SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE YEAR ENDED DECEMBER 31, 2003

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM ________ TO ________

Commission File Number 1-2918

Full title of Plan:

ASHLAND INC. EMPLOYEE SAVINGS PLAN

Name of issuer of the securities held pursuant to the plan and the address of its principal office:

ASHLAND INC.
50 E. RiverCenter Boulevard
P. O. Box 391
Covington, Kentucky 41012-0391

Telephone Number: (859) 815-3333

Ashland Inc. Employee Savings Plan

Financial Statements and Schedule

December 31, 2003 and 2002 and for the year ended December 31, 2003

CONTENTS

ERNST & YOUNG

Ernst & Young LLP
1900 Scripps Center
312 Walnut Street
Cincinnati, Ohio 45202

Phone: (513) 612-1400
www.ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Administrator
Ashland Inc. Employee Savings Plan

We have audited the accompanying statements of net assets available for benefits of Ashland Inc. Employee Savings Plan as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

May 21, 2004

Ernst & Young LLP

ASHLAND INC. EMPLOYEE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31	
	2003	2002
Assets		
Investments		
Common stock	$ 159,774,998	$ 113,407,110
Shares of registered investment companies	457,097,568	356,277,724
Common/collective trust	12,775,172	10,518,849
Short duration investment	52,442,738	50,561,243
Short-term investment fund	5,623,420	3,803,839
Investment contracts at contract value	149,731,588	147,824,673
Participant loans receivable at estimated fair value	11,650,409	9,784,920
	849,095,893	692,178,358
Receivables		
Dividends	63,867	42,497
Contributions	245,098	-
Proceeds from sales of securities	5,331	-
Interest	3,070	58,759
Total assets	849,413,259	692,279,614
Liabilities		
Cost of securities purchased	-	839,438
Accrued expenses	88,060	295,753
Net assets available for benefits	$ 849,325,199	$ 691,144,423

See accompanying notes to financial statements.

ASHLAND INC. EMPLOYEE SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2003

Additions to net assets attributed to:	
Investment income	
Dividends	$ 9,706,689
Interest	7,730,277
Contributions	
Participants	37,403,599
Ashland Inc.	20,552,999
Net realized and unrealized appreciation in fair value of investments	153,457,119
Transfers from other plans	634,509
Total additions	229,485,192
Deductions from net assets attributed to:	
Benefits paid to participants	71,119,798
Administrative expenses	184,618
Total deductions	71,304,416
Net change in plan assets	158,180,776
Net assets available for benefits, beginning of year	691,144,423
Net assets available for benefits, end of year	$ 849,325,199

See accompanying notes to financial statements.

ASHLAND INC. EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2003

NOTE A – DESCRIPTION OF THE PLAN

The following description of the Ashland Inc. Employee Savings Plan (Plan) provides only general information. The information provided in this Note and other information in this Form 11-K Annual Report is not intended to be and does not constitute a Summary Plan Description or Plan document, as these terms are defined under the Employee Retirement Income Security Act of 1974 (ERISA). Instead, this information merely summarizes selected aspects of the Plan. Consult the Summary Plan Description or the Plan document for more information about the Plan. The Plan document controls the terms of the Plan and supersedes any inconsistencies contained herein or in the Summary Plan Description. Ashland Inc. (Ashland), as Plan Administrator, retains all rights to determine, interpret and apply the Plan's terms as to factual matters and matters of law. This retained discretionary authority is more particularly described in the Summary Plan Description and in the Plan document.

General

The Plan is a contributory, defined contribution plan and covers active regular employees in groups designated by Ashland, the Plan sponsor, as eligible to participate in accordance with Plan documents. The Plan is intended to qualify under sections 401(a), 401(k), and 401(m) of the Internal Revenue Code (IRC), and under section 404(c) of ERISA.

Contributions

The Plan allows participants to make pre-tax contributions, pursuant to the terms of the Plan and Section 401(k) of the IRC. The Plan utilizes a safe harbor design under Section 401(k)(12) of the IRC. The Plan no longer permits participants to make after-tax contributions. Ashland or its participating subsidiaries also make matching contributions related to participant contributions, subject to applicable limitations in the Plan and IRC. Employees in groups designated as eligible to participate may immediately enroll in the Plan, regardless of the amount of company service. However, Ashland's matching contributions will not begin until the eligible employee completes one year of service.

Participants may contribute from 1 to 50 percent of eligible compensation in whole number percentage increments. Excluding catch-up contributions, participants were limited to contributions of $12,000 in 2003. The maximum annual contribution from compensation for future years is scheduled to increase by $1,000 each year until it reaches $15,000 in 2006. After 2006, the maximum amount will be adjusted for inflation under Internal Revenue Service (IRS) rules.

Eligible employees who are at least 50 by December 31 can make catch-up contributions in addition to the regular contribution. Catch-up contributions are pre-tax contributions from an eligible participant's compensation in excess of a plan-imposed limit or the legal pre-tax contribution limit. Therefore, the eligible participant's contributions must first reach a plan-imposed limit or the legal pre-tax contribution limit before any contributions are characterized as catch-up contributions. These employees may

ASHLAND INC. EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

NOTE A – DESCRIPTION OF THE PLAN (Continued)

Contributions (Continued)

contribute a maximum of $2,000 as catch-up contributions for 2003. The catch-up contribution limit is presently scheduled to increase by $1,000 each year until it reaches $5,000 in 2006. After 2006, the maximum amount will be adjusted for inflation under IRS rules.

Effective July 1, 2003, Ashland or its participating subsidiaries contribute up to 5.5 percent (increased from 4.2 percent) of eligible compensation. The company matching contribution is $1.10 for each $1.00 the participant contributes up to a maximum participant contribution of 5 percent of eligible compensation. Sixty cents of each $1.10 of the company match is invested in Ashland Common Stock and the remaining $.50 of the company match is invested in the same manner as the participant contributions. Dividends paid into the Ashland Inc. Common Stock Fund are allocated proportionately to participants on the basis of each participant's investment in the fund and used to purchase additional Ashland Common Stock shares.

Effective January 1, 2003, the Plan was amended to eliminate the employee stock ownership plan (ESOP) characteristics and the restrictive nature of the portion of the company matching contribution that was invested in the Ashland Inc. Restricted Common Stock Fund. As a result, the balance in the Ashland Inc. Restricted Common Stock Fund was transferred into the Ashland Inc. Common Stock Fund, which is not restricted. While a portion of the company matching contribution continues to be invested in Ashland Common Stock, participants may elect to diversify any or all of that investment.

Plan participants age 55 or older are permitted to transfer a designated portion of their Leveraged Employee Stock Ownership Plan (LESOP) accounts to their accounts in the Ashland Inc. Employee Savings Plan during annual election periods. Amounts subject to this election in the LESOP are transferred to the Ashland Inc. Common Stock Fund account in the Plan of electing participants. Those participants can then choose to transfer the amounts from the Ashland Inc. Common Stock Fund to other investment options in the Plan. During October 2003, 17,464 shares of Ashland Inc. Common Stock were transferred from the LESOP accounts of the electing participants to their corresponding Ashland Inc. Common Stock Fund accounts in the Plan.

Participants direct the investment of their contributions into various investment options offered by the Plan. Currently, the Plan offers approximately 180 investment options.

Effective March 29, 2000, a stock dividend of Arch Coal, Inc. common stock was distributed on all the Ashland Common Stock in the Plan. Participants having an interest in the Ashland Inc. Restricted Common Stock Fund and the Ashland Inc. Common Stock Fund were each allocated a proportionate interest in the separate Arch Coal Investment Fund to which the Arch stock dividend was deposited. Effective September 30, 2003, the Arch Coal Investment Fund was eliminated. Balances in this fund could be transferred to any other investment option until the close of the market on September 30, 2003. After that date, any remaining balance was automatically transferred to the Low Volatility Fund.

NOTE A – DESCRIPTION OF THE PLAN (Continued)

Vesting

The Plan provides for immediate vesting of all employer and employee contributions regardless of the employee's length of participation in the Plan or service with the employer. However, in order to preserve the qualified status of the Plan with the Internal Revenue Service, there are certain restrictions pertaining to the employee's right to withdraw contributions and any earnings thereon while actively employed by Ashland or its subsidiaries. If a participant or beneficiary entitled to a benefit cannot be located, the vested benefit is forfeited. However, if such a participant or beneficiary makes a proper claim prior to the termination of the Plan, the forfeited benefit shall be restored in an amount equal to the amount forfeited, unadjusted for any gains or losses.

Participant Loans

Any participant in the Plan can obtain a loan from the Plan for any reason and may hold up to 2 loans at any one time. Loans cannot exceed the lesser of (a) 50 percent of the participant's account balance or (b) $50,000 reduced by the difference between the highest outstanding loan balance during the 12 months before the loan and the actual balance on the date of the loan. Participants' plan accounts will be security for the loan. Loans must be repaid within 5 years in equal installment amounts determined by the Plan sponsor. Loan interest compounds monthly at an annual rate equal to the prime rate on the last business day of the month before the loan is made plus 1 percent. Interest on the loan will be credited to the participant's account as the loan is repaid as earnings in the investment option or options, in the same percentage, as participant's contributions.

Payments of Benefits

Participants may withdraw a certain portion of their account while employed. The portion which can be withdrawn depends upon whether the employee is age 59-½ at withdrawal and the source of funds. Only one such withdrawal is allowed in any 12 month period and the withdrawal cannot exceed the current value of the total account.

Upon termination of employment, the participant, or beneficiary in the event of death, may receive the entire value of the account and tax-deferred account in a lump sum, in monthly, quarterly or annual installments, paid over a limited period of time. If the total value of the account and tax-deferred account is $5,000 or less, the value of the account will be distributed in a lump sum without the participant's consent.

Plan Termination

Although it has not expressed any intention to do so, Ashland reserves the right, at its sole discretion, to amend, suspend, modify, interpret, discontinue or terminate the Plan or change the funding method at any time without the requirement to give cause or consideration to any individual, subject to the provisions set forth in ERISA. No accounting treatment or funding of the Plan shall be deemed evidence of an intent to limit in any way the right to amend or terminate the Plan.

NOTE B – SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements have been prepared on the accrual basis of accounting. All costs and expenses of administering the Plan are paid by Ashland, except that fees are paid to the investment managers from their respective funds. The preparation of the financial statements and accompanying notes in conformity with U. S. generally accepted accounting principles requires the Plan's management to make estimates and assumptions that affect the amounts reported. Actual results could differ from those estimates.

Investment Valuation

Except for the investment contracts, the Plan's investments are stated at fair value which equals the quoted market price or bid price for other listed investments, at quoted market price that represents the net asset value of shares of registered investment companies, and at cost (which equals market) for commingled short-term investment funds on the last business day of the plan year. Participant loans are valued at their outstanding balances, which approximate fair value.

Investment contracts are recorded at their contract values, which represent contributions and reinvested income, less any withdrawals plus accrued interest, because these investments have fully benefit-responsive features.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The cost of investments disposed of is determined on the basis of average historical cost. Income or loss, less investment management fees, is allocated to participants' accounts on the basis of each participant's proportionate interest in the fund. The value of the fund, and the value of each participant's interest, will fluctuate with the carrying value of the securities in which the fund is invested.

NOTE C – INVESTMENTS

The fair values of individual investments that represent 5 percent or more of the net assets of the Plan at December 31, 2003 and 2002 are as follows:

	December 31	
	2003	2002
Ashland Inc. Common Stock	$ 159,774,998	$ 105,041,611
Fidelity Equity Income II Fund	123,575,050	97,377,182
Fidelity Contrafund	122,426,981	100,385,881
Fidelity Management Trust Company Short Duration Portfolio	52,442,738	50,561,243
Fidelity Low-Priced Stock Fund	47,249,944	33,414,308
Fidelity Government Income Fund	42,230,757	47,559,479

ASHLAND INC. EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

NOTE C – INVESTMENTS (Continued)

The assets of the Plan are held by the trustee, Fidelity Trust Company. During 2003, the Plan's investments, including gains and losses on investments bought and sold as well as held during the year, appreciated in value by $153,457,119 as follows:

Shares of registered investment companies	$	92,130,458
Ashland Inc. Common Stock		56,990,540
Common/collective trust		2,858,217
Short duration investments		1,281,496
Arch Coal, Inc. Common Stock		196,408
	$	153,457,119

There are no reserves against contract values for credit risk of contract issues or otherwise. The fair value of the investment contracts at December 31, 2003 and 2002 was $149,731,588 and $147,824,673, respectively. The average yield was approximately 4.98% in 2003 and 5.5% in 2002. The crediting interest rate for these investment contracts is reset quarterly by the contract insurer. The minimum crediting interest rate typically allowed under the contracts is zero percent. At December 31, 2003, the crediting interest rate for these investment contracts was between 1.33% and 7.09% and at December 31, 2002 it was between 1.98% and 8.14%.

During the Plan year ended December 31, 2003, the Plan received the following cash dividends:

Ashland Inc. Common Stock	$	4,038,452
Arch Coal, Inc. Common Stock		61,440
Various other investments		5,606,797
	$	9,706,689

NOTE D – TRANSACTIONS WITH RELATED PARTIES

The Plan has investments in common stock of Ashland. Ashland pays most of the administrative costs although some are paid by the Plan. Ashland does not charge the Plan for services it performs on behalf of the Plan.

NOTE E – TAX STATUS OF THE PLAN

The Plan has received a determination letter from the Internal Revenue Service dated March 3, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, is qualified and the related trust is tax exempt.

NOTE F – SUBSEQUENT EVENTS

On March 19, 2004, Ashland Inc. announced that it had signed an agreement under which Ashland would transfer its 38 percent interest in Marathon Ashland Petroleum LLC (MAP) and two other businesses to Marathon Oil Corporation in a transaction structured to be tax free and valued at approximately $3 billion. Under the terms of the agreement, Ashland's shareholders would receive Marathon Common Stock with a value of $315 million (or approximately $4.50 per Ashland share based on the number of shares outstanding at that time). Ashland would receive cash and MAP accounts receivable totaling $2.7 billion.

The transaction is subject to, among other things, approval by Ashland's shareholders, customary antitrust review, consent from public debt holders and receipt of a favorable private letter ruling from the Internal Revenue Service with respect to the tax treatment of the transaction. There is meaningful risk that the transaction will not receive the favorable ruling from the IRS, in which case the transaction would not proceed. However, Ashland believes it is more likely than not that this transaction will receive a favorable ruling. If these conditions are met, the transaction is expected to close by the end of the 2004 calendar year.

If the transaction closes, the portion of a participant's account that is invested in the Ashland Common Stock Fund will receive the appropriate value of the Marathon Common Stock. However, the mechanics as to how this will be accomplished have not been fully determined (i.e., whether the Trustee will continue to hold the Marathon Common Stock for a period of time or whether the Trustee will sell the shares immediately).

Ashland Inc. Employee Savings Plan

Employer Identification Number 61-0122250
Plan Number 334

Schedule H; Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2003

Identity of Issue	Description of Investment Including Number of Shares or Principal Amount	Cost	Current Value
Common Stock:			
* Ashland Inc. Common Stock	3,626,305	$ 132,783,754	$ 159,774,998
Shares of Registered Investment Companies:			
AIM Balanced Fund-Class A	528	11,631	12,639
AIM Basic Value	1,061	27,854	31,021
AIM Blue Chip Fund-Class A	4,056	39,931	45,423
AIM Constellation Fund-Class A	1,498	27,610	32,227
AIM Global Aggressive Growth Fund-Class A	588	7,520	9,038
AIM High Yield Investment	4,460	19,178	19,715
AIM Income Fund Investment	161	1,067	1,074
AIM Large Cap Basic Value	2,663	30,347	32,947
AIM Large Cap Growth	2,802	24,931	25,611
AIM Premium Equity-Class A	906	6,667	8,498
AIM Weingarten Fund-Class A	4,088	40,508	49,385
Alger Capital Appreciation Retirement Portfolio-Retirement Class	7,146	70,546	80,965
Alger MidCap Growth Retirement Portfolio-Retirement Class	22,645	308,669	346,019
Alger Small Cap Institutional Portfolio-Institutional Class	456	6,354	7,097
Ariel Appreciation Fund	23,820	897,146	1,031,409
Ariel Fund	14,448	571,920	651,899
Ariel Premier Bond Fund-Investor Class	13,330	140,888	138,232
Baron Asset Fund	2,261	85,739	99,091
Baron Growth Fund	27,391	849,435	970,727
Calvert International Equity	48	628	785
Calvert New Vision Small Cap Fund-Class A	679	11,400	12,928
Calvet Capital Accumulation Fund-Class A	245	4,604	5,383
Credit Suisse Capital Appreciation Fund-Common Shares	98	1,314	1,498
Credit Suisse Emerging Growth	1,342	35,423	36,761
Credit Suisse Global Fixed Income Fund-Common Shares	13,429	139,396	135,637
Credit Suisse International Focus	38	337	402
Domini Social Equity Fund	1,155	27,257	31,544
Dreyfus Founders Balanced Fund	1,497	11,187	11,797
Dreyfus Founders Growth and Income Fund-Class F	2,955	12,006	13,506
Dreyfus Founders Growth Fund-Class F	691	6,295	6,789
Dreyfus Founders Mid-Cap Growth Fund-Class F	4,550	14,076	16,290
Dreyfus Founders Passport Fund-Class F	4,143	55,423	58,997
Dreyfus Founders Worldwide Growth Fund-Class F	466	4,968	5,323
* Fidelity Aggressive Growth Fund	15,361	200,422	229,338
* Fidelity Aggressive International Fund	5,280	72,945	80,306
* Fidelity Balanced Fund	29,733	447,060	498,033
* Fidelity Blue Chip Growth Fund	638,177	30,177,707	25,290,961
* Fidelity Canada Fund	11,464	259,434	314,001
* Fidelity Capital & Income Fund	53,458	402,838	430,874
* Fidelity Capital Appreciation Fund	39,466	881,114	967,309
* Fidelity China Region Fund	10,916	154,462	169,532
* Fidelity Contrafund	2,480,789	117,070,209	122,426,981
* Fidelity Contrafund I I	16,790	156,294	173,604
* Fidelity Convertible Securities Fund	4,390	79,114	88,555
* Fidelity Disciplined Equity Fund	741	14,982	16,852
* Fidelity Diversified International Fund	23,280	456,241	561,510
* Fidelity Dividend Growth Fund	39,915	1,007,567	1,089,689
* Fidelity Emerging Markets Fund	12,918	113,704	137,055
* Fidelity Equity-Income Fund	15,221	677,455	757,224
* Fidelity Equity-Income I I Fund	5,424,717	125,228,135	123,575,050
* Fidelity Europe Capital Appreciation Fund	3,369	51,263	62,996
* Fidelity Europe Fund	430	9,826	11,449
* Fidelity Export and Multinational Fund	11,376	180,472	206,593
* Fidelity Fifty	48,960	822,179	943,945
* Fidelity Focused Stock Fund	1,083	8,162	9,499
* Fidelity Four-in-One Index Fund	5,695	105,327	129,852
* Fidelity Freedom 2010 Fund	12,164	145,659	158,373

Ashland Inc. Employee Savings Plan

Employer Identification Number 61-0122250
Plan Number 334

Schedule H; Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2003

Identity of Issue	Description of Investment Including Number of Shares or Principal Amount	Cost	Current Value
Shares of Registered Investment Companies (continued)			
* Fidelity Freedom 2020 fund	35,034	$ 415,986	$ 456,144
* Fidelity Freedom 2030 Fund	20,596	231,149	266,714
* Fidelity Freedom 2040 Fund	10,781	72,521	81,506
* Fidelity Fund	4,805	122,230	134,913
* Fidelity Global Balanced Fund	166	2,693	3,127
* Fidelity Government Income Fund	4,132,167	41,249,570	42,230,757
* Fidelity Growth & Income Portfolio	16,659	526,968	593,553
* Fidelity Growth & Income I I Portfolio	14,640	126,100	135,716
* Fidelity Growth Company Fund	10,924	501,604	546,964
* Fidelity High Income Fund	21,890	184,101	195,696
* Fidelity Independence Fund	2,765	39,588	44,411
* Fidelity Inflation Pro Bond	22,768	251,142	250,677
* Fidelity International Growth & Income Fund	7,665	148,962	183,345
* Fidelity International Small Cap	28,406	492,833	530,331
* Fidelity Investment Grade Bond Fund	44,833	338,622	338,491
* Fidelity Japan Fund	14,932	160,296	172,316
* Fidelity Japan Smaller Companies Fund	24,754	230,005	255,951
* Fidelity Large Cap Stock Fund	6,816	78,602	94,603
* Fidelity Latin America Fund	855	11,065	13,020
* Fidelity Low-Priced Stock Fund	1,350,770	33,131,358	47,249,944
* Fidelity Mid-Cap Stock Fund	16,016	304,412	345,468
* Fidelity New Markets Income Fund	110,820	1,378,784	1,540,397
* Fidelity Nordic Fund	21	353	450
* Fidelity OTC Portfolio	1,771	52,685	57,491
* Fidelity Overseas Fund	724,435	23,582,868	22,768,984
* Fidelity Purtian Fund	12,629	204,229	233,264
* Fidelity Pacific Basin Fund	5,169	80,256	90,608
* Fidelity Real Estate Investment Portfolio	70,107	1,424,959	1,662,249
* Fidelity Small Cap Independence Fund	14,674	212,427	263,258
* Fidelity Small Cap Retirement Fund	6,645	80,466	91,772
* Fidelity Small Cap Stock Fund	49,364	630,283	844,120
* Fidelity Southeast Asia Fund	4,530	55,672	66,054
* Fidelity Stock Selector	404	7,203	8,471
* Fidelity Strategic Income Fund	24,803	239,911	260,428
* Fidelity Structured Large Cap Growth Fund	5,011	41,272	45,192
* Fidelity Structured Large Cap Value Fund	401	3,796	4,219
* Fidelity Structured Mid Cap Growth Fund	37,877	292,045	390,886
* Fidelity Structured Mid Cap Value Fund	33,394	320,024	403,403
* Fidelity Total Bond	1,315	13,822	13,836
* Fidelity Trend Fund	113	4,505	5,524
* Fidelity U. S. Bond Index Fund	85,071	952,448	951,946
* Fidelity Utilities Fund	5,929	62,813	68,066
* Fidelity Value Discovery	1,805	20,219	22,543
* Fidelity Worldwide Fund	905	12,966	14,807
* Fidelity Value Fund	17,063	858,398	1,059,103
FMA Small Company Issue	1,531	27,769	33,079
Franklin Small-Mid Cap Growth Fund-Class A	580,273	21,234,274	17,535,849
Gartmore Value Opportunity	1,131	15,506	17,489
INVESCO Core Equity	467	4,985	5,334
INVESCO Dynamics Fund-Investor Class	946	11,943	13,944
INVESCO NB Guardian Trust	6,130	64,778	69,148
INVESCO Small Growth Fund-Investor Class	2,861	25,999	31,816
INVESCO Total Return Fund-Investor Class	235	5,214	5,615
Legg Mason Value Trust, Inc.-Institutional Class	9,918	534,117	618,207
Managers Bond Fund	37,295	880,719	916,709
Managers Capital Appreciation Fund	301	6,809	7,656
Managers Special Equity Fund	431	25,501	33,801

Ashland Inc. Employee Savings Plan

Employer Identification Number 61-0122250
Plan Number 334

Schedule H; Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2003

Identity of Issue	Description of Investment Including Number of Shares or Principal Amount	Cost	Current Value
Shares of Registered Investment Companies (continued)			
Managers Value Fund	1,002	$ 23,928	$ 26,296
Morgan Stanley Institutional Fund, Inc.-Value Equity Portfolio-Class B	420	3,050	3,907
Morgan Stanley Institutional Active International	17	143	166
Morgan Stanley Institutional Balanced ADV	267	2,606	2,885
Morgan Stanley Institutional Fund Trust High Yield Portfolio Adviser Class	2,698	14,361	14,625
Morgan Stanley Institutional Fund Trust Value Portfolio-Adviser Class	1,521	19,699	23,472
Morgan Stanley Institutional Fund, Inc.-Emerging Markets Portfolio-Class B	3,545	42,679	54,446
Morgan Stanley Institutional Fund, Inc.-Equity Growth Portfolio-Class B	2,772	41,371	43,097
Morgan Stanley Institutional Fund, Inc.-International Equity Portfolio-Class B	7,124	105,214	135,002
Morgan Stanley Institutional Fund, Inc.-International Magnum Portfolio-Class B	19	158	198
Morgan Stanley Institutional Fund, Inc.-Small Company Growth Portfolio-Class B	2,627	24,694	27,431
Morgan Stanley Institutional Midcap Growth ADV	134	2,071	2,255
Morgan Stanley Institutional Value Equity	667	9,570	10,471
Mutual Discovery Fund-Class A	11,443	207,466	236,415
Mutual Shares Fund-Class A	12,427	228,334	259,609
Neuberger Berman Focus Fund-Trust Class	13,639	337,301	360,619
Neuberger Berman Manhattan Fund-Trust Class	24	198	223
Neuberger Berman Partners Fund-Trust Class	441	6,138	7,196
Neuberger Berman Socially Responsive Fund-Trust Class	8,212	103,879	112,340
PBHG Emerging Growth Fund	35,392	440,303	465,052
PBHG Growth Fund	1,592	28,505	28,354
PBHG Large Cap Value Fund	9,396	102,536	112,374
PBHG Mid-Cap Value Fund	12,274	172,932	210,873
PBHG Strategic Small Company Fund	616	7,638	8,298
PIMCO Capital Appreciation Fund-Administrative Class	1,056	15,059	16,773
PIMCO Global Bond Fund-Administrative Class	51,821	517,023	533,751
PIMCO High Yield Fund-Administrative Class	54,771	496,724	535,110
PIMCO Long-Term U. S. Government Fund-Administrative Class	102,659	1,134,908	1,110,770
PIMCO Mid Cap Fund-Administrative Class	388,914	8,833,534	7,817,180
PIMCO Total Return Fund-Administrative Class	773,909	8,207,968	8,288,565
Royce Low Priced Stock	25,844	297,275	361,293
Royce Emerging Growth Fund	2,886	73,252	81,089
Royce Smaller Companies Growth Fund	5,443	104,411	112,015
Scuder 21st Century Growth	246	2,987	3,202
Scudder Global Discovery Fund-Class S	350	7,475	9,837
Scudder Growth & Income	344	6,170	6,919
Scudder International Fund	72	2,656	2,779
Spartan Extended Market Index Fund	2,958	65,264	80,821
Spartan International Index Fund	1,760	38,119	47,985
Spartan Total Market Index Fund	4,044	105,562	120,964
Spartan U. S. Equity Fund	13,079	449,747	515,449
Strong Advisor Common Stock Fund-Class Z	743	13,113	16,456
Strong Advisor Small Cap Value Fund-Class Z	37,443	832,307	1,030,797
Strong Government Securities Fund-Investor Class	47,317	529,539	514,807
Strong Growth Fund-Investor Class	2,529	37,328	43,472
Strong Large Cap Growth Fund-Investor Class	833	16,404	17,447
Strong Opportunity Fund-Investor Class	2,895	98,113	114,218
Strong Ultra Short-Term Income Fund-Investor Class	31,647	296,435	294,315
TCW Galileo Aggressive Growth Equities Fund-Class N	14,611	142,165	175,337
TCW Galileo Select Equities Fund-Class N	17,276	264,710	294,905
TCW Galileo Small Cap Growth	912	12,692	13,372
Templeton Developing Markets Trust-Class A	8,693	110,956	130,312
Templeton Foreign Fund-Class A	36,501	325,053	388,375
Templeton Foreign Smaller Companies Fund-Class A	6,043	94,181	109,254
Templeton Global Bond Fund-Class A	38,169	359,269	389,709
Templeton Growth Fund-Advisor Class	21,844	385,782	451,525
Templeton World Fund-Class A	4,164	59,718	70,243
The Oakmark Equity and Income Fund	83,846	1,629,071	1,846,284
The Oakmark Select Fund	92,198	2,490,841	2,823,101
West Asset Core	3,790	43,330	43,930
Total Shares of Registered Investment Companies		444,228,566	457,097,568

Ashland Inc. Employee Savings Plan

Employer Identification Number 61-0122250
Plan Number 334

Schedule H; Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2003

Identity of Issue	Description of Investment Including Number of Shares or Principal Amount	Cost	Current Value
Common/Collective Trust			
* Fidelity US Equity Index Commingled Pool	378,299	$ 13,248,123	$ 12,775,172
Short Duration Investment			
* Fidelity Management Trust Company Short Duration Portfolio	47,838,433	48,994,037	52,442,738
Short-term Investment Fund			
* Fidelity Management Trust Company Institutional Cash Portfolio	5,623,420	5,623,420	5,623,420
Investment Contracts at Contract Value			
Business Men's Assurance-MBIA Insured #1369, 6.22%, due 5/10/2004	5,197,216	5,197,216	5,197,216
CDC Financial # 1143-01			
INVESCO Group Trust AAA ABS	10,424,043	10,424,043	10,424,043
CDC wrapper	(269,513)	(269,513)	(269,513)
CDC Financial #1143-02			
United States Treasury, 6.63%, due 5/15/2007	5,131,932	5,131,932	5,131,932
United States Treasury, 4.38%, due 5/15/2007	2,661,778	2,661,778	2,661,778
CDC wrapper	(597,855)	(597,855)	(597,855)
GE Life & Annuity Assurance Co. #GS-3531, 5.55%, due 3/29/2004	1,743,109	1,743,109	1,743,109
John Hancock Life Insurance #14385-GAC, 5.54%, due 7/25/2005	3,761,397	3,761,397	3,761,397
JP Morgan Chase			
IGT MxMgr Core	33,889,324	33,889,324	33,889,324
JP Morgan Chase wrapper	(825,657)	(825,657)	(825,657)
Metropolitan Life Insurance Co. #25793, 5.89%, due 2/2/2004	2,361,628	2,361,628	2,361,628
Metropolitan Life Insurance Co. #GAC-25716, 7.09%, due 1/5/2004	2,478,965	2,478,965	2,478,965
Monumental Life Insurance Co. #MDA-00425TR			
IGT INVESCO AAA ABS	10,519,110	10,519,110	10,519,110
Monumental Life Insurance Co. wrapper	(269,416)	(269,416)	(269,416)
Monumental Life Insurance Co. #SV04225Q, 1.45%, due 2/21/05	1,505,437	1,505,437	1,505,437
Monumental Life Insurance Co. #SV04270Q, 1.33%, due 9/30/2005	1,504,987	1,504,987	1,504,987
New York Life Insurance Co. #GA-31239, 5.88%, due 2/10/2004	3,537,038	3,537,038	3,537,038
State Street Bank & Trust #103078			
IGT MxMgr Int G/C	35,915,451	35,915,451	35,915,451
State Street Bank & Trust wrapper	(2,433,515)	(2,433,515)	(2,433,515)
UBS AG #5176			
IGT MxMgr Int G/C	35,930,054	35,930,054	35,930,054
UBS AG wrapper	(2,433,925)	(2,433,925)	(2,433,925)
Total Investment Contracts		149,731,588	149,731,588
Participant Loans Receivable at Estimated Fair Value	5% to 10.5%	-	11,650,409
		$ 794,609,488	$ 849,095,893

* Indicates parties-in-interest to the Plan

SIGNATURE

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ASHLAND INC. EMPLOYEE SAVINGS PLAN

Date: June 22, 2004

By /s/ David L. Hausrath

David L. Hausrath
Vice President, General Counsel and Secretary

Exhibit Index

Exhibit No.	Exhibit
23	The Consent of Ernst & Young
99(a)	Copy of Ashland Inc. Employee Savings Plan, as amended
99(b)	Copy of Trust Agreement under Ashland Inc. Employee Savings Plan, as amended

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-32612) pertaining to the Employee Savings Plan of Ashland Inc. of our report dated May 21, 2004, with respect to the financial statements and schedule of the Ashland Inc. Employee Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2003.

Cincinnati, Ohio
June 21, 2004

Ernst & Young LLP

Exhibit No. 99(a)

ASHLAND INC.

EMPLOYEE SAVINGS PLAN

AMENDED & RESTATED
GENERALLY EFFECTIVE JANUARY 1, 2003

ASHLAND INC.
EMPLOYEE SAVINGS PLAN

WHEREAS, Ashland Inc. established the Ashland Inc. Employee Savings Plan (which was known as the Ashland Inc. Employee Thrift Plan before October 1 1995) originally effective June 1, 1964 for the benefit of employees eligible to participate therein;

WHEREAS, the aforesaid Plan was amended from time to time and, as so amended, was completely amended and restated effective October 1, 1976 to comply with the provisions of the Employee Retirement Income Security Act of 1974;

WHEREAS, the aforesaid amended and restated Plan was further amended from time to time and was completely amended and restated effective October 1, 1980, and again restated effective October 1, 1983, and again restated effective October 1, 1985, and again restated effective October 1, 1989 and again restated effective October 1, 1995; and again restated effective January 1, 1997;

WHEREAS, Article 20 of the aforesaid amended and restated Plan, reserves to Ashland Inc. the right to further amend the Plan; and

WHEREAS, Ashland Inc. desires to make further amendments to the Plan and to incorporate such amendments into a completely restated Plan;

NOW, THEREFORE, Ashland Inc. does hereby further amend and restate the Ashland Inc. Employee Savings Plan, generally effective as of January 1, 2003, except as otherwise indicated, and provided that amendments which were made hereto from and after the Plan's last effective date of restatement through the date on which this restatement was executed shall be effective as of the dates that were specified under each such amendment, whether or not such effective dates are specified hereinafter, in accordance with the following terms and conditions:

ARTICLE 1
PURPOSE OF PLAN

1.1 Designation.

(a) General. The Plan is designated the "Ashland Inc. Employee Savings Plan." The Plan is also designated as a discretionary contribution plan under Section 401(a) of the Code to which contributions may be made without regard to the current or accumulated earnings and profits of the respective Participating Companies for the taxable years thereof ending with or within the Plan Year, and whose assets may be invested, without limitation, in qualifying employer securities as defined in Section 407(d)(5) of ERISA.

(b) ERISA 404(c). It is intended that the Plan be a plan described in Section 404(c) of ERISA, to the extent that the terms and operation of the Plan comply with those provisions; therefore, fiduciaries of the Plan may be relieved of any liability for any losses which are the direct and necessary result of investment instructions given by a Member or Beneficiary.

(c) Testing Method. The Plan is designated as an ADP test safe-harbor plan, as described in Notice 98-52, as modified in Notice 2000-3, and as allowed in Section 401(k)(12)(B) of the Code. As a result of such designation, Members may only make salary reduction elections, as described in Article 6, that are allocated to the Members' Tax Deferred Accounts. Also as a result of such designation, amounts attributable to Participating Company contributions allocated to Members' Accounts after December 31, 1998, and for distributions after December 31, 1998, of amounts from or attributable to what had been Members' Restricted Company Match Accounts shall, in addition to any other applicable restrictions on distributions, not be distributable to a Member before the occurrence of an event described in Section 401(k)(2)(B) of the Code, except that the same may not be distributed on account of the hardship of a Member. Finally, as a result of such designation, Members that are eligible to make salary reduction contributions under Article 6 shall receive the notice required by Section 401(k)(12)(D) of the Code. Such notice will be provided at or around the time of eligibility to participate and annually thereafter. The annual notice will be provided at least 30 days but not more than 90 days before the start of the next Plan Year.

(1) Top-Heavy. Effective January 1, 2002, so long as the Plan consists solely of a Plan that meets the applicable requirements of Code sections 401(k)(12) and 401(m)(11), the top-heavy requirements of Code section 416 and the provisions of Article 24 shall not apply.

(d) ESOP. Effective January 1, 2003, the Restricted Company Match Account shall no longer be designated as an employee stock ownership plan, qualified under sections 401(a) and 4975(e)(7) of the Code. Therefore, each Member's Restricted Company Match Account will become part of the Member's Account and the amounts attributable to the Restricted Company Match Account shall become part of the investment in Fund A – Ashland Common Stock Fund. .

1.2 Purpose. The purpose of the Plan is to provide retirement and other benefits for the Members and their respective beneficiaries. To provide such benefits, the Participating Companies propose to make such contributions as directed and determined by the Sponsoring Company in accordance with the provisions of the Plan. Except as otherwise provided by the Plan and by law, the assets of the Plan shall be held for the exclusive benefit of Members and their beneficiaries and defraying reasonable expenses of administering the Plan, and it shall be impossible for any part of the assets or income of the Plan to be used for, or diverted to, purposes other than such exclusive purposes.

1.3 Plan Mergers.

(a) Ballenger and SuperAmerica. Effective as of December 31, 1995, with respect to accounts formerly held under the Ballenger Paving Company, Inc. 401(k) Employee Savings Plan (the "Ballenger Plan") and effective as of April 1, 1996, with respect to accounts formerly held under the SuperAmercia Hourly Associates Savings Plan (the "SuperAmerica Plan"), the Ballenger Plan and SuperAmerica Plan shall, as of their respective effective dates, be merged with and become a part of this Plan. The actual transfer of accounts from each of these plans to this Plan shall be made as part of the said plan mergers on such date as shall be determined and agreed to by and between the Sponsoring Company and the Trustee and the trustee of the applicable plan being merged herein. After each such account is transferred to the Plan, each such account shall be held and administered pursuant to the terms of this Plan; provided, however, notwithstanding anything contained herein to the contrary, the Section 411(d)(6) protected benefits (as defined under Treas. Reg. §1.411 (d) - 4) associated with each such account shall be preserved under this Plan. The accounts which are so transferred and merged into this Plan shall be placed in and shall be a part of the applicable Member's Account hereunder, and for purposes of determining service hereunder, the Member's prior service under the plan being merged herein shall count hereunder to determine such Member's Period of Service, and, for purposes of applying the withdrawal rules under this Plan, this Plan shall refer to the applicable date of allocation of employer contributions under such plan.

(b) Superfos Related Plans. Effective on or after August 31, 2000, the accounts formerly held under the Shears Construction, LP 401(k) Retirement Savings Plan that are designated by the Plan Administrator or its delegate and effective on or after September 18, 2000, the accounts formerly held under the Superfos and Affiliates 401(k) Plan, the JB Coxwell Contracting, Inc. 401(k) Plan and the Harper Brothers Construction, Inc. 401(k) Profit Sharing Plan that are designated by the Plan Administrator or its delegate, shall, as of their respective effective dates, be merged with and become a part of this Plan. The actual transfer of accounts from each of these plans to this Plan shall be made as part of the said plan mergers on such date as shall be determined and agreed to by and between the Sponsoring Company and the Trustee and the trustee of the applicable plan being merged herein. After each such account is transferred to the Plan, each such account shall be held and administered pursuant to the terms of this Plan. The investment options into which the transferred assets are initially placed shall be similar to those in which they were invested prior to the merger, as determined by the Plan Administrator or its delegate. To accomplish the said merger, the Plan Administrator shall implement such procedures, as it deems appropriate or convenient. These may include but not be limited to suspending account transactions for a period of time following the merger. The Section 411(d)(6) protected benefits as defined under applicable Treasury regulations and other pronouncements shall be preserved; provided, however, that changes may be made to them after the merger allowed under law and Treasury or

Internal Revenue Service interpretations. The accounts that are so transferred and merged into this Plan shall be placed in and shall be a part of the applicable Member's existing Account hereunder, if the Member has one. For purposes of applying the withdrawal rules under this Plan to the merged assets, this Plan shall refer to the applicable date of allocation of employer contributions under the plan from which the assets were transferred. Nevertheless, if that is not administratively convenient, then the transferred assets shall be deemed contributed on the date of transfer hereto for purposes of applying the withdrawal rules of the Plan. Effective for distributions on or after September 6, 2000, the assets of the accounts formerly held under the Shears Construction, LP 401(k) Retirement Savings Plan may only be distributed to Members in a form allowed by Section 13.3(a). Any optional form of benefit that would have otherwise applied to such assets before the effective date of Treas. Reg. §1.411(d)-4, Q&A-2(e) shall no longer apply. Notwithstanding anything in the foregoing to the contrary, the change to the optional forms of distribution available for the assets that were transferred from the Shears Construction, LP 401(k) Retirement Savings Plan and merged herewith shall not apply to a Member whose benefit consists in whole or in part of assets transferred from the said Shears Plan and whose benefit is distributed before the earlier of (i) the 90th day after the Member is furnished a summary of material modifications that describes the deletion of the otherwise preserved optional forms of distribution; or;(ii) January 1, 2002.

(c) Conforming Distribution Options. Effective January 1, 2002, except to the extent already accomplished by Section 13.3(b) as in effect on January 1, 2001, the distribution options available for any amounts transferred, merged, consolidated or otherwise contributed to the Plan from a source outside of the Plan shall only be those distribution options otherwise available under the Plan to the extent allowed by Code sections 411(d)(6)(D) and (E).

ARTICLE 2

DEFINITIONS

2.1 As used in the Plan:

(a) "Account" shall mean all of the separate accounts maintained for each Member under the provisions of Article 10 of the Plan (excepting, however, the accounts which comprise such Members' Tax Deferred Account) reflecting such Member's contributions to the Trust under the provisions of Article 5 of the Plan and reflecting Participating Company contributions to the Trust allocated on behalf of such Member under the provisions of Article 7 of the Plan, as adjusted in accordance with the provisions of Section 10.3 of the Plan. Effective January 1, 2003, each Member's Restricted Company Match Account shall become part of the Member's Account.

(b) "Actual Contribution Percentage" shall mean, for the Highly Compensated Eligible Employees and the Non-Highly Compensated Eligible Employees for a Plan Year, the average of the ratios, calculated separately for each person in each such group, of the amount, if any, of -

(1) such person's Member contributions allocated to such person's Account under Article 5; and

(2) such person's Participating Company contributions allocated to such person's Account under Article 7, to the extent such contributions are not treated as Member contributions allocated to such person's Tax Deferred Account under Article 6 pursuant to the terms of Section 2.1 (c) of the Plan for such Plan Year to the person's Actual Deferral Percentage Compensation for such Plan Year.

For purposes of computing the Actual Contribution Percentage of any Highly Compensated Eligible Employee, the amount of contributions, if any, allocated to such individual's Account (to the extent such contributions are considered in calculating the Actual Contribution Percentage under this paragraph (b) of Section 2.1 of the Plan) for such Plan Year shall be combined with any other contributions by or on behalf of such individual intended to be made under Section 401(m) of the Code to any other plan (if any) which allows such contributions, maintained by the Sponsoring Company or maintained by an

Affiliated Company, which are made by or on behalf of such individual from and after the time any such plan was so maintained, except to the extent that such other plan (if any) cannot be aggregated with this Plan under Treas. Reg. Section 1.410(b)-7(c), or any successor thereto.

(c) "Actual Deferral Percentage" shall mean, for the Highly Compensated Eligible Employees and the Non-Highly Compensated Eligible Employees for a Plan Year, the average of the ratios, calculated separately for each person in each such group, of the amount of -

(1) contributions, if any, allocated to such person's Tax Deferred Account under Article 6; and

(2) such person's Participating Company contributions allocated to such person's Account under Article 7, to the extent the Sponsoring Company decides to treat such contributions for purposes of this paragraph (c) as Member contributions allocated to such person's Tax Deferred Account under Article 6 for such Plan Year to the person's Actual Deferral Percentage Compensation for such Plan Year.

For purposes of computing the Actual Deferral Percentage of any Highly Compensated Eligible Employee, the amount of contributions, if any, allocated to such individual's Tax Deferred Account and Restricted Company Match Account (to the extent such contributions are considered in calculating the Actual Deferral Percentage under this paragraph (c) of Section 2.1 of the Plan) for such Plan Year shall be combined with any other contributions of such individual intended to be made under Section 401(k) of the Code to any other plan (if any) which allows such contributions maintained by the Sponsoring Company or maintained by an Affiliated Company, which are made by such individual from and after the time any such plan was so maintained, except to the extent that such other plan (if any) cannot be aggregated with this Plan under Treas. Reg. Section 1.410(b)-7(c), or any successor thereto.

(d) "Actual Deferral Percentage Compensation" shall mean the Compensation received during the Plan Year by an Employee.

(e) "Affiliated Company" shall mean each of the following for such a period of time as is applicable under Section 414 of the Code:

(1) a corporation which, together with a Participating Company is a member of a controlled group of corporations within the meaning of Section 414(b) of the Code (as modified by Section 415(h) thereof for the purposes of Article 5, and the applicable regulations thereunder);

(2) a trade or business (whether or not incorporated) with which a Participating Company is under common control within the meaning of Section 414(c) of the Code (as modified by Section 415(h) thereof for the purposes of Article 5, and the applicable regulations thereunder);

(3) an organization which, together with a Participating Company, is a member of an affiliated service group (as defined in Section 414(m) of the Code); and

(4) and any other entity required to be aggregated with a Participating Company pursuant to regulations under Section 414(o) of the Code.

(f) "Beneficiary" shall mean the person or persons entitled to receive the distributions, if any, payable under the Plan pursuant to the applicable provisions of Articles 11 and 13 of the Plan, upon or after a Member's death, as such Member's Beneficiary. Each Member may designate a Beneficiary by filing a written designation thereof over his signature with the Sponsoring Company in such form and manner as the Sponsoring Company may prescribe from time to time. A designation shall be effective upon its receipt by the Sponsoring Company, retroactive to the date such Member signed such designation, provided that it is so filed during such Member's lifetime. The last effective designation received by the Sponsoring Company shall supersede all prior designations, provided that any designation shall only be effective if the Beneficiary survives the Member. A Member may designate one or more contingent Beneficiaries to receive any distributions in the event the primary Beneficiary (or Beneficiaries) does not survive the Member and may change his Beneficiary designation from time to time as provided above; provided however, the spouse to whom the Member was married on his date of death shall be such Member's Beneficiary, unless the spouse waives the right to be the Beneficiary and consents to the designation of another as follows:

(1) the spouse's consent and waiver is in writing and it is witnessed by either a notary public or Plan representative;

(2) the waiver and consent specify the alternate Beneficiary including any class of Beneficiaries, which may not be changed without spousal consent, except that if a trust is named as the Beneficiary, the beneficiaries under such trust may be changed without additional spousal consent;

(3) the waiver and consent specify the form of benefit payment (if applicable) which may not be changed without spousal consent; and

(4) the spouse's consent acknowledges the effect of the consent and waiver.

Notwithstanding anything to the contrary contained in (2) and (3) immediately above, a spouse may execute a general consent and waiver which permits the Member to change alternate Beneficiaries and/or forms of benefit payment (if applicable) without spousal consent if, in such general consent and waiver, the spouse acknowledges his right to limit consent to a specific beneficiary and/or specific form of benefit, where applicable, and the spouse voluntarily elects to relinquish either or both of such rights. Any consent and waiver is only effective with respect to the spouse who signed such consent and is not effective with respect to any subsequent spouse. However, if it is established to the satisfaction of the Sponsoring Company that a written consent and waiver cannot be obtained because there is no spouse or the spouse cannot be located or because of such other circumstances as may be provided in Treasury regulations, then a Member's designation will be deemed effective without the need to comply with (1) through (4) above of this paragraph (f).

If a Member fails to designate a Beneficiary, or if no designated Beneficiary survives the Member or dies simultaneously with the Member or under circumstances making it impossible to determine whether such Beneficiary survived such Member, the Member shall be deemed to have designated one of the following as Beneficiary (if living at the time of the Member's death) in the following order of priority: (i) the surviving spouse, and (ii) the Member's estate. If the Sponsoring Company shall be in doubt as to the right of any person as a Beneficiary, payment may be made to the Member's estate and such payment shall be in full satisfaction of any and all liability of the Plan (or any other person or entity) to any person claiming under or through such Member. Whenever the rights of a Member are stated or limited in the Plan, his Beneficiaries shall be bound thereby.

To the extent consistent with the provisions of Section 401(a)(9) of the Code and the regulations thereunder, the Member's Beneficiary as determined under this Section 2.1(f) shall be his "designated beneficiary" as defined under said Section and regulations.

(g) "Code" shall mean the Internal Revenue Code of 1986, as amended from time to time. References to any Section of the Code shall include any successor provision thereto.

(h) "Compensation" shall mean the salary and wages (or, if an Employee is not paid a fixed salary or wages, such other compensation as determined by the Sponsoring Company) paid by a Participating Company to an Employee during the Plan Year, including commissions, payroll continuation for sickness, overtime pay, shift premium, and vacation pay, if any, any amounts contributed to the Member's Tax Deferred Account, and any amounts excluded from the Member's income under Sections 401(k), 402(h), 403(b) or 125 of the Code; provided, however, Compensation shall not include (i) incentive compensation bonuses, but, effective October 1, 1999, Compensation shall include variable pay and bonus amounts paid to Members who are not eligible for the Sponsoring Company's incentive compensation bonus program, (ii) amounts contributed by a Participating Company or Affiliated Company under any employee benefit plan (other than amounts contributed to a Member's Tax Deferred Account under this Plan and any amounts excluded from the Member's income under Sections 401(k), 402(h), 403(b) or 125 of the Code), (iii) amounts paid to a Member under the Ashland Inc. ERISA Forfeiture Plan or any successor plan thereto, (iv) amounts paid to a Member as stock appreciation rights through the Ashland Inc. Long Term Incentive Plan or the Amended Stock Incentive Plan for Key Employees of Ashland Inc. and its Subsidiaries or any successor or similar plans thereto, (v) allowances paid by reason of foreign assignment, which are not a part of such Member's base United States salary as determined by the Sponsoring Company; and (vi) remuneration determined to be disregarded under this paragraph (h) by the Sponsoring Company under rules uniformly applicable to all employees similarly situated; (vii) severance pay paid on or after November 1, 1992; (viii) amounts deferred under and amounts paid from any nonqualified salary deferral plan; and (ix) effective January 1, 2000, amounts paid for waiving benefits under the Sponsoring Company's flexible benefits program. Notwithstanding anything in the foregoing to the contrary, the Compensation of each Member taken into account under the Plan for any Plan Year shall not exceed $150,000 as adjusted at the same time and manner as the adjustments under Section 415(d) of the Code, and any such adjustment for a calendar year shall apply to the Plan Year which begins with or within such calendar year and such adjustments shall only be made in increments of $10,000, rounded down to the next lowest multiple of $10,000, with the base period for determining this annual adjustment being the calendar quarter beginning October 1, 1993. Effective for Plan Years beginning on and after January 1, 2002, the Compensation of each Member taken into account under the Plan for any Plan Year shall not exceed $200,000. This amount shall be adjusted at the same time and manner as the adjustments under Section 415(d) of the Code. Any such adjustment for a calendar year shall apply to the Plan Year that begins with or within such calendar year. These adjustments shall only be made in increments of $5,000, rounded down to the next lowest multiple of $5,000, with the base period for determining this annual adjustment being the calendar quarter beginning July 1, 2001.

(i) "Employee" shall, except as otherwise provided, mean any person who is an employee of one or more Participating Companies. The term Employee shall not include: (i) any person included in a unit of employees covered by a collective bargaining agreement between employee representatives and one or more Participating Companies unless such bargaining agreement specifically provides otherwise; (ii) any leased employees as defined in Section 414(n) of the Code; (iii) any person compensated on an hourly rate or other rate basis if such employee is not included in a designated eligible payroll classification code so designated by the Sponsoring Company; and (iv) any employee not included in a designated eligible payroll classification code so designated by the Sponsoring Company, which shall include those employees acquired as part of the acquisition of Superfos a/s and its US subsidiaries until the later of the date such employees are transferred to a designated eligible payroll classification code by the Sponsoring Company or January 1, 2000. For purposes of this section 2.1(i), a United States citizen who is an employee (a) of a foreign subsidiary (as defined in Section 3121(l)(8) of the Code) of a domestic Participating Company which is the subject of an agreement entered into by such domestic Participating Company under Section 3121(l) of the Code and as to whom contributions under a funded plan of deferred compensation are not provided by any person other than such domestic Participating Company with respect to the remuneration paid to such United States citizen by such foreign subsidiary, or (b) of a domestic subsidiary (as defined in Section 407(a)(2)(A) of the Code) of a domestic Participating Company and as to whom contributions under a funded plan of deferred compensation are not provided by any person other than such domestic Participating Company with respect to the remuneration paid to such United States citizen by such domestic subsidiary, shall be deemed to be an employee of such domestic Participating Company. For purposes of this section 2.1(i), under rules of general application, a former employee of a Participating Company who is temporarily on leave of absence from employment with such Participating Company in order to render services to an Affiliated Company or other affiliate of a Participating Company, may be deemed an Employee of such Participating Company during such absence if such absence is determined by the Sponsoring Company to be in the interest of a Participating Company or an Affiliated Company; provided that such status as a deemed employee will be equally available to both Highly Compensated Employees and Non-Highly Compensated Employees who satisfy the criteria for such status; and provided further that such status shall only be available under terms and conditions satisfying Treas. Reg. §1.401(a)(4)-11(d) or any successor to that regulation.

(j) "Employment Commencement Date" shall mean the date on which an employee (whether or not such employee is an Employee within the meaning of paragraph (i) of this Section 2.1) first performs an Hour of Service for a Participating Company or an Affiliated Company.

(k) "ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended from time to time. References to any Section of ERISA shall include any successor provision thereto.

(l) "Highly Compensated Eligible Employee" shall mean, with respect to a Plan Year, any Employee from and after the time he is eligible to participate in the Plan, pursuant to the provisions of Article 3, and who is a Highly Compensated Employee for such Plan Year.

(m) "Highly Compensated Employee" shall mean for a particular Plan Year (1) an Employee who is a 5% owner (as defined in Section 416(i)(1)(B) of the Code) at any time of a Participating Company or an Affiliated Company during the present Plan Year (the "determination year"); or (2) an Employee who received compensation during the 12 consecutive month period prior to such Plan Year (the "look-back year") from a Participating Company or an Affiliated Company in excess of $80,000 (as adjusted at the same time and in the same manner as the adjustments under Section 415(d) of the Code, and any such adjustment for a calendar year shall apply to the determination year or look-back year (whichever is applicable) which begins with or within such calendar year, except that the base period is the calendar quarter ending September 30, 1996).

For these purposes, the compensation of an individual refers to compensation as defined under Section 415(c)(3) of the Code.

A former Employee shall be a Highly Compensated Employee if he was (1) a Highly Compensated Employee at the time he separated from service; or (2) a Highly Compensated Employee at any time after attaining age 55. The determination of the status under (1) or (2) in the immediately preceding sentence shall be based on the rules for determining whether an individual was a Highly Compensated Employee as in effect in the particular determination year, in accordance with Section 1.414(q)-1T,A-4 of the temporary Treasury regulations and Notice 97-45.

When determining whether an Employee is a Highly Compensated Employee in the Plan Year before the generally effective date of this amendment and restatement (January 1, 1997), the provisions of this paragraph (m) shall be treated as being in effect in such prior Plan Year.

(n) "Hour of Service" shall mean each hour for which an employee is paid, or entitled to payment, by a Participating Company or an Affiliated Company for the performance of duties as an employee.

(o) "Investment Manager" shall mean any party that: (i) is (A) registered as an investment advisor under the Investment Advisors Act of 1940, or (B) a bank (as defined in the Investment Advisors Act of 1940), or (C) an insurance company qualified to manage, acquire and dispose of Plan assets under the laws of more than one state; (ii) acknowledges in writing that it is a fiduciary with respect to the Plan; and (iii) is granted the power to manage, acquire or dispose of any asset of the Plan pursuant to Article 14 of the Plan.

(p) "Member" shall mean an eligible Employee who becomes a Member of the Plan as provided in Article 4 of the Plan. A Member ceases to be a Member when all funds in his Account, Restricted Company Match Account and Tax Deferred Account to which he is entitled under the Plan have been distributed in accordance with the Plan.

(q) "Non-Highly Compensated Eligible Employee" shall mean, with respect to a Plan Year, any Employee from and after the time he is eligible to participate in the Plan, pursuant to the provisions of Article 3, who is not a Highly Compensated Eligible Employee for such Plan Year.

(r) "Non-Highly Compensated Employee" shall mean, with respect to a Plan Year, any Employee, (or former Employee, if applicable) who is not a Highly Compensated Employee.

(s) "One-Year Period of Service" shall mean 12 months of a Period of Service. For this purpose, nonsuccessive Periods of Service shall be aggregated, and less than whole year Periods of Service (whether or not consecutive) shall be aggregated on the basis that 365 days of a Period of Service equal a whole One-Year Period of Service.

(t) "One-Year Period of Severance" shall mean a 12-consecutive-month period beginning on an employee's Severance from Service Date and ending on the first anniversary of such date provided that the employee during such 12-consecutive-month period does not perform an Hour of Service for a Participating Company or Affiliated Company.

(u) "Participating Company" shall mean (1) the Sponsoring Company; (2) any division of the Sponsoring Company some or all of whose employees are designated as eligible to participate in this Plan; and (3) an affiliate of the Sponsoring Company which adopts the Plan pursuant to Article 18 of the Plan.

(v) "Period of Service" shall mean a period of employment with a Participating Company or an Affiliated Company commencing on an employee's Employment Commencement Date or Reemployment Commencement Date, whichever is applicable, and ending on such employee's Severance from Service Date; provided, however, Period of Service shall also include any Period of Severance immediately following a Period of Service if the employee completes an Hour of Service within 12 months of the date on which the employee was first absent from service. Notwithstanding the foregoing provisions of this paragraph (v), Period of Service shall not include the period between the first anniversary and the second anniversary of the first date of absence from work (1) by reason of the pregnancy of the employee, (2) by reason of the birth of a child of the employee, (3) by reason of the placement of a child with the employee in connection with the adoption of such child by such employee, or (4) for purposes of caring for such child for a period beginning immediately following such birth or placement. In the case of any employee who has a One-Year Period of Severance prior to becoming vested in any portion of his Account, such employee's Periods of Service with a Participating Company or an Affiliated Company before any such One-Year Period of Severance shall not be taken into account if such employee's latest Period of Severance equals or exceeds the greater of (i) five years or (ii) his prior aggregate Periods of Service completed before the date on which such One-Year Period of Severance began, and such prior aggregate Periods of Service shall not include any Period of Service not required to be taken into account by reason of any prior One-Year Period of Severance. Any Period of Service, or part thereof, with an Affiliated Company (other than a Participating Company) during a period of time during which such Affiliated Company was not an Affiliated Company shall be disregarded except that the following shall not be disregarded: (A) service as provided in Section 3.2 of the Plan, (B) service with an Affiliated Company by an Employee who was transferred from an Affiliated Company to a Participating Company, and (C) service with an Affiliated Company by an employee which is determined by the

Sponsoring Company under uniform, nondiscriminatory rules not to be disregarded; provided that such service will be equally available to both Highly Compensated Employees and Non-Highly Compensated Employees who satisfy the criteria for such service; and provided further that such service shall only be available under terms and conditions satisfying Treas. Reg. §1.401(a)(4)-11(d) or any successor to that regulation.

(w) "Period of Severance" shall mean the period of time commencing on an employee's Severance from Service Date and ending on the date such employee again performs an Hour of Service.

(x) "Plan" shall mean the Ashland Inc. Employee Savings Plan (formerly known as the Ashland Inc. Employee Thrift Plan).

(y) "Plan Year" shall mean the calendar year.

(z) "Reemployment Commencement Date" shall mean the first date, following the Severance from Service Date, on which an employee performs an Hour of Service.

(aa) "Restricted Company Match Account" shall no longer exist after December 31, 2002.

(ab) "Severance from Service Date" shall mean the earliest to occur of (1) the date on which an employee quits, retires or is discharged from employment with a Participating Company or an Affiliated Company, or dies; or (2) except as otherwise provided in clause (3), the first anniversary of the first date of a period during which an employee remains absent from service (with or without pay) with a Participating Company or an Affiliated Company for any reason other than a quit, retirement, discharge or death; or (3) the second anniversary (or such shorter period as may be allowed by regulations) of the first date of a period in which an employee remains absent from service with a Participating Company or an Affiliated Company by reason of the placement of a child with the employee in connection with the adoption of such child by such employee, or for purposes of caring for such child for a period beginning immediately following such birth or placement, if the employee furnishes to the Sponsoring Company such information in such form and at such time as it may from time to time require that such absence was for one of the reasons specified in this sentence and the number of days for which there was such an absence. Notwithstanding the preceding sentence, (i) if an employee is absent from service with a Participating Company or an Affiliated Company solely by reason of temporary leave of absence determined by the Sponsoring Company under uniform, non-discriminatory rules to be in the interest of a Participating Company or an Affiliated Company, such employee shall be deemed not to have quit or been absent from service with such Participating Company or Affiliated Company so long as such employee complies with the terms and conditions of such temporary leave of absence; or (ii) if an employee is absent from service with a Participating Company or an Affiliated Company solely by reason of military service under circumstances by which such employee is afforded reemployment rights under any applicable Federal or State statute or regulation, such employee shall be deemed not to have quit or have been absent from service with such Participating Company or Affiliated Company if such employee returns to service with such Participating Company or Affiliated Company before the expiration of such reemployment rights; provided, however, in the event that such employee fails to comply with the terms and conditions of a temporary leave of absence or fails to return to service with such Participating Company or Affiliated Company before the expiration of such reemployment rights, such employee shall be deemed to have quit on the first day on which such employee was first absent from service with such Participating Company or Affiliated Company by reason of such temporary leave of absence or such military service.

(ac) "Sponsoring Company" shall mean Ashland Inc. including any successor by merger, purchase or otherwise.

(ad) "Tax Deferred Account" shall mean all the separate accounts maintained under the provisions of Article 10 to which are allocated, on behalf of a Member, contributions to the Trust under the provisions of Section 6.1 of the Plan as adjusted in accordance with the provisions of Section 10.3 of the Plan.

(ae) "Termination of Employment" shall mean termination of employment with any Participating Company or any Affiliated Company, whether voluntarily or involuntarily, for any reason other than by reason of a Member's transfer to a Participating Company or an Affiliated Company. With respect to amounts held in a Member's Tax Deferred Account and Restricted Company match Account and for distributions before December 31, 2001, a Member shall be deemed to have incurred a Termination of Employment upon the date of the sale by a Participating Company or an Affiliated Company to a purchaser not related to either such Company under Sections 414 (b), (c), (m), or (o) of the Code of

(i) substantially all of the assets (within the meaning of Section 409(d)(2) of the Code) used by such Company in a trade or business of such Company even though such Member continues employment with the purchaser of such assets, or

(ii) the stock (within the meaning of Section 409(d)(3) of the Code) of a Participating Company or an Affiliated Company even though such Member continues employment with such Company;

provided, that such purchaser does not maintain the Plan after the date of such sale.

Notwithstanding anything in the Plan to the contrary, effective January 1, 2002 Termination of Employment shall include both a separation from service and a severance from employment for purposes of determining if a distribution under the Plan is allowed.

(af) "Trust" shall mean the legal entity resulting from the trust agreement between the Sponsoring Company, on its own behalf and as agent for all other Participating Companies, and the Trustee which receives the Participating Companies' and Members' contributions, and holds, invests, and disburses funds to or for the benefit of Members and their Beneficiaries.

(ag) "Trust Fund" shall mean the total contributions made by the Participating Companies and Members to the Trust pursuant to the Plan, increased by profits, gains, income and recoveries received, and decreased by losses, depreciation, benefits paid and expenses incurred in the administration of the Trust. Trust Fund includes all assets acquired by investment and reinvestment which are held in the Trust by the Trustee.

(ah) "Trustee" shall mean the party or parties, individual or corporate, named in the trust agreement and any duly appointed additional or successor Trustee or Trustees acting thereunder.

(ai) "Valuation Date" shall mean each business day the New York Stock Exchange is open.

2.2 Wherever appropriate, words used in the Plan in the singular shall mean the plural, the plural shall mean the singular, and the masculine shall mean the feminine.

ARTICLE 3

REQUIREMENTS FOR ELIGIBILITY

3.1 Eligibility Requirements.

(a)(1) General. Each Member of the Plan on January 1, 2003, shall continue to be a Member subject to the provisions of the Plan. Subject to the provisions of Article 4 of the Plan, an Employee who is a Member under the provisions of sub-paragraph (2) of this paragraph (a) shall be eligible for the contribution described in Section 7.1(c) as soon as is administratively feasible after completing a One-Year Period of Service, provided that such Member is an Employee of a Participating Company on such date.

(2) Less Than One Year. Subject to the provisions of Article 4 of the Plan, each Employee of a Participating Company in a payroll classification designated as eligible for participation hereunder by the Sponsoring Company who has not received credit for a One-Year Period of Service shall be eligible to make the contributions allowed under Article 6 of the Plan as soon as is administratively feasible after the later of:

(i) January 1, 2001; or

(ii) the Employee's date of employment.

Employees who are eligible to make contributions under this sub-paragraph (2) of this paragraph (a) shall be considered to be Members of the Plan for all purposes except they shall not be eligible to receive the contributions described in Section 7.1(c) of the Plan until completing a One-Year Period of Service.

(3) Reemployment. Notwithstanding anything to the contrary herein contained, any Member who incurs a Termination of Employment and who is subsequently reemployed as an Employee of a Participating Company in a payroll classification designated as eligible for participation hereunder by the Sponsoring Company shall be eligible to again become a Member, subject to the provisions of Article 4, as of the first pay period for such Employee beginning coincident with or next following the day after the reemployment of such Employee.

(b) Special Rule for Deferred Compensation Eligible Group. Effective January 1, 2002, Employees who are or who become eligible to make non-qualified salary deferrals under the Ashland Inc. Deferred Compensation Plan shall be eligible to make contributions to this Plan. The terms of the Plan shall be applied to these Employees in the same manner as they are applied to other eligible Employees, except as otherwise noted in this paragraph (b) of Section 3.1. The Employees referred to in this paragraph (b) shall only be allowed to make one irrevocable election to make contributions to the Plan for each Plan Year, subject only to suspension because of a hardship distribution as provided under Sections 5.3 and 6.3. Such election shall be made at such time and pursuant to such procedures as prescribed by the Sponsoring Company from time to time. Such elections shall, however, be collected prior to the Plan Year to which they relate. In the event the Employee becomes eligible to make non-qualified salary deferrals under the Ashland Inc. Deferred Compensation Plan effective on a day other than January 1, then the Employee's irrevocable election under this Plan shall be collected before the period of the Plan Year to which an election under the Ashland Inc. Deferred Compensation Plan would relate. Under these circumstances, the Employee's existing election under this Plan would end and the Employee would have to make a new irrevocable election hereunder to be effective for the remainder of the Plan Year. Such elections shall become irrevocable on the first day of the Plan Year (or portion thereof) to which they relate and shall be effective with respect to pay received after such day (or as soon as is administratively feasible). Notwithstanding anything in the foregoing to the contrary, an Employee whose election is otherwise irrevocable shall have an opportunity to increase such election effective with respect to Compensation received after June 30, 2003. To be eligible to increase the election, the Employee must meet all of the following:

(1) The Employee elected to contribute 4% or less of Compensation to the Plan for the 2003 Plan Year; and

(2) The Employee does not elect to increase the contribution above 5% of Compensation.

An election to increase an Employee's contribution to the Plan described above will only be effective with respect to Compensation received after June 30, 2003 and will be irrevocable for the remainder of the Plan Year. Any such election shall be made in the manner prescribed by the Sponsoring Company, but it can be made no later than June 30, 2003.

3.2 Service With A Predecessor Employer. If the Plan had previously been maintained by a predecessor of a Participating Company, whether a corporation, partnership, sole proprietorship or other business entity, any period of service with such predecessor shall be treated as a period of service with a Participating Company. If the Plan had not been previously maintained by a predecessor of a Participating Company, service with such predecessor shall not be taken into account, except to the extent required pursuant to regulations prescribed by the United States Secretary of the Treasury or his delegate. Notwithstanding the foregoing, service by a sole proprietor or partner shall not be counted as a period of service with a Participating Company.

ARTICLE 4

PARTICIPATION IN THE PLAN

4.1 Participation. Any Employee eligible to participate in the Plan in accordance with Article 3 of the Plan shall become a Member with respect to the first paycheck for such Employee issued for the first pay period beginning after the Sponsoring Company records such Employee's enrollment as a Member. Such enrollments shall be accomplished by means of such administrative procedures as may be prescribed by the Sponsoring Company, from time to time. By enrolling in the Plan, each Member shall (i) authorize the automatic deduction of such Member's contributions and any contributions allocable to his Tax Deferred Account from such Member's Compensation or authorize such other method of making contributions as may be required by the Sponsoring Company, (ii) designate such Member's investment election under the provisions of Section 8.2 of the Plan, (iii) designate one or more Beneficiaries pursuant to the provisions of Section 2.1(f) of the Plan, and (iv) provide such other information, and agree to such conditions, understandings, declarations or agreements as the Sponsoring Company shall from time to time require.

ARTICLE 5

MEMBER CONTRIBUTIONS

5.1 Rate. Subject to Section 5.4, Section 6.1 and the limitations of Article 7, each Member may elect to contribute to the Plan by means of payroll deduction (or other method as may be required by the Sponsoring Company) an amount not less than 1% nor more than 50% (in whole number percentages) of Compensation, for each payment of Compensation received after enrolling for participation under Section 4.1 of the Plan. The 50% limit may be exceeded for a Member to the extent required to facilitate the Member's catch-up contribution under Section 6.1(b). Contributions pursuant to this Article 5 that are less than or equal to 4% (5% effective July 1, 2003) of a Member's Compensation, and with respect to which a Participating Company contribution is made under the provisions of Article 7 of the Plan, are designated as Basic Contributions. Contributions that are in excess of 4% (5% effective July 1, 2003) of a Member's Compensation, and with respect to which no such Participating Company contribution is made, are designated as Supplemental Contributions. All Member contributions shall be paid into the Plan not less frequently than monthly and shall be allocated to such Member's Account or Tax Deferred Account as provided in the Plan.

5.2 Change of Rate. Subject to Section 3.1(b), a Member may elect to change his contribution rate (including changes to or from 0%) within the limits set forth in Section 5.1 by following such administrative procedures as may be prescribed by the Sponsoring Company, from time to time. Any such change to his contribution rate shall be effective with respect to the first paycheck for such Member issued for the first pay period beginning after the Sponsoring Company records such change.

5.3 Automatic Discontinuance of Contributions. If a Member ceases to be an Employee, or otherwise ceases to be eligible to participate pursuant to the terms of Article 3 of the Plan, his Basic Contributions and Supplemental Contributions, if any, shall be automatically discontinued.

If a Member elects to make a hardship withdrawal from his Account and Tax Deferred Account, if any, pursuant to the provisions of Section 12.3 of the Plan, such Member's Basic Contributions and Supplemental Contributions, if any, shall be automatically discontinued effective for payments of Compensation first occurring for the pay period of such Member after the Sponsoring Company records such withdrawal. The automatic discontinuance of contributions resulting from a hardship withdrawal shall last for a period of 12 calendar months, starting with the first calendar month coincident with or next following the automatic discontinuance of contributions. After the expiration of this 12 calendar month period, the Member must affirmatively elect to resume contributions pursuant to the provisions of Section 5.2 of the Plan. The 12-month suspension period described in the foregoing shall be changed to 6 months for hardship distributions made after December 31, 2001.

In no event shall the Actual Contribution Percentage for the Highly Compensated Eligible Employees exceed the greater of (i) the Actual Contribution Percentage for the Non-Highly Compensated Eligible Employees multiplied by 1.25; or (ii) the lesser of (A) the Actual Contribution Percentage for the Non-Highly Compensated Eligible Employees plus 2.00, or (B) the Actual Contribution Percentage for the Non-Highly Compensated Eligible Employees multiplied by 2 (hereinafter called the "actual contribution percentage test"). The Sponsoring Company may, without notice to any Member, discontinue all or part of the contributions of any one or more Highly Compensated Eligible Employees when such discontinuance is deemed necessary or advisable to establish and/or preserve the Plan as qualified under the provisions of Section 401(a) of the Code and related provisions or to satisfy the actual contribution percentage test in the immediately preceding sentence. To the extent permitted by regulations issued by the Secretary of the Treasury of the United States or his delegate, such discontinuance by the Sponsoring Company may be retroactive. Notwithstanding anything to the contrary contained herein, the following actions may be taken by the Sponsoring Company, without notice to any Member, in the event that the actual contribution percentage test is not satisfied for the Plan Year:

(a) If the actual deferral percentage test of Section 6.3 is satisfied for such Plan Year, then the Sponsoring Company may recharacterize such amount of the salary reduction contributions allocated to the Tax Deferred Accounts of the Non-Highly Compensated Eligible Employees for such Plan Year as Participating Company contributions for such Plan Year to the extent that such recharacterization would allow the Plan to satisfy the actual contribution percentage test for such Plan Year; provided that the actual deferral percentage test was still met for such Plan Year, both with and without the amounts so recharacterized. Any contributions that are so recharacterized shall not otherwise be considered to be Participating Company contributions and shall remain allocated to the Tax Deferred Accounts of the affected Non-Highly Compensated Eligible Employees.

(b) If the actual contribution percentage test for the Plan Year cannot be satisfied under (a) of this Section 5.3, then the amount by which the Participating Company contributions and Member contributions for such Plan Year which are allocated to the Accounts of Highly Compensated Eligible Employees exceeds the maximum amount of such contributions that could have been made for such Plan Year to satisfy the actual contribution percentage test (hereinafter "excess aggregate contributions") shall be distributed, with their allocable share of income or loss, to the Highly Compensated Eligible Employees by the end of the following Plan Year, as determined for each such Employee in the following described manner. The total amount of the excess aggregate contributions for the year is first determined. To determine the total excess aggregate contributions, the actual contribution ratios (which is for each Highly Compensated Eligible Employee the ratio of Member and Participating Company contributions allocated to his Account for the Plan Year to his Actual Deferral Percentage Compensation for the Plan Year) of the Highly Compensated Eligible Employees for such Plan Year are reduced, beginning with the Highly Compensated Eligible Employee(s) having the highest actual contribution ratio, in succession, until each such actual contribution ratio is reduced to no more than the greater of the following --

(1) the particular actual contribution ratio resulting in the Actual Contribution Percentage for the Highly Compensated Eligible Employees that satisfies the actual contribution percentage test, calculated under the formula of $[(M \times T) - S] \div N$, where M is the maximum allowable Actual Contribution Percentage for the Highly Compensated Eligible Employees , based upon the Actual Contribution Percentage of the Non-Highly Compensated Eligible Employees for such Plan Year, T is the total number of Highly Compensated Eligible Employees for the Plan Year, S is the sum of the actual contribution ratios of the Highly Compensated Eligible Employees who do not have the highest actual contribution ratio for the Plan Year, and N is the number of Highly Compensated Eligible Employees who do have the highest actual contribution ratio for the Plan Year; or

(2) the actual contribution ratio of the Highly Compensated Eligible Employee(s) with the next highest actual contribution ratio;

until no such Highly Compensated Eligible Employee's actual contribution ratio for the Plan Year exceeds the highest permitted such ratio for such Plan Year. The amount of the total excess aggregate contributions to be distributed to a particular Highly Compensated Eligible Employee for the Plan Year is determined by starting with the Highly Compensated Eligible Employee with the greatest amount of Member and Participating Company contributions allocated to his Account for such Plan Year and reducing the amount of such contributions to the next highest amount of such contributions for a Highly Compensated Eligible Employee and continuing in descending order until all the excess aggregate contributions have been so allocated and distributed. For this purpose, the highest amount of such contributions is determined after the distribution of any excess aggregate contributions. However, the excess aggregate contributions so allocated to a Highly Compensated Eligible Employee cannot exceed the sum of the Participating Company contributions and Member contributions actually allocated to such Highly Compensated Eligible Employee's Account for the Plan Year. Excess aggregate contributions distributed to a Highly Compensated Eligible Employee for a Plan Year shall first come from any Supplemental Contributions made by such Employee under Section 5.1 for such Plan Year and, if there are still excess aggregate contributions to be distributed after exhausting such Employee's Supplemental Contributions, then the remaining portion of the distribution shall come from such Employee's Basic Contributions under Section 5.1 and Participating Company contributions allocated to his Account for the Plan Year in the proportion that such Basic Contributions bears to such Participating Company contributions for such Employee for such Plan Year. The amount of allocable income or loss that is added to a Highly Compensated Eligible Employee's distribution of excess aggregate contributions is equal to the income or loss allocable to the Member contributions under this Article 5 and the Participating Company contributions for the Plan Year multiplied by a fraction whose numerator is the excess aggregate contributions allocated to the Highly Compensated Eligible Employee for the Plan Year and whose denominator is the sum of such Employee's Account on the first day of such Plan Year and the Member contributions under this Article 5 and Participating Company contributions allocated to his Account for such Plan Year. Notwithstanding anything to the contrary, if, during the Plan Year for which an excess aggregate contribution is made, a Highly Compensated Eligible Employee who would otherwise be allocated a share of such excess aggregate contribution with its allocable share of income or loss receives a distribution of all of his Account, such distribution shall be deemed to have been a distribution of such Employee's share of the excess aggregate contribution and its allocable share of income or loss.

5.4 Rollover Contributions. Subject to the provisions of this Section 5.4, effective after December 31, 1997, a Member may contribute to the Plan, for allocation to the Member's Account, an amount consisting of a Direct Rollover, a Regular Rollover or a Conduit IRA Rollover. Amounts contributed by a Member pursuant to this Section 5.4, and any earnings and any income allocable thereto, shall be fully vested and nonforfeitable at all times.

(a) Eligibility. Effective for rollover contributions to the Plan after December 31, 2002, Employees who meet the eligibility requirements of Section 3.1 of the Plan and former Employees who still have an Account or Tax Deferred Account in the Plan are eligible to make contributions under this Section 5.4.

(b) Direct Rollover. A Direct Rollover is a contribution that satisfies all of the following:

(1) The contribution is made in cash (including a check) or by such other means as may be prescribed by the Sponsoring Company, in consultation with the Trustee.

(2) The contribution consists of all or a portion of the taxable part of the Member's benefit under another qualified trust or annuity (as defined in Code section 402(c)(8)). For this purpose, such a contribution may include an eligible rollover distribution to a Member that is a former Employee from another qualified trust sponsored by the Sponsoring Company, a Participating Company or an Affiliated Company. Effective for rollover contributions made after December 31, 2001, such contributions that are received from a qualified trust may also include amounts that were not taxable to the Member upon distribution. The Plan must, however, separately account for the rollover contributions that consist of amounts that were both taxable and non-taxable to the Member on distribution from the qualified trust. The non-taxable portion of such distribution will be treated as after-tax contributions made after 1986 under clause (ii) of Section 10.1. Additionally, after December 31, 2001, the Plan will accept (i) rollover contributions from an annuity contract described in section 403(b) of the Code, excluding after-tax employee contributions, and (ii) rollover contributions from an eligible plan under section 457(b) of the Code that is maintained by a state, political subdivision of a state, or any agency or instrumentality of a state or political subdivision of a state.

(3) The contribution constitutes an eligible rollover distribution (as defined in Code Section 402(c)(4)).

(4) The contribution is being transferred directly to the Plan pursuant to the provisions of Code Section 401(a)(31). Effective for rollover contributions after December 31, 2001, the contribution is being transferred directly to the Plan pursuant to the provisions of Code section 401(a)(31), 403(b)(10) or 457(d)(1)(C), as applicable.

(c) Regular Rollover. A Regular Rollover is a contribution that satisfies all the requirements enumerated for a Direct Rollover in paragraph (b) of this Section 5.4, except the requirement of paragraph (b)(4) of this Section 5.4, and which is delivered by the Member to the Plan not later than the 60th day after the day of the Member's receipt of the amount being contributed as a Regular Rollover. Effective for rollover contributions after December 31, 2001, the time limit of the preceding sentence may be extended as allowed in Code section 402(c)(3)(B).

(d) Conduit IRA Rollover. A Conduit IRA Rollover is a contribution that satisfies all of the following:

(1) The contribution is made in cash (including a check) or by such other means as may be prescribed by the Sponsoring Company, in consultation with the Trustee.

(2) The contribution consists of all or a portion of a Member's benefit under an individual retirement account or individual retirement annuity, the assets of which consist solely of amounts attributable to a qualified trust as defined in Code Section 402(c)(8), as required under Code Section 408(d)(3)(A)(ii). The source of the distribution for rollover contributions after December 31, 2001 is not relevant so long as the amount of the rollover contribution was properly in the account from which it was distributed and so long as the rollover contribution to the Plan does not exceed the amount the Member received from such account that would have been included in gross income.

(3) The contribution is delivered by the Member to the Plan not later than the 60th day after the day of the Member's receipt of the amount being contributed as a Conduit IRA Rollover. Effective for rollover contributions after December 31, 2001, the time limit of the preceding sentence may be extended as allowed in Code section 408(d)(3)(i).

(e) Information Provided by Member. Before the Plan will accept a Direct Rollover, a Regular Rollover or a Conduit IRA Rollover, the Sponsoring Company may require the Member to provide such information and documentation as the Sponsoring

Company deems to be convenient and appropriate to demonstrate that the amount submitted as a Direct Rollover, Regular Rollover or Conduit IRA Rollover satisfies the requirements applicable to such a rollover. If, after accepting a contribution from a Member as a Direct Rollover, Regular Rollover or Conduit IRA Rollover, the Sponsoring Company becomes aware such contribution did not satisfy the applicable rollover requirements in paragraph (b), (c) or (d) of this Section 5.4, then the amount of such contribution and any earnings attributable to it will be automatically distributed within a reasonable time to the Member, without the Member's consent.

(f) Investment. Coincident with or prior to the Plan's acceptance of a contribution under this Section 5.4, the Member shall direct the Plan and the Trustee regarding the investment of the contribution among the investment alternatives provided in Article 8 of the Plan. The Member's investment of contributions under this Section 5.4 shall be subject to all the relevant provisions of Article 8 of the Plan and shall be subject to such administrative procedures as prescribed, from time to time, by the Sponsoring Company, in consultation with the Trustee.

(g) Amounts Received as Surviving Spouse or Alternate. Distributions received by an Employee in the capacity of a surviving spouse or an alternate payee under a qualified domestic relations order that satisfies the requirements of paragraph (a) hereof shall be eligible to be contributed to the Plan as a rollover contribution if the relevant provisions of this Section 5.4 are met with respect to the same as though the Employee were an employee with respect to such distribution.

ARTICLE 6

SALARY REDUCTION CONTRIBUTIONS

6.1 Salary Reduction Election.

(a) General. Subject to the provisions of Section 6.3 and the limitations of Article 7, each Member may elect to reduce his remuneration from a Participating Company by having an amount of his contribution under Article 5 of the Plan, determined in whole number percentages of his Compensation, allocated to his Tax Deferred Account. Such election shall be made pursuant to such administrative procedures as may be prescribed by the Sponsoring Company, from time to time. Member contributions under this Section 6.1, when combined with any other contributions of such Member intended to be made under Section 401(k) of the Code to any other plan (if any) which allows such contributions maintained by the Sponsoring Company or maintained by an Affiliated Company, which are made by such Member from and after the time any such plan was so maintained, shall not exceed the dollar limitation as determined by the United States Secretary of the Treasury or his delegate pursuant to Section 402(g) of the Code to reflect increases in the cost of living and to be adjusted no more than annually. Notwithstanding anything in the foregoing to the contrary, effective for contributions after December 31, 2001, the applicable limit of Code section 402(g) may be exceeded as allowed in paragraph (b) of this Section 6.1. Notwithstanding anything in the foregoing to the contrary, if a Member's contributions under this Section 6.1 made during a calendar year exceed the maximum dollar limitation described above (hereinafter called "excess deferral"), then such Member may notify the Sponsoring Company by March 1 of the calendar year following the calendar year for which such excess deferral was made, in writing, under such procedures as may be prescribed by the Sponsoring Company, from time to time, of the amount of such excess deferral in the Plan. If the Sponsoring Company has actual knowledge of such an excess deferral for a Member, then such written notice from such Member shall be deemed to have been given. After such actual notice or deemed notice occurs, the amount of such excess deferral, reduced by any prior distributions of excess contributions under Section 6.3, shall be distributed to the Member, with its allocable share of income or loss, by April 15 of the calendar year following the calendar year for which the excess deferral occurred; provided, however, that such distribution may be made earlier, including within the calendar year for which the excess deferral occurred. The amount of income or loss allocable to the distribution of the excess deferral is determined by multiplying the amount of income or loss allocable to the contributions made to the Plan for the calendar year during which the excess occurred (or if earlier, the income or loss for such contributions as of the Valuation Date immediately prior to the distribution) by a fraction whose numerator is the excess deferral for such Member and whose denominator is the sum of such Member's Tax Deferred Account balance as of the beginning of the calendar year for which the excess deferral occurred and the amount of such Member's contributions under this Section 6.1 for that calendar year (or if earlier, the amount of such contributions as of the Valuation Date immediately prior to the distribution). Excess deferrals distributed shall first come from any Supplemental Contributions made under this Section 6.1 during the calendar year for which the excess deferral occurred and, if there are still excess deferrals to be distributed after exhausting such Supplemental Contributions, then the remaining portion of the distribution shall come from the Member's Basic Contributions under this Section 6.1 made during such calendar year, provided, that notwithstanding any other provision of the Plan to the contrary, the amount of any Participating Company contributions related to any such Basic Contributions shall be forfeited and used to reduce the amount of Participating Company contributions that would otherwise be required. Notwithstanding anything to the contrary, if, during the calendar year for which an excess deferral is made, a Member who would otherwise receive a distribution of such an excess deferral with its allocable share of income or loss receives a distribution of all of his Tax Deferred Account, such distribution shall be deemed to have been a distribution of such Member's excess deferral and its allocable share of income or loss.

(b) Catch-Up Contributions. Effective for contributions made after December 31, 2001, Members who will be at least age 50 before the close of the applicable Plan Year shall be able to make catch-up contributions in accordance with, and subject to the limitations of, Code section 414(v). Such catch-up contributions shall not be taken into account for purposes of the provisions of the Plan implementing the required limitations of sections 402(g) and 415 of the Code. The Plan shall not be treated as failing to satisfy the provisions of the Plan implementing the requirements of section 401(k)(3), 401(k)(11), 401(k)(12), 410(b) or 416 of the Code, as applicable, by reason of the making of such catch-up contributions. The Sponsoring Company shall prescribe administrative procedures that it considers to be convenient to facilitate catch-up contributions. These procedures may be changed from time to time.

6.2 Change or Suspension/Resumption of Salary Reduction Rate. Subject to Sections 3.1(b), 5.1 and 6.1 of the Plan, a Member may elect to change the amount of his contributions being allocated to his Tax Deferred Account, in amounts equal to one or more whole percentage points of his Compensation (including changes to or from 0%), by following such administrative procedures as may be prescribed by the Sponsoring Company, from time to time, and any such change shall be effective with respect to the first paycheck for such Member issued for the first pay period beginning after the Sponsoring Company records such change.

6.3 Automatic Suspension or Discontinuance of Salary Reduction. If a Member ceases to be an Employee, or otherwise ceases to be eligible to participate pursuant to the terms of Article 3 of the Plan, his Basic Contributions and Supplemental Contributions, that were being made and allocated pursuant to the terms of this Article 6, if any, shall be automatically discontinued.

If a Member elects to make a hardship withdrawal from his Account and Tax Deferred Account, if any, pursuant to the provisions of Section 12.3 of the Plan, such Member's Basic Contributions and Supplemental Contributions, that were being made and allocated pursuant to the terms of this Article 6, if any, shall be automatically discontinued effective for payments of Compensation first occurring for the pay period of such Member after the Sponsoring Company records such withdrawal. The automatic discontinuance of contributions resulting from a hardship withdrawal shall last for a period of 12 calendar months, starting with the first calendar month coincident with or next following the automatic discontinuance of contributions. After the expiration of this 12 calendar month period, the Member must affirmatively elect to resume contributions pursuant to the provisions of Section 5.2 and/or Section 6.2 of the Plan. The 12-month suspension period described in the foregoing shall be changed to 6 months for hardship distributions made after December 31, 2001.

In no event shall the Actual Deferral Percentage for the Highly Compensated Eligible Employees exceed the greater of (i) the Actual Deferral Percentage for the Non-Highly Compensated Eligible Employees multiplied by 1.25; or (ii) the lesser of (A) the Actual Deferral Percentage for the Non-Highly Compensated Eligible Employees plus 2.00, or (B) the Actual Deferral Percentage for the Non-Highly Compensated Eligible Employees multiplied by 2 (hereinafter called the "actual deferral percentage test"). However, the amount of any excess deferrals under Section 6.1 for a calendar year attributable to Non-Highly Compensated Eligible Employees shall be disregarded and excluded from the computation of the actual deferral percentage test for the Plan Year in which such excess deferrals occurred, and, for this purpose, such excess deferrals shall be deemed to be the last contributions made during the calendar year in which such excess deferrals occurred, going backwards, until the contributions so determined equal the amount of the excess deferral for any such Employee. The Sponsoring Company may, without notice to any Member, discontinue the salary reduction contributions of any one or more Highly Compensated Employees when such discontinuance is deemed necessary or advisable to establish and/or preserve the Plan as qualified under the provisions of Section 401(a) and Section 401(k) of the Code. To the extent permitted by regulations issued by the Secretary of the Treasury of the United States or his delegate, such discontinuance by the Sponsoring Company may be retroactive and/or be by way of reclassification of Member contributions and/or by way of distributions to Members. If salary reduction contributions are discontinued pursuant to the terms of this Section 6.3, the payroll deductions which were related to such contributions shall continue at the same rate for each affected Member, and such contributions, from and after the date of such discontinuance, shall be deemed to be contributions made under and subject to the provisions of Article 5, including, but not limited to, the limitations applicable to such contributions under Section 5.4 of the Plan. If the Sponsoring Company determines to allow salary reduction contributions to resume for any or all of the Highly Compensated Eligible Employees, the rate of the contributions being made as of the day prior to such resumption which related to the original discontinuance of the salary reduction contributions shall cease to be made under the provisions of Article 5 and shall, from and after the date of such resumption, be made under the terms of this Article 6 at a rate for each Member equal to the lesser of the rate at which such contributions were being made prior to their prior discontinuance or such rate as is prescribed by the Sponsoring Company, pursuant to the terms of this Section 6.3. Notwithstanding anything to the contrary contained herein, the following actions may be taken by the Sponsoring Company, without notice to any Member, in the event that the actual deferral percentage test is not satisfied for the Plan Year. In such event, the amount by which the salary reduction contributions for such Plan Year which are allocated to the Tax Deferred Accounts of Highly Compensated Eligible Employees exceeds the maximum amount of such contributions that could have been made for such Plan Year to satisfy the actual deferral percentage test (hereinafter "excess contributions") shall be distributed, with their allocable share of income or loss, to the Highly Compensated Eligible Employees by the end of the following Plan Year, as determined for each such Employee in the following described manner. To determine the total excess contributions, the actual deferral ratios (which is for each Highly Compensated Eligible Employee the ratio of salary reduction contributions allocated to his Tax Deferred Account for the Plan Year to his Actual Deferral Percentage Compensation for the Plan Year) of the Highly Compensated Eligible Employees for such Plan Year are reduced, beginning with the Highly Compensated Eligible Employee(s) having the highest actual deferral ratio, in succession, until each such actual deferral ratio is reduced to no more than the greater of the following --

(1) the particular actual deferral ratio resulting in the Actual Deferral Percentage for the Highly Compensated Eligible Employees that satisfies the actual deferral percentage test, calculated under the formula of $[(M \times T) - S] \div N$, where M is the maximum allowable Actual Deferral Percentage for the Highly Compensated Eligible Employees , based upon the Actual Deferral Percentage of the Non-Highly Compensated Eligible Employees for such Plan Year, T is the total number of Highly Compensated Eligible Employees for the Plan Year, S is the sum of the actual deferral ratios of the Highly Compensated Eligible Employees who do not have the highest actual deferral ratio for the Plan Year, and N is the number of Highly Compensated Eligible Employees who do have the highest actual deferral ratio for the Plan Year; or

(2) the actual deferral ratio of the Highly Compensated Eligible Employee(s) with the next highest actual deferral ratio; until no such Highly Compensated Eligible Employee's actual deferral ratio for the Plan Year exceeds the highest permitted such ratio for such Plan Year.

The amount of the total excess contributions to be distributed to a particular Highly Compensated Eligible Employee for the Plan Year is determined by starting with the Highly Compensated Eligible Employee with the greatest amount of salary reduction contributions allocated to his Tax Deferred Account for such Plan Year and reducing the amount of such contributions to the next highest amount of such contributions for a Highly Compensated Eligible Employee and continuing in descending order until all the excess contributions have been so allocated and distributed. For this purpose, the highest amount of such contributions is determined after the distribution of any excess contributions. However, the excess contributions so allocated to a Highly Compensated Eligible Employee cannot exceed the amount of salary reduction contributions actually allocated to such Highly Compensated Eligible Employee's Tax Deferred Account for the Plan Year, and are reduced by the amount of any previously distributed excess deferrals under Section 6.1 attributable to such Plan Year. Excess contributions distributed to a Highly Compensated Eligible Employee for a Plan Year shall first come from any Supplemental Contributions made by such Employee and allocated to his Tax Deferred Account for such Plan Year and, if there are still excess contributions to be distributed after exhausting such Employee's Supplemental Contributions, then the remaining portion of the distribution shall come from such Employee's Basic Contributions that were allocated to his Tax Deferred Account for such Plan Year, provided, that notwithstanding any other provision of the Plan to the contrary, the amount of any Participating Company contributions related to any such Basic Contributions shall be forfeited and used to reduce the amount of Participating Company contributions that would otherwise be required. The amount of allocable income or loss that is added to a Highly Compensated Eligible Employee's distribution of excess contributions is equal to the income or loss allocable to the salary reduction contributions for the Plan Year multiplied by a fraction whose numerator is the excess contributions allocated to the Highly Compensated Eligible Employee for the Plan Year and whose denominator is the sum of such Employee's Tax Deferred Account on the first day of such Plan Year and the salary reduction contributions under allocated to his Tax Deferred Account for such Plan Year. Notwithstanding anything to the contrary, if, during the Plan Year for which an excess contribution is made, a Highly Compensated Eligible Employee who would otherwise be allocated a share of such excess contribution with its allocable share of income or loss receives a distribution of all of his Tax Deferred Account, such distribution shall be deemed to have been a distribution of such Employee's share of the excess contribution and its allocable share of income or loss.

ARTICLE 7

PARTICIPATING COMPANY CONTRIBUTIONS

7.1 Participating Company Contributions.

(a) Prior to July 1, 2003. The Participating Companies shall contribute to the Trust, in cash or in kind, on behalf of each Member for whom there are Member Basic Contributions, the amount derived from the following table:

Column 1 Successive Levels of Member Basic Contributions, as a Percentage of Compensation, to which Levels of Participating Company Contributions Relate	Column 2 Participating Company Contributions as a Percentage of each Level of Member Basic Contributions in Column 1
1. at least 1% and not greater than 2%	1. 110%
2. at least 3% and not greater than 4%	2. 100%

Any forfeitures under the Plan shall be used to reduce the amount of the Participating Companies' contributions that would otherwise be contributed under this Section 7.1. The determination of the amount of the aggregate Participating Company contributions, and the payment thereof, for each payment of Compensation for which a contribution is to be made shall be made as soon as practicable after the payment of such Compensation, as arranged, from time to time, between the Sponsoring Company and the Trustee. Subject to the limitations of Section 7.2 and Section 7.3 of the Plan, the Participating Company contributions made with regard to each Member's Basic Contributions shall be allocated between the Account and Restricted Company Match Account of each such Member for the period for which such allocation is being made as determined under the following table:

Column 1 Member Basic Contributions in 1 Percentage Point Increments	Column 2 Participating Company Contributions for each $1 of Member Basic Contributions in	Column 3 Portion of Participating Company Contributions in Column 2 Allocated to the Member's	Column 4 Portion of Participating Company Contributions in Column 2 Allocated to the Member's

	Column 1	Account	Restricted Company Match Account
1. first 1% of Compensation	1. $1.10	1. $ .30	1. $ .80
2. second 1% of Compensation	2. $1.10	2. $ .30	2. $ .80
3. third 1% of Compensation	3. $1.00	3. $ .30	3. $ .70
4. fourth 1% of Compensation	4. $1.00	4. $ .30	4. $ .70

Each Participating Company's share of the aggregate Participating Company contributions for any period for which an allocation is made shall equal the sum of the allocations pursuant to this Section 7.1 of such aggregate Participating Company contributions to the Accounts of the Members employed by such Participating Company during such period.

(b) After June 30, 2003. Effective with respect to an eligible Member's Basic Contributions made to the Plan from Compensation received after June 30, 2003, the Participating Companies shall contribute to the Trust, in cash or in kind, on behalf of each Member for whom there are Member Basic Contributions, the amount derived from the following table:

Column 1 Successive Levels of Member Basic Contributions, as a Percentage of Compensation, to which Levels of Participating Company Contributions Relate	Column 2 Participating Company Contributions as a Percentage of each Level of Member Basic Contributions in Column 1
1. at least 1% and not greater than 5%	1. 100%

Any forfeitures under the Plan shall be used to reduce the amount of the Participating Companies' contributions that would otherwise be contributed under this Section 7.1. The determination of the amount of the aggregate Participating Company contributions, and the payment thereof, for each payment of Compensation for which a contribution is to be made shall be made as soon as practicable after the payment of such Compensation, as arranged, from time to time, between the Sponsoring Company and the Trustee. Subject to the limitations of Section 7.2 and Section 7.3 of the Plan, the Participating Company contributions made with regard to each Member's Basic Contributions shall be allocated to the Account of each such Member for the period for which such allocation is being made with a portion of such contribution invested in Fund A – Ashland Common Stock Fund and the remainder invested pursuant to the Member's investment election for contributions of the Member under Articles 5 and 6 as determined under the following table:

Column 1 Member Basic Contributions in 1 Percentage Point Increments	Column 2 Participating Company Contributions for each $1 of Member Basic Contributions in Column 1	Column 3 Portion of Participating Company Contributions in Column 2 Allocated to the Member's Account	Column 4 Portion of Participating Company Contributions in Column 2 Invested on behalf of the Member in Fund A – Ashland Common Stock Fund
1. first 1% of Compensation	1. $1.0 0	1. $ .40	1. $ .60
2. second 1% of Compensation	2. $1.00	2. $ .40	2. $ .60
3. third 1% of Compensation	3. $1.00	3. $ .40	3. $ .60
4. fourth 1% of Compensation	4. $1.00	4. $ .40	4. $ .60
5. fifth 1% of Compensation	4. $1.00	4. $ .40	4. $ .60

Each Participating Company's share of the aggregate Participating Company contributions for any period for which an allocation is made shall equal the sum of the allocations pursuant to this Section 7.1 of such aggregate Participating Company contributions to the Accounts of the Members employed by such Participating Company during such period.

7.2 Limitation on Annual Additions.

(a) Notwithstanding any other provision of the Plan, the sum of the Annual Additions (as hereinafter defined) to a Member's Account and Tax Deferred Account for a Limitation Year (as defined in Section 7.4) ending after January 1, 1984 shall not exceed the lesser of: (i) $30,000 as adjusted under Section 415(d) of the Code, determined as of the applicable Limitation Year; or (ii) 25% of such Member's Limitation Year Compensation (as defined in Section 7.4). Effective for Limitation Years beginning after December 31, 2001, the sum of the said Annual Additions shall not exceed (except as otherwise allowed under Code section 414(v)) the lesser of: (i) $40,000 as adjusted under Section 415(d) of the Code, determined as of the applicable Limitation Year; or (ii) 100% of such Member's Limitation Year Compensation (as defined in Section 7.4). The limitation in each clause (ii) above shall not apply with respect to any contributions for medical benefits (within the meaning of Section 419A(f)(2) of the Code) after separation from service which are otherwise treated as an Annual Addition or to any amount otherwise treated as an Annual Addition under Section 415(l) of the Code. The term Annual Additions to a Member's Account for any Limitation Year shall mean the sum of:

(1) such Member's allocable share of the total aggregate Participating Company contributions for the Plan Year ending within such Limitation Year;

(2) amounts allocated under Section 6.1 to such Member's Tax Deferred Account for the Plan Year ending within such Limitation Year (other than excess deferrals distributed to the Member by April 15 of the calendar year following the calendar year during which such excess deferral arose);

(3) the amount of such Member's total Basic Contributions and Supplemental Contributions to his account for the Plan Year ending within such

Limitation Year (other than rollover contributions, repayments of loans or of amounts described in Section 411(a)(7)(B) of the Code in accordance with the provisions of Section 411(a)(7)(C) of the Code, repayments of amounts described in Section 411(a)(3)(D) of the Code, direct transfers between qualified plans, deductible employee contributions within the meaning of Section 72(o)(5) of the Code; and salary reduction contributions to a simplified employee pension plan which are excludable from gross income under Section 408(k)(6) of the Code);

(4) amounts allocated, in years beginning after March 31, 1984, to an individual medical benefit account, as defined in Section 415(l)(2) of the Code, which is part of a defined benefit plan; and

(5) amounts derived from contributions paid or accrued after December 31, 1985, in taxable years ending after such date, which are attributable to post-retirement medical benefits allocated to the separate account of a key employee, as defined in Section 419A(d)(3) of the Code, under a welfare benefits fund, as defined in Section 419(e) of the Code, maintained by a Participating Company or an Affiliated Company.

Except as provided in (2) of this paragraph (a), excess deferrals, excess contributions and excess aggregate contributions are included as Annual Additions for the Limitation Year for which they are allocated to an account.

(b) In the event that it is determined that, but for the limitations contained in paragraph (a) of this Section 7.2, the Annual Additions to a Member's Account and Tax Deferred Account for any Limitation Year would be in excess of the limitations contained herein, such Annual Additions shall be reduced to the extent necessary to bring such Annual Additions within the limitation contained in paragraph (a) of this Section 7.2 in the following order:

(1) Any employee contributions by a Member to his Account which are included in such Annual Additions shall be returned to such Member together with any gain attributable to such returned employee contributions unless the return of employee contributions under this sub-paragraph (1) results in discrimination in favor of employees of the Sponsoring Company, or other Participating Company which is not an

Affiliated Company of the Sponsoring Company, who are officers or highly compensated;

(2) If there are no such employee contributions, or, if such employee contributions cannot be returned or are not sufficient to reduce such Annual Additions to the limitations contained herein, to the extent permitted by the Code and/ or regulations issued thereunder, contributions allocated to a Member's Tax Deferred Account which are included in such Annual Additions shall be paid to such Member together with any gain attributable to such contributions;

(3) If there are no such allocations, or, if such allocations cannot be paid to such Member or are not sufficient to reduce such Annual Additions to the limitations contained herein, such Member's allocable share of the aggregate Participating Company contributions for the Plan Year ending within such Limitation Year shall be reduced.

(c) To the extent that the amount of any Member's allocable share of the aggregate Participating Company contributions is reduced in accordance with the provisions of paragraph (b) of this Section 7.2, the amount of such reductions shall be treated as a forfeiture under the Plan and shall be applied to reduce Participating Company contributions made or to be made after the date on which such reduction arose or, if there are no such contributions made, shall be returned to the Participating Companies.

7.3 Limitation on Annual Additions for Participating Companies or Affiliated Companies Maintaining Other Defined Contribution Plans. In the event that any Member of this Plan is a participant under any other Defined Contribution Plan (as defined in Section 7.4) maintained by a Participating Company or an Affiliated Company (whether or not terminated), the total amount of Annual Additions to such Member's accounts under all such Defined Contribution Plans shall not exceed the limitations set forth in Section 7.2; provided, however, if any such Defined Contribution Plan is subject to a special limitation in addition to, or instead of, the regular limitations described in Sections 415(b) and 415(c) of the Code: (i) the total amount of Annual Additions to such Member's Account, Tax Deferred Account and Restricted Company Match Account in this Plan (only) shall not exceed the limitations set forth in Section 7.2, (ii) the combined limitations for all such Defined Contribution Plans (including this Plan) shall be the larger of such special limitation or the limitations set forth in Section 7.2 and (iii) if any such other Defined Contribution Plan is a tax credit employee stock ownership plan under which the amount allocated to such Member for a Limitation Year is equal to the limitation set forth in Section 7.2, no part of the total aggregate Participating Company contributions for such Limitation Year may be allocated to such Member under this Plan. If it is determined that as a result of the limitations set forth in this Section 7.3 the Annual Additions to a Member's Account, Tax Deferred Account and Restricted Company Match Account in this Plan must be reduced, such reduction shall be accomplished in accordance with the provisions of Section 7.2.

7.4 Definitions Relating to Annual Additions Limitations. For purposes of Section 7.2, Section 7.3 and this Section 7.4, the following definitions shall apply:

(a) "Retirement Plan" shall mean (i) any profit sharing, pension or stock bonus plan described in Sections 401(a) and 501(a) of the Code, (ii) any annuity plan or annuity contract described in Sections 403(a) or 403(b) of the Code, (iii) any qualified bond purchase plan described in Section 405(a) of the Code, (iv) any individual retirement account, individual retirement annuity or retirement bond described in Sections 408(a), 408(b) or 409(a) of the Code and (v) any simplified employee pension.

(b) "Defined Contribution Plan" shall mean (i) a Retirement Plan which provides for an individual account for each participant therein and for benefits based solely on the amount contributed to the participant's account, and any income, expenses, gains and losses, and any forfeitures of accounts of other participants which may be allocated to such participant's account and (ii) mandatory and/or voluntary employee contributions to a defined benefit plan to the extent of such employee contributions.

(c) "Limitation Year" shall mean the Plan Year.

(d) "Limitation Year Compensation" shall mean the Member's wages, salaries, fees for professional service and other amounts received for personal services actually rendered in the course of employment with the Participating Companies and Affiliated Companies during a Limitation Year including, but not limited to, commissions paid salesmen, compensation for services on the basis of a percentage of profits, and bonuses. Limitation Year Compensation shall not include deferred compensation amounts (other than amounts received by a

Member pursuant to an unfunded non-qualified plan in the year such amounts are includable in the gross income of the Member for federal income tax purposes); amounts allocated to a Member's Tax Deferred Account, provided, however, that such amounts shall be included as Limitation Year Compensation in Limitation Years beginning after December 31, 1997; allowances paid by reason of foreign assignment; amounts realized from the exercise of non-qualified stock options or when restricted stock (or property) held by a Member becomes freely transferable or is no longer subject to a substantial risk of forfeiture; amounts realized from the sale, exchange or other disposition of stock acquired under a qualified stock option; and other amounts which receive special tax benefits. Notwithstanding anything in the foregoing to the contrary, effective for Limitation Years beginning after December 31, 1997, elective deferrals pursuant to Code sections 125 or 457 shall be included as Limitation Year Compensation. Effective for Limitation Years beginning after December 31, 2000, elective deferrals pursuant to Code section 132(f)(4) shall also be included in Limitation Year Compensation. Effective for Limitation Years beginning on and after October 1, 1994, the applicable annual compensation limit becomes $150,000 and adjustments thereto shall only be made in increments of $10,000, rounded down to the next lowest multiple of $10,000, in such manner as determined by Code section 415(d) from time to time. Effective for Limitation Years beginning on and after January 1, 2002, the applicable annual compensation limit becomes $200,000 and adjustments thereto shall only be made in increments of $5,000 rounded down to the next lowest multiple of $5,000, in such manner as determined by Code section 415(d) from time to time.

ARTICLE 8

INVESTMENT OF CONTRIBUTIONS

8.1 Investment Funds. The Trust Fund shall be invested by the Trustee in such investment funds as may be agreed upon, from time to time, between the Trustee and the Sponsoring Company, as provided in Section 4 of the trust agreement between the Sponsoring Company and the Trustee, dated as of October 1, 1995 and as it may be amended thereafter, including all attachments and exhibits appended thereto, all of which are incorporated herein by reference and made a part hereof., Any provision of the trust agreement so incorporated that is in conflict with a provision regarding the investment funds contained herein shall supercede and control over the conflicting provision contained herein. Among the investment funds that the Trustee and the Sponsoring Company may agree to make available for Members' investment elections is the following:

(a) Fund A - Ashland Common Stock Fund shall be a fund consisting of common stock of the Sponsoring Company contributed by one or more Participating Companies or purchased by the Trustee (i) on the open market; (ii) by the exercise of stock rights; (iii) through participation in any dividend reinvestment program of the Sponsoring Company, including any such program which involves the direct issuance or sale of common stock by the Sponsoring Company (if no commission is charged with respect to such direct issuance or sale); or (iv) from the Sponsoring Company whether in treasury stock or authorized but unissued stock. Stock purchased by the Trustee pursuant to clause (iii) of this paragraph (a) shall be valued pursuant to such dividend reinvestment program and shall be purchased in accordance with all of the terms and conditions of such program. Stock contributed by a Participating Company or purchased by the Trustee pursuant to clause (iv) of this paragraph (a) shall be valued at the closing price of such stock on the New York Stock Exchange composite tape for the trading day immediately preceding the date on which such stock is contributed or sold to the Plan; provided, however, that effective on and after April 1, 1996, stock acquired pursuant to clause (iv) of this paragraph (a) shall be valued at the closing price of such stock on the New York Stock Exchange at 4:00 PM for the date as of which such stock is contributed or sold to the Plan and provided further, that any such stock so contributed shall be in whole shares only. In no event shall a commission be charged with respect to a purchase pursuant to clause (iv). The Trustee may, to the extent it is mutually agreed upon by the Trustee and the Sponsoring Company, maintain a portion of the investment in Fund A in cash and/or cash equivalents, in accordance with the terms of the trust agreement, for the purpose of fund liquidity and to accommodate distributions. Notwithstanding anything in the Plan to the contrary, effective January 1, 2000, if there is a stock dividend of shares of Arch Coal, Inc. paid with respect to amounts held in Fund A, the Ashland Common Stock Fund, and on amounts held in the Restricted Company Match Accounts, such stock dividend shall be allocated to an investment fund maintained in the Plan, which may be a separately accounted for subdivision of Fund A, hereinafter referred to as the Arch Coal Investment Fund, to hold each Member's and Beneficiary's allocable share of such stock dividend. The terms of the Arch Coal Investment Fund shall not allow any Member or Beneficiary to transfer additional amounts thereto, but, nevertheless, shall provide that any cash dividends paid on such stock dividend allocated thereto be used to acquire additional amounts of such stock. Additionally, Members and Beneficiaries having interests invested in the Arch Coal Investment Fund shall be able to direct the Trustee regarding the voting of the shares of stock represented by the said investment therein in the same manner as prescribed in Section 15.6 and in Article 23 of the Plan. Effective January 1, 2003, the investments in the Restricted Company Match Accounts shall be merged into and become a part of this Fund A.

8.2 Allocation of Contributions to Funds. A Member's contributions made under Articles 5 and 6 of the Plan and the Member's allocable share of the aggregate Participating Company contributions that are not allocated to initial investment in Fund A – Ashland Common Stock Fund under Section 7.1 of the Plan shall be invested in one of more of the investment Funds provided from time to time in the trust agreement, as elected by the Member pursuant to Article 4 or as subsequently changed in accordance with Section 8.3. The amount so elected to be invested by a Member in a particular Fund cannot be less than 5% of the total of the contributions to be invested and must otherwise be expressed in whole percentage point increments, unless otherwise specified under administrative rules promulgated by the Sponsoring Company. An account shall be established for each Member under each Fund to which contributions on behalf of such Member have been allocated and a separate account shall be established under each such Fund in respect of any salary reduction contributions under Article 6 of the Plan. Additionally, each Member's contributions allocated to his Account before 1987 which consisted of after-tax contributions of such Member shall be separately accounted for. Effective January 1, 2000, the income, gains, losses and dividends payable on any stock dividends paid in shares of Arch Coal, Inc. with respect to Members' and Beneficiaries' holdings in Fund A and in the Restricted Company Match Accounts which are allocated to the Arch Coal Investment Fund interests of such Members and Beneficiaries, as described in Section 8.1(a) of the Plan, shall automatically be allocated to the Arch Coal Investment Fund interests of all such Members and Beneficiaries, with the amount of any such dividends reinvested in additional shares of Arch Coal, Inc. stock. The reinvestment of such dividends payable on the Arch Coal, Inc. stock investments shall occur at such time and in such manner as determined by the Trustee.

8.3 Change in Investment Options. A Member may elect to change his investment option or options for future contributions by following such administrative procedures as may be prescribed by the Sponsoring Company, from time to time, and any such change shall be effective with respect to the first paycheck for such Member issued for the first pay period beginning after the Sponsoring Company records such change. While a portion of the Participating Company contribution made with respect to a Member is initially invested in Fund A – Ashland Common Stock Fund as prescribed in Section 7.1 of the Plan, the Member may elect to change the investment of such contribution at any time after the allocation of it to the Fund A – Ashland Common Stock Fund. Notwithstanding anything in the Plan to the contrary, no Member may elect to have any portion of such Member's contributions or the Participating Company contributions made on behalf of such Member allocated to the Member's investment (if any) in the Arch Coal Investment Fund.

8.4 Transfer Between Investment Funds. Subject to such administrative procedures as may be prescribed by the Sponsoring Company, from time to time, and subject to any requirements regarding the minimum amount that a Member may be able to direct to be transferred from one investment Fund to another as may be prescribed, from time to time, by the Sponsoring Company and the Trustee, a Member may elect to transfer all or a portion of his Account and Tax Deferred Account invested in any Fund available under the trust agreement to or among any one or more of the other such Funds by following such administrative procedures for the same as may be prescribed by the Sponsoring Company, from time to time, generally to be effective no later than the end of the next day following the day on which such investment transfer is recorded on the records of the Trustee and on which the New York Stock Exchange is open. Notwithstanding anything in the Plan to the contrary, no Member or Beneficiary may elect to have any portion of such person's other investments in the Plan transferred to such person's investment (if any) in the Arch Coal Investment Fund. Nevertheless, Members and Beneficiaries may elect to have their interests in the Arch Coal Investment Fund transferred to other available investment options under the Plan on the same terms and conditions that such investment transfers may be made among other investment options in the Plan.

8.5 Trustee to Trustee Transfers.

(a) PAYSOP Termination. In connection with the termination of the portion of the Ashland Inc. PAYSOP, effective January 31, 1991, the Plan shall accept direct transfers of shares of common stock of the Sponsoring Company for investment in Fund A hereunder, valued as of the date of such transfer under the rules applicable under such PAYSOP, with respect to Employees who are eligible to participate in the Plan. Except for purposes of the rules for determining the amount of and the limitations on Participating Company contributions under Articles 7 and 24 of the Plan, such direct transfers of shares shall be treated in the same manner as Participating Company contributions made to the Plan with respect to an Employee.

(b) LESOP Diversification. In connection with the making of investment directions under Section 7.5 of the Ashland Inc. Leveraged Employee Stock Ownership Plan, the Plan shall accept direct transfers of shares of common stock of the Sponsoring Company for investment in Fund A hereunder, and for allocation to the Account of the Member who directed that such transfer be made, valued as of the date of such transfer under the rules applicable under such plan. Except for purposes of the rules for determining the amount of and the limitations on Participating Company contributions under Articles 7 and 24 of the Plan, such direct transfers of shares shall be treated in the same manner as Participating Company contributions made to the Plan with respect to a Member and allocated to such Member's Account.

(c) Subject to the satisfaction of the following requirements, a Member may make a voluntary and informed election directing that his entire vested Account and Tax Deferred Account be transferred directly from the Trustee of this Plan to the trustee of another plan ("transferee plan") which is qualified under Section 401(a) of the Code. The requirements which must be satisfied are as follows:

(i) The Member shall have the option to allow his Account and Tax Deferred Account to remain in this Plan for the maximum period of time allowed under Sections 13.1 and 16.1 of the Plan.

(ii) The Account and Tax Deferred Account, when transferred to the transferee plan, must be fully vested thereunder and, immediately after such transfer, the Member would receive from the transferee plan, on a termination basis, a benefit therefrom which is at least equal to the benefit to which he would have been entitled, on a termination basis, from this Plan immediately before such transfer, within the meaning of the provisions of Section 414(1) of the Code.

(iii) The transfer of the Member's Account and Tax Deferred Account shall be in cash, except to the extent the Member would be entitled to receive a distribution in kind. To the extent that a Member is so entitled to receive a distribution in kind, the Member may direct that the transfer be made in kind, except to the extent the transferee plan will not accept the transfer in kind. The amount of cash or in kind assets transferred shall be determined in the same manner as any other distribution under the Plan.

(iv) The Member shall otherwise be entitled to a distribution pursuant to the provisions of Article 11 and Article 13.

(v) The Member provides such evidence from the transferee plan to the Plan Administrator, as prescribed by the Plan Administrator, which is sufficient to demonstrate that the transferee plan is qualified under Section 401(a) of the

Code, that the terms of the transferee plan allow it to accept such a transfer in the form in which it will be made as prescribed under (iii) above, and that the transferee plan meets the applicable provisions of (ii) above.

8.6 Loans.

(a) Eligibility. Any Member who is an Employee paid on the payroll system of the Sponsoring Company or, effective January 1, 2001, any Member whether or not paid on the payroll system of the Sponsoring Company (including, among others, former Employees, but excluding alternate payees under approved qualified domestic relations orders and beneficiaries of deceased Members) may apply for a loan from his Tax Deferred Account and his Account, subject to the terms, conditions and limitations prescribed in this Section 8.6 of the Plan and those on any loan agreement or promissory note signed by such Member. Any such Member who is eligible for a loan may apply for a loan by contacting the Trustee in the manner prescribed by the Sponsoring Company, from time to time. A Member to whom a loan is made automatically agrees to be bound by all the terms and conditions associated with such loan by receiving, accepting, cashing and/or depositing the check representing the loan amount, including any loan agreement and/or promissory note, the provisions of which were on or sent in association with such check.

(b) Conditions. Loans under (a) above shall meet all of the following requirements:

(1) such loans shall be available to Members who are parties in interest (as defined in ERISA Section 3(14)(H)) on a reasonably equivalent basis, provided, however, any such Member to whom a loan is made must satisfy the eligibility requirements identified in paragraph (a) of this Section 8.6;

(2) such loans shall not be made available to Members who are highly compensated employees (as defined in Code Section 414(q)) in an amount greater than the amount made available to other Members; provided, however, that the Plan may lend the same percentage of a person's vested benefits to Members with both large and small amounts of vested benefits;

(3) such loans shall be made in accordance with definite plans for repayment;

(4) such loans shall bear a reasonable rate of interest which shall be equal to the prime rate of interest, as determined by the Sponsoring Company or the Trustee, for the calendar month preceding the calendar month during which the loan is made plus one percentage point and such rate of interest shall be compounded monthly;

(5) such loans shall not be made in an amount of less than $1,000 and no more than two loans for an eligible Member may be outstanding at one time;

(6) such loans shall be subject to an initiation fee upon approval and an annual processing fee charged against the Tax Deferred Account and/or Account of the Member as an expense, additionally, for loans made after January 1, 1998, if determined by the Sponsoring Company to be reasonably required, such loans shall be subject to any applicable tax, fee, collection or other pecuniary charge imposed by any federal, state or local government or division thereof and it shall be collected from either the amount of the loan or from the Member's Account or Tax Deferred Account;

(7) Members to whom such loans are made shall agree to repay such loans by means of payroll deductions; and

(8) such loans shall be adequately secured by an assignment of 50% of a borrowing Member's nonforfeitable benefits in his Tax Deferred Account and Account under the Plan; provided, however, in the event of default, foreclosure on the note and attachment of security will not occur until a distributable event occurs under the Plan.

(c) Limitation on Amount. A loan under the Plan (when added to other loans outstanding under the Plan and any other plans taken into account under Section 72(p)(2)(C) of the Code) to a Member shall not exceed the lesser of:

(1) $50,000 reduced by the difference between the Member's highest outstanding loan balance under the Plan during the one-year period

ending on the date the loan is made and the Member's outstanding loan balance under the Plan on the date the loan is made; or

(2) 50% of the nonforfeitable portion of the Member's Tax Deferred Account and Account.

(d) Repayments.

(1) Period to Repay. Each loan under this Section 8.6 must be repaid within five years of the date it is made.

(2) Method of Repayment. Except as otherwise allowed, a Member's repayment of a loan shall be made by means of payroll deductions providing for substantially level amortization with payments not less than quarterly. Notwithstanding the foregoing, a Member may pre-pay the total outstanding balance of a loan by delivering a money order, cashier's check or certified check in the amount of such balance in such manner as may be prescribed, from time to time, by the Sponsoring Company. A Member with one or more loans outstanding who, after December 31, 1997, ceases to be paid through the payroll system of the Sponsoring Company shall be permitted to continue to repay such loan or loans by personal check or by such other means as may be authorized by the Sponsoring Company, from time to time. The Sponsoring Company shall, in consultation with the Trustee, from time to time, prescribe such procedures to accommodate repayments of outstanding loans by Members who cease to be covered by the Sponsoring Company's payroll and by such Members who subsequently again become covered by the Sponsoring Company's payroll, as may be deemed convenient or appropriate. Effective January 1, 2001, any Member eligible to obtain a loan under paragraph (a) of this Section 8.6 and who is not paid on the payroll system or the Sponsoring Company shall repay any loan hereunder by personal check or by such other means as may be authorized by the Sponsoring Company, from time to time. If such a Member later becomes covered by the payroll system of the Sponsoring Company, the Sponsoring Company shall, in consultation with the

Trustee, from time to time, prescribe procedures to accommodate repayments under these circumstances.

(3) Grace Period. In the event that an installment to repay the loan is missed, the Sponsoring Company may apply a grace period to allow Member to repay the outstanding loan by the last day of the calendar quarter after the calendar quarter in which the required installment was due.

(4) Suspensions.

i. Leaves. Notwithstanding anything contained herein to the contrary, and subject to the discretion of the Sponsoring Company, in the event a Member to whom a loan has been made goes on an approved leave of absence without pay, the installment payments otherwise due to repay such loan may be suspended for a period of up to one year; provided, however, that such suspension shall not extend the five-year period within which such loan must otherwise be repaid and provided further, that any remaining installments upon such Member's return to active, paid employment on the payroll system of the Sponsoring Company shall be appropriately adjusted to take into account the period during which installment payments were missed.

ii. Military Leaves. Notwithstanding anything contained herein to the contrary, in the event a Member to whom a loan has been made goes on a military leave of absence of the kind described in Code section 414(u) for more than two weeks, the installment payments otherwise due to repay such loan may be suspended for the period of such leave. Interest shall continue to accrue during the time such loan repayments are suspended at the lesser of 6% or the rate that otherwise applied to the loan. Upon return to employment within the time required to preserve reemployment rights under Federal law the loan will be re-amortized over an extended period. The extended period shall equal the term of the original loan and the period of the military leave. The amount of the re-amortized periodic loan repayments shall not be less than the amount of the periodic payments that were due before the military leave.

(e) Default. Unless otherwise provided under this Section 8.6 or under law, a Member to whom a loan is made under this Section 8.6 shall be considered to be in default with regard to the repayment of such loan if, at any time while the loan is outstanding, the Member ceases to meet the eligibility requirements for a loan under paragraph (a) of this Section 8.6. Except to the extent that sub-paragraphs (3) and (4) of paragraph (d) of this Section 8.6 may apply to such Member, upon a default, the outstanding balance of the loan will become due and payable which may result in a deemed distribution or a distribution of an offset amount with respect to the Member under applicable Department of Treasury regulations.

ARTICLE 9

VALUATION OF TRUST FUND

The Trustee shall value each investment Fund under the trust agreement at fair market value as of the close of business on each Valuation Date. In making such valuation, the Trustee shall deduct all charges, expenses and other liabilities, if any, contingent or otherwise, then chargeable against each such Fund, in order to give effect to income realized and expenses paid or incurred, losses sustained and unrealized gains or losses constituting appreciation or depreciation in the value of Trust investments in each such Fund since the last previous valuation. The Trustee shall deliver to the Sponsoring Company a certified valuation of each such investment Fund together with a statement of the amount of net income or loss (including appreciation or depreciation in the value of Trust investments in each such Fund) in such manner and at such time or times as may be prescribed in the trust agreement between the Sponsoring Company and the Trustee.

ARTICLE 10

SEPARATE ACCOUNTS

10.1 Separate Accounts. Separate accounts under each investment Fund shall be maintained under the Plan for each Member. The amount contributed by or on behalf of a Member or allocated to such Member shall be credited to his Account or his Tax Deferred Account in the manner set forth in Articles 5, 6, 7 and 8 of the Plan. No amounts allocated to a Member's Account shall be reallocated to such Member's Tax Deferred Account, and, except as otherwise allowed by Section 6.3 of the Plan and/or law, regulation or ruling, no amount allocated to a Member's Tax Deferred Account shall be reallocated to such Member's Account. All payments from the Plan to a Member or his Beneficiary shall be charged (i) first against the Account of such Member, starting with any after-tax contributions the Member made prior to 1987, exclusive of earnings allocable thereto, to the extent such contributions still remain in the Member's Account, until exhausted, and then (ii) against the remainder of the Account, consisting first of any other Member after-tax contributions and second of the Participating Company contributions, and then charged against his Tax Deferred Account, including all allocable earnings. Except as otherwise provided in the Plan, each Member has a nonforfeitable right to amounts in his Account and Tax Deferred Account.

10.2 Accounts of Members Transferred to an Affiliated Company. If a Member is transferred to an Affiliated Company which is not a Participating Company, the amount credited to his Account and Tax Deferred Account shall continue to share in the earnings or losses of each investment Fund for which such Member has an account(s) and such Member's rights and obligations with respect to his Account and Tax Deferred Account shall continue to be governed by the provisions of the Plan and Trust.

10.3 Adjustment of Members' Accounts. Pursuant to and consistent with the trust agreement between the Sponsoring Company and the Trustee, the Account and Tax Deferred Account of each Member shall be adjusted so that the amount of net income, loss, appreciation or depreciation in the value of each investment Fund for which such Member has an account(s) for the period (hereinafter referred to as the "Valuation Period") from the last previous Valuation Date to the Valuation Date as of which the valuation is being conducted shall be credited to or charged against the Member's Fund accounts in the ratio that (i) the balance in each Fund account of each Member as of the first day of such Valuation Period minus the amount distributable to such Member from such Fund account during such Valuation Period bears to (ii) the balance in all such Members' accounts as of the first day of such Valuation Period minus the total amounts distributable to all such Members from all such Fund accounts during such Valuation Period.

ARTICLE 11

TERMINATION OF EMPLOYMENT BENEFITS

If a Member incurs a Termination of Employment, such Member (or Beneficiary in the case of the death of a Member) shall be entitled to receive a benefit equal to the total amount in the Member's Account and Tax Deferred Account as determined in accordance with the provisions of Section 13.2 of the Plan. Such benefit shall be paid in a single lump sum or otherwise in accordance with one of the forms of payment available to such Member or Beneficiary as set forth in Section 13.3 of the Plan. Such benefit may also be payable in kind, to the extent that Section 13.4 applies. Notwithstanding anything in the Plan to the contrary and for distributions before January 1, 2002, if the Member's Termination of Employment is due to a substantial sale of assets or stock, as described in Section 2.1 (ae)(i) and (ii) of the Plan, and if such Member has a Tax Deferred Account at the time of such Termination of Employment, then such distribution must be made as a lump sum distribution, as defined in Code Section 401(k)(10)(B), or any successor thereto.

ARTICLE 12

WITHDRAWALS PRIOR TO TERMINATION OF EMPLOYMENT

12.1 In-Service Withdrawals. As of any Valuation Date prior to a Member's Termination of Employment, such Member shall be entitled to withdraw all or any part of his Account, reduced by the amount of Participating Company contributions and earnings on such contributions allocated to such Member's Account during the 24-month period preceding such Member's withdrawal. Withdrawal by a Member under this Section 12.1 shall only be allowed once during any 12-month period. Withdrawals paid to Members shall first consist of such Member's after-tax contributions made before 1987 and still remaining in his Account, exclusive of earnings allocable thereto. After such amounts are completely exhausted, withdrawals shall come from after-tax contributions made after 1986, Participating Company contributions and the earnings allocable to both such contributions. A Member may elect a withdrawal under this Section 12.1 by contacting the Trustee in such manner as may be prescribed by the Sponsoring Company, from time to time. Withdrawals made under this Section 12.1 are payable as a single sum, in cash or in kind, as allowed under Section 13.4 of the Plan. Notwithstanding anything to the contrary, consistent with Section 1.1(c), amounts attributable to Participating Company contributions under Article 7 and allocated to a Member's Account after December 31,1998 and amounts attributable to what had been the Member's Restricted Company Match Account shall be distributable to a Member upon such Member's proper election before Termination of Employment on or after such Member attains age 59 ½, reduced by the amount of Participating Company contributions and earnings on such contributions allocated to such Member's Account during the 24-month period preceding such Member's withdrawal.

12.2 In-Service Withdrawals of the Tax Deferred Account. As of any Valuation Date on or after a Member attains age 59½ and prior to such Member's Termination of Employment, such Member shall be entitled to withdraw all or any part of his Tax Deferred Account; provided, however, that in connection with such withdrawal, such Member also withdraws all of his Account, reduced by the amount of Participating Company contributions and earnings on such contributions allocated to such Member's Account during the 24-month period preceding such Member's withdrawal. Withdrawals by a Member under this Section 12.2 shall only be allowed once during any 12-month period. Withdrawals paid to Members shall first consist of such Member's after-tax contributions made before 1987 and still remaining in his Account, exclusive of earnings allocable thereto, and, after such amounts are completely exhausted, withdrawals under this Section 12.2 shall come from after-tax contributions made after 1986, Participating Company contributions and, finally, Member contributions allocated to such Member's Tax Deferred Account, including the earnings allocable to all such contributions. A Member may elect a withdrawal under this Section 12.2 by contacting the Trustee in such manner as may be prescribed by the Sponsoring Company, from time to time. Withdrawals under this Section 12.2 are payable as a single sum, in cash or in kind, as allowed under Section 13.4 of the Plan..

12.3 Hardship Withdrawal.

(a) A Member may apply for a withdrawal as of any Valuation Date on account of hardship (as hereinafter defined in this Section 12.3) of all or a part of the value of his Tax Deferred Account that is equal to the amount of his Tax Deferred Account as of December 31, 1988 plus salary reduction contributions allocated to such Account after such date, less the amount of previous hardship withdrawals hereunder by filing such application in such form and manner and at such time (prior to the Valuation Date as of which such hardship withdrawal is to be effective) as the Sponsoring Company may from time to time prescribe. An application for a hardship withdrawal under this Section 12.3 may be submitted only by a Member who has no balance in his Account or is withdrawing the entire amount which he is eligible to withdraw under the provisions of Section 12.1 in conjunction with his application for a hardship withdrawal. Payment of an amount withdrawn under this Section 12.3 shall be made in a lump sum, in cash, as soon as reasonably practicable after the date on which such withdrawal is approved by the Sponsoring Company. That portion of such Member's Tax Deferred Account not withdrawn pursuant to this Section 12.3 shall remain in the Trust Fund in such Member's investment Fund accounts allocated to his Tax Deferred Account.

(b) For purposes of this Section 12.3, hardship shall be determined in the sole discretion and judgment of the Sponsoring Company in a uniform and nondiscriminatory manner and shall be deemed to exist, on the basis of an objective analysis of the relevant facts and circumstances, only in the case of an immediate and heavy financial need of the Member. An immediate and heavy financial need of the Member will be deemed to exist if the application for withdrawal is on account of:

(i) medical expenses described in Section 213(d) of the Code incurred by the Member, the Member's Spouse, or any dependents of the Member (as defined in Code Section 152);

(ii) the purchase (excluding mortgage payments) of a principal residence for the Member;

(iii) the payment of tuition for the next 12 months of post-secondary education for the Member, Member's spouse or Member's children or dependents;

(iv) payments necessary to prevent eviction from the Member's principal residence or the foreclosure of the mortgage on that residence;

(v) other events which are adopted by the Sponsoring Company and which are deemed immediate and heavy financial needs by the Commissioner of Internal Revenue through the publication of revenue rulings, notices, and other documents of general applicability; or

(vi) any other set of relevant facts and circumstances which, in the sole discretion of the Sponsoring Company, based upon an objective analysis of the particular facts and circumstances, constitutes an immediate and heavy financial need.

In no event shall an amount withdrawn under this Section 12.3 exceed the amount required to relieve the immediate financial need created by the hardship or which would be reasonably available (as determined by the Sponsoring Company) from other resources of the Member. However, the amount withdrawn under this Section 12.3 may include the amount reasonably anticipated to be necessary to pay any local, state, or federal taxes or penalties resulting from such distribution. To satisfy the

Sponsoring Company that the amount to be withdrawn under this Section 12.3 is necessary to satisfy the immediate financial need, each Member applying for a withdrawal under this Section 12.3 shall swear out a statement before a notary public representing that such need cannot be relieved:

(A) through reimbursement or compensation by insurance or otherwise;

(B) by reasonable liquidation of the Member's assets, to the extent such liquidation would not itself cause an immediate and heavy financial need;

(C) by cessation of elective contributions or employee contributions under the Plan; or

(D) by other distributions or nontaxable (at the time of the loan) loans from plans maintained by the Sponsoring Company or by any other employer, or by borrowing from commercial sources on reasonable commercial terms.

So long as the person who reviews the sworn representation of the Member applying for a hardship distribution has no actual knowledge of facts contrary to such Member's representation, the Sponsoring Company shall be able to rely on such representation in making the hardship distribution under this Section 12.3.

12.4 <u>Repayment of Withdrawn Amounts Prohibited.</u> Repayment of amounts withdrawn by a Member or Beneficiary pursuant to the provisions of Article 11 or Article 12 of the Plan, are not permitted.

ARTICLE 13

PAYMENT OF BENEFITS

13.1 Required Distributions.

(a) Effective Date. The provisions of this Section 13.1 are effective for distributions after December 31, 2002.

(b) Precedence. The requirements of this Section 13.1 will take precedence over any inconsistent provisions of the Plan.

(c) Incorporation. Distributions that are required by this Section 13.1 are made in accordance with the requirements of section 401(a)(9) of the Code and the regulations thereunder. Those regulations, as they now exist and as they may be amended, are incorporated herein by reference and made a part hereof to the extent such requirements are not otherwise specifically set forth in the Plan and to the extent such requirements are not in conflict with any legally permissible provision of the Plan. Optional provisions allowed by those regulations that are available under the Plan are specified herein.

(d) Lifetime Distribution Periods. Distributions to a Member during the Member's life shall commence no later than the Member's required beginning date specified in (e)(2) of this Section 13.1. Such distributions shall, as of the first distribution calendar year, if not made in a single sum to the Member, be made over any of the following periods (or any combination thereof):

(1) a period certain not extending beyond the life expectancy of the Member;

(2) a period certain not extending beyond the joint life and last survivor expectancy of the Member and the Member's designated beneficiary.

For purposes of this Section 13.1, a Member's designated beneficiary shall be the Beneficiary designated by the Member under the Plan. The distribution periods in (1) and (2) of this paragraph (b) cannot exceed the period allowed for installment payments in Section 13.3(a) of the Plan.

(e) Latest Date of Payment. Notwithstanding anything in the Plan to the contrary, the payment of a Member's benefit shall begin not later than the earlier of:

(1) The 60th day after the later of the close of the Plan Year in which the Member -

(A) reaches age 65,

(B) completes the 10th anniversary of participation in the Plan, or

(C) terminates service with the Participating Company and all Affiliated Companies; or

(2) The Member's required beginning date, which is the later of (i) April 1 of the calendar year following the calendar year in which the Member attains age 70½ or (ii) April 1 of the calendar year after the Member terminates employment. Clause (ii) shall not apply with respect to a Member that is a 5% owner (as defined in Code section 416) for the Plan Year in which such Member attains 70½.

(f) Life Expectancy. For purposes of this Section 13.1, the life expectancy of an individual shall be based upon the applicable table in Treas. Reg. §1.401(a)(9)-9 using such individual's birthday in the calendar year in which the determination of life expectancy is being made. Minimum distributions under this Section 13.1 to a Member during the Member's life and to a Member's surviving spouse will be based on a recalculation of Member's or surviving spouse's life expectancy (whichever is applicable). In all other events, the applicable life expectancy will be reduced by one for each subsequent year in a distribution period.

(g) Death Distribution Periods.

(1) Commencement. In the event a Member dies before distributions begin under Section 13.2 of the Plan, the death benefit (if any) which is payable shall commence pursuant to whichever of the following applies:

(A) In the event such benefit is payable to a designated beneficiary who is not such Member's surviving spouse, such distribution shall commence on or before December 31 of the calendar year following the calendar year in which the Member died.

(B) In the event that such benefit is payable to a designated beneficiary who is such Member's surviving spouse, such distribution shall commence as of the later of the date prescribed under (A) above or December 31 of the calendar year in which the Member would have attained age 70½.

(C) In the event there is no designated beneficiary, or if distributions will not be made over the life expectancy of the designated beneficiary, then the distribution of such benefit must be commenced and completed by December 31 of the calendar year containing the fifth anniversary of such Member's death.

(2) Periods. Death benefits (if any) under the Plan which are distributable shall be distributed over whichever of the following periods are applicable:

(A) over a period certain not greater than such beneficiary's life expectancy;

(B) over a period ending on December 31 of the calendar year containing the fifth anniversary of the Member's death; or

(C) if there are death benefits distributable after lifetime distributions to the Member commenced, such benefits shall be distributed at least as rapidly as under the method of distribution being used prior to the Member's death.

The distribution periods in (A), (B) and (C) of this sub-paragraph (2) cannot exceed the period allowed for installment payments in Section 13.3(a) of the Plan.

(h) Death of Spouse. For purposes of (g) above, if the surviving spouse dies before payments to such spouse begin, then the provisions of (g)(1)(B) and (g)(2)(A) above shall apply as if such spouse were the Member.

(i) Method of Compliance. To comply with the provisions of this Section 13.1, distributions to a Member shall begin no later than the Member's required beginning date under Section 13.1(c)(2). The payment that is made by the required beginning date is on account of the preceding calendar year, which is the first distribution calendar year. Distributions that are made on account of subsequent distribution calendar years shall be made no later than December 31 of the applicable distribution calendar year. The amount of each such distribution shall be based upon the value of the Member's Account and Tax Deferred Account as of the last Valuation Date in the calendar year immediately preceding each distribution calendar year, increased by any allocations thereto after such Valuation Date and decreased by any distributions made after such Valuation Date that occurred in such year of valuation. The amount of each such distribution shall be determined by the quotient obtained by dividing the Accounts so determined by the Member's life expectancy or the Member's and the Member's designated beneficiary's (if any) life expectancy, as determined under paragraph (f) of this Section 13.1. Distributions of death benefits shall comply with the provisions of this Section 13.1 by being distributed under the other relevant provisions this Article 13, provided that such distributions are not made at a later time or over a longer period of time than is allowed under this Section 13.1. The distribution of any excess deferral, excess contribution or excess aggregate contribution pursuant to the provisions of Sections 6.1, 6.3 or 5.3 shall not act to reduce the amount of the distribution otherwise required under this Section 13.1. Distributions made under this paragraph (g) of Section 13.1 shall be made first from the portion of a Member's Account consisting of such Member's after-tax contributions made before 1987, exclusive of any earnings allocable thereto, to the extent that such Member has such contributions remaining in his Account, until exhausted, with any additional distributions to come first from such Member's remaining after-tax contributions in his Account, such Member's contributions that were allocable to his Tax Deferred Account, Participating Company contributions in such Member's Account, and finally, the Participating Company contributions in such Member's Restricted Company Match Account and the earning allocable to all these types of contributions.

13.2 Termination of Employment Benefits.

(a) General. The Sponsoring Company shall cause to be made distribution of the benefits payable to a Member or his Beneficiary (in the event of the Member's death) upon Termination of Employment, based upon the value of such Member's Account and Tax Deferred Account as of the Valuation Date coincident with or immediately following the later of (i) the date on which such Member's Termination of Employment occurs or (ii) the date on which the Member files a claim for such benefits under such administrative procedures as may be prescribed by the Sponsoring Company, from time to time. Distributions under this Article 13 shall first be charged against the remaining after-tax contributions in the Member's Account that were made prior to 1987, exclusive to any earnings allocable thereto, and then charged against such sources as prescribed under Section 10.1 of the Plan.

(b) Consent. If the value of a Member's Account, Tax Deferred Account and Restricted Company Match Account exceeds $5,000 at the time when such Member is entitled to a distribution under paragraph (a) of this Section 13.2 of the Plan, then no part of such benefit may be distributed to him prior to his attainment of 65, unless he consents to the distribution within the 90-day period prior to the first day on which all events have occurred which entitle such Member to such distribution. The filing by such Member of a claim or other application for the distribution of his benefit hereunder shall be deemed to constitute such a consent for payment. However, if the value of a benefit to be distributed under paragraph (a) of this Section 13.2 is equal to or less than $5,000, then such benefit shall be distributed to the individual entitled thereto, in a single sum, as soon as is reasonably practical. The distribution of any excess deferral, excess contribution or excess aggregate contribution pursuant to the provisions of Sections 6.1, 6.3 or 5.3 shall not be subject to the requirements of this paragraph (b). For purposes of this paragraph (b), any rollover contributions to the Plan and any direct transfers of benefits to the Plan by or with respect to a Member shall be included in determining if a benefit is equal to, less than or greater than $5,000.

13.3 Methods of Payment of Termination of Employment Benefits. The Sponsoring Company shall cause to be made a distribution of benefits pursuant to Section 13.2 of the Plan in accordance with one of the available methods of distribution set forth in this Section 13.3, as elected by the Member (or Beneficiary in the case of the death of a Member) in such form and manner and at such time (not later than 30 days after such Member's Termination of Employment except as otherwise provided in paragraph (b) of this Section 13.3 and in paragraph (b) of Section 13.2) as the Sponsoring Company may from time to time prescribe. The available methods of distribution are as follows:

(a) Installment Payments or Lump Sum Distribution.

(1) Subject to the limitations described in Section 13.1 of the Plan, benefits may be paid in the form of one or more monthly, quarterly or annual installments over a fixed number of calendar years comprising not less than 1 calendar year, as elected by the Member or Beneficiary. Notwithstanding anything to the contrary contained herein, a Beneficiary who is not the surviving spouse of the deceased member cannot elect installments for a period extending beyond December 31 of the calendar year containing the fifth anniversary of the Member's death. In the event that an election of a stated number of installments over a stated number of years is in effect, each such installment shall equal the value of the Member's Account and Tax Deferred Account as of the Valuation Date as of which such installment is paid multiplied by a fraction whose numerator is one and whose denominator is the number of specified installments remaining in such specified number of years. A Member (or Beneficiary) may also elect to have a designated dollar amount or

percentage of the total of the Member's Account and Tax Deferred Account distributed in each elected installment, determined as of the Valuation Date as of which such installment is paid. In respect of all then unpaid amounts in his Account and Tax Deferred Account, a Member (or Beneficiary) may make an election to change his prior election under this sub-paragraph (1) by filing such change in such form and manner and at such time as the Sponsoring Company may from time to time prescribe.

(2) Death of a Member Before Receiving Complete Payment of his Account. Subject to the limitations described in Section 13.1 of the Plan, in the event of the death of a Member before receiving all installments under the provisions of sub-paragraph (1) of this paragraph (a) to which he would otherwise become entitled, such Member's Beneficiary may elect, at such time and in such manner as may be prescribed, from time to time, by the Sponsoring Company, to receive one or more payments in respect of all then unpaid amounts in such Member's Account and Tax Deferred Account pursuant and subject to the provisions of sub-paragraph (1) of this paragraph (a).

(b) Annuity and other Preserved Optional Benefits. Effective January 1, 2001, the annuity optional form of benefit that was preserved for certain Members under the provisions of this Section 13.3(b) as in effect before January 1, 2001, and any other optional form of benefit that was preserved under the terms of the Plan before January 1, 2001, that differs from those available under 13.3(a) shall be completely eliminated, consistent with Treas. Reg. §1.411(d)-4, Q&A-2(e). The foregoing described elimination of certain optional forms of distribution shall not apply to an affected Member whose benefit is distributed before the earlier of (i) the 90th day after the Member is furnished a summary of material modifications or summary plan description that describes the deletion of the otherwise preserved optional forms of distribution; or; (ii) January 1, 2002. An affected Member for these purposes is a Member whose Account balance, in part or in total, was subject to the terms of the Plan as in effect prior to January 1, 2001, addressing preserved optional forms of benefit. Notwithstanding anything to the contrary, the provisions of this paragraph (b) of Section 13.3 of the Plan shall not act to eliminate any optional form that is needed to comply with section 401(a)(9) of the Code, as reflected in Section 13.1 of the Plan.

13.4 Distribution in Kind.

(a) General. A Member or Beneficiary who (i) receives a distribution pursuant to the provisions of Article 11 and Section 13.2 of the Plan, or (ii) elects to withdraw all or a part of his interest in the Plan under Section 12.1 or Section 12.2 of the Plan, may elect, in such form and manner and at such time as the Sponsoring Company may from time to time prescribe, to receive (instead of cash) all or a part of the distributable value of such Member's accounts in Fund A whole shares and cash in lieu of any fractional shares of the stock of the Sponsoring Company to be distributed from the Plan. The number of whole shares of such stock distributable hereunder shall be determined based upon the unit value of such stock or debentures used to determine the value of such Member's accounts for purposes of distribution from the Plan.

13.5 Lost Member/Beneficiary. Notwithstanding any other provision of the Plan, in the event the Sponsoring Company, after reasonable effort, is unable to locate a Member or Beneficiary to whom a benefit is payable under the Plan, such benefit shall be forfeited; provided, however, that such benefit shall be reinstated (in an amount equal to the amount forfeited) upon proper claim made by such Member or Beneficiary prior to termination of the Plan. Benefits forfeited under this Section 13.5 shall be used to reduce the Sponsoring Company contributions under Article 7 of the Plan or, if there are no such contributions, shall be returned to the Sponsoring Company. Restorations under this Section 13.5 shall be made by way of special Sponsoring Company contribution or by way of offsetting forfeitures then to be applied to reduce aggregate Sponsoring Company contributions.

13.6 Direct Rollovers.

(a) General. Subject to the exceptions and limitations contained in this Section 13.6, a Member, an alternate payee under an approved qualified domestic relations order (as defined in Code Section 414(p)) who is a Member's former spouse or a deceased Member's surviving spouse may elect to have all, or any portion (in increments of 10%) of an Eligible Rollover Distribution (as defined in (f) below) to which such individual is entitled transferred from this Plan to an Eligible Retirement Plan (as defined in (f) below).

(b) Exceptions and Limitations. Among the exceptions, limitations and conditions applied to elections under paragraph (a) of this Section 13.6 are the following:

(1) Such elections cannot direct that all or any part of an Eligible Rollover distribution be transferred to, among or between more than one Eligible Retirement Plan.

(2) Such elections may be revoked, in writing, except that such elections shall become irrevocable at the point in time when it becomes administratively impractical to stop the transfer from being made in accordance with such election, as determined by the Plan Administrator.

(3) In the case of an involuntary cash-out distribution of a benefit equal to or less than $5,000 under Section 13.2(b) of the Plan, or in any other case when the consent requirements of Section 13.2(b) do not apply, the Member or other applicable distributee (as identified in paragraph (a) above) shall have 30 days within which to make an election under paragraph (a) after receiving the notice referred to in paragraph (c). If such election is not made within 30 days, the benefit shall be distributed to the distributee as soon as administratively practical. If such election is made within 30 days, then the transfer to the Eligible Retirement Plan may be made as soon as administratively practical. In the event that a distribution is subject to the consent requirements of Section 13.2(b), then the Member may affirmatively elect to receive a distribution or to have an election under paragraph (a) implemented within 30 days of receiving the notice referred to in paragraph (c); provided that information is given explaining that the Member has at least 30 days to receive a distribution.

(c) Time and Method of Transfer. Within a reasonable period of time before distributing an Eligible Rollover Distribution, the Plan Administrator shall provide the notice required under Code Section 402(f) in any manner allowed by Treasury regulation and provide an opportunity to make the election provided under paragraph (a). Transfers made pursuant to such an election may be accomplished in any reasonable manner, as determined by the Plan Administrator, from time to time, in accordance with applicable Treasury regulations.

(d) Series of Payments. In the event a series of payments may otherwise be made under the terms of the Plan each of which would be an Eligible Rollover Distribution, an election (or failure to elect) under paragraph (a) with regard to the first payment in such series shall control and be applied to all remaining payments in such series, unless the distributee revokes, changes or otherwise modifies his or her prior decision regarding the options available under paragraph (a) in such manner, at such time and subject to such conditions as the Plan Administrator may prescribe from time to time.

(e) Administration. The Plan Administrator shall, from time to time, prescribe such rules as it deems convenient or desirable to administer the provisions of this Section 13.6. This may include, but not be limited to, the following:

(1) Prescribing forms for making the election described in paragraph (a);

(2) Requiring the distributee to furnish information regarding the identity, status and location of the Eligible Retirement Plan;

(3) Requiring the Eligible Retirement Plan designated by the distributee to provide certain information about itself; and

(4) Requiring the distributee and/or the Eligible Retirement Plan to represent and/or certify that the Eligible Retirement Plan is authorized under law and pursuant to its own terms to accept the transfer of the Eligible Rollover Distribution.

(f) Definitions. For purposed of this Section 13.6, the following terms shall have the following definitions:

(1) "Eligible Retirement Plan" shall mean an individual retirement account described in Code Section 408(a), an individual retirement annuity described in Code Section 408(b), an annuity plan described in Code Section 403(a) or a qualified trust described in Code Section 401(a) that accepts Eligible Rollover Distributions; provided, however, that, with respect to a distributee who is a deceased Member's surviving spouse, only an individual retirement account or an individual retirement annuity may be an Eligible Retirement Plan. For distributions after December 31, 2001, an Eligible Retirement Plan shall also mean an annuity contract described in section 403(b) of the Code and an eligible plan under section 457(b) of the Code that is maintained by a

state, political subdivision of a state, or any agency or instrumentality of a state or political subdivision of a state and that agrees to separately account for amounts transferred into such plan from this Plan. Also for distributions after December 31, 2001, the definition of an Eligible Retirement Plan shall apply without limitation in the case of a distribution to a surviving spouse or to a spouse or former spouse who is the alternate payee under a qualified domestic relations order, as defined in section 414(p) of the Code.

(2) "Eligible Rollover Distribution" shall mean any distribution of all or part of a Member's benefit under the Plan, except for the following:

(A) Substantially equal periodic payments, not less frequently than annually, made over (i) the life or life expectancy of the distributee, (ii) the joint lives or joint life expectancies of the distributee and a beneficiary, or (iii) a period of 10 or more years;

(B) The portion of a distribution required under Code Section 401(a)(9);

(C) The portion of any distribution excluded from gross income, without regard to any exclusion for net unrealized appreciation on employer securities;

(D) The distribution of excess deferrals, excess contributions and excess aggregate contributions, as well as the income or loss allocable to such distributions and the return of elective deferrals that were made under Section 401(k) of the Code with any allocable income or loss in order to satisfy the limits imposed by Section 415 of the Code;

(F) Other types or portions of distributions identified under Treasury regulations or in Internal Revenue Service pronouncements.

For purposes of (A) immediately above, the determination of whether payments are substantially equal for a specified period is made when such payments first begin without regard to contingencies or modifications that have not yet occurred. Notwithstanding any other provision, the following shall apply in determining whether a distribution is an Eligible Rollover Distribution:

(I) Effective for distributions after December 31, 1998, the portion of a distribution that is a hardship distribution as defined in Code section 401(k)(2)(B)(i)(IV) is not part of an Eligible Rollover Distribution.

(II) Effective for distributions after December 31, 2001, any amount that is distributed on account of hardship shall not be an Eligible Rollover Distribution and the distributee cannot elect to have any portion of such a distribution paid directly to an Eligible Retirement Plan.

(III) Effective for distributions after December 31, 2001, a portion of a distribution shall not fail to be an Eligible Rollover Distribution merely because the portion consists of after tax employee contribution that are not includible in gross income. However, such portion may be transferred only to an individual retirement account or annuity described in section 408(a) or (b) of the Code, or to a qualified defined contribution plan described in section 401(a) or 403(a) of the Code that agrees to separately account for amounts so transferred, including separately accounting for the portion of such distribution that is includible in gross income and the portion of such distribution that is not so includible.

ARTICLE 14

TRUST FUND

14.1 Trust Fund. All the funds of the Plan shall be held by the Trustee appointed from time to time by the Sponsoring Company, in one or more trusts under a trust agreement entered into between the Trustee and the Sponsoring Company for use in providing the benefits of the Plan and paying any expenses of the Plan not paid directly by the Participating Companies. The fact that separate accounts are maintained for each Member shall not be deemed to segregate for such Member, or to give such Member any direct interest in, any specific asset or assets in the Trust Fund.

14.2 Administration of the Trust Fund and Funding Policy. Except as otherwise provided in the Plan or the trust agreement and subject to the direction and control of the Sponsoring Company (or other fiduciary identified by the Sponsoring Company for such purpose), the Trustee shall have exclusive authority and discretion to manage and control the assets of the Trust Fund. The Sponsoring Company shall have the authority to appoint an Investment Manager to manage (including the power to acquire and dispose of) all or any part of the assets of the Trust Fund. The Sponsoring Company shall be responsible for establishing a funding policy and method consistent with the objectives of the Plan and the requirements of Title I of ERISA.

14.3 Benefits Payable Solely by Trust. All benefits payable under the Plan shall be paid or provided for solely from the Trust. The Participating Companies assume no liability or responsibility therefor.

14.4 Exclusive Benefit of Trust Fund. Except as otherwise allowed under Section 403(c)(2)(A) and (C) of ERISA, the assets of the Trust Fund shall not inure to the benefit of any Participating Company and shall be held for the exclusive purposes of providing benefits to Members and their Beneficiaries and defraying reasonable expenses of administering the Plan.

ARTICLE 15

ADMINISTRATION OF THE PLAN

15.1 Plan Administrator and Administration of the Plan. The Sponsoring Company shall be the "administrator" (as defined in Section 3(16) of ERISA) of the Plan and shall be a named fiduciary for the Plan. Any reference to the Plan Administrator in the Plan shall be deemed to be a reference to the Sponsoring Company, unless the context clearly indicates otherwise. The Sponsoring Company shall, in its capacity as administrator, be responsible for the performance of all reporting and disclosure obligations under ERISA and all other obligations required or permitted to be performed by the Plan administrator under ERISA. The Sponsoring Company shall have all powers necessary and the discretion necessary and convenient to administer the Plan in accordance with its terms, including, but not limited to, all necessary, appropriate and convenient power and authority to interpret, administer and apply the provisions of the Plan with respect to all persons having or claiming to have any rights, benefits, entitlements or obligations under the Plan. This includes, without limitation, the ability to construe and interpret provisions of the Plan, make determinations regarding law and fact, reconcile any inconsistencies between provisions in the Plan or between provisions of the Plan and any other statement concerning the Plan, whether oral or written, supply any omissions to the Plan or any document associated with the Plan, and to correct any defect in the Plan or in any document associated with the Plan. All such interpretations of the Plan and documents associated with the Plan and questions concerning its administration and application, as determined by the Sponsoring Company, shall be binding on all persons having an interest under the Plan. Such administrator of the Plan shall be the designated agent for service of legal process.

15.2 Delegation of Responsibility. The Sponsoring Company may delegate (and may give to its delegatees the authority to redelegate) to any person or persons any responsibility, power, or duty whether ministerial or fiduciary; provided, however, no responsibility in the Plan or trust agreement to manage or control the assets of the Plan (other than a power to appoint an Investment Manager) may be delegated to anyone other than a fiduciary identified pursuant to Section 15.2 of the Plan. The Sponsoring Company, the Trustee or any delegatee, redelegatee or designee of either of them may employ one or more persons to render advice or perform ministerial duties with regard to any responsibility such fiduciary has under the Plan.

15.3 Liability. The board of directors of the Sponsoring Company and any delegatee, redelegatee or designee (other than any Investment Manager or Trustee), and any employee of a Participating Company or Affiliated Company serving the Plan in any capacity within the scope of his employment shall be free from all liability for their acts and conduct in the administration of the Plan and Trust except for acts of willful misconduct; provided, however, that the foregoing shall not relieve any of them from any responsibility or liability for any responsibility, obligation or duty that they may have pursuant to ERISA.

15.4 Indemnity by Participating Companies. In the event and to the extent not insured against by any insurance company pursuant to provisions of any applicable insurance policy, the Participating Companies shall indemnify and hold harmless any person from any and all claims, demands, suits or proceedings made or threatened by reason of the fact that he, his testator or intestate (i) is or was a director or officer of a Participating Company or an Affiliated Company or (ii) is or was an employee of a Participating Company or an Affiliated Company who serves or served the Plan or Trust in any capacity within the scope of his employment and as a delegatee (or redelegatee) of the Sponsoring Company, provided such person acted, in good faith, in what he reasonably believed to be the best interest of the Plan. Expenses against which such person may be indemnified hereunder include, without limitation, the amount of any settlement or judgment, costs, counsel fees and related charges reasonably incurred in connection with a claim asserted or proceeding brought or settlement thereof. A Participating Company from which indemnification may be sought hereunder may, at its expense, settle any such claim, demand, suit or proceeding made or threatened when such settlement appears to be in the best interest of such Participating Company. This Section 15.4 shall not be construed to limit whatever rights of indemnity to which the persons specified in this Section 15.4 and such other persons not described in the foregoing provisions of this Section 15.4 who are or were (or claim under or through) employees of a Participating Company or an Affiliated Company may be entitled by law, corporate by-law or otherwise.

15.5 Payment of Fees and Expenses. The Trustee, the board of directors of the Sponsoring Company and any delegatee, redelegatee or designee shall be entitled to payment from the Trust Fund for all reasonable fees, costs, charges and expenses incurred by them in the course of performance of their duties under the Plan and the Trust, except to the extent that such fees and costs are paid by any Participating Company or Affiliated Company. Notwithstanding any other provision of the Plan or Trust, no person who is a "disqualified person" within the meaning of Section 4975(e)(2) of the Code, or a "party in interest" within the meaning of Section 3(14) of ERISA and who receives full-time pay from any Participating

Company or Affiliated Company shall receive compensation from the Trust Fund, except for reimbursement of expenses properly and actually incurred.

15.6 Voting of Shares. All voting rights with respect to common stock in Fund A under Section 8.1 held by the Trustee shall be exercised by the Trustee only as directed by the Members (and by Beneficiaries of deceased Members who have not received a distribution of their benefits, and such Beneficiaries shall be treated as Members for purposes of applying the provisions of this Section 15.6) having all or a part of their Accounts and/or Tax Deferred Accounts invested in such Fund A, acting in their capacity as named fiduciaries (within the meaning of ERISA Section 402) in accordance with the provisions of this Section 15.6. Before each annual or special meeting of shareholders of the Sponsoring Company (or such other company which issued such securities, if applicable) there shall be sent to each such Member a copy of the proxy solicitation material sent generally to shareholders for such meeting, together with a form to be returned to the Trustee, requesting instructions from the Member, acting in his capacity as a named fiduciary, to the Trustee on how to separately vote (I) the stock allocable to that part of such Member's Account and/or Tax Deferred Account in Fund A , and on how to separately vote (II) a proportionate share (based on the stock allocable to that part of such Member's Account and/or Tax Deferred Account in Fund A) of the Non-Directed Securities (defined below). For purposes of this Section 15.6, Non-Directed Securities shall mean that common stock allocated to Fund A for which instructions are not timely received by the Trustee. Upon receipt of such instructions, the Trustee shall vote such shares as instructed. In lieu of voting fractional shares as instructed by Members, the Trustee may vote the combined fractional shares of such securities to the extent possible to reflect the directions of Members with allocated fractional shares. The number of votes to which a Member's direction under clause (II), above, applies shall be the number of votes equal to the total number of votes attributable to the sum of the votes related to the common stock referred to in said clause (II) multiplied by a fraction, the numerator of which is the number of shares of common stock allocable to that part of such Member's Account and/or Tax Deferred Account in Fund A and the denominator of which is the total number of shares of common stock allocable to that part of all such Members' Accounts and/or Tax Deferred Accounts in Fund A who have timely provided instructions to the Trustee with respect to the common stock referred to in said clause (II). For purposes of this Section 15.6, fractional shares shall be rounded to the nearest 1/1,000th of a share. Except to the extent required by law, the instructions received by the Trustee from a Member under this Section 15.6 shall be held in confidence by the Trustee and any contractor retained by the Trustee to assist in tabulation of votes and shall not be divulged or released to the Sponsoring Company, to any officer of the Sponsoring Company, to any employee of the Sponsoring Company or to any other person, except in the aggregate.

ARTICLE 16

BENEFIT CLAIMS PROCEDURE

16.1 Initial Claim – Notice of Denial. If any claim for benefits (within the meaning of section 503 of ERISA) is denied in whole or in part, the Sponsoring Company will provide written notification of the denied claim to the Member or Beneficiary, as applicable, (hereinafter referred to as the claimant) in a reasonable period, but not later than 90 days after the claim is received. The 90-day period can be extended under special circumstances. If special circumstances apply, the claimant will be notified before the end of the 90-day period after the claim was received. The notice will identify the special circumstances. It will also specify the expected date of the decision. When special circumstances apply, the claimant must be notified of the decision not later than 180 days after the claim is received.

The written decision will include:

(a) The reasons for the denial.

(b) Reference to the Plan provisions on which the denial is based. The reference need not be to page numbers or to section headings or titles. The reference only needs to sufficiently describe the provisions so that the provisions could be identified based on that description.

(c) A description of additional materials or information needed to process the claim. It will also explain why those materials or information are needed.

(d) A description of the procedure to appeal the denial, including the time limits applicable to those procedures. It will also state that the claimant may file a civil action under section 502 of ERISA (ERISA – §29 U.S.C. 1132). The claimant must complete the Plan's appeal procedure before filing a civil action in court.

If the claimant does not receive notice of the decision on the claim within the prescribed time periods, the claim is deemed denied. In that event the claimant may proceed with the appeal procedure described below.

16.2 Appeal of Denied Claim. The claimant may file a written appeal of a denied claim with the Sponsoring Company in such manner as determined from time to time. The Sponsoring Company is the named fiduciary under ERISA for purposes of the appeal of the denied claim. The Sponsoring Company may delegate its authority to rule on appeals of denied claims and any person or persons or entity to which such authority is delegated may re-delegate that authority. The appeal must be sent at least 60 days after the claimant received the denial of the initial claim. If the appeal is not sent within this time, then the right to appeal the denial is waived.

The claimant may submit materials and other information relating to the claim. The Sponsoring Company (or its delegate) will appropriately consider these materials and other information, even if they were not part of the initial claim submission. The claimant will also be given reasonable and free access to or copies of documents, records and other information relevant to the claim.

Written notification of the decision on the appeal will be delivered to the claimant in a reasonable period, but not later than 60 days after the appeal is received. The 60-day period can be extended under special circumstances. If special circumstances apply, the claimant will be notified before the end of the 60-day period after the appeal was received. The notice will identify the special circumstances. It will also specify the expected date of the decision. When special circumstances apply, the claimant must be notified of the decision not later than 120 days after the appeal is received.

Special rules apply if the Sponsoring Company designates a committee as the appropriate named fiduciary for purposes of deciding appeals of denied claims. For the special rules to apply, the committee must meet regularly on at least a quarterly basis.

When the special rules for committee meetings apply the decision on the appeal must be made not later than the date of the committee meeting immediately following the receipt of the appeal. If the appeal is received within 30 days of the next following meeting, then the decision must not be made later than the date of the second committee meeting following the receipt of the appeal.

The period for making the decision on the appeal can be extended under special circumstances. If special circumstances apply, the claimant will be notified by the committee or its delegate before the end of the otherwise applicable period within which to make a decision. The notice will identify the special circumstances. It will also specify the expected date of the decision. When special circumstances apply, the claimant must be notified of the decision not later than the date of the third committee meeting after the appeal is received.

In any event, the claimant will be provided written notice of the decision within a reasonable period after the meeting at which the decision is made. The notification will not be later than 5 days after the meeting at which the decision is made.

Whether the decision on the appeal is made by a committee or not, a denial of the appeal will include:

(a) The reasons for the denial.

(b) Reference to the Plan provisions on which the denial is based. The reference need not be to page numbers or to section headings or titles. The reference only needs to sufficiently describe the provisions so that the provisions could be identified based on that description.

(c) A statement that the claimant may receive free of charge reasonable access to or copies of documents, records and other information relevant to the claim.

(d) A description of any voluntary procedure for an additional appeal, if there is such a procedure. It will also state that the claimant may file a civil action under section 502 of ERISA (ERISA – §29 U.S.C. 1132).

If the claimant does not receive notice of the decision on the appeal within the prescribed time periods, the appeal is deemed denied. In that event the claimant may file a civil action in court. The decision regarding a denied claim is final and binding on all those who are affected by the decision. No additional appeals regarding that claim are allowed.

ARTICLE 17

INALIENABILITY OF BENEFITS

The right of any Member or Beneficiary to any benefit or payment under the Plan or Trust or to any separate account maintained as provided by the Plan shall not, to the fullest extent permitted by law, be subject to voluntary or involuntary anticipation, transfer, alienation or assignment, attachment, execution, garnishment, levy, sequestration or other legal or equitable process. The foregoing shall not apply to the extent allowed under Code section 401(a)(13). In the event a Member or Beneficiary who is receiving or is entitled to receive benefits under the Plan attempts to assign, transfer or dispose of such right, or if an attempt is made to subject said right to such process, such assignment, transfer or disposition shall be null and void. Notwithstanding the foregoing provisions hereof, expressly permitted are: (i) any arrangement to which the Sponsoring Company consents for the direct deposit of benefit payments to any account in a bank, savings and loan association or credit union, provided such arrangement is not part of an arrangement constituting an assignment or alienation; (ii) the recovery by the Plan of overpayment of benefits previously made to a Member or Beneficiary; or (iii) effective on and after January 1, 1985, the creation, assignment, or recognition of a right to any benefit payable pursuant to a qualified domestic relations court order as defined in ERISA. Effective December 1, 1995, and notwithstanding anything contrary contained in the Plan, any Alternate Payee who is assigned a Plan benefit pursuant to a qualified domestic relations order shall, upon the approval of such assignment under such order by the Plan Administrator or its delegate and after such assignment is recorded on the records of the Plan maintained by the Trustee, be entitled to receive a distribution of such assigned benefit as a lump sum, regardless of whether the Member from whose benefit the assignment was made is otherwise entitled to receive a distribution under the Plan.

ARTICLE 18

ADOPTION OF PLAN BY OTHER COMPANIES

Any company may, with the approval of the Sponsoring Company, adopt this Plan pursuant to appropriate written resolutions of the board of directors or other managing body or delegatee of such company and by executing such documents with the Trustee as may be necessary to make such company a party to the Trust as a Participating Company. A company which adopts the Plan is thereafter a Participating Company with respect to its Employees for purposes of the Plan. A company that adopted the Plan shall cease to be a Participating Company when any of the following happens:

(a) Such company's managing body adopts actions designed to end such company's participation in this Plan;

(b) Such company ceases active business or ceases to have active employees that meet the requirements to be Members of the Plan and the Sponsoring Company takes action to memorialize the effective date such company ceased to be a Participating Company; or

(c) Such other reasonable action taken by the Sponsoring Company and the Participating Company intended to end said Participating Company's status as a Participating Company.

ARTICLE 19

WITHDRAWAL OF PARTICIPATING COMPANY FROM PLAN

19.1 Notice of Withdrawal. Subject to provisions of Section 19.4, any Participating Company, with the consent of the Sponsoring Company, may at any time withdraw from the Plan upon giving the Sponsoring Company and the Trustee at least 30 days notice in writing of its intention to withdraw.

19.2 Segregation of Trust Assets Upon Withdrawal. Upon the withdrawal of a Participating Company pursuant to Section 19.1, the Trustee shall segregate the allocable share of the assets in the Trust Fund, the value of which shall equal the total credited to the accounts of Members employed by the withdrawing Participating Company. Such segregation shall occur upon a Valuation Date or such other date as may be specified by the Sponsoring Company.

19.3 Exclusive Benefit of Members. Except as otherwise allowed by law, neither the segregation and transfer of the Trust assets upon the withdrawal of a Participating Company nor the execution of a new agreement and declaration of trust by such withdrawing Participating Company shall operate to permit any part of the Trust Fund to be used for or diverted to purposes other than for the exclusive benefit of the Members and their Beneficiaries.

19.4 Applicability of Withdrawal Provisions. The withdrawal provisions contained in this Article 19 shall be applicable only if the withdrawing Participating Company continues to cover its Members and eligible Employees in another defined contribution plan and trust qualified under Sections 401 and 501 of the Code. Otherwise, the termination provisions of Article 21 of the Plan shall apply.

ARTICLE 20

AMENDMENT OF THE PLAN

The Sponsoring Company may, by and through actions of its board of directors or any delegatee thereof, amend the Plan with respect to any or all Participating Companies at any time, and from time to time, by action of the Board of Directors of the Sponsoring Company or its delegatee; provided, however, except as otherwise allowed by law, no such amendment shall operate to permit any part of the Trust Fund to be used for or diverted to purposes other than the exclusive benefit of the Members and their Beneficiaries.

ARTICLE 21

PERMANENCY OF THE PLAN AND PLAN TERMINATION

21.1 Merger or Consolidation of Plan. The Plan may not be merged or consolidated with, nor may its assets or liabilities be transferred to, any other plan, unless each Member would (if the Plan then terminated) receive a benefit immediately after the merger, consolidation, or transfer which is equal to or greater than the benefit he would have been entitled to receive immediately before the merger, consolidation, or transfer (if the Plan had then terminated).

21.2 Right to Terminate Plan. The Sponsoring Company reserves the right to terminate either the Plan or both the Plan and the Trust as to any or all Participating Companies.

21.3 Discontinuance of Contributions. Whenever the Sponsoring Company determines that it is impossible or inadvisable for any Participating Company to make further contributions as provided in the Plan, such Participating Company may, without terminating the Plan and/or Trust, temporarily or permanently discontinue all further contributions by such Participating Company. Thereafter, the Sponsoring Company and the Trustee shall continue to administer all the provisions of the Plan which are necessary and remain in force, other than the provisions relating to contributions by such Participating Company. However, the Trust shall remain in existence with respect to such Participating Company and all of the provisions of the Trust Agreement shall remain in force.

21.4 Termination of Plan and Trust. If the Sponsoring Company determines to terminate (as to any Participating Company) the Plan and Trust completely, they shall be terminated insofar as they are applicable to such Participating Company as of the date of such termination. Upon such termination of the Plan and Trust, after payment of all expenses and proportional adjustment of accounts of Members employed by such Participating Company to reflect such expenses, Trust Fund profits or losses, and allocations of any previously unallocated funds to the date of termination, such Participating Company's Members shall be entitled to receive the amount then credited to their respective Accounts and Tax Deferred Accounts in the Trust Fund. However, the occurrence of such a termination shall not, in and of itself, entitle

Members to receive a distribution of their Tax Deferred Accounts. Such entitlement shall only occur if neither the Sponsoring Company nor any Affiliated Company maintain a successor plan, other than an ESOP satisfying the requirements of Section 4975(e)(7). For this purpose, a successor plan is any defined contribution plan maintained by the Sponsoring Company or an Affiliated Company, except that such a plan shall not be deemed to be a successor plan if at all times during the 24 month period preceding the 12 month period before the termination of this Plan fewer than 2% of the Employees who were eligible to participate in this Plan are eligible for such other plan. If a Member with a Tax Deferred Account is entitled to a distribution upon termination of the Plan because of the satisfaction of the foregoing requirements, then any distribution to such a Member must be made as a lump sum distribution, as defined in Code Section 401(k)(10)(B), or any successor thereto. The Sponsoring Company, in its sole discretion, may cause payment of such amount to be made in cash, or in assets of the Trust Fund. Any amounts unallocable to such Participating Company's Members shall be returned to the Sponsoring Company.

ARTICLE 22

MISCELLANEOUS

22.1 Status of Employment Relations. Nothing herein contained shall be deemed (i) to give to any employee the right to be retained in the employ of a Participating Company; (ii) to affect the right of a Participating Company to terminate or discharge any employee at any time; (iii) to give a Participating Company the right to require any employee to remain in its employ; or (iv) to affect any employee's right to terminate his employment at any time.

22.2 Applicable Law. To the extent that State law shall not have been preempted by ERISA or any other laws of the United States, the Plan shall be construed, regulated, interpreted and administered according to the laws of the Commonwealth of Kentucky.

22.3 Legal Effect. The Plan described herein shall amend and supersede, as of January 1, 2003, and at such other individual dates as indicated throughout, all provisions in the Plan as in effect on December 31, 2002, except as otherwise provided herein and further excepting that the rights of former Members who terminated employment or retired prior to January 1, 2003, or made a total withdrawal prior to January 1, 2003 while employed, shall be governed by the terms of the Plan in effect at the time of termination of employment or retirement, or in effect on December 31, 2002 in the case of total withdrawals while employed, as the case may be, unless otherwise provided herein.

22.4 Military Leave. Notwithstanding any provisions of the Plan to the contrary, contributions, benefits and service credit with respect to qualified military service will be provided in accordance with Code section 414(u) and all other applicable law. A Member who returns to work from qualified military service may make up contributions missed while on military leave. These contributions are in addition to other allowable contributions under the Plan. The Member has until the earlier of (1) the period equal to three times the period of qualified military service or (2) five years. The Participating Company contributions that would have been paid with respect to such Member contributions under the provisions of Article 7 of the Plan at the particular time applicable will also be contributed with respect to a Member's make-up contributions. These Participating Company contributions are in addition to any other such contributions made with respect to the Member's contributions for the present Plan Year. While on a qualified military leave a Member is considered to earn the rate of Compensation he would have received if he had not been engaged in qualified military service. If this cannot be determined with reasonable certainty, then the Member's deemed Compensation would be the average of the Member's Compensation for the 12 months preceding the qualified military service (or period of employment if shorter than 12 months).

ARTICLE 23

TENDER OFFER

23.1 Applicability. The provisions of this Article 23 shall apply in the event any person, either alone or in conjunction with others, makes a tender offer, or exchange offer, or otherwise offers to purchase or solicits an offer to sell to such person one percent or more of the outstanding shares of common stock of the Sponsoring Company (herein jointly and severally referred to as a "tender offer").

23.2 Instructions to Trustee. All decisions with respect to tender offers with respect to the shares of common stock of the Sponsoring Company held in Fund A under Section 8.1 of the Plan shall be exercised by the Trustee only as directed by the Members (and by Beneficiaries of deceased Members who have not received a distribution of their benefits, and such Beneficiaries shall be treated as Members for purposes of applying the provisions of this Article 23) who have all or a part of their Accounts and/or Tax Deferred Accounts invested in Fund A, acting in their capacity as named fiduciaries (within the meaning of ERISA Section 402) in accordance with the provisions of this Article 23. In the event a tender offer is received by the Trustee (including a tender offer for shares of such common stock subject to Section 14 (d) (1) of the Securities Exchange Act of 1934 or subject to Rule 13e-4 promulgated under such Act, as those provisions may be amended from time to time), in accordance with Section 23.1, to purchase or exchange any such shares of common stock held by the Trustee, the Trustee shall inform each Member who has all or a part of his Account and/or Tax Deferred Account invested in Fund A, in writing, of the terms of the tender offer as soon as practicable and shall furnish to each such Member such documents as are prepared by any person and provided to shareholders of the Sponsoring Company pursuant to the Securities Exchange Act of 1934 and a form to each such Member to be returned to the Trustee requesting instructions from such Member, acting in his capacity as a named fiduciary, on whether or not to sell, offer to sell, exchange or otherwise dispose of the common stock allocable to that part of such Member's Account and/or Tax Deferred Account in Fund A (determined as of the most recent Valuation Date for which information is readily available). Upon receipt of such separate instructions, the Trustee shall act upon the tender offer as instructed. For purposes of this Article 23, fractional shares shall be rounded to the nearest 1/1,000th of a share. The instructions referred to herein shall be in such form and shall be filed in such manner and at such time as the Sponsoring Company and the Trustee may prescribe.

23.3 Trustee Action on Member Instructions. The Trustee shall sell, offer to sell, exchange or otherwise dispose of the common stock held in Fund A under the Trust as directed by Members through their instructions, as provided in Section 23.2. The number of shares to be sold, offered for sale, exchanged or otherwise disposed of by the Trustee under this Section 23.3 pursuant to a Member's direction shall reflect the value of such Member's Account and/or Tax Deferred Account invested in Fund A (excluding all investments in Fund A other than the shares to be sold, offered or exchanged) determined as of the latest Valuation Date for which record processing has been completed at the time of the Trustee's disposition of shares. Each Member directing the Trustee to dispose of his allocable shares under this Article 23 shall also be deemed to have elected a transfer of the total value of his Account and/or Tax Deferred Account in Fund A to a new investment fund under the Plan. For purposes of this Article 23, such deemed transfers shall be effective as of and shall use values as of the Valuation Date used to determine the number of shares to be sold, offered for sale, exchanged or otherwise disposed of by the Trustee under this Section 23.3. Any gain or loss, whether realized or unrealized, on the directed disposition of shares shall be allocated (in accordance with the provisions of Section 10.3) among the Members who have directed such a disposition under this Article 23. The proceeds derived from dispositions directed under this Article 23 shall be invested by the Trustee in accordance with Section 23.4. Except for the provisions of Section 8.2 and Section 8.4 all the provisions of the Plan and trust agreement shall apply to such new investment fund. Any shares becoming allocable to a Member's Account and/or Tax Deferred Account in Fund A after the latest Valuation Date for which record processing has been completed at the time of the Trustee's disposition of shares shall remain a part of such Member's Account and/or Tax Deferred Account in Fund A subject to all the provisions of the Plan other than this Article 23.

23.4 Investment of Proceeds. Any securities received in connection with a disposition directed under this Article 23 shall remain a part of the new investment fund subject, however, to the Sponsoring Company's right to amend the Plan in accordance with its provisions. Any cash proceeds of a disposition directed under this Article 23 and any income from investments under the new investment fund shall remain a part of the new investment fund and shall be invested in such securities as the Sponsoring Company (or other fiduciary identified by the Sponsoring Company for such purpose) may from time to time direct; provided, however, in the absence of any direction from the Sponsoring Company or other fiduciary the Trustee may in its discretion, or pursuant to applicable provisions in the trust agreement if any such provisions appear therein, invest the cash proceeds in Fund B described in Section 8.1 of the Plan.

23.5 Action With Respect to Members Not Instructing the Trustee or Not Issuing Valid Instructions. To the extent to which Members do not instruct the Trustee or do not issue valid directions to the Trustee to sell, offer to sell, exchange or otherwise dispose of the shares of stock of the Sponsoring Company allocable to their Account and/or Tax Deferred Accounts in Fund A, such Members shall be deemed to have directed the Trustee that such shares remain invested in Fund A subject to all provisions of the Plan other than this Article 23.

23.6 Withdrawal of Shares. In the event, under the terms of a tender offer or otherwise, any shares of common stock held in Fund A and tendered for sale, exchange or transfer pursuant to such offer may be withdrawn from such offer, the Trustee shall follow such instructions respecting the withdrawal of such shares from such offer in the same manner and in the same proportion as shall be timely received by the Trustee from Members entitled under this Article 23 to give instructions as to the sale, exchange or transfer of shares of such common stock pursuant to such offer, acting in their capacity as named fiduciaries.

23.7 Partial Offers. In the event that an offer for fewer than all of the shares of common stock invested in Fund A and held by the Trustee shall be received by the Trustee, the total number of shares of such common stock that the Plan sells, exchanges or transfers pursuant to such offer shall be allocated among Members' Accounts and/or Tax Deferred Accounts , to the extent that such accounts are invested in Fund A, on a pro rata basis in accordance with the directions received from Members with respect to the allocable share of each such Member's Account and/or Tax Deferred Account invested in Fund A.

23.8 Multiple Offers. In the event an offer shall be received by the Trustee and instructions shall be solicited from Members pursuant to Sections 23.2 to 23.7 hereof regarding such offer, and, prior to the termination of such offer, another offer is received by the Trustee for the shares of common stock invested in Fund A subject to the first offer, the Trustee shall use its best efforts under the circumstances to solicit instructions from the Members in their capacity as named fiduciaries:

(a) with respect to shares of common stock tendered for sale, exchange or transfer pursuant to the first offer, whether to withdraw such tender, if possible, and, if withdrawn, whether to tender any shares of common stock so withdrawn for sale, exchange or transfer pursuant to the second offer, and

(b) with respect to shares of common stock not tendered for sale, exchange or transfer pursuant to the first offer, whether to tender or not to tender such shares of common stock for sale, exchange or transfer pursuant to the second offer.

The Trustee shall follow all such instructions received in a timely manner from Members in the same manner and in the same proportion as provided in Sections 23.2 to 23.7 hereof. With respect to any further offer for any such common stock received by the Trustee and subject to any earlier offer (including successive offers from one or more existing offerors), the Trustee shall act in the same manner as described above in this Section 23.8.

23.9 No Impact on Account. A Member's instructions to the Trustee to tender or exchange shares of common stock shall not be deemed a withdrawal or suspension from the Plan or a forfeiture of any portion of the Member's benefit.

23.10 Confidentiality. The instructions received by the Trustee from a Member under this Article 23 shall be held in confidence by the Trustee and any contractor retained by the Trustee to assist in the tabulation of tenders and shall not be divulged or released to the Sponsoring Company, to any officer of the Sponsoring Company, to any employee of the Sponsoring Company or to any other person, except in the aggregate, unless otherwise required by law.

ARTICLE 24

SPECIAL RULES IN THE EVENT PLAN BECOMES TOP HEAVY

24.1 General. Notwithstanding any other provision of the Plan, this Article 24 shall apply to each Plan Year as to which the Plan is "Top-Heavy" (as hereinafter defined in this Article 24), hereinafter called "Top-Heavy Year", and, to the extent provided in this Article 24, to each Plan Year following a Plan Year as to which the Plan is Top-Heavy.

24.2 Minimum Benefits. The Participating Company contributions and forfeitures allocated to the Account (for purposes of this Article 24, references to a Member's "Account" shall include such Member's Account, Tax Deferred Account and Restricted Company Match Account) of each Member who is a Non-Key Employee and who is employed on the last day of the Plan Year, shall not be less than three percent of such Member's Compensation. Notwithstanding the preceding sentence, the foregoing percentage for any Top-Heavy Year shall not exceed the percentage at which Participating Company contributions and forfeitures are allocated to the Account of the Key Employee for whom such percentage is the highest for such Top-Heavy Year; provided, however, that all defined contribution plans within an Aggregation Group shall be treated as one plan. The minimum benefit as prescribed above is determined without regard to any Social Security contribution and without regard to any salary deferral or cash or deferred contributions made on behalf of such a Non-Key Employee under a plan qualified under Section 401(k) of the Code.

24.3 Vesting. In any Top-Heavy Year, the Account of any Member shall be fully vested and nonforfeitable, as it is in years when the Plan is not Top-Heavy.

24.4 Definitions. For purposes of this Article 24, the following definitions shall apply:

(a) "Aggregation Group" shall mean (i) each plan of a Participating Company or an Affiliated Company in which at least one Key Employee participates or participated at any time during the Determination Period (regardless of whether the plan has terminated); (ii) each other plan of a Participating Company or an Affiliated Company which enables any plan described in (i) above to meet the requirements of Section 401(a)(4) or 410 or the Code; and (iii) any other plan or plans which the Sponsoring Company elects to include provided that the group would continue to meet the requirements of Sections 401(a)(4) and 410 of the Code with such plan or plans being taken into account. For these purposes, the group of plans included under (i) and (ii) above is considered to be a "required aggregation group" and the group of plans included under (i)-(iii) is considered to be a "permissive aggregation group."

(b) "Determination Date" shall mean, with respect to the first Plan Year, the last day of such Plan Year, and with respect to any subsequent Plan Year, the last day of the preceding Plan Year.

(c) "Determination Period" shall mean the Plan Year containing the Determination Date and the four preceding Plan Years.

(d) "Key Employee" shall mean, with respect to any Plan Year, as determined under Section 416(i) of the Code, any person (and the beneficiary under the plan of any person) who, at any time during the Determination Period with respect to such Plan Year, is:

(1) an officer of a Participating Company or an Affiliated Company who:

(A) effective for Plan Years beginning after December 31, 1986, has annual compensation greater than 50 percent of the dollar limitation in effect under Section 415(b)(1)(A) of the Code for any such Plan Year, and

(B) is taken into account under Section 416(i) of the Code;

(2) one of the ten employees who:

(A) owns (or is considered as owning within the meaning of Sections 318 and 416(i) of the Code) both more than a ½ percent ownership interest in value and one of the ten largest percentage ownership interests in value of his employer; and

(B) has (during the Plan Year of ownership) annual compensation from his employer and any Affiliated Company of more than the limitation in effect under Section 415(c)(1)(A) of the Code for the calendar year in which such Plan Year ends;

(3) a five percent owner (as defined in Section 416(i) of the Code) of his employer or

(4) a one percent owner (as defined in Section 416(i) of the Code) of his employer having annual compensation from his employer and any Affiliated Company of more than $150,000.

For purposes of this paragraph (d), "compensation" shall mean compensation as defined in Section 7.4(d) (which defines "Limitation Year Compensation" for purposes of applying the annual addition limitations) of the Plan except that salary reduction contributions that would otherwise be excluded from the definition of compensation thereunder because of special tax benefits applicable to such contributions under Section 125, 402(a)(8), 402(h)(1)(B) or 403(b) of the Code shall be included in such compensation.

(e) "Non-Key Employee" shall mean any individual who, with respect to any Plan Year during the Determination Period, is not a Key Employee.

(f) "Top-Heavy" shall mean, with respect to any Plan Year, that the Plan falls within a Top-Heavy Group or that, as of the Determination Date, the Top Heavy Ratio exceeds 60%.

(g) "Top-Heavy Group" shall mean, with respect to any Plan Year, any Aggregation Group if (as of the Determination Date) the sum of the Top Heavy Ratios for each plan falling within the Aggregation Group exceeds 60%.

(h) "Top Heavy Ratio" shall mean, with respect to any Determination Date:

(1) For any defined benefit plan the ratio of the present value of the cumulative accrued benefits (including any benefits derived from employee contributions) under the plan for all Key Employees to the present value of the cumulative accrued benefits (including any benefits derived from employee contributions) under the plan for all employees. Such present value shall be consistently and uniformly determined under regulations under Section 416 of the Code (i) by using the actuarial assumptions used by the plan for purposes of minimum funding standards under Section 412 of the Code (modified as necessary to conform with the requirements of Section 415 of the Code and regulations thereunder); (ii) as of the most recent valuation date used for computing plan costs for purposes of minimum funding under Section 412 of the Code falling within a 12-month period ending on the Determination Date; (iii) by including distributions made within the Plan Year in which falls the Determination Date and the four preceding Plan Years; and (iv) on the basis that each employee terminated employment on the valuation date.

(2) For any defined contribution plan (including any simplified employee pension plan), the ratio of the sum of the account balances under the plan as of the Determination Date for Key Employees to the sum of the account balances under the plan as of the Determination Date for all employees. For purposes of computing this ratio, any distribution made within the Plan Year in which falls the Determination Date and the four preceding Plan Years shall be included and both the numerator and denominator of the Top-Heavy Ratio are increased to reflect any contribution not actually made as of the Determination Date, but which is required to be taken into account on that date under Section 416 of the Code and the regulations thereunder.

(3) For purposes of (1) and (2) above, the following shall apply:

(A) The value of account balances and the present value of accrued benefits will be determined as of the most recent valuation date that falls within or ends with the 12-month period ending on the applicable Determination Date, except as provided in Section 416 of the Code and the regulations thereunder for the first and second plan years of a defined benefit plan.

(B) There shall be disregarded the account balances and accrued benefits of a Member:

(i) who is a Non-Key Employee, but who was a Key Employee in a Prior Plan Year or

(ii) with respect to a Plan Year beginning after 1984, who has not performed services for the employer maintaining the plan at any time during the five-year period ending on the Determination Date.

(C) The calculation of the Top-Heavy Ratio, and the extent to which distributions, rollovers and transfers are taken into account will be made in accordance with Section 416 of the Code and the regulations thereunder.

(D) Deductible voluntary contributions shall not be included.

(E) The value of account balances and accrued benefits under plans aggregated with the Plan shall be calculated with reference to the

Determination Dates under such plans that fall within the same calendar year as the applicable Determination Date under the Plan.

(F) The value of account balances under the Plan will be determined as of the Determination Date with respect to the applicable Plan Year.

(G) The accrued benefit of a Non-Key Employee shall be determined under (i) the method, if any, that uniformly applies for accrual purposes under all de-fined benefit plans maintained by the Participating Company and Affiliated Companies, or (ii) if there is no such method, as if such benefit accrued not more rapidly than the slowest accrual rate permitted under the fractional rule of Section 411(b)(1)(C) of the Code.

SPECIAL SUPPLEMENT TO ARTICLE 24 – MODIFICATIONS TO TOP-HEAVY RULES

The following provisions replace the applicable provisions of Article 24 that precede these supplemental provisions.

1. Effective date. This section shall apply for purposes of determining whether the Plan is a top-heavy plan under section 416(g) of the Code for Plan Years beginning after December 31, 2001, and whether the Plan satisfies the minimum benefits requirements of section 416(c) of the Code for such years. This section amends the preceding provisions of Article 24.

2. Determination of top-heavy status.

2.1 Key employee. Key employee means any Employee or former Employee (including any deceased Employee) who at any time during the Plan Year that includes the determination date was an officer of the employer having annual compensation greater than $130,000 (as adjusted under section 416(i)(1) of the Code for plan years beginning after December 31, 2002), a 5-percent owner of the employer, or a 1-percent owner of the employer having annual compensation of more than $150,000. For this purpose, annual compensation means compensation within the meaning of section 415(c)(3) of the Code. The determination of who is a key employee will be made in accordance with section 416(i)(1) of the Code and the applicable regulations and other guidance of general applicability issued thereunder.

2.2 Determination of present values and amounts. This section 2.2 shall apply for purposes of determining the present values of accrued benefits and the amounts of account balances of employees as of the determination date.

2.2.1 Distributions during year ending on the determination date. The present values of accrued benefits and the amounts of account balances of an Employee as of the determination date shall be increased by the distributions made with respect to the Employee under the Plan and any plan aggregated with the Plan under section 416(g)(2) of the Code during the 1-year period ending on the determination date. The preceding sentence shall also apply to distributions under a terminated plan which, had it not been terminated, would have been aggregated with the Plan under section 416(g)(2)(A)(i) of the Code. In the case of a distribution made for a reason other than separation from service, death, or disability, this provision shall be applied by substituting 5-year period for 1-year period.

2.2.2 Employees not performing services during year ending on the determination date. The accrued benefits and accounts of any individual who has not performed services for the employer during the 1-year period ending on the determination date shall not be taken into account.

3. Minimum benefits.

3.1 Matching contributions. Employer matching contributions shall be taken into account for purposes of satisfying the minimum contribution requirements of section 416(c)(2) of the Code and the Plan. The preceding sentence shall apply with respect to matching contributions under the Plan or, if the Plan provides that the minimum contribution requirement shall be met in another plan, such other plan. Employer matching contributions that are used to satisfy the minimum contribution requirements shall be treated as matching contributions for purposes of the actual contribution percentage test and other requirements of section 401(m) of the Code.

IN WITNESS WHEREOF, the Sponsoring Company has caused this Plan to be executed this 21 day of November, 2002.

ATTEST:

____
Secretary

ASHLAND INC.

By: _______________________

Title: Vice President and General Counsel

AMENDMENT NO. 1

TO THE

ASHLAND INC.

EMPLOYEE SAVINGS PLAN

As Restated Effective January 1, 2003

WHEREAS, Ashland Inc. established the Ashland Inc. Employee Savings Plan (known as the Ashland Inc. Employee Thrift Plan before October 1, 1995) originally effective June 1, 1964 for the benefit of employees eligible to participate therein;

WHEREAS, the aforesaid Plan was amended from time to time and, as so amended, was completely amended and restated effective October 1, 1976 to comply with the provisions of the Employee Retirement Income Security Act of 1974;

WHEREAS, the aforesaid amended and restated Plan was further amended from time to time and was completely amended and restated effective on October 1, 1980, on October 1, 1983, on October 1, 1985, on October 1, 1989, on October 1, 1995 on January 1, 1997 and on January 1, 2003;

WHEREAS, Article 20 of the aforesaid amended and restated Plan, reserves to Ashland Inc. the right to further amend the Plan; and

WHEREAS, Ashland Inc. desires to make further amendments to the Plan;

NOW, THEREFORE, Ashland Inc. does hereby further amend the Ashland Inc. Employee Savings Plan, effective January 1, 2003, except to the extent otherwise noted, in accordance with the following terms and conditions:

1. *Effective as of January 1, 2003, paragraph (b) of Section 7.1 of the Plan is changed in its entirety as follows:*

(b) After June 30, 2003. Effective with respect to an eligible Member's Basic Contributions made to the Plan from Compensation processed after June 30, 2003, the Participating Companies shall contribute to the Trust, in cash or in kind, on behalf of each Member for whom there are Member Basic Contributions, the amount derived from the following table:

Column 1 Successive Levels of Member Basic Contributions, as a Percentage of Compensation, to which Levels of Participating Company Contributions Relate	Column 2 Participating Company Contributions as a Percentage of each Level of Member Basic Contributions in Column 1
1. at least 1% and not greater than 5%	1. 110%, to a maximum of 5.5% of Compensation

Any forfeitures under the Plan shall be used to reduce the amount of the Participating Companies' contributions that would otherwise be contributed under this Section 7.1. The determination of the amount of the aggregate Participating Company contributions, and the payment thereof, for each payment of Compensation for which a contribution is to be made shall be made as soon as practicable after the payment of such Compensation, as arranged, from time to time, between the Sponsoring Company and the Trustee. Subject to the limitations of Section 7.2 and Section 7.3 of the Plan, the Participating Company contributions made with regard to each Member's Basic Contributions shall be allocated to the Account of each such Member for the period for which such allocation is being made with a portion of such contribution invested in Fund A – Ashland Common Stock Fund and the remainder invested pursuant to the Member's investment election for contributions of the Member under Articles 5 and 6 as determined under the following table:

Column 1 Member Basic Contributions in 1 Percentage Point Increments	Column 2 Participating Company Contributions for each $1 of Member Basic Contributions in Column 1	Column 3 Portion of Participating Company Contributions in Column 2 Allocated to the Member's Account	Column 4 Portion of Participating Company Contributions in Column 2 Invested on behalf of the Member in Fund A – Ashland Common Stock Fund
1. first 1% of Compensation	1. $1.10	1. $ .50	1. $ .60

2. second 1% of Compensation	2. $1.10	2. $ .50	2. $ .60
3. third 1% of Compensation	3. $1.10	3. $ .50	3. $ .60
4. fourth 1% of Compensation	4. $1.10	4. $ .50	4. $ .60
5. fifth 1% of Compensation	4. $1.10	4. $ .50	4. $ .60

Each Participating Company's share of the aggregate Participating Company contributions for any period for which an allocation is made shall equal the sum of the allocations pursuant to this Section 7.1 of such aggregate Participating Company contributions to the Accounts of the Members employed by such Participating Company during such period.

IN WITNESS WHEREOF, the Sponsoring Company has caused this Amendment No. 1 to the Plan to be executed this 1st day of April, 2003.

ATTEST: **ASHLAND INC.**

cmb ______________ cmb By: ______________

Secretary

AMENDMENT NO. 2

TO THE

ASHLAND INC.

EMPLOYEE SAVINGS PLAN

As Restated Effective January 1, 2003

WHEREAS, Ashland Inc. established the Ashland Inc. Employee Savings Plan (known as the Ashland Inc. Employee Thrift Plan before October 1, 1995) originally effective June 1, 1964 for the benefit of employees eligible to participate therein;

WHEREAS, the aforesaid Plan was amended from time to time and, as so amended, was completely amended and restated effective October 1, 1976 to comply with the provisions of the Employee Retirement Income Security Act of 1974;

WHEREAS, the aforesaid amended and restated Plan was further amended from time to time and was completely amended and restated effective on October 1, 1980, on October 1, 1983, on October 1, 1985, on October 1, 1989, on October 1, 1995 on January 1, 1997 and on January 1, 2003;

WHEREAS, Article 20 of the aforesaid amended and restated Plan, reserves to Ashland Inc. the right to further amend the Plan; and

WHEREAS, Ashland Inc. desires to make further amendments to the Plan;

NOW, THEREFORE, Ashland Inc. does hereby further amend the Ashland Inc. Employee Savings Plan, effective April 1, 2003, except to the extent otherwise noted, in accordance with the following terms and conditions:

1. *Effective April 1, 2003, paragraph a new Section 8.7 is added to the Plan as follows:*

8.7 Elimination of Arch Coal Investment Fund. Notwithstanding anything in the Plan to the contrary, effective September 30, 2003, the Arch Coal Investment Fund is eliminated. The Trustee and the Sponsoring Company may take such actions as they agree are convenient to implement the elimination of this Fund. Any amounts remaining in the said Fund on September 30, 2003, shall be transferred to an investment option designated by the Trustee and the Sponsoring Company. Members and Beneficiaries may transfer amounts they have invested in the Arch Coal Investment Fund to other available investment options under the Plan before September 30, 2003.

IN WITNESS WHEREOF, the Sponsoring Company has caused this Amendment No. 2 to the Plan to be executed this 1st day of April, 2003.

ATTEST: **ASHLAND INC.**

_______________________ By: _______________________

Secretary

AMENDMENT NO. 3

TO THE

ASHLAND INC.

EMPLOYEE SAVINGS PLAN

As Restated Effective January 1, 2003

WHEREAS, Ashland Inc. established the Ashland Inc. Employee Savings Plan (known as the Ashland Inc. Employee Thrift Plan before October 1, 1995) originally effective June 1, 1964 for the benefit of employees eligible to participate therein;

WHEREAS, the aforesaid Plan was amended from time to time and, as so amended, was completely amended and restated effective October 1, 1976 to comply with the provisions of the Employee Retirement Income Security Act of 1974;

WHEREAS, the aforesaid amended and restated Plan was further amended from time to time and was completely amended and restated effective on October 1, 1980, on October 1, 1983, on October 1, 1985, on October 1, 1989, on October 1, 1995 on January 1, 1997 and on January 1, 2003;

WHEREAS, Article 20 of the aforesaid amended and restated Plan, reserves to Ashland Inc. the right to further amend the Plan; and

WHEREAS, Ashland Inc. desires to make further amendments to the Plan;

NOW, THEREFORE, Ashland Inc. does hereby further amend the Ashland Inc. Employee Savings Plan, effective February 1, 2004, in accordance with the following terms and conditions:

1. Effective February 1, 2004, as a clarification to the existing authority already held by the Sponsoring Company and the Trustee to limit the frequency of trades, Section 8.4 of the Plan is amended to read as follows:

8.4 Transfer Between Investment Funds. A Member may elect to transfer all or a portion of his Account and Tax Deferred Account from one investment fund option available under the trust agreement to or among any other investment fund options available under the trust agreement by following administrative procedures prescribed by the Sponsoring Company and the Trustee (acting either in tandem or alone), from time to time. Those administrative procedures may include but are not limited to the following:

(a) Requirements regarding the minimum amount a Member may direct to be transferred from one investment fund to another;

(b) Requirements limiting the frequency with which a Member may exchange amounts between and among the investment fund options under the trust agreement; and

(c) Other requirements that may be necessary or convenient to administer the provisions of this Section 8.4.

Investment changes under this Section 8.4 are generally effective not later than the end of the next day following the day on which such investment transfer is recorded on the records of the Trustee and on which the New York Stock Exchange is open.

IN WITNESS WHEREOF, the Sponsoring Company has caused this Amendment No. 3 to the Plan to be executed this 17 day of March, 2004.

ATTEST: **ASHLAND INC.**

_______________ By: _______________

Secretary *Vice President, Human Resources*

Exhibit No. 99(b)

TRUST AGREEMENT

Between

ASHLAND INC.

And

FIDELITY MANAGEMENT TRUST COMPANY

ASHLAND INC. EMPLOYEE SAVINGS PLAN

TRUST

Dated as of October 1, 1995

TABLE OF CONTENTS

TABLE OF CONTENTS
(Continued)

TRUST AGREEMENT, dated as of the first day of October, 1995, between **ASHLAND INC.**, a Kentucky corporation, having an office at 3499 Dabney Drive, Lexington, KY 40509 ("Ashland"), and **FIDELITY MANAGEMENT TRUST COMPANY**, a Massachusetts trust company, having an office at 82 Devonshire Street, Boston, Massachusetts 02109 (the "Trustee").

WITNESSETH:

WHEREAS, Ashland is the sponsor of the Ashland Inc. Employee Savings Plan (the "Plan"); and

WHEREAS, Ashland wishes to establish a trust to hold and invest plan assets under the Plan for the exclusive benefit of participants in the Plan and their beneficiaries; and

WHEREAS, Ashland is the fiduciary identified in the Plan empowered to appoint, direct and control the Trustee of the Plan, and to select investment vehicles that satisfy the terms of the Plan; and

WHEREAS, the Trustee is willing to hold and invest the aforesaid plan assets in trust among several investment options selected by Ashland; and

WHEREAS, Ashland wishes to have the Trustee perform certain ministerial recordkeeping and administrative functions under the Plan; and

WHEREAS, Ashland is the administrator of the Plan within the meaning of Section 3(16)(A) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA") and, as such, is a named fiduciary within the meaning of ERISA Section 402(a); and

WHEREAS, the Trustee is willing to perform, in addition to its trustee responsibilities set forth in this Agreement, recordkeeping and administrative services for the Plan if the services are purely ministerial in nature and are provided within a framework of plan provisions, guidelines and interpretations conveyed in writing to the Trustee by Ashland.

NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants and agreements set forth below, Ashland and the Trustee agree as follows:

Section 1. Trust. Ashland hereby establishes the Ashland Inc. Employee Savings Plan Trust (the "Trust") with the Trustee. The Trust shall consist of an initial contribution of money or other property acceptable to the Trustee in its sole discretion, made by Ashland or transferred from a previous trustee under the Plan, such additional sums of money and Ashland Common Stock (hereinafter defined) as shall from time to time be delivered to the Trustee under the Plan, all investments made therewith and proceeds thereof, and all earnings and profits thereon, less the payments that are made by the Trustee as provided herein, without distinction between principal and income. The Trustee hereby accepts the Trust on the terms and conditions set forth in this Agreement. In accepting this Trust, the Trustee shall be accountable for the assets received by it, subject to the terms and conditions of this Agreement.

Section 2. Exclusive Benefit of Trust Assets. Except as allowed by law, no part of the Trust may be used for, or diverted to, purposes other than the exclusive benefit of the participants in the Plan or their beneficiaries prior to the satisfaction of all liabilities with respect to the participants and their beneficiaries.

Section 3. Disbursements.

(a) Directions from Ashland. The Trustee shall make disbursements in the amounts and in the manner that Ashland directs from time to time in writing. Ashland hereby directs that, pursuant to the Plan, a participant withdrawal request may be made by telephone and the Trustee shall process such request only after the identity of the participant is verified by use of a personal identification number ("PIN") and social security number. In respect of directions from Ashland, the Trustee shall have no responsibility to ascertain the compliance with the terms of the Plan or of applicable law or the effect for tax purposes or otherwise; the Trustee shall not have any responsibility to see to the application of any disbursement.

(b) Limitations. The Trustee shall not be required to make any disbursement in excess of the net realizable value of the assets of the Trust at the time of the disbursement. The Trustee shall not be required to make any disbursement in cash unless Ashland has provided a written direction as to the assets to be converted to cash for the purpose of making the disbursement.

Section 4. Investment of Trust.

(a) Selection of Investment Options. The Trustee shall have no responsibility for the selection of investment options under the Trust and shall not render investment advice to any person in connection with the selection of such options.

(b) Available Investment Options. Ashland shall direct the Trustee as to what investment options: (i) the Trust shall be invested in during the participant recordkeeping reconciliation period, and (ii) the investment options in which Plan participants may invest in, subject to the following limitations. Ashland may determine to offer as investment options only (i) securities issued by the investment companies advised by Fidelity Management & Research Company ("Mutual Funds"), (ii) equity securities issued by Ashland or an affiliate which are publicly-traded and which are "qualifying employer securities" within the meaning of section 407(d)(5) of ERISA ("Ashland Common Stock"), (iii) notes evidencing loans to Plan participants in accordance with the terms of the Plan, (iv) a mixed portfolio, the "Low Volatility Fund", consisting of a fund of investment contracts and wrapped bond portfolios selected and managed by PRIMCO (an investment manager appointed by Ashland) and the Short Duration Commingled Pool managed by Fidelity Management Trust Company, (v) the Packaged Investment Funds, consisting of various combinations of the Low Volatility Fund and Mutual Funds, and (vi) collective investment funds maintained by the Trustee for qualified plans. Ashland hereby directs the Trustee to continue to hold investment contracts and wrapped bond portfolios heretofore entered into by Ashland, a predecessor trustee, or an investment manager appointed by Ashland and specifically identified on Schedule "F" attached hereto ("Existing Investment Contracts"), until Ashland or an investment manager appointed by Ashland directs otherwise, it being expressly understood that such direction is given in accordance with Section 403(a) of ERISA. The Trustee shall be considered a fiduciary with investment discretion only with respect to Plan assets that are invested in investment contracts chosen by the Trustee or in collective investment funds maintained by the Trustee for qualified plans. The investment options initially selected by Ashland are identified on Schedules "A" and "C" attached hereto. Ashland may add or delete additional investment options with the consent of the Trustee and upon mutual amendment of this Trust Agreement and the Schedules thereto to reflect such additions.

(c) Participant Direction. Each Plan participant shall direct the Trustee in which investment option(s) to invest the assets in the participant's individual accounts. Such directions may be made by Plan participants by use of the telephone exchange system maintained for such purposes by the Trustee or its agent, in accordance with written Telephone Exchange Guidelines attached hereto as Schedule "G". In the event that the Trustee fails to receive a proper direction, the assets shall be invested in the securities of the Investment Option set forth for such purpose on Schedule "C", until the Trustee receives a proper direction.

At the beginning of the Participant Recordkeeping Reconciliation Period, Ashland shall instruct the Trustee to allocate participant balances among the investment options listed on Schedule "C" attached hereto. During the special enrollment period of August 7, 1995 through September 6, 1995, participants may change their investment elections. If a participant fails to make an election by the close of this period, then the participant's account balances shall remain invested according to the allocation initially designated by Ashland prior to the special enrollment period.

(d) Mutual Funds. Ashland hereby acknowledges that it has received from the Trustee a copy of the latest prospectus for each Mutual Fund selected by Ashland as a Plan investment option. The Trustee shall from time to time provide Ashland with updated or revised prospectuses for each such Mutual Fund as issued. Trust investments in Mutual Funds shall be subject to the following limitations:

(i) Execution of Purchases and Sales. Purchases and sales of Mutual Funds (other than for Exchanges) shall be made on the date on which the Trustee receives by 4:00 p.m. Eastern Time from Ashland in good order all information and documentation necessary to accurately effect such purchases and sales (or in the case of a purchase, the date on which the Trustee has received a wire transfer of funds necessary to make such purchase). Exchanges of Mutual Funds shall be made in accordance with the Telephone Exchange Guidelines attached hereto as Schedule "G".

(ii) Voting. At the time of mailing of notice of each annual or special stockholders' meeting of any Mutual Fund, the Trustee shall send a copy of the notice and all proxy solicitation materials to each Plan participant who has shares of the Mutual Fund credited to the participant's accounts, together with a voting direction form for return to the Trustee or its designee. The participant shall have the right to direct the Trustee as to the manner in which the Trustee is to vote the shares credited to the participant's accounts (both vested and unvested). The Trustee shall vote the shares as directed by the participant. The Trustee shall not vote shares for which it has received no directions from the participant.

During the participant recordkeeping reconciliation period, Ashland shall have the right to direct the Trustee as to the manner in which the Trustee is to vote the shares of the Mutual Funds in the Trust. Ashland shall have the right to direct the Trustee as to the manner in which the Trustee is to vote the Mutual Fund shares held in any short-term investment fund or liquidity reserve. Other than as described above, the Trustee shall have no duty to solicit directions from participants or the Sponsor.

(e) Ashland Common Stock. Trust investments in Ashland Common Stock shall be made via the Ashland Inc. Common Stock Fund (the "Stock Fund") which shall consist of shares of Ashland Common Stock and short-term liquid investments, including Fidelity Institutional Cash Portfolios: Money Market Portfolio: Class A or such other Mutual Fund or commingled money market pool as agreed to by Ashland and Trustee, necessary to satisfy the Fund's cash needs for transfers and payments. A cash target range of 80 to 120 basis points shall be maintained in the Stock Fund. Such target range may be changed as agreed to in writing by Ashland and the Trustee. The Trustee is responsible for ensuring that the actual cash held in the Stock Fund falls within the agreed upon range over time. Each participant's proportional interest in the Stock Fund shall be measured in units of participation, rather than shares of Ashland Common Stock. Such units shall represent a proportionate interest in all of the assets of the Stock Fund, which includes shares of Ashland Common Stock, short-term investments and at times, receivables for dividends and/or Ashland Common Stock sold and payables for Ashland Common Stock purchased. A Net Asset Value ("NAV") per unit will be determined daily for each unit outstanding of the Stock Fund. The return earned by the Stock Fund will represent a combination of the dividends paid on the shares of Ashland Common Stock held by the Stock Fund, gains or losses realized on sales of Ashland Common Stock, appreciation or depreciation in the market price of those shares owned, and interest on the short-term investments held by the Stock Fund. Dividends received by the Stock Fund are reinvested in additional shares of Ashland Common Stock. Investments in Ashland Common Stock shall be subject to the following limitations:

(i) Acquisition Limit. Pursuant to the Plan, the Trust may be invested in Ashland Common Stock to the extent necessary to comply with investment directions under Section 4(c) of this Agreement.

(ii) Fiduciary Responsibility. The Trustee shall have no duty to monitor the suitability under the fiduciary duty rules of section 404(a)(1) of ERISA (as modified by section 404(a)(2) of ERISA) of acquiring and holding Sponsor Stock. The Trustee shall not be liable for any loss, which arises from the directions of Ashland or Plan Participants with respect to the acquisition and holding of Ashland Common Stock, unless it is clear on their face that the actions to be taken under those directions would be contrary to the terms of the Plan or this Agreement.

(iii) Execution of Purchases and Sales

(A) After netting all purchases and sales, any remaining purchases and sales of Ashland Common Stock (other than for exchanges) shall be made on the open market on the date on which the Trustee receives from Ashland in good order all information and documentation necessary to accurately effect such purchases and sales (or, in the case of purchases, the date on which the Trustee has received a wire transfer of the funds necessary to make such purchases). Exchanges of Ashland Common Stock shall be made in accordance with the Telephone Exchange Guidelines attached hereto as Schedule "G". Such general rules shall not apply in the following circumstances:

(1) If the Trustee is unable to purchase or sell the total number of shares required to be purchased or sold on such day as a result of market conditions; or

(2) If the Trustee is prohibited by the Securities and Exchange Commission, the New York Stock Exchange, or any other regulatory body from purchasing or selling any or all of the shares required to be purchased or sold on such day.

In the event of the occurrence of the circumstances described in (1) or (2) above, the Trustee shall purchase or sell such shares as soon as possible thereafter and shall determine the price of such purchases or sales to be the average purchase or sales price of all such shares purchased or sold, respectively. The Trustee may follow directions from Ashland to deviate from the above purchase and sale procedures provided that such direction is made in writing by Ashland.

(3) Upon the direction of Ashland, Ashland Common Stock may be contributed to the Plan by Ashland or purchased by the Trustee from Ashland or an affiliate. Stock contributed by Ashland or purchased by the Trustee from Ashland or an affiliate shall be valued at the closing price of such stock on the New York Stock Exchange (NYSE) for the trading day on which such stock is contributed or sold to the Plan. In no event shall a commission be charged with respect to stock contributed by Ashland or purchased from Ashland or an affiliate. The number of shares to be transferred will be determined by dividing the total amount of Ashland Common Stock to be purchased by the closing price of Ashland Common Stock on the NYSE on the trading date.

(B) Use of an Affiliated Broker. Ashland hereby authorizes the Trustee to use Fidelity Brokerage Services, Inc. ("FBSI") to provide brokerage services in connection with any open market purchase or sale of Ashland Common Stock in accordance with directions from Plan participants. FBSI shall execute such directions directly or through its affiliate, National Financial Services Company ("NFSC"). The provision of brokerage services shall be subject to the following:

(1) As consideration for such brokerage services, Ashland agrees that FBSI shall be entitled to remuneration under this authorization provision in the amount of three and one-half cents ($.035) commission on each share of Ashland Common Stock bought or sold by it. Any change in such remuneration may be made only by a signed agreement between Ashland and Trustee.

(2) Following the procedures set forth in Department of Labor Prohibited Transaction Class Exemption 86-128, the Trustee will provide Ashland with the following documents: (1) a description of FBSI's brokerage placement practices; (2) a copy of PTCE 86-128; and (3) a form by which Ashland may terminate this authorization to use a broker affiliated with the Trustee. The Trustee will provide Ashland with this termination

form annually, as well as an annual report which summarizes all securities transaction-related charges incurred by the Plan, and the Plan's annualized turnover rate.

(3) Any successor organization of FBSI, through reorganization, consolidation, merger or similar transactions, shall, upon consumption of such transaction, become the successor broker in accordance with the terms of this authorization provision.

(4) The Trustee and FBSI shall continue to rely on this authorization provision until notified to the contrary. Ashland reserves the right to terminate this authorization upon sixty (60) days written notice to FBSI (or its successor) and the Trustee, in accordance with Section 11 of this Agreement.

(iv) Securities Law Reports. Ashland shall be responsible for filing all reports required under Federal or state securities laws with respect to the Trust's ownership of Ashland Common Stock, including, without limitation, any reports required under section 13 or 16 of the Securities Exchange Act of 1934, and shall immediately notify the Trustee in writing of any requirement to stop purchases or sales of Ashland Common Stock pending the filing of any report. The Trustee shall provide to Ashland such information on the Trust's ownership of Ashland Common Stock as Ashland may reasonably request in order to comply with Federal or state securities laws.

(v) Voting and Tender Offers. Notwithstanding any other provision of this Agreement, the provisions of this Section shall govern the voting and tender of Ashland Common Stock. Ashland, after consultation with the Trustee, shall pay for all printing, mailing, tabulation and other costs associated with the voting and tendering of Ashland Common Stock.

(A) Voting.

(1) Before each annual or special meeting of the shareholders of Ashland, the Trustee shall send to each Plan participant with an interest in Ashland

Common Stock through his participation in the Stock Fund, a copy of the notice of the meeting and the proxy solicitation materials for the meeting together with a voting instruction form to be returned to the Trustee or its designee requesting confidential written instructions on how the Ashland Common Stock allocable to such participant's interest in the Stock Fund is to be voted by the Trustee. The materials furnished to participants shall include a notice explaining each participant's right to instruct the Trustee with respect to the voting of shares of Ashland Common Stock allocable to his interest in the Stock Fund, and shall state the method by which the Trustee shall vote shares for which it receives no instruction. Except to the extent required by law, these instructions will be held in confidence by the Trustee and its designee, and will not be divulged to Ashland, any Ashland officer or employee, or any other person except in the aggregate, unless otherwise required by law.

(2) Upon timely receipt of such instructions, the Trustee (after combining votes of allocable fractional shares to give effect to the greatest extent to participants' instructions) shall vote shares of Ashland Common Stock as instructed by the participants. The Trustee shall vote shares of Ashland Common Stock for which it has received no instructions in the same proportion on each issue as it votes those shares allocable to participants' interest in the Stock Fund for which it has received voting instructions from participants.

(3) Ashland shall provide the Trustee with copies of the notice of any annual or special meeting of the shareholders of Ashland and the proxy solicitation materials in sufficient time and number to allow timely distribution to participants as set out above.

(B) Tender Offers.

(1) Instructions to Trustee. In the event a tender offer shall be received by the Trustee for any shares of Ashland Common Stock held by the Trustee, the Trustee shall as soon as practicable distribute to each participant: (a) the materials distributed to Ashland shareholders in connection with the tender offer; (b) a notice explaining a participant's rights to instruct the Trustee with respect to the tender of Ashland Common Stock

allocable to his interest in the Stock Fund and stating the method by which the Trustee shall tender shares for which it receives no instruction; and (c) a form by which such participant may instruct the Trustee in writing whether or not to tender or exchange shares of Ashland Common Stock allocable to his interest in the Stock Fund. Ashland and the Trustee may also provide participants with such other material concerning the tender or exchange offer as the Trustee and Ashland in their discretion determine to be appropriate. Ashland shall cooperate with the Trustee to insure that participants receive the requisite information in a timely manner.

(2) Trustee Action on Participant Instructions. Each participant who has an interest in the Stock Fund shall be entitled to give written direction to the Trustee to tender or not to tender some or all of the shares of Ashland Common Stock allocable to his interest in the Stock Fund (including fractional shares). The Trustee shall tender or not tender shares of Ashland Common Stock in accordance with written instructions received in a timely manner from participants. The Trustee shall not tender shares of Ashland Common Stock allocable to a participant's interest in the Stock Fund for which the Trustee has received no instruction.

(3) Confidentiality. The instructions received by the Trustee from a participant shall be held in confidence by the Trustee and any contractor retained by the Trustee to assist in tabulation of tenders and shall not be divulged or released to Ashland, any Ashland officer or employee, or any other person except in the aggregate, unless otherwise required by law.

(4) Withdrawal of Shares. A participant who has directed the Trustee to tender some or all of the shares of Ashland Common Stock allocable to his interest in the Stock Fund may, at any time prior to the deadline, direct the Trustee in writing to withdraw some or all of the tendered shares allocable to such participant's interest in the Stock Fund, and upon timely receipt of such instructions, the Trustee shall withdraw the directed number of shares from the tender offer prior to the deadline. A participant shall not be limited as to the number of directions to tender or withdraw that the participant may give to the Trustee.

(5) Partial Offers. In the event that an offer for fewer than all of the shares of Ashland Common Stock held by the Trustee shall be received, the total number of shares of Ashland Common Stock that the Trustee tenders pursuant to such offer shall be allocated among participants' interest in the Stock Fund on a pro rata basis in accordance with the directions received from participants with respect to the shares of Ashland Common Stock allocable to their interest in the Stock Fund.

(6) Multiple Offers. In the event that, prior to the termination of a tender offer for shares of Ashland Common Stock held by the Trustee, another offer is received by the Trustee for the shares of Ashland Common Stock subject to the first offer, the Trustee shall use its best efforts under the circumstances to solicit written instructions from the participants with respect to the shares of Ashland Common Stock allocable to each participant's interest in the Stock Fund as to: (a) whether to withdraw shares previously tendered in response to the first offer; and whether to tender pursuant to the second offer any such shares so withdrawn; and (b) whether or not to tender pursuant to the second offer shares not previously tendered. The Trustee shall follow all such written instructions received in a timely manner from participants, in accordance with the provisions of this Section 4(3)(v)(B). With respect to any further offer received by the Trustee (including successive offers from one or more existing offers) for Ashland Common Stock subject to any earlier offer, the Trustee shall act in the same manner as described in this subsection 4(e)(v)(B)(6).

(7) No Impact on Account. A participant's instructions to the Trustee to tender or exchange shares of Ashland Common Stock shall not be deemed a written election by the Plan to withdraw, or have distributed, any or all of his withdrawal shares, nor shall such instructions give rise to a suspension from the Plan or a forfeiture of any portion of the participant's account The Trustee shall credit to each proportional interest of the participant from which the tendered shares of Ashland Common Stock were taken the proceeds received by the Trustee in exchange for the shares of Ashland Common Stock tendered from that interest. Pending receipt of directions from the participant, funds received by the Trustee in exchange for tendered shares of Ashland Common Stock shall be invested by the Trustee in the fund described in Schedule "C".

(vi) Shares Credited. For all purposes of this Section, the number of shares of Ashland Common Stock deemed "credited" or "reflected" to a participant's proportional interest shall be determined as of the last preceding valuation date. The trade date is the date the transaction is valued.

(vii) General. With respect to all rights other than the right to vote, the right to tender, and the right to withdraw shares previously tendered, in the case of Ashland Common Stock credited to a participant's proportional interest in the Stock Fund, the Trustee shall follow the directions of the participant and if no such directions are received, the directions of Ashland. The Trustee shall have no duty to solicit directions from participants. With respect to all rights other than the right to vote and the right to tender, in the case of Ashland Common Stock not credited to participants' accounts, the Trustee shall follow the directions of Ashland.

(viii) Conversion. All provisions in this Section 4(e) shall also apply to any securities received as a result of a conversion of Ashland Common Stock.

(f) Notes. Ashland shall act as the Trustee's agent for participant loan notes and as such shall (i) to the extent practicable through payroll withholding, collect and remit all principal and interest payments to the Trustee and (ii) to the extent required by law, keep the proceeds of such loans separate from the other assets of Ashland and clearly identify such assets as Plan assets. To originate a participant loan, the Plan participant shall direct the Trustee as to the term and amount of the loan to be made from the participant's individual account. Such directions shall be made by Plan participants by use of the telephone exchange system maintained for such purpose by the Trustee or its agent. The Trustee shall determine, based on the current value of the participant's account on the date of the request and any guidelines provided by Ashland, the amount available for the loan. Based on the monthly interest rate supplied by Ashland in accordance with the terms of the Plan, the Trustee shall advise the participant of such interest rate, as well as the installment payment amounts. The Trustee shall distribute the loan note with the proceed check to the participant. The Trustee also shall distribute truth-in-lending disclosure to the participant. To facilitate recordkeeping, the Trustee may destroy the original of any promissory note made in connection with a loan to a participant under the Plan, provided that the Trustee first creates a duplicate by a photographic or optical scanning or other process yielding a reasonable facsimile of the promissory note and the Plan participant's signature thereon, which duplicate may be reduced or enlarged in size from the actual size of the original promissory note.

(g) Low Volatility Fund. All transactions involving the Low Volatility Fund shall be done in accordance with the Operating Procedures attached hereto as Schedule "H".

That portion of the Low Volatility Fund managed by the Trustee shall utilize an approved collective investment trust of the Trustee as referenced in this Agreement. Otherwise, Trustee and Ashland will jointly develop investment management guidelines to be utilized by the Trustee in managing its portion of the Low Volatility Fund.

That portion of the Low Volatility Fund managed by any investment manager other than the Trustee shall be subject to separate investment management guidelines jointly developed by Ashland and the other investment manager, a copy of which shall be provided for information purposes to Trustee upon request.

(h) The Packaged Investment Funds. All transactions involving the Packaged Investment Funds shall be done in accordance with the Operating Procedures attached hereto as Schedule "H".

(i) Participation in Commingled Pools. Ashland hereby (i) agrees to the Plan's participation in the Fidelity Group Trust for Employee Benefit Plans (the "Group Trust"), a group trust maintained by the Trustee for qualified plans and (ii) acknowledges that it has received from the Trustee a copy of the terms of the Group Trust, as now in effect, and the terms of the Declaration of Separate Fund for each separate fund of the Group Trust, as now in effect, selected by Ashland, including any description of investment philosophy, policy and guidelines, or similar information as now in effect on each such Separate Fund. The Trustee shall provide Ashland with revisions to such Declaration's trust terms, investment philosophy, policy and guidelines and similar information as from time to time are put into effect by the Trustee.

(j) Reliance of Trustee on Directions.

(i) The Trustee shall not be liable for any loss, or by reason of any breach, which arises from any participant's exercise or non-exercise of rights under this Section 4 over the assets in the participant's accounts or from following the instructions of an investment manager appointed by Ashland.

(ii) The Trustee shall not be liable for any loss, or by reason of any breach, which arises from Ashland's exercise or non-exercise of rights under this Section 4, unless it was clear on their face that the actions to be taken under Ashland's directions were prohibited by the fiduciary duty rules of section 404(a) of ERISA or were contrary to the terms of the Plan or this Agreement.

(k) Trustee Powers. The Trustee shall have the following powers and authority:

(i) Subject to paragraphs (b), (c), (d), (e), (f), (g) and (h) of this Section 4, to sell, exchange, convey, transfer, or otherwise dispose of any property held in the Trust, by private contract or at public auction. No person dealing with the Trustee shall be bound to see to the application of the purchase money or other property delivered to the Trustee or to inquire into the validity, expediency, or propriety of any such sale or other disposition.

(ii) Subject to paragraphs (b) and (c) of this Section 4, to invest in investment contracts and short term investments (including interest bearing accounts with the Trustee or money market mutual funds advised by affiliates of the Trustee) and in collective investment funds maintained by the Trustee for qualified plans, in which case the provisions of each collective investment fund in which the Trust is invested shall be deemed adopted by Ashland and the provisions thereof incorporated as a part of this Trust as long as the fund remains exempt from taxation under Sections 401(a) and 501(a) of the Internal Revenue Code of 1986, as amended.

(iii) To cause any securities or other property held as part of the Trust to be registered in the Trustee's own name, in the name of one or more of its nominees, or in the Trustee's account with the Depository Trust Company of New York and to hold any investments in bearer form, but the books and records of the Trustee shall at all times show that all such investments are part of the Trust.

(iv) To keep that portion of the Trust in cash or cash balances as Ashland may, from time to time, deem to be in the best interest of the Trust.

(v) To make, execute, acknowledge, and deliver any and all documents of transfer or conveyance and to carry out the powers herein granted.

(vi) To settle, compromise, or submit to arbitration any claims, debts, or damages due to or arising from the Trust; to commence or defend suits or legal or administrative proceedings; to represent the Trust in all suits and legal and administrative hearings; and to pay all reasonable expenses arising from any such action, from the Trust if not paid by Ashland.

(vii) To employ legal, accounting, clerical, and other assistance as may be required in carrying out the provisions of this Agreement and to pay their reasonable expenses and compensation from the Trust if not paid by Ashland.

(viii) To do all other acts although not specifically mentioned herein, as the Trustee may deem necessary to carry out any of the foregoing powers and the purposes of the Trust.

Section 5. Recordkeeping and Administrative Services to Be Performed.

(a) General. The Trustee shall perform those recordkeeping and administrative functions described in Schedule "A" attached hereto. These recordkeeping and administrative functions shall be performed within the framework of Ashland's written directions regarding the Plan's provisions, guidelines and interpretations.

(b) Accounts. The Trustee shall keep accurate accounts of all investments, receipts, disbursements, and other transactions hereunder. The Trustee shall report to Plan Participants the value of the assets held in the Trust and account balances as of the last day of each fiscal quarter of the Plan and, if not on the last day of a fiscal quarter, the date on which the Trustee resigns or is removed as provided in Section 8 of this Agreement or is terminated as provided in Section 10 (the "Reporting Date").

The Trustee shall provide a Trial Balance Report to Ashland as of the last day of each calendar month and, if not on the last day of a calendar month, the date on which the

Trustee resigns or is removed as provided in Section 8 of this Agreement or is terminated as provided in Section 10 (the "Reporting Date").

Within twenty (20) days following each Reporting Date or within sixty (60) days in the case of a Reporting Date caused by the resignation or removal of the Trustee, or the termination of this Agreement, the Trustee shall file with Ashland a written account setting forth all investments, receipts, disbursements, and other transactions effected by the Trustee between the Reporting Date and the prior Reporting Date, and setting forth the value of the Trust as of the Reporting Date. Except as otherwise required under ERISA, upon the expiration of six (6) months from the date of filing such account with Ashland, the Trustee shall have no liability or further accountability to anyone with respect to the propriety of its acts or transactions shown in such account, except with respect to such acts or transactions as to which Ashland shall within such six (6) month period file with the Trustee written objections.

(c) Inspection and Audit. All records generated by the Trustee in accordance with paragraphs (a) and (b) shall be open to inspection and audit, during the Trustee's regular business hours prior to the termination of this Agreement, by Ashland or any person designated by Ashland. Upon the resignation or removal of the Trustee or the termination of this Agreement, the Trustee shall provide to Ashland, at no expense to Ashland, in the format regularly provided to Ashland, a statement of each participant's accounts as of the resignation, removal, or termination, and the Trustee shall provide to Ashland or the Plan's new recordkeeper such further records as are reasonable, at Ashland's expense.

(d) Effect of Plan Amendment. A confirmation of the current qualified status of the Plan is attached hereto as Schedule "E". The Trustee's provision of the recordkeeping and administrative services set forth in this Section 5 shall be conditioned on Ashland delivering to the Trustee a copy of any amendment to the Plan as soon as administratively feasible following the amendment's adoption, with, if requested, an IRS determination letter or an opinion of counsel substantially in the form of Schedule "E" covering such amendment, and on Ashland providing the Trustee on a timely basis with all the information Ashland deems necessary for the Trustee to perform the recordkeeping and administrative services and such other information as the Trustee may reasonably request.

(e) Returns, Reports and Information. Ashland shall be responsible for the preparation and filing of all returns, reports, and information required of the Trust or Plan by law. The Trustee shall provide Ashland with such information as Ashland may reasonably request to make these filings. Ashland shall also be responsible for making any disclosures to Participants required by law except such disclosure as may be required under federal or state truth-in-lending laws with regard to Participant loans which shall be provided by the Trustee. The Trust shall file such reports required of Trustees by the IRS.

Section 6. Compensation and Expenses. Within thirty (30) days of receipt of the Trustee's bill, which shall be computed and billed in accordance with Schedule "B" attached hereto and made a part hereof, as amended from time to time, Ashland shall send to the Trustee a payment in such amount or Ashland may direct the Trustee to deduct such amount from participants' accounts. All expenses of the Trustee relating directly to the acquisition and disposition of investments constituting part of the Trust, and all taxes of any kind whatsoever that may be levied or assessed under existing or future laws upon or in respect of the Trust or the income thereof, shall be a charge against and paid from the appropriate Plan participants' accounts.

Section 7. Directions and Indemnification.

(a) Identity of Persons Acting for Ashland. Ashland shall designate to the Trustee those persons who are authorized to act for it in Plan matters in the manner set forth on Schedule "D" attached hereto. The Trustee shall be fully protected in relying on the instructions of those designated persons while their designation is in effect.

(b) Directions from Ashland. Whenever Ashland provides a direction to the Trustee, the Trustee shall not be liable for any loss, or by reason of any breach, arising from the direction if the direction is contained in a writing (or is oral and immediately confirmed in a writing) signed by any individual whose name and signature have been submitted (and not withdrawn) in writing to the Trustee by Ashland in the form attached hereto as Schedule "D", provided the Trustee reasonably believes the signature of the individual to be genuine. Such direction may also be made via EDT in accordance with procedures agreed to by Ashland and the Trustee; provided, however, that the Trustee shall be fully protected in relying on such direction as if it were a direction made in writing by Ashland. The Trustee shall have no responsibility to ascertain any direction's (i) accuracy, (ii) compliance with the terms of the Plan or any applicable law, or (iii) effect for tax purposes or otherwise.

(c) Directions from Investment Manager. To the extent that Ashland appoints an investment manager, Ashland hereby directs the Trustee to follow the instructions of any such investment manager so appointed. Whenever an investment manager appointed by Ashland provides a direction to the Trustee, the Trustee shall not be liable for any loss, or by reason of any breach, arising from the direction if the Trustee follows such direction with the care, skill and prudence as would a reasonable person who is familiar with such matters.

(d) Co-Fiduciary Liability. In any other case, the Trustee shall not be liable for any loss, or by reason of any breach, arising from any act or omission of another fiduciary under the Plan except as provided in section 405(a) of ERISA.

(e) Indemnification. Ashland shall indemnify the Trustee against, and hold the Trustee harmless from, any and all loss, damage, penalty, liability, cost, and expense, including without limitation, reasonable attorneys' fees and disbursements, that may be incurred by, imposed upon, or asserted against the Trustee by reason of any claim, regulatory proceeding, or litigation arising from any act done or omitted to be done by any individual or person with respect to the Plan or Trust, so long as the Trustee in the performance of its duties under this Agreement acts with the care, skill, prudence and diligence under the circumstances then prevailing that a prudent person acting in a like capacity and familiar with such matters would use or is following the directions of Ashland or an investment manager appointed by Ashland.

(f) Survival. The provisions of this Section 7 shall survive the termination of this Agreement.

Section 8. Resignation or Removal of Trustee.

(a) Resignation. The Trustee may resign at any time upon sixty (60) days' notice in writing to the Sponsor, unless a shorter period of notice is agreed upon by Ashland.

(b) Removal. Ashland may remove the Trustee at any time upon sixty (60) days' notice in writing to the Trustee, unless a shorter period of notice is agreed upon by the Trustee.

Section 9. Successor Trustee.

(a) Appointment. If the office of Trustee becomes vacant for any reason, Ashland may in writing appoint a successor trustee under this Agreement. The successor trustee shall have all of the rights, powers, privileges, obligations, duties, liabilities, and immunities granted to the Trustee under this Agreement. The successor trustee and predecessor trustee shall not be liable for the acts or omissions of the other with respect to the Trust.

(b) Acceptance. When the successor trustee accepts its appointment under this Agreement, title to and possession of the Trust assets shall immediately vest in the successor trustee without any further action on the part of the predecessor trustee. The predecessor trustee shall execute all instruments and do all acts that reasonably may be necessary or reasonably may be requested in writing by Ashland or the successor trustee to vest title to all Trust assets in the successor trustee or to deliver all Trust assets to the successor trustee.

(c) Corporate Action. Any successor of the Trustee or successor trustee, through sale or transfer of the business or trust department of the Trustee or successor trustee, or through reorganization, consolidation, or merger, or any similar transaction, shall, upon consummation of the transaction, become the successor trustee under this Agreement.

Section 10. Termination. This Agreement may be terminated at any time by Ashland upon sixty (60) days' notice in writing to the Trustee. On the date of the termination of this Agreement, the Trustee shall forthwith transfer and deliver to such individual or entity as Ashland shall designate, all cash and assets then constituting the Trust. If, by the termination date, Ashland has not notified the Trustee in writing as to whom the assets and cash are to be transferred and delivered, the Trustee may bring an appropriate action or proceeding for leave to deposit the assets and cash in a court of competent jurisdiction. The Trustee shall be reimbursed by Ashland for all costs and expenses of the action or proceeding including, without limitation, reasonable attorneys' fees and disbursements.

Section 11. Resignation, Removal, and Termination Notices. All notices of resignation, removal, or termination under this Agreement must be in writing and mailed to the party to which the notice is being given by certified or registered mail, return receipt requested, to Ashland c/o J. Marvin Quin, Senior Vice President and Chief Financial Officer, Ashland Inc., 1000 Ashland Drive, Russell KY 41169, and to the Trustee c/o John M. Kimpel, Fidelity Investments, 82 Devonshire Street, Boston, Massachusetts 02109, or to such other addresses as the parties have notified each other of in the foregoing manner.

Section 12. **Duration**. This Trust shall continue in effect without limit as to time, subject, however, to the provisions of this Agreement relating to amendment, modification, and termination thereof.

Section 13. **Amendment or Modification**. This Agreement may be amended or modified at any time and from time to time only by an instrument executed by both Ashland and the Trustee. Notwithstanding the foregoing, to reflect increased operating costs the Trustee may once in each twelve-month period, beginning October 1, 1997, amend Schedule "B" without Ashland's consent upon seventy-five (75) days written notice to Ashland.

Section 14. **General.**

(a) Performance by Trustee, its Agents or Affiliates. Ashland acknowledges and authorizes that the services to be provided under this Agreement shall be provided by the Trustee, its agents or affiliates, including Fidelity Investments Institutional Operations Company or its successor, and that certain of such services may be provided pursuant to one or more other contractual agreements or relationships.

(b) Entire Agreement. This Agreement contains all of the terms agreed upon between the parties with respect to the subject matter hereof.

(c) Waiver. No waiver by either party of any failure or refusal to comply with an obligation hereunder shall be deemed a waiver of any other or subsequent failure or refusal to so comply.

(d) Successors and Assigns. The stipulations in this Agreement shall inure to the benefit of, and shall bind, the successors and assigns of the respective parties.

(e) Partial Invalidity. If any term or provision of this Agreement or the application thereof to any person or circumstances shall, to any extent, be invalid or unenforceable, the remainder of this Agreement, or the application of such term or provision to persons or circumstances other than those as to which it is held invalid or unenforceable, shall not be affected thereby, and each term and provision of this Agreement shall be valid and enforceable to the fullest extent permitted by law.

(f) Section Headings. The headings of the various sections and subsections of this Agreement have been inserted only for the purposes of convenience and are not part of this Agreement and shall not be deemed in any manner to modify, explain, expand or restrict any of the provisions of this Agreement.

Section 15. Governing Law.

(a) Massachusetts Law Controls. This Agreement is being made in the Commonwealth of Massachusetts, and the Trust shall be administered as a Massachusetts trust. The validity, construction, effect, and administration of this Agreement shall be governed by and interpreted in accordance with the laws of the Commonwealth of Massachusetts, except to the extent those laws are superseded under section 514 of ERISA.

(b) Controlling Law. The Trustee is not a party to the Plan, and in the event of any conflict between the provisions of the Plan and the provisions of this Agreement, the provisions of the Plan shall control to the extent that they do not increase or alter the responsibilities of the Trustee under this Agreement.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized officers as of the day and year first above written.

ASHLAND INC.

Attest: ______________________ By: ______________________
Secretary — Senior Vice President, Chief Financial Officer

FIDELITY MANAGEMENT TRUST COMPANY

Attest: ______________________ By ______________________
Assistant Clerk — Vice President

Schedule "A"

RECORDKEEPING AND ADMINISTRATIVE SERVICES

Administration

* Establishment and maintenance of participant account and election percentages.

* Maintenance of ten (10) plan investment options:

  - Low Volatility Fund
  - Fidelity U.S. Investments-Government Securities Fund, L.P.
  - Fidelity Equity-Income II Fund
  - Fidelity Contrafund
  - Fidelity Overseas Fund
  - Fidelity Low-Priced Stock Fund
  - Ashland Inc. Common Stock Fund
  - The Package Investment Funds: Conservative, Moderate and Aggressive

* Maintenance of five (5) money classifications:

  - Basic Pre-tax
  - Basic After-tax
  - Supplemental Pre-tax
  - Supplemental After-tax
  - Company Match

* The Trustee will provide only the recordkeeping and administrative services set forth on this Schedule "A" and as detailed in the Plan Administrative Manual and no others.

A) Provide Participant Telephone Services

1. Fidelity registered representatives are available from 8:30 a.m. - 8:00 p.m. ET to provide toll free telephone service for participant inquiries and transactions. Additionally, participants have 24 hour account balance inquiry access utilizing our automated voice response system.

2. For security purposes, all calls are recorded. In addition, several levels of security are available including the verification of a Personal Identification Number (PIN) and/or any other indicative data resident on the system.

3. Through our telephone services, Fidelity provides the following services:
   - Provide mutual fund investment information.
   - Maintain plan specific provisions; maintain specific provisions for insurance company and bank investment contracts.
   - Process exchanges (transfers) between plan investment options on a daily basis.

- Rebalance participants' accounts at least monthly where lifestyle elections were made.
- Maintain and process changes to participants' contribution allocations for all money sources.
- If requested by Ashland allow participants to change their deferral and after-tax percentages and provide updates via EDT for Ashland to apply to its payrolls accordingly.
- Consult with participants in various loan scenarios and generate all documentation.
- Process all participant loan and withdrawal requests via Fidelity's toll-free telephone service according to plan provisions and instructions from Ashland on a daily basis.
- Process in-service withdrawals via telephone due to certain circumstances previously approved by Ashland.
- Process hardship withdrawals via telephone as directed and approved by Ashland.

B) Plan Accounting

1. Process payroll contributions according to your payroll frequency via electronic data transfer (EDT). The data format will be provided by Fidelity.

2. Provide plan and participant level accounting for up to nine (9) money classifications for the Plan.

3. Audit and reconcile the plan, participant accounts and investment accounts daily.

4. Provide daily plan, investment and participant level accounting for Fidelity managed investment funds, the Ashland Common Stock Fund, the Low Volatility Fund, and the Packaged Investment Funds: Conservative, Moderate and Aggressive.

5. Reconcile and process participant withdrawal requests as approved and directed by Ashland. All requests are paid based on the current market values of participants' accounts, not advanced or estimated values. A distribution report will accompany each check.

6. Track individual participant loans; process loan withdrawals; re-invest loan repayments; and prepare and deliver comprehensive reports to Ashland to assist in the administration of participant loans.

7. Fidelity's Guaranteed Investments Daily Equity System (GUIDE) is an automated daily portfolio accounting system. GUIDE provides Ashland with daily valuation of plan assets managed by PRIMCO .

8. Maintain and process changes to participants' prospective and existing investment mix elections via Fidelity's toll-free telephone service.

C) **Participant Reporting**

1. Mail confirmation to participants of all transactions initiated via Fidelity Telephone Services within three (3) calendar days of the transaction.

2. Prepare and mail via first class to each plan participant a quarterly detailed participant statement reflecting all activity for the period. Statements will be mailed no later than twenty (20) calendar days after each quarter end.

D) **Plan Reporting**

- Prepare, reconcile and deliver a monthly Trial Balance Report presenting all money classes and investments. This report is based on the market value as of the last business day of the month. The report will be delivered not later than twenty (20) days after the end of each month in the absence of unusual circumstances.

- Prepare, reconcile and deliver a Quarterly Administrative Report presenting both on a participant and a total plan basis all money classes, investment positions and a summary of all activity of the participant and plan as of the last business day of the quarter. The report will be delivered not later than twenty (20) days after the end of each quarter in the absence of unusual circumstances.

E) **Government Reporting**

- Process year-end tax reports for participants - 1099R, as well as financial reporting to assist in the preparation of Form 5500.

F) **Communication Services**

- Provide employee communications describing available investment options, including multimedia informational materials and group presentations as follows:

- Posters and other written announcement material mailed to plan participants to announce the new plan and the transition to Fidelity administration. Provide registered representatives for up to 18 working days of on-site seminars in locations selected by Ashland.
- Video tapes approximately 12 to 15 minutes in length describing the Plan or, at Ashland's choice, describing investment allocation decisions.
- After rollout, an ongoing program (up to $55,000 per calendar year at no additional cost to Ashland) to keep employees informed and to assist with financial planning to include:

    1. STAGES® Magazine mailed to plan participants periodically;
    2. The workbooks Guide to Retirement Planning and Guide to Investing;
    3. STAGES Investment Basics - statements stuffers;
    4. STAGES Planning Guides to be provided to each participant at plan rollout, each new participant thereafter upon enrollment and provided thereafter at participants' reasonable request.

5. STAGES Strategy Selector™ - an interactive computer program (up to 50 diskettes per year); and
6. STAGES Distance Learning Program-one (1) satellite broadcast per year to locations selected by Ashland.

- Periodic communication to keep Ashland abreast of trends and events (Connections Newsletter).

G) Other

- Remote access into the Fidelity Recordkeeping System through one (1) personal computer at Ashland locations.

ASHLAND INC.	**FIDELITY MANAGEMENT TRUST COMPANY**
By: ______ 10/6/95 Date	By: ______ 9/29/95 Vice President Date

Schedule "B"

FEE SCHEDULE

Annual Participant Fee:	$5.00 per participant*, billed and payable quarterly.
Enrollments by Phone:	$5.00 per non-active employee residing on Fidelity's participant recordkeeping system.
Loans-by-Phone Fee:	Establishment fee of $35.00 per loan account; annual fee of $15.00 per loan account.
Minimum Required Distribution:	$25.00 per participant annual required distribution.
In-Service Withdrawals by Phone:	$15.00 per withdrawal.
Remote Access:	$1,000 per year, plus a monthly charge of $3-5 per hour for TYMNET usage. Installation of one remote access provided free of charge.
Return of Excess Contribution Fee:	$25.00 per participant, one-time charge per calculation and check generation.

- Other Fees: separate charges for optional non-discrimination testing, extraordinary expenses resulting from large numbers of simultaneous manual transactions or from errors not caused by Fidelity, or for reports not contemplated in this Agreement. The Administrator may withdraw reasonable administrative fees from the Trust by written direction to the Trustee.

* This fee will be imposed pro rata for each calendar quarter, or any part thereof, that it remains necessary to keep a participant's account(s) as part of the Plan's records, e.g., vested, deferred, forfeiture, top-heavy and terminated participants who must remain on file through calendar year-end for 1099-R reporting purposes.

Accounting and Daily Valuation Fee for Investment Contracts:

PRIMCO Managed Assets	0.02% on the asset value of investment contracts resident on the GUIDE system.

Short Duration Commingled Pool
Management Fees:

25 basis points on the first $50 million in assets;
20 basis points on the next $50 million in assets;
15 basis points on the next $100 million in assets;
and 12 1/2 basis points on assets in excess of
$201 million.

Trustee Fee:

To the extent that assets are invested in Ashland Common Stock, 0.10% of such assets in the Trust, subject to an annual minimum of $10,000 and an annual maximum of $50,000, payable pro rata quarterly on the basis of such assets as of the calendar quarter's last valuation date.

Proxy Fees: The cost of proxy administration, mailing and tabulation services will be passed through to the plan sponsor.

Note: These fees have been negotiated and accepted based on current plan assets of $551 million, current participation of 11,839 participants and projected net cash flows of $1.0 million per year. Fees will be subject to revision if these Plan characteristics change significantly by either falling below or exceeding current or projected levels. Fees also have been based on the use of up to 10 investment options, and such fees will be subject to revision if additional investment options are added.

In the event that Ashland adds a company contribution to the Plan, the fees stated above will not be subject to change given that the following assumptions (provided by Ashland) hold: (1) an increase in participation to approximately 15,400 employees, and (2) annual net cash flow of $1 million.

ASHLAND INC.	FIDELITY MANAGEMENT TRUST COMPANY
By: [signature] 10/6/95	By: [signature] 9/29/95
Date	Vice President Date

Schedule "C"

INVESTMENT OPTIONS

In accordance with Section 4(b), Ashland hereby directs the Trustee that participants' individual accounts may be invested in the following investment options:

- Low Volatility Fund
- Fidelity U.S. Investments-Government Securities Fund, L.P.
- Fidelity Equity-Income II Fund
- Fidelity Contrafund
- Fidelity Overseas Fund
- Fidelity Low-Priced Stock Fund
- Ashland Inc. Common Stock Fund
- The Package Investment Funds: Conservative, Moderate and Aggressive

The investment option referred to in Sections 4(c) and 4(e)(v)(B)(5) shall be Low Volatility Fund.

ASHLAND INC.

By: ______________ 10/6/95
Date

Schedule "D"

Ashland's Authorization Letter

Ms. Carolyn Redden
Fidelity Institutional Retirement Services Company
82 Devonshire Street - Mailzone ZZ4
Boston, Massachusetts 02109

<u>Ashland Inc. Employee Savings Plan</u>

> *** NOTE: This schedule should contain names and signatures for ALL individuals who will be providing directions to Fidelity representatives in connection with the Plan.
>
> Fidelity representatives will be unable to accept directions from any individual whose name does not appear on this schedule.***

Dear Ms. Redden:

This letter is sent to you in accordance with Section 7(a) of the Trust Agreement, dated as of October 1, 1995, between Ashland Inc. and Fidelity Management Trust Company. Those whose signatures are provided below are designated as the individuals who may provide directions upon which Fidelity Management Trust Company shall be fully protected in relying. Only one such individual need provide any direction. The signature of each designated individual is set forth below and certified to be such.

You may rely upon each designation and certification set forth in this letter until you receive written notice of the termination of authority of a designated individual.

Very truly yours,

Ashland Inc.
By:
Title:
Date:

<u>[signature of designated individual]</u>
[name of designated individual]

<u>[signature of designated individual]</u>
[name of designated individual]

<u>[signature of designated individual]</u>
[name of designated individual]

Schedule "E"

To be Provided by In-House Counsel.

Ms. Carolyn Redden
Fidelity Institutional Retirement
Services Company
82 Devonshire Street - ZZ4
Boston, MA 02109

[Name of Plan]

Dear Ms. Redden:

In accordance with your request, this letter sets forth our opinion with respect to the qualified status under section 401(a) of the Internal Revenue Code of 1986 (including amendments made by the Employee Retirement Income Security Act of 1974) (the "Code"), of the [name of plan], as amended to the date of this letter (the "Plan").

The material facts regarding the Plan as we understand them are as follows. The most recent favorable determination letter as to the Plan's qualified status under section 401(a) of the Code was issued by the [location of Key District] District Director of the Internal Revenue Service and was dated [date] (copy enclosed). The version of the Plan submitted by [name of company] (the "Company") for the District Director's review in connection with this determination letter did not contain amendments made effective as of [date]. These amendments, among other matters, [brief description of amendments]. [Subsequent amendments were made on [date] to amend the provisions dealing with [brief description of amendments].]

The Company has informed us that it intends to submit the Plan to the [location of Key District] District Director of the Internal Revenue Service and to request from him a favorable determination letter as to the Plan's qualified status under section 401(a) of the Code. The Company may have to make some modifications to the Plan at the request of the Internal Revenue Service in order to obtain this favorable determination letter, but we do not expect any of these modifications to be material. The Company has informed us that it will make these modifications.

Based on the foregoing statements of the Company and our review of the provisions of the Plan, it is our opinion that the Internal Revenue Service will issue a favorable determination letter as to the qualified status of the Plan, as modified at the request of the Internal Revenue Service, under section 401(a) of the Code, subject to the customary condition that continued qualification of the Plan, as modified, will depend on its effect in operation.

[Furthermore, in that the assets are in part invested in common stock issued by the Company or an affiliate, it is our opinion that the Plan is an "eligible individual account plan" (as defined under Section 407(d)(3) of ERISA) and that the shares of common stock of the Company held and to be purchased under the Plan are "qualifying employer securities" (as defined under Section 407(d)(5) of ERISA). Finally, it is our opinion that interests in the Plan are not required to be registered under the Securities Act of 1933, as amended, or, if such registration is required, that such interests are effectively registered under said Act.]

Sincerely,
[name of law firm]

By [signature]
[name of partner]

Schedule "F"

EXISTING INVESTMENT CONTRACTS

In accordance with Section 4(b), Ashland hereby directs the Trustee to continue to hold the following Existing Investment Contracts until such time as Ashland or an investment manager appointed by Ashland directs otherwise:

Fixed Rate and Fixed Term

Contract Issuer: Aetna Life Insurance Company
Contract Number: LT1370101
Maturity Date: 2/7/96

Contract Issuer: Canada Life Assurance Company
Contract Number: 45394
Maturity Date: 11/27/95

Contract Issuer: Hartford Life Insurance Company
Contract Number: 9105
Maturity Date: 5/1/96

Contract Issuer: John Hancock Mutual Life
Contract Number: 5706
Maturity Date: 10/2/97

Contract Issuer: Mass Mutual Life Insurance Company
Contract Number: 6226
Maturity Date: 3/31/97

Contract Issuer: Metropolitan Life Insurance Company
Contract Number: 13679
Maturity Date: 2/1/99

Contract Issuer: Metropolitan Life Insurance Company
Contract Number: 13690
Maturity Date: 4/30/99

Contract Issuer: New York Life Insurance Company
Contract Number: 06712-001
Maturity Date: 1/12/98

Contract Issuer: New York Life Insurance Company
Contract Number: 06712-002
Maturity Date: 11/28/96

Contract Issuer: New York Life Insurance Company
Contract Number: 06712-003
Maturity Date: 5/28/98

Contract Issuer:	New York Life Insurance Company
Contract Number:	06712-004
Maturity Date:	8/3/98

Contract Issuer:	Peoples Security Life
Contract Number:	131ST
Maturity Date:	9/28/95

Contract Issuer:	Provident Mutual Life
Contract Number:	8037-001
Maturity Date:	10/5/95

Contract Issuer:	Prudential Insurance Company of America
Contract Number:	6100-213
Maturity Date:	6/3/96

Contract Issuer:	Prudential Insurance Company of America
Contract Number:	6100-214
Maturity Date:	6/2/97

Contract Issuer:	State Mutual Life
Contract Number:	91290A-06
Maturity Date:	7/29/97

Variable Rate and Fixed Term

Contract Issuer:	Peoples Security Life
Contract Number:	00213LTSL
Maturity Date:	10/6/95

Security Backed Investments

Contract Issuer:	Bankers Trust (DEL) BASIC
Contract Number:	92-408ALP
Maturity Date:	9/30/00

Contract Issuer:	Bankers Trust (DEL) BASIC
Contract Number:	92-408-2
Maturity Date:	12/28/97

Contract Issuer:	CDC Investment Management Corporation
Contract Number:	143001
Maturity Date:	10/31/98

Contract Issuer:	CDC Investment Management Corporation
Contract Number:	143-02
Maturity Date:	10/25/99

Contract Issuer:	Commonwealth Life Insurance Company
Contract Number:	00091TR-1
Maturity Date:	5/17/99

Contract Issuer:	Commonwealth Life Insurance Company
Contract Number:	00091TR-2
Maturity Date:	5/26/98

Contract Issuer:	Commonwealth Life Insurance Company
Contract Number:	00091TR-3
Maturity Date:	11/17/97

Contract Issuer:	Commonwealth Life Insurance Company
Contract Number:	00091TR-4
Maturity Date:	10/25/99

Contract Issuer:	Commonwealth Life Insurance Company
Contract Number:	00091TR-5
Maturity Date:	10/25/00

Contract Issuer:	Provident Life & Accident
Contract Number:	630-05570
Maturity Date:	9/1/03

Separate Account Contracts

Contract Issuer:	Aetna Life Insurance Company
Contract Number:	014461
Maturity Date:	11/15/02

Contract Issuer:	Continental Assurance Company
Contract Number:	30000-103
Maturity Date:	1/12/96

Contract Issuer:	Mass Mutual Life Insurance Company
Contract Number:	10478
Maturity Date:	7/5/02

Contract Issuer:	Mass Mutual Life Insurance Company
Contract Number:	10732
Maturity Date:	7/5/00

Contract Issuer:	Metropolitan Life Insurance Company
Contract Number:	12747
Maturity Date:	1/1/01

Contract Issuer:	Metropolitan Life Insurance Company
Contract Number:	18510-B
Maturity Date:	12/31/98

Contract Issuer:	Metropolitan Life Insurance Company
Contract Number:	18513-B
Maturity Date:	12/31/98
Contract Issuer:	Provident National Assurance
Contract Number:	028-05458
Maturity Date:	7/31/97
Contract Issuer:	Prudential Insurance Company of America
Contract Number:	6658-2
Maturity Date:	5/15/01
Contract Issuer:	Prudential Insurance Company of America
Contract Number:	6765-3
Maturity Date:	11/20/00

Note: Maturity dates reflected above are current best estimates and may be subject to change.

ASHLAND INC.

By: ______________ 10/6/95
Date

Schedule "G"

TELEPHONE EXCHANGE GUIDELINES

The following telephone exchange guidelines are currently employed by Fidelity Institutional Retirement Services Company (FIRSCO).

Telephone exchange hours are 8:30 a.m. (ET) to 8:00 p.m. (ET) on each business day. A "business day" is any day on which the New York Stock Exchange is open.

FIRSCO reserves the right to change these telephone exchange guidelines at its discretion.

Participants may call on any business day to exchange between investment options. If the request is received before 4:00 p.m. (ET), it will receive that day's trade date. Calls received after 4:00 p.m. (ET) will be processed on a next day basis.

Exchange Restriction

It is the intention of the Trustee to maintain a sufficient liquidity reserve in the Ashland Common Stock Fund to meet exchange, redemption or withdrawal requests. However, if there is insufficient liquidity in the Ashland Common Stock Fund to allow for same day exchanges, the Trustee will be required to sell shares of Ashland Common Stock to meet the exchange requests. If this occurs, the subsequent exchange into other Plan investment options will take place three (3) business days later. This allows for settlement of the stock trade at the custodian and the corresponding transfer to Fidelity.

ASHLAND INC.

By: [signature] 10/6/95
Date

Schedule "H"

OPERATING PROCEDURES FOR THE LOW VOLATILITY FUND & THE PACKAGED INVESTMENT FUNDS

Administrative services for the Ashland Inc. Employees Savings Plan Low Volatility Fund and The Packaged Investment Funds (the "Funds") will be provided by Fidelity Management Trust Company ("FMTC") effective October 1, 1995. These administrative services cover the "unitization" of the Funds in the Trust. The unitization of the Fund will incorporate the blending of the Net Asset Values ("NAVs") of Fidelity Investments® Mutual Funds, and Fidelity Management Trust Company Commingled Pools, and the PRIMCO Managed Fund in order to establish an overall NAV for each of the Funds. Individually, each Fidelity mutual fund, FMTC Commingled Pool, and the PRIMCO Managed Fund shall be known as a "Component" of the Fund. Collectively, they will be referred to as "Components" of the Fund. All dividends, and capital gains, shall be reinvested in each of the Components.

In accordance with directions received from Ashland Inc., the Funds shall be referred to individually as the Low Volatility Fund, the Conservative Strategy Fund, the Moderate Strategy Fund, and the Aggressive Strategy Fund.

The target allocation and drift allowances of the Components of the Funds shall be as follows:

Low Volatility Fund

The Low Volatility Fund shall be invested primarily in fixed income securities, such as insurance company investment contracts and bank investment contracts, bonds and short-term instruments:

Drift	Target	Component
+/- 5%	75%	PRIMCO Managed Fund
+/- 5%	25%	FMTC Short Duration Commingled Pool
	100%	

Net participant activity in this Fund will be initially directed to FMTC Short Duration Commingled Pool.

Initially the target allocation will be approximately $20 Million into FMTC Short Duration Commingled Pool, which will be significantly less than the 25% target. Over time as investment contracts mature the actual investment allocation will come in line to the target allocations.

Conservative Strategy Fund

The Conservative Strategy Fund invests primarily in fixed income securities, such as bonds, short-term instruments and the Low Volatility Fund, as well as stocks for their growth potential:

Drift	Target	Component
+/- 5%	50%	Low Volatility Fund
+/- 5%	20%	Fidelity Government Securities Fund
+/- 5%	20%	Fidelity Equity Income II Fund
+/- 5%	10%	Fidelity Contra Fund
	100%	

Net participant activity in this Fund will be initially directed to Low Volatility Fund.

Moderate Strategy Fund

The Moderate Strategy Fund invests in a balance of fixed income securities, such as bonds and short-term instruments, as well as stocks for their growth potential:

Drift	Target	Component
+/- 5%	30%	Low Volatility Fund
+/- 5%	20%	Fidelity Government Securities Fund
+/- 5%	30%	Fidelity Equity Income II Fund
+/- 5%	15%	Fidelity Contra Fund
+/- 5%	5%	Fidelity Overseas Fund
	100%	

Net participant activity in this Fund shall be initially directed to Low Volatility Fund.

Aggressive Strategy Fund

The Aggressive Strategy invests primarily in stocks, but will also invest a portion of its assets in fixed income securities as a cushion against changing market conditions:

Drift	Target	Component
+/- 5%	15%	Low Volatility Fund
+/- 5%	15%	Fidelity Government Securities Fund
+/- 5%	40%	Fidelity Equity Income II Fund
+/- 5%	20%	Fidelity Contra Fund
+/- 5%	10%	Fidelity Overseas Fund
	100%	

Net participant activity in this Fund shall be initially directed to Low Volatility Fund.

The drift allowance has been established because the allocation of the Components will deviate from the target asset allocation ratio due to market fluctuations and daily participant activity. As such, whenever any Component violates the drift allowance, FMTC shall purchase and/or sell shares or units of the Components as appropriate, to bring each Component back to the target. FMTC shall rebalance all Funds at least monthly in order to bring each Component back to the target.

Ashland Inc. will direct FMTC in writing of any expenses to be accrued out of the Funds Net Asset Value.

Ashland Inc. hereby directs FMTC to follow these operating procedures. Any written changes to this direction shall be in writing signed by an authorized signatory of Ashland Inc. and agreed to in writing by FMTC.

ASHLAND INC.

By: [signature] 10/6/95
Date

FIDELITY MANAGEMENT TRUST COMPANY

By: [signature] 9/29/95
Vice President Date

FIRST AMENDMENT TO TRUST AGREEMENT BETWEEN
FIDELITY MANAGEMENT TRUST COMPANY AND
ASHLAND INC.

THIS FIRST AMENDMENT, dated as of the first day of April, 1996, by and between Fidelity Management Trust Company (the "Trustee") and Ashland Inc. (the "Sponsor");

WITNESSETH:

WHEREAS, the Trustee and the Sponsor heretofore entered into a Trust Agreement dated October 1, 1995, with regard to the Ashland Inc. Employee Savings Plan (the "Plan"); and

WHEREAS, the Trustee and the Sponsor now desire to amend said trust agreement as provided for in Section 13 thereof;

NOW THEREFORE, in consideration of the above premises the Trustee and the Sponsor hereby amend the trust agreement by:

(1) Amending the "money classifications" portion of Schedule "A" by adding the following:

Restricted Match
Ballenger Transfer

IN WITNESS WHEREOF, the Trustee and the Sponsor have caused this First Amendment to be executed by their duly authorized officers effective as of the day and year first above written.

ASHLAND INC.	FIDELITY MANAGEMENT TRUST COMPANY
By: [signature] 3/26/96	By: [signature] 4/8/96
Date	Vice President Date

CMB

SECOND AMENDMENT TO TRUST AGREEMENT BETWEEN
FIDELITY MANAGEMENT TRUST COMPANY AND
ASHLAND INC.

THIS SECOND AMENDMENT, dated as of the fifteenth day of April, 1996, by and between Fidelity Management Trust Company (the "Trustee") and Ashland Inc. (the "Sponsor");

WITNESSETH:

WHEREAS, the Trustee and the Sponsor heretofore entered into a Trust Agreement dated October 1, 1995, with regard to the Ashland Inc. Employee Savings Plan (the "Plan"); and

WHEREAS, the Trustee and the Sponsor now desire to amend said trust agreement as provided for in Section 13 thereof;

NOW THEREFORE, in consideration of the above premises the Trustee and the Sponsor hereby amend the trust agreement by:

(1) Amending and restating Section 4(e) as follows:

(e) Ashland Common Stock. Trust investments in Ashland Common Stock shall be made via the Ashland Common Stock Fund and the Ashland Restricted Stock Fund (the "Stock Funds") which shall consist of shares of Ashland Stock and short-term liquid investments, including Fidelity Institutional Cash Portfolios: Money Market Portfolio: Class A or such other Mutual Fund or commingled money market pool as agreed to by Ashland and Trustee, necessary to satisfy the Fund's cash needs for transfers and payments. A cash target range of 80 to 120 basis points shall be maintained in each of the Stock Funds. Such target range may be changed as agreed to in writing by Ashland and the Trustee. The Trustee is responsible for ensuring that the actual cash held in each of the Stock Funds falls within the agreed upon range over time. Each participant's proportional interest in the Stock Funds shall be measured in units of participation, rather than shares of Ashland Common Stock. Such units shall represent a proportionate interest in all of the assets of the Stock Funds, which includes shares of Ashland Common Stock, short-term investments and at times, receivables for dividends and/or Ashland Common Stock sold and payables for Ashland Common Stock purchased. A Net Asset Value ("NAV") per unit will be determined daily for each unit outstanding of the Stock Funds. The return earned by the Stock Funds will represent a combination of the dividends paid on the shares of Ashland Common Stock held by the Stock Funds, gains or losses realized on sales of Ashland Common Stock, appreciation or depreciation in the market price of those shares owned, and interest on the short-term investments held by the Stock Funds. Dividends received by the Stock Funds are reinvested in additional shares of Ashland Common Stock. Investments in Ashland Common Stock shall be subject to the following limitations:

(i) Acquisition Limit. Pursuant to the Plan, the Trust may be invested in Ashland Common Stock to the extent necessary to comply with investment directions under Section 4(c) of this Agreement.

(ii) Fiduciary Responsibility. The Trustee shall have no duty to monitor the suitability under the fiduciary duty rules of section 404(a)(1) of ERISA (as modified by section 404(a)(2) of ERISA) of acquiring and holding Sponsor Stock. The Trustee shall not be liable for any loss, which arises from the directions of Ashland or Plan Participants with respect to the acquisition and holding of Ashland Common Stock, unless it is clear on their face that the actions to be taken under those directions would be contrary to the terms of the Plan or this Agreement.

(iii) Execution of Purchases and Sales.

(A) After netting all purchases and sales, any remaining purchases and sales of Ashland Common Stock (other than for exchanges) shall be made on the open market on the date on which the Trustee receives from Ashland in good order all information and documentation necessary to accurately effect such purchases and sales (or, in the case of purchases, the date on which the Trustee has received a wire transfer of the funds necessary to make such purchases). Exchanges of Ashland Common Stock shall be made in accordance with the Telephone Exchange Guidelines attached hereto as Schedule "G". Such general rules shall not apply in the following circumstances:

(1) If the Trustee is unable to purchase or sell the total number of shares required to be purchased or sold on such day as a result of market conditions; or

(2) If the Trustee is prohibited by the Securities and Exchange Commission, the New York Stock Exchange, or any other regulatory body from purchasing or selling any or all of the shares required to be purchased or sold on such day.

In the event of the occurrence of the circumstances described in (1) or (2) above, the Trustee shall purchase or sell such shares as soon as possible thereafter and shall determine the price of such purchases or sales to be the average purchase or sales price of all such shares purchased or sold, respectively. The Trustee may follow directions from Ashland to deviate from the above purchase and sale procedures provided that such direction is made in writing by Ashland.

(3) Upon the direction of Ashland, Ashland Common Stock may be contributed to the Plan by Ashland or purchased by the Trustee from Ashland or an affiliate. Stock contributed by Ashland or

purchased by the Trustee from Ashland or an affiliate shall be valued at the closing price of such stock on the New York Stock Exchange (NYSE) for the trading day on which such stock is contributed or sold to the Plan. In no event shall a commission be charged with respect to stock contributed by Ashland or purchased from Ashland or an affiliate. The number of shares to be transferred will be determined by dividing the total amount of Ashland Common Stock to be purchased by the closing price of Ashland Common Stock on the NYSE on the trading date.

(B) Use of an Affiliated Broker. Ashland hereby directs the Trustee to use Fidelity Brokerage Services, Inc. ("FBSI") to provide brokerage services in connection with any open market purchase or sale of Ashland Common Stock in accordance with directions from Plan participants. FBSI shall execute such directions directly or through its affiliate, National Financial Services Company ("NFSC"). The provision of brokerage services shall be subject to the following:

(1) As consideration for such brokerage services, Ashland agrees that FBSI shall be entitled to remuneration under this authorization provision in the amount of three and one-half cents ($.035) commission on each share of Ashland Common Stock bought or sold by it. Any change in such remuneration may be made only by a signed agreement between Ashland and Trustee.

(2) Following the procedures set forth in Department of Labor Prohibited Transaction Class Exemption 86-128, the Trustee will provide Ashland with the following documents: (1) a description of FBSI's brokerage placement practices; (2) a copy of PTCE 86-128; and (3) a form by which Ashland may terminate this authorization to use a broker affiliated with the Trustee. The Trustee will provide Ashland with this termination form annually, as well as an annual report which summarizes all securities transaction-related charges incurred by the Plan, and the Plan's annualized turnover rate.

(3) Any successor organization of FBSI, through reorganization, consolidation, merger or similar transactions, shall, upon consumption of such transaction, become the successor broker in accordance with the terms of this authorization provision.

(4) The Trustee and FBSI shall continue to rely on this authorization provision until notified to the contrary. Ashland reserves the right to terminate this authorization upon sixty (60) days written notice to FBSI (or its successor) and the Trustee, in accordance with Section 11 of this Agreement.

(iv) Securities Law Reports. Ashland shall be responsible for filing all reports required under Federal or state securities laws with respect to the Trust's ownership of Ashland Common Stock, including, without limitation, any reports required under section 13 or 16 of the Securities Exchange Act of 1934, and shall immediately notify the Trustee in writing of any requirement to stop purchases or sales of Ashland Common Stock pending the filing of any report. The Trustee shall provide to Ashland such information on the Trust's ownership of Ashland Common Stock as the Named Fiduciary may reasonably request in order to comply with Federal or state securities laws.

(v) Voting and Tender Offers. Notwithstanding any other provision of this Agreement, the provisions of this Section shall govern the voting and tender of Ashland Common Stock. Ashland, after consultation with the Trustee, shall pay for all printing, mailing, tabulation and other costs associated with the voting and tendering of Ashland Common Stock.

(A) Voting.

(1) Before each annual or special meeting of the shareholders of Ashland, the Trustee shall send to each Plan participant with an interest in Ashland Common Stock through his participation in the Stock Funds, a copy of the notice of the meeting and the proxy solicitation materials for the meeting together with a voting instruction form to be returned to the Trustee or its designee requesting confidential written instructions on how the Ashland Common Stock allocable to such participant's interest in the Stock Funds is to be voted by the Trustee. The materials furnished to participants shall include a notice explaining each participant's right to instruct the Trustee with respect to the voting of shares of Ashland Common Stock allocable to his interest in the Stock Funds, and shall state the method by which the Trustee shall vote shares for which it receives no instruction. Except to the extent required by law, these instructions will be held in confidence by the Trustee and its designee, and will not be divulged to Ashland, any Ashland officer or employee, or any other person except in the aggregate, unless otherwise required by law.

(2) Upon timely receipt of such instructions, the Trustee (after combining votes of allocable fractional shares to give effect to the greatest extent to participants' instructions) shall vote shares of Ashland Common Stock as instructed by the participants. The Trustee shall vote shares of Ashland Common Stock for which it has received no instructions in the same proportion on each issue as it votes those shares allocable to participants' interest in the Stock Funds for which it has received voting instructions from participants.

(3) Ashland shall provide the Trustee with copies of the notice of any annual or special meeting of the shareholders of Ashland and the proxy solicitation materials in sufficient time and number to allow timely distribution to participants as set out above.

(B) Tender Offers.

(1) Instructions to Trustee. In the event a tender offer shall be received by the Trustee for any shares of Ashland Common Stock held by the Trustee, the Trustee shall as soon as practicable distribute to each participant: (a) the materials distributed to Ashland shareholders in connection with the tender offer; (b) a notice explaining a participant's rights to instruct the Trustee with respect to the tender of Ashland Common Stock allocable to his interest in the Stock Funds and stating the method by which the Trustee shall tender shares for which it receives no instruction; and (c) a form by which such participant may instruct the Trustee in writing whether or not to tender or exchange shares of Ashland Common Stock allocable to his interest in the Stock Funds. Ashland and the Trustee may also provide participants with such other material concerning the tender or exchange offer as the Trustee and Ashland in their discretion determine to be appropriate. Ashland shall cooperate with the Trustee to insure that participants receive the requisite information in a timely manner.

(2) Trustee Action on Participant Instructions. Each participant who has an interest in the Stock Funds shall be entitled to give written direction to the Trustee to tender or not to tender some or all of the shares of Ashland Common Stock allocable to his interest in the Stock Funds (including fractional shares). The Trustee shall tender or not tender shares of Ashland Common Stock in accordance with written instructions received in a timely manner from participants. The Trustee shall not tender shares of Ashland Common Stock allocable to a participant's interest in the Stock Funds for which the Trustee has received no instruction.

(3) Confidentiality. The instructions received by the Trustee from a participant shall be held in confidence by the Trustee and any contractor retained by the Trustee to assist in tabulation of tenders and shall not be divulged or released to Ashland, any Ashland officer or employee, or any other person except in the aggregate, unless otherwise required by law.

(4) Withdrawal of Shares. A participant who has directed the Trustee to tender some or all of the shares of Ashland Common Stock allocable to his interest in the Stock Funds may, at any time prior to the deadline, direct the Trustee in writing to withdraw some or all of the tendered shares allocable to such participant's interest in the Stock Funds, and upon timely receipt of such instructions, the Trustee shall withdraw the directed number of shares from the tender offer prior to the deadline. A participant shall not be limited as to the number of directions to tender or withdraw that the participant may give to the Trustee.

(5) Partial Offers. In the event that an offer for fewer than all of the shares of Ashland Common Stock held by the Trustee shall be received, the total number of shares of Ashland Common Stock that the Trustee tenders pursuant to such offer shall be allocated among participants' interest in the Stock Fund on a pro rata basis in accordance with the directions received from participants with respect to the shares of Ashland Common Stock allocable to their interest in the Stock Funds.

(6) Multiple Offers. In the event that, prior to the termination of a tender offer for shares of Ashland Common Stock held by the Trustee, another offer is received by the Trustee for the shares of Ashland Common Stock subject to the first offer, the Trustee shall use its best efforts under the circumstances to solicit written instructions from the participants with respect to the shares of Ashland Common Stock allocable to each participant's interest in the Stock Funds as to: (a) whether to withdraw shares previously tendered in response to the first offer; and whether to tender pursuant to the second offer any such shares so withdrawn; and (b) whether or not to tender pursuant to the second offer shares not previously tendered. The Trustee shall follow all such written instructions received in a timely manner from participants, in accordance with the provisions of this Section 4(3)(v)(B). With respect to any further offer received by the Trustee (including successive offers from one or more existing offerors) for Ashland Common Stock subject to any earlier offer, the Trustee shall act in the same manner as described in this subsection 4(e)(v)(B)(6).

(7) No Impact on Account. A participant's instructions to the Trustee to tender or exchange shares of Ashland Common Stock shall not be deemed a written election by the Plan to withdraw, or have distributed, any or all of his withdrawal shares, nor shall such instructions give rise to a suspension from the Plan or a forfeiture of any portion of the participant's account The Trustee shall credit to each proportional interest of the participant from which the tendered shares of Ashland Common Stock were taken the proceeds received by the Trustee in exchange for the shares of Ashland Common Stock tendered from that interest. Pending receipt of directions from the participant, funds received by the Trustee in exchange for tendered shares of Ashland Common Stock shall be invested by the Trustee in the fund described in Schedule "C".

(vi) Shares Credited. For all purposes of this Section, the number of shares of Ashland Common Stock deemed "credited" or "reflected" to a participant's proportional interest shall be determined as of the last preceding valuation date. The trade date is the date the transaction is valued.

(vii) General. With respect to all rights other than the right to vote, the right to tender, and the right to withdraw shares previously tendered, in the case of Ashland Common Stock credited to a participant's proportional interest in the Stock Funds, the Trustee shall follow the directions of the participant and if no such directions are received, the directions of Ashland. The Trustee shall have no duty to solicit directions from participants. With respect to all rights other than the right to vote and the right to tender, in the case of Ashland Common Stock not credited to participants' accounts, the Trustee shall follow the directions of Ashland.

(viii) Conversion. All provisions in this Section 4(e) shall also apply to any securities received as a result of a conversion of Ashland Common Stock.

(2) Amending the "investment options" portion of Schedules "A" and "C" as follows:

Restricted Ashland Stock Fund

(3) Amending Schedule "B" as follows:

Trustee Fee:

To the extent that assets are invested in Ashland Common Stock and Ashland Restricted Stock, 0.10% of such assets in the Trust, subject to an annual minimum of $10,000 and an annual maximum of $60,000, payable pro rata quarterly on the basis of such assets as of the calendar quarter's last valuation date.

IN WITNESS WHEREOF, the Trustee and the Sponsor have caused this Second Amendment to be executed by their duly authorized officers effective as of the day and year first above written.

ASHLAND INC.	FIDELITY MANAGEMENT TRUST COMPANY
By: [signature] 4/16/97	By: [signature] 4/10/96
Date	Vice President Date

CMB

THIRD AMENDMENT TO TRUST AGREEMENT BETWEEN
FIDELITY MANAGEMENT TRUST COMPANY AND
ASHLAND INC.

THIS THIRD AMENDMENT, dated as of the fifteenth day of February, 1997, by and between Fidelity Management Trust Company (the "Trustee") and Ashland Inc. (the "Sponsor");

WITNESSETH:

WHEREAS, the Trustee and the Sponsor heretofore entered into a Trust Agreement dated October 1, 1995, with regard to the Ashland Inc. Employee Savings Plan (the "Plan"); and

WHEREAS, the Trustee and the Sponsor now desire to amend said Trust Agreement as provided for in Section 13 thereof;

NOW THEREFORE, in consideration of the above premises the Trustee and the Sponsor hereby amend the Trust Agreement by:

(1) Amending the "money classifications" portion of Schedule "A" by adding the following:

LESOP Diversification
Rollover

IN WITNESS WHEREOF, the Trustee and the Sponsor have caused this Third Amendment to be executed by their duly authorized officers effective as of the day and year first above written.

CMB

ASHLAND INC.

By [signature] 3/1/97
Date

FIDELITY MANAGEMENT TRUST COMPANY

By Susan J. Bernier 3/26/97
Vice President Date

Ashland

ASHLAND INC. • P.O. BOX 14000 • LEXINGTON, KENTUCKY 40512 • PHONE (606) 357-7777

May 20, 1997

Michael C. Noonis
Fidelity Institutional Retirement Services Company
300 Puritan Way
Mail Zone MM2M
Marlborough, Massachusetts 01752

Re: ASHLAND EMPLOYEE SAVINGS PLAN - PLAN SPONSOR WORKSTATION ADDENDUM

Dear Mike:

This letter is sent to you in lieu of a signed amendment to the Trust Agreement, dated as of October 1, 1995, between Ashland Inc. and Fidelity Management Trust Company.

We hereby consent to the addition of Plan Sponsor Workstation (PSW) functionality and its related charges to our service configuration for the above referenced plan. PSW is a windows-based application that seeks to provide FIRSCo plan sponsors with direct access to plan and participant information. The information that can be accessed would replicate the current remote access functionality such as plan specific balances, participants balances, fund prices, history information and loan information. We understand that our existing remote access to FPRS will be terminated after PSW has been successfully installed.

Fees for this service are:

- Will be the same as is currently being charged for Ashland's remote access terminals.
- Number PSW Installations: 7
- Usage Fees:
  - Access to PSW via an Internet "web browser", there is no additional fees for the service.
  - Alternatively, access to PSW may be obtained via an MCI service that FIRSCo has established for PSW. The usage fee for this service is $5.00 per hour for each hour of connection to MCI.

Both the annual service fee and the usage fees will be billed by FIRSCo quarterly.

Very truly yours,

Larry E. Smith

Larry E. Smith, Manager
Retirements

LESFIDELPSW/k

cc: C. M. Bongard
R. R. Griffith
M. A. Marra

FOURTH AMENDMENT TO THE TRUST AGREEMENT BETWEEN
FIDELITY MANAGEMENT TRUST COMPANY AND
ASHLAND INC.

THIS FOURTH AMENDMENT, dated as of the first day of October, 1997, by and between Fidelity Management Trust Company (the "Trustee") and Ashland Inc. (the "Sponsor");

WITNESSETH:

WHEREAS, the Trustee and the Sponsor heretofore entered into a Trust Agreement dated October 1, 1995, with regard to the Ashland Inc. Employees Savings Plan (the "Plan"); and

WHEREAS, the Trustee and the Sponsor now desire to amend said Trust Agreement as provided for in Section 13 thereof;

NOW THEREFORE, in consideration of the above premises the Trustee and the Sponsor hereby amend the Trust Agreement by:

(1) Amending Section 4 Investment of Trust by adding a new subsection (l) Common or Collective Trusts as follows:

(l) Common or Collective Trusts. To invest all or any part of the assets of the Trust Fund in any collective investment trust or group trust which then provides for the pooling of the assets of plans described in Section 401(a) of ERISA and exempt from tax under Section 501(a) of the Internal Revenue Code ("Code"), or any comparable provisions of any future legislation that amends, supplements, or supersedes those sections, provided that such collective investment trust or group trust is exempt from tax under the Code or regulations or rulings issued by the IRS; the provisions of the document governing such collective investment trusts or group trusts, as it may be amended from time to time, shall govern any investment therein and are hereby made a part of this Plan document and its corresponding Trust Agreement.

IN WITNESS WHEREOF, the Trustee and the Sponsor have caused this Fourth Amendment to be executed by their duly authorized officers effective as of the day and year first above written.

ASHLAND INC.

By: [signature] 9/13/97
Date

FIDELITY MANAGEMENT TRUST COMPANY

By: Cheryl L. Gladstone 9/23/97
Date

CMB

FIFTH AMENDMENT TO TRUST AGREEMENT BETWEEN FIDELITY MANAGEMENT TRUST COMPANY AND ASHLAND INC.

THIS FIFTH AMENDMENT, dated as of the first day of January, 1998, by and between Fidelity Management Trust Company (the "Trustee") and Ashland Inc.(the "Sponsor");

WITNESSETH:

WHEREAS, the Trustee and the Sponsor heretofore entered into a Trust Agreement dated October 1, 1995, with regard to the Ashland Inc. Employee Savings Plan (the "Plan"); and

WHEREAS, the Trustee and the Sponsor now desire to amend said Trust Agreement as provided for in Section 13 thereof;

NOW THEREFORE, in consideration of the above premises, the Trustee and the Sponsor hereby amend the Trust Agreement by:

(1) Amending the "Other" portion of Schedule "A" by adding the following bullet item:

- For participants with outstanding loans who cease to be paid through the payroll system of the Sponsor: Fidelity shall provide to these participants a loan coupon book for the purpose of scheduling and processing loan repayments.

IN WITNESS WHEREOF, the Trustee and the Sponsor have caused this Fifth Amendment to be executed by their duly authorized officers effective as of the day and year first above written.

CMB ASHLAND INC.

By: ______________ 12/16/97
Date

FIDELITY MANAGEMENT TRUST COMPANY

By: ______________ 1/9/98
Vice President
Date

SIXTH AMENDMENT TO THE TRUST AGREEMENT BETWEEN
FIDELITY MANAGEMENT TRUST COMPANY AND
ASHLAND INC.

THIS SIXTH AMENDMENT, dated as of the first day of February, 1998, by and between Fidelity Management Trust Company (the "Trustee") and Ashland Inc. (the "Sponsor");

WITNESSETH:

WHEREAS, the Trustee and the Sponsor heretofore entered into a Trust Agreement dated October 1, 1995, with regard to the Ashland Inc. Employees Savings Plan (the "Plan"); and

WHEREAS, the Trustee and the Sponsor now desire to amend said Trust Agreement as provided for in Section 13 thereof;

NOW THEREFORE, in consideration of the above premises the Trustee and the Sponsor hereby amend the Trust Agreement by:

(1) Effective January 1, 1998, amending Schedule "B" by deleting the "Annual Participant Fee" section and restating the "Note" section as follows:

Note: These fees have been negotiated and accepted based on the following Plan characteristics: total current plan assets of $811.3 million, current participation of 15,453 participants, current stock assets of $145.9 million, total Fidelity managed Mutual Fund assets of $343.7 million, total Strategy Fund assets of $123.6 million, total Outside/Fundsnet Fund assets of $198.1 million and projected net cash flows of $3.9 million per year. Fees will be subject to revision if these Plan characteristics change significantly by either falling below or exceeding current or projected levels. Fees also have been based on the use of up to 8 investment options, and such fees will be subject to revision if additional investment options are added.

IN WITNESS WHEREOF, the Trustee and the Sponsor have caused this Sixth Amendment to be executed by their duly authorized officers effective as of the day and year first above written.

ASHLAND INC.

By: [signature] 2/2/98
Date

FIDELITY MANAGEMENT TRUST COMPANY

By: [signature] 3/3/98
Date

CMB

SEVENTH AMENDMENT TO THE TRUST AGREEMENT BETWEEN
FIDELITY MANAGEMENT TRUST COMPANY AND
ASHLAND INC.

THIS SEVENTH AMENDMENT, dated as of the first day of July, 1998, by and between Fidelity Management Trust Company (the "Trustee") and Ashland Inc. (the "Sponsor");

WITNESSETH:

WHEREAS, the Trustee and the Sponsor heretofore entered into a Trust Agreement dated October 1, 1995, with regard to the Ashland Inc. Employee Savings Plan (the "Plan"); and

WHEREAS, the Trustee and the Sponsor now desire to amend said Trust Agreement as provided for in Section 13 thereof;

NOW THEREFORE, in consideration of the above premises the Trustee and the Sponsor hereby amend the Trust Agreement by:

(1) Amending Section 4(b), Available Investment Options, by redefining "Mutual Funds" as follows:

(i) securities issued by investment companies advised by Fidelity Management & Research Company ("Fidelity Mutual Funds") and certain securities issued by registered investment companies not advised by Fidelity Management & Research Company ("Non-Fidelity Mutual Funds") (collectively referred to as "Mutual Funds").

(2) Amending Section 4(d), Mutual Funds, by inserting the following sentence before the first sentence:

All transactions involving Mutual Funds which are not advised by Fidelity Management & Research Company ("Non-Fidelity Mutual Funds") shall be done in accordance with the Operational Guidelines for Non-Fidelity Mutual Funds attached hereto as Schedule "I".

(3) Amending the "investment options" section of Schedules "A" and "C" by adding the following:

- Spartan U.S. Equity Index Fund
- Fidelity Blue Chip Growth Fund
- PIMCO Mid-Cap Growth Fund
- PIMCO Total Return Fund
- Franklin Small Cap Growth Fund I

(4) Amending Schedule "B" by adding "Non-Fidelity Mutual Funds" as follows:

Non-Fidelity Mutual Funds:	.35% annual administration fee on the PIMCO Mid-Cap Growth Fund and the Franklin Small Cap Growth Fund I; .25% trust administration fee on all other Non-Fidelity Mutual Fund assets

(to be paid by the Non-Fidelity Mutual Fund vendor).

(5) Adding Schedule "I", Operational Guidelines for Non-Fidelity Mutual Funds, as attached.

IN WITNESS WHEREOF, the Trustee and the Sponsor have caused this Seventh Amendment to be executed by their duly authorized officers effective as of the day and year first above written.

ASHLAND INC.

By: ____________________ Date

FIDELITY MANAGEMENT TRUST COMPANY

By: ____________________ 6/15/98 Date

Schedule "I"

OPERATIONAL GUIDELINES FOR NON-FIDELITY MUTUAL FUNDS

Pricing

By 7:00 p.m. Eastern Time ("ET") each Business Day, the Non-Fidelity Mutual Fund Vendor (Fund Vendor) will input the following information ("Price Information") into the Fidelity Participant Recordkeeping System ("FPRS") via the remote access price screen that Fidelity Investments Institutional Operations Company, Inc. ("FIIOC"), an affiliate of the Trustee, has provided to the Fund Vendor: (1) the net asset value for each Fund at the Close of Trading, (2) the change in each Fund's net asset value from the Close of Trading on the prior Business Day, and (3) in the case of an income fund or funds, the daily accrual for interest rate factor ("mil rate"). FIIOC must receive Price Information each Business Day (a "Business Day" is any day the New York Stock Exchange is open). If on any Business Day the Fund Vendor does not provide such Price Information to FIIOC, FIIOC shall pend all associated transaction activity in the Fidelity Participant Recordkeeping System ("FPRS") until the relevant Price Information is made available by Fund Vendor.

Trade Activity and Wire Transfers

By 7:00 a.m. ET each Business Day following Trade Date ("Trade Date plus One"), FIIOC will provide, via facsimile, to the Fund Vendor a consolidated report of net purchase or net redemption activity that occurred in each of the Funds up to 4:00 p.m. ET on the prior Business Day. The report will reflect the dollar amount of assets and shares to be invested or withdrawn for each Fund. FIIOC will transmit this report to the Fund Vendor each Business Day, regardless of processing activity. In the event that data contained in the 7:00 a.m. ET facsimile transmission represents estimated trade activity, FIIOC shall provide a final facsimile to the Fund Vendor by no later than 9:00 a.m. ET. Any resulting adjustments shall be processed by the Fund Vendor at the net asset value for the prior Business Day.

The Fund Vendor shall send via regular mail to FIIOC transaction confirms for all daily activity in each of the Funds. The Fund Vendor shall also send via regular mail to FIIOC, by no later than the fifth Business Day following calendar month close, a monthly statement for each Fund. FIIOC agrees to notify the Fund Vendor of any balance discrepancies within twenty (20) Business Days of receipt of the monthly statement.

For purposes of wire transfers, FIIOC shall transmit a daily wire for aggregate purchase activity and the Fund Vendor shall transmit a daily wire for aggregate redemption activity, in each case including all activity across all Funds occurring on the same day.

Prospectus Delivery

FIIOC shall be responsible for the timely delivery of Fund prospectuses and periodic Fund reports ("Required Materials") to Plan participants, and shall retain the services of a third-party vendor to handle such mailings. The Fund Vendor shall be responsible for all materials and production costs, and hereby agrees to provide the Required Materials to the third-party vendor selected by FIIOC. The Fund Vendor shall bear the costs of mailing annual Fund reports to Plan participants. FIIOC shall bear the costs of mailing prospectuses to Plan participants.

Proxies

The Fund Vendor shall be responsible for all costs associated with the production of proxy materials. FIIOC shall retain the services of a third-party vendor to handle proxy solicitation mailings and vote tabulation. Expenses associated with such services shall be billed directly to the Fund Vendor by the third-party vendor.

Participant Communications

The Fund Vendor shall provide internally-prepared fund descriptive information approved by the Funds' legal counsel for use by FIIOC in its written participant communication materials. FIIOC shall utilize historical performance data obtained from third-party vendors (currently Morningstar, Inc., FACTSET Research Systems and Lipper Analytical Services) in telephone conversations with plan participants and in quarterly participant statements. The Sponsor hereby consents to FIIOC's use of such materials and acknowledges that FIIOC is not responsible for the accuracy of such third-party information. FIIOC shall seek the approval of the Fund Vendor prior to retaining any other third-party vendor to render such data or materials under this Agreement.

Compensation

FIIOC shall be entitled to fees as set forth in a separate agreement with the Fund Vendor.

EIGHTH AMENDMENT TO THE TRUST AGREEMENT BETWEEN
FIDELITY MANAGEMENT TRUST COMPANY AND
ASHLAND INC.

THIS EIGHTH AMENDMENT, dated as of the first day of July, 1998, by and between Fidelity Management Trust Company (the "Trustee") and Ashland Inc. (the "Sponsor");

WITNESSETH:

WHEREAS, the Trustee and the Sponsor heretofore entered into a Trust Agreement dated October 1, 1995, with regard to the Ashland Inc. Employee Savings Plan (the "Plan"); and

WHEREAS, the Trustee and the Sponsor now desire to amend said Trust Agreement as provided for in Section 13 thereof;

NOW THEREFORE, in consideration of the above premises the Trustee and the Sponsor hereby amend the Trust Agreement by:

(1) Amending the "investment options" section of Schedules "A" and "C" by replacing all references to the Spartan U.S. Equity Index Fund with the following:

- Fidelity U.S. Equity Index Commingled Pool

IN WITNESS WHEREOF, the Trustee and the Sponsor have caused this Eighth Amendment to be executed by their duly authorized officers effective as of the day and year first above written.

ASHLAND INC.	FIDELITY MANAGEMENT TRUST COMPANY
CMB By: [signature] 6/17/98 Date	By: Cheryl L. Gladstone 7/7/98 Date

NINTH AMENDMENT TO THE TRUST AGREEMENT BETWEEN FIDELITY MANAGEMENT TRUST COMPANY AND ASHLAND INC.

THIS NINTH AMENDMENT, dated as of the first day of January, 1999, by and between Fidelity Management Trust Company (the "Trustee") and Ashland Inc. (the "Sponsor");

WITNESSETH:

WHEREAS, the Trustee and the Sponsor heretofore entered into a Trust Agreement dated October 1, 1995, with regard to the Ashland Inc. Employee Savings Plan (the "Plan"); and

WHEREAS, the Trustee and the Sponsor now desire to amend said Trust Agreement as provided for in Section 13 thereof;

NOW THEREFORE, in consideration of the above premises the Trustee and the Sponsor hereby amend the Trust Agreement by:

(1) Amending the "money classifications" section of Schedule "A" to add the following:

- Post-1998 Company Match

(2) Amending Schedule "H" Operating Procedures for the Low Volatility Fund & the Packaged Investment Funds, by adding the following paragraph after the section entitled Aggressive Strategy Fund:

Voting

The Trustee as is to vote the shares of any Mutual Fund in which the assets of the Packaged Investment Funds are invested in the same proportions as shares of those Mutual Funds were voted pursuant to participant direction under Section 4(d)(ii). With respect to all rights other than the right to vote, FMTC shall follow the directions of Ashland Inc.

IN WITNESS WHEREOF, the Trustee and the Sponsor have caused this Ninth Amendment to be executed by their duly authorized officers effective as of the day and year first above written.

ASHLAND INC.

CMB By: [signature] 12/11/98
Date

FIDELITY MANAGEMENT TRUST COMPANY

By: Carolyn Fedder 12/30/98
Date

TENTH AMENDMENT TO THE TRUST AGREEMENT BETWEEN FIDELITY MANAGEMENT TRUST COMPANY AND ASHLAND INC.

THIS TENTH AMENDMENT, dated as of the first day of February, 2000, by and between Fidelity Management Trust Company (the "Trustee") and Ashland Inc. ("Ashland");

WITNESSETH:

WHEREAS, the Trustee and Ashland heretofore entered into a Trust Agreement dated October 1, 1995, with regard to the Ashland Inc. Employee Savings Plan (the "Plan"); and

WHEREAS, Ashland hereby directs the Trustee that, effective February 1, 2000, shares of common stock of Arch Coal, Inc. may be paid to the Plan as a stock dividend on shares of Ashland Common Stock; and

WHEREAS, Ashland has informed the Trustee that **effective March 1, 2000**, the Plan shall be amended to designate the Ashland Restricted Stock Fund as an employee stock ownership plan, qualified under sections 401(a) and 4975(e)(7) of the Code, whose assets may be invested, without limitation, in qualifying employer securities, as defined in Section 407(d)(5) of ERISA, and provide benefits for the Ashland's eligible employees and their beneficiaries primarily through the distribution of Ashland Common Stock;

WHEREAS, the Trustee and Ashland now desire to amend said Trust Agreement as provided for in Section 13 thereof;

NOW THEREFORE, in consideration of the above premises the Trustee and Ashland hereby amend the Trust Agreement by:

(1) Amending Section 4(b) Available Investment Options, by adding a new subsection (vi), as follows:

(vi) the Arch Coal Stock Fund

(2) Amending Section 4(e) Ashland Common Stock, as follows:

By deleting the first sentence of the first paragraph, in its entirety, and replacing it, as follows:

Trust investments in Ashland Common Stock shall be made via the Ashland Common Stock Fund and the Ashland Restricted Stock Fund. Trust investments in the common stock of Arch Coal, Inc. shall be made via the Arch Coal Stock Fund and the Arch Coal Stock Fund shall be administered consistent with the applicable provisions of the Plan, this Trust and any administrative procedural guidelines agreed to by and between Ashland and the Trustee. Individually and collectively, the Ashland Common Stock Fund, the Ashland Restricted Stock Fund, and the Arch Coal Stock Fund shall be known as the "Stock Funds". The Stock Funds shall consist of shares of Ashland Common Stock (in the Ashland Common Stock Fund and the Ashland Restricted Stock Fund), shares of the common stock of Arch Coal, Inc. (in the Arch Coal Stock Fund) and short-term liquid investments, including Fidelity Institutional Cash Portfolios: Money Market Portfolio: Class A or such other Mutual Fund or commingled money market pool as agreed to by Ashland and the Trustee, necessary to satisfy the Stock Fund's cash needs for transfers and payments. **For the remainder of this Section 4(e) only**, except where the context of the sentence indicates otherwise, the general term "Ashland Common Stock" shall refer to shares of the common stock of Ashland Inc. in the Ashland Common Stock Fund and the Ashland Restricted Stock Fund and to shares of the common stock of Arch Coal, Inc. in the Arch Coal Stock Fund.

By deleting the last two sentences of the first paragraph, in their entirety, and replacing them, as follows:

Dividends received by the Ashland Common Stock Fund shall be reinvested in additional shares of the common stock of Ashland Inc. Dividends received by the Ashland Restricted Stock Fund shall be reinvested in additional shares of the common stock of Ashland Inc. until February 29, 2000. **Effective March 1, 2000**, dividends received by the Ashland Restricted Stock Fund shall be passed through to Plan participants invested in the Ashland Restricted Stock Fund pursuant to the procedures set forth on Schedule "J" attached hereto. Dividends received by the Arch Coal Stock Fund shall be reinvested in shares of common stock of Arch Coal, Inc. Investments in Ashland Common Stock shall be subject to the following limitations:

(3) Amending the "investment options" portion of Schedules "A" and "C" by adding the following to the list of available investment options:

- Arch Coal Stock Fund (frozen to participant-directed contributions and exchanges in)

(4) Amending Schedule "B" Fee Schedule, as follows:

Effective March 1, 2000, adding a new "Dividend Pass Through Fee" section, as follows:

Dividend Pass Through Fee:	$16,000 initial set-up fee. $3.00 per distribution check.

By restating the "Trustee Fee" section, in its entirety, as follows:

To the extent that assets are invested in Ashland Common Stock in the Ashland Common Stock Fund and/or the Ashland Restricted Stock Fund, .10% of such assets in the Trust, subject to an annual minimum of $10,000 and an annual maximum of $60,000, payable pro rata quarterly on the basis of such assets as of the calendar quarter's last valuation date.

To the extent that assets are invested in Ashland Common Stock in the Arch Coal Stock Fund, .10% of such assets in the Trust, subject to an annual minimum of $10,000 and an annual maximum of $35,000, payable pro rata quarterly on the basis of such assets as of the calendar quarter's last valuation date.

(5) Amending Schedule "G" Telephone Exchange Guidelines" by restating the "Exchange Restriction" section, in its entirety, as follows:

Exchange Restrictions

Participants shall not be permitted to make contributions or exchanges into the Arch Coal Stock Fund.
Investments in the Stock Funds will consist primarily of shares of Ashland Common Stock. However, in order to satisfy daily participant requests for exchanges, loans and withdrawals, the Stock Funds will also hold cash or other short-term liquid investments in an amount that has been agreed to in writing by Ashland and the Trustee. The Trustee will be responsible for ensuring that the percentage of these investments falls within the agreed upon range over time. However, if there is insufficient liquidity in the Stock Funds to allow for such activity, the Trustee will sell shares of Ashland Common Stock or shares of Arch Coal Common Stock, as appropriate, in the open market. Exchange and redemption transactions will be processed as soon as proceeds from the sale of Ashland Common Stock are received.

(6) **Effective March 1, 2000**, adding a new Schedule "J", Cash Dividend Operating Procedures, as attached hereto.

IN WITNESS WHEREOF, the Trustee and Ashland have caused this Tenth Amendment to be executed by their duly authorized officers effective as of the day and year first above written.

ASHLAND INC.	**FIDELITY MANAGEMENT TRUST COMPANY**
By: [signature] Feb 4, 2000	**By:** Carolyn Fedder 3/10/00
Date	**Date**

Schedule "J"

CASH DIVIDEND OPERATING PROCEDURES

Ashland Inc. ("Ashland") and Fidelity Management Trust Company (the "Trustee") hereby agree that the cash dividend pass-through program with respect to the Ashland Restricted Stock Fund (the "Ashland Restricted Stock Fund") shall be administered in accordance with the following procedures.

Definitions:

"Dividend Pay Date" shall mean the business day the Trustee receives funding for the Ashland Restricted Stock Fund dividends from the transfer agent.

Procedures:

1. Ashland shall, as soon as practicable, inform the Trustee of the expected dividend dates (record date, ex-dividend date and payment date) and the anticipated amount of the dividend.

2. The Trustee shall determine the amount of dividends attributable to each participant eligible for the dividend pass-through, and who is invested in the Ashland Restricted Stock Fund on ex-dividend date, as follows: The Trustee shall calculate the dividend per unit in the Ashland Restricted Stock Fund by dividing the total dividend received for shares held within the Ashland Restricted Stock Fund by the total number of units outstanding on ex-dividend date. The amount of dividend attributable to each eligible participant shall be determined by multiplying the dividend per unit by the amount of units held by each eligible participant on ex-dividend date.

3. On the Dividend Payable Date, the transfer agent shall wire to the Trustee the funding for the dividends paid to the Ashland Employee Savings Plan, as calculated under Section 2 above.

4. On the business day following Dividend Payable Date, the Trustee shall begin the processing of checks for eligible participants with balances in the Ashland Restricted Stock Fund on ex-dividend date.

ASHLAND INC.	FIDELITY MANAGEMENT TRUST COMPANY
By: [signature] Feb 4, 2000	By: [signature] 3/10/00
Date	Date

ELEVENTH AMENDMENT TO TRUST AGREEMENT BETWEEN FIDELITY MANAGEMENT TRUST COMPANY AND ASHLAND INC.

THIS ELEVENTH AMENDMENT, dated as of the first day of May, 2000, by and between Fidelity Management Trust Company (the "Trustee") and Ashland Inc. (the "Sponsor");

WITNESSETH:

WHEREAS, the Trustee and the Sponsor heretofore entered into a Trust Agreement dated October 1, 1995, with regard to the Ashland Inc. Employee Savings Plan (the "Plan"); and

WHEREAS, the Trustee and the Sponsor now desire to amend said Trust Agreement as provided for in Section 13 thereof;

NOW THEREFORE, in consideration of the above premises, the Trustee and the Sponsor hereby amend the Trust Agreement by:

(1) Amending Section 7(e), Indemnification to add the following.

Special Indemnification for Fidelity PortfolioPlanner[SM]. The Trustee shall indemnify the Sponsor against and hold the Sponsor harmless from any and all such loss, damage, penalty, liability, cost, and expense, including without limitation, reasonable attorney's fees and disbursements, that may be incurred by, imposed upon, or asserted against the Sponsor solely as a result of a) any defects in the investment methodology embodied in the target asset allocation or model portfolio provided through Fidelity PortfolioPlanner, except to the extent that any such loss, damage, penalty, liability, cost or expense arises from information provided by the participant, the Sponsor or third parties; or b) any prohibited transactions resulting from the provision by the Trustee of Fidelity PortfolioPlanner.

(2) Amending Section F, Communicarion Services, of Schedule "A" by adding the following:

Fidelity PortfolioPlanner[SM], an internet-based educational service for participants that generates target asset allocations and model portfolios customized to investment options in the Plan(s) based upon methodology provided by Strategic Advisers, Inc., an affiliate of the Trustee. The Sponsor acknowledges that it has received the ADV Part II for Strategic Advisers, Inc. more than 48 hours prior to executing the Trust agreement.

IN WITNESS WHEREOF, the Trustee and the Sponsor have caused this Eleventh Amendment to be executed by their duly authorized officers effective as of the day and year first above written.

ASHLAND INC.	FIDELITY MANAGEMENT TRUST COMPANY
By: 4/18/00 Date	By: 8/11/00 Vice President Date

TWELFTH AMENDMENT TO TRUST AGREEMENT BETWEEN FIDELITY MANAGEMENT TRUST COMPANY AND ASHLAND INC.

THIS TWELFTH AMENDMENT, dated as of the first day of September, 2000, by and between Fidelity Management Trust Company (the "Trustee") and Ashland Inc. (the "Sponsor");

WITNESSETH:

WHEREAS, the Trustee and the Sponsor heretofore entered into a Trust Agreement dated October 1, 1995, with regard to the Ashland Inc. Employee Savings Plan (the "Plan"); and

WHEREAS, the Trustee has informed the Sponsor that the Shears Construction, L.P. 401(k) Retirement Savings Plan is merging into the Plan; and

WHEREAS, the Trustee and the Sponsor now desire to amend said Trust Agreement as provided for in Section 13 thereof;

NOW THEREFORE, in consideration of the above premises, the Trustee and the Sponsor hereby amend the Trust Agreement by:

(1) Amending the "money classifications" section of Schedule "A" to add the following.

- Shears Before Tax
- Shears Company Match
- Shears Rollover

IN WITNESS WHEREOF, the Trustee and the Sponsor have caused this Twelfth Amendment to be executed by their duly authorized officers effective as of the day and year first above written.

ASHLAND INC.	FIDELITY MANAGEMENT TRUST COMPANY
By: Charles H. Seal 8/23/2000	By: Carolyn Bedder 9/5/00
Date	Vice President Date

THIRTEENTH AMENDMENT TO TRUST AGREEMENT BETWEEN FIDELITY MANAGEMENT TRUST COMPANY AND ASHLAND INC.

THIS THIRTEENTH AMENDMENT, dated as of the first day of November, 2000, by and between Fidelity Management Trust Company (the "Trustee") and Ashland Inc. (the "Sponsor");

WITNESSETH:

WHEREAS, the Trustee and the Sponsor heretofore entered into a Trust Agreement dated October 1, 1995, with regard to the Ashland Inc. Employee Savings Plan (the "Plan"); and

WHEREAS, the Trustee and the Sponsor now desire to amend said Trust Agreement as provided for in Section 13 thereof;

NOW THEREFORE, in consideration of the above premises, the Trustee and the Sponsor hereby amend the Trust Agreement by:

(1) Amending Section 4(k), Trustee Powers, to add the following:

(ix) To borrow funds from a bank not affiliated with the Trustee in order to provide sufficient liquidity to process Plan transactions in a timely fashion; provided that the cost of such borrowing shall be allocated in a reasonable fashion to the investment fund(s) in need of liquidity.

IN WITNESS WHEREOF, the Trustee and the Sponsor have caused this Thirteenth Amendment to be executed by their duly authorized officers effective as of the day and year first above written.

ASHLAND INC.	FIDELITY MANAGEMENT TRUST COMPANY
By: 10/21/00	By: 11/10/2000
Date	Vice President Date

FOURTEENTH AMENDMENT TO TRUST AGREEMENT BETWEEN FIDELITY MANAGEMENT TRUST COMPANY AND ASHLAND INC.

THIS FOURTEENTH AMENDMENT, dated as of the fifteenth day of November, 2000, by and between Fidelity Management Trust Company (the "Trustee") and Ashland Inc. (the "Sponsor");

WITNESSETH:

WHEREAS, the Trustee and the Sponsor heretofore entered into a Trust Agreement dated October 1, 1995, with regard to the Ashland Inc. Employee Savings Plan (the "Plan"); and

WHEREAS, the Trustee and the Sponsor now desire to amend said Trust Agreement as provided for in Section 13 thereof;

NOW THEREFORE, in consideration of the above premises, the Trustee and the Sponsor hereby amend the Trust Agreement by:

(1) Effective August 31, 2000, replacing all references to loan and withdrawal requests via the telephone exchange system with the following:

Directions shall be made by Plan participants by telephone, the Internet, or in such other manner as may be agreed to from time to time by the Sponsor and Trustee.

(2) Adding a new Section 16, Electronic Services, as follows:

Section 16. Electronic Services.

(a) The Trustee may provide communications and services ("Electronic Services") and/or software products ("Electronic Products") via electronic media, including, but not limited to Fidelity Plan Sponsor WebStation. The Sponsor and its agents agree to use such Electronic Services and Electronic Products only in the course of reasonable administration of or participation in the Plan and to keep confidential and not publish, copy, broadcast, retransmit, reproduce, commercially exploit or otherwise redisseminate the Electronic Products or Electronic Services or any portion thereof without the Trustee's written consent, except, in cases where Trustee has specifically notified the Sponsor that the Electronic Products or Services are suitable for delivery to Sponsor's plan participants, for non-commercial personal use by participants or beneficiaries with respect to their participation in the plan or for their other retirement planning purposes.

(b) The Sponsor shall be responsible for installing and maintaining all Electronic Products, (including any programming required to accomplish the installation) and for displaying any and all content associated with Electronic Services on its computer network and/or Intranet so that such content will appear exactly as it appears when delivered to Sponsor. All Electronic Products and Services shall be clearly identified as originating from the Trustee or its affiliate. The Sponsor shall promptly remove Electronic Products or Services from its computer network and/or Intranet, or replace the Electronic Products or Services with updated products or services provided by the Trustee, upon written notification (including written notification via facsimile) by the Trustee.

(c) All Electronic Products shall be provided to the Sponsor without any express or implied legal warranties or acceptance of legal liability by the Trustee, and all Electronic Services shall be provided to the Sponsor without acceptance of legal liability related to or arising out of the electronic nature of the delivery or provision of such Services. Except as otherwise stated in this Agreement, no rights are conveyed to any property, intellectual or tangible, associated with the contents of the Electronic Products or Services and related material. The Trustee hereby grants to the Sponsor a non-exclusive, non-transferable revocable right and license to use the Electronic Products and Services in accordance with the terms and conditions of this Agreement.

(d) To the extent that any Electronic Products or Services utilize Internet services to transport data or communications, the Trustee will take, and Sponsor agrees to follow, reasonable security precautions, however, the Trustee disclaims any liability for interception of any such data or communications. The Trustee reserves the right not to accept data or communications transmitted via electronic media by the Sponsor or a third party if it determines that the media does not provide adequate data security, or if it is not administratively feasible for the Trustee to use the data security provided. The Trustee shall not be responsible for, and makes no warranties regarding access, speed or availability of Internet or network services, or any other service required for electronic communication. The Trustee shall not be responsible for any loss or damage related to or resulting from any changes or modifications to the Electronic Products or Services after delivering it to the Sponsor.

(3) Amending Schedule "B" by restating the first bullet point as follows:

- Other Fees: separate charges for optional non-discrimination testing, extraordinary expenses resulting from large numbers of simultaneous manual transactions, from errors not caused by Fidelity, reports not contemplated in this Agreement, corporate actions, or the provision of communications materials in hard copy which are also accessible to participants via electronic services in the event that the provision of such material in hard copy would result in an additional expense deemed to be material. The Administrator may withdraw reasonable administrative fees from the Trust by written direction to the Trustee.

IN WITNESS WHEREOF, the Trustee and the Sponsor have caused this Fourteenth Amendment to be executed by their duly authorized officers effective as of the day and year first above written.

ASHLAND INC.

By: ______________________ Date

CWB

FIDELITY MANAGEMENT TRUST COMPANY

By: ______________________ 11/17/10
Vice President Date

FIFTEENTH AMENDMENT TO TRUST AGREEMENT BETWEEN FIDELITY MANAGEMENT TRUST COMPANY AND ASHLAND INC.

THIS FIFTEENTH AMENDMENT, dated as of the fifth day of June, 2001, by and between Fidelity Management Trust Company (the "Trustee") and Ashland Inc. (the "Sponsor");

WITNESSETH:

WHEREAS, the Trustee and the Sponsor heretofore entered into a Trust Agreement dated October 1, 1995, with regard to the Ashland Inc. Employee Savings Plan (the "Plan"); and

WHEREAS, the Trustee and the Sponsor now desire to amend said Trust Agreement as provided for in Section 13 thereof;

NOW THEREFORE, in consideration of the above premises, the Trustee and the Sponsor hereby amend the Trust Agreement by:

(1) Amending and restating the first paragraph of Section 4(e), "Ashland Common Stock", as follows:

(e) Ashland Stock. Trust investments in Ashland Common Stock shall be made via the Ashland Common Stock Fund and the Ashland Restricted Stock Fund. Trust investments in the common stock of Arch Coal, Inc. shall be made via the Arch Coal Stock Fund and the Arch Coal Stock Fund shall be administered consistent with the applicable provisions of the Plan, this Trust and any administrative procedural guidelines agreed to by and between Ashland and the Trustee. Individually and collectively the Ashland Common Stock, the Ashland Restricted Stock and the Arch Coal Stock shall be know as "Stock". Individually and collectively, the Ashland Common Stock Fund, the Ashland Restricted Stock Fund, and the Arch Coal Stock Fund shall be know as the "Stock Funds". The Stock Funds shall consist primarily of shares of Ashland Common Stock (in the Ashland Common Stock Fund and the Ashland Restricted Stock Fund) and shares of the common stock of Arch Coal, Inc. (in the Arch Coal Stock Fund). The Stock Funds shall also include cash or short-term liquid investments, in accordance with this paragraph, in amounts designed to satisfy daily participant exchange or withdrawal requests. Such holdings will include Colchester Street Trust: Money Market Portfolio: Class I or such other Mutual Fund or commingled money market pool as agreed to in writing by Ashland and Trustee. Ashland shall, after consultation with the Trustee, establish and communicate to the Trustee in writing a target percentage and drift allowance for such short-term liquid investments. Subject to its ability to execute open-market trades in Stock or to otherwise trade with Ashland, the Trustee shall be responsible for ensuring that the short-term investments held in the Stock Funds falls within the agreed-upon range over time. Each participant's proportional interest in the Stock Funds shall be measured in units of participation, rather than shares of Stock. Such units shall represent a proportionate interest in all of the assets of the Stock Fund, which includes shares of

Stock, short-term investments and at times, receivables and payables (such as receivables and payables arising out of unsettled stock trades). The Trustee shall determine a daily net asset value ("NAV") for each unit outstanding of the Stock Funds. Valuation of the Stock Funds shall be based upon: (a) the New York Stock Exchange ("NYSE") closing price of the stock; or (b) if unavailable, the latest available price as reported by the principal national securities exchange on which the Stock is traded (the "Closing Price"); or (c) if neither is available, the price determined in good faith by the Trustee. The NAV shall be adjusted for gains or losses realized on sales of Stock, appreciation or depreciation in the value of those shares owned, and interest on the short-term investments held by the Stock Funds, payables and receivables for pending stock trades, and payables for other expenses of the Stock Funds, including principal obligations, if any, and expenses that, pursuant to Sponsor direction, the Trustee accrues or pays from the Stock Funds. At the direction of the Sponsor, the NAV may also be adjusted for commissions on purchases and sales of Stock. Dividends received by the Ashland Common Stock Fund shall be reinvested in additional shares of the common stock of Ashland Inc. Dividends received by the Ashland Restricted Stock Fund shall be passed through to Plan participants invested in the Ashland Restricted Stock Fund pursuant to the procedures set forth on Schedule "J" attached hereto.

Notwithstanding the foregoing paragraph, no Participant shall receive a cash dividend where the dividends attributable to such Participant with respect to the Ashland Common Stock Fund exceed $10.00 for any given dividend payment. In the event dividends attributable to any Participant are $10.00 or less, the dividends shall be reinvested in the Ashland Common Stock Fund as if the Participant had so elected.

Dividends received by the Arch Coal Stock Fund shall be reinvested in shares of the common stock of Arch Coal, Inc.

IN WITNESS WHEREOF, the Trustee and the Sponsor have caused this Fifteenth Amendment to be executed by their duly authorized officers effective as of the day and year first above written.

ASHLAND INC.

By: ____________________ Date

FIDELITY MANAGEMENT TRUST COMPANY

By ____________________ 7/11/01
Vice President Date

AMENDMENT TO TRUST AGREEMENT BETWEEN FIDELITY MANAGEMENT TRUST COMPANY AND ASHLAND INC.

THIS AMENDMENT, effective as of the date first signed below, by and between Fidelity Management Trust Company (the "Trustee") and Ashland Inc. (the "Sponsor");

WITNESSETH:

WHEREAS, the Trustee and the Sponsor heretofore entered into a Trust Agreement dated October 1, 1995, with regard to the Ashland Inc. Employee Savings Plan (the "Plan"); and

WHEREAS, the Trustee and the Sponsor now desire to amend said Trust Agreement as provided for in Section 13 thereof;

NOW THEREFORE, in consideration of the above premises, the Trustee and the Sponsor hereby amend the Trust Agreement by:

(1) Restating Section 4(e) in its entirety, as follows:

(e) Ashland Stock. Trust investments in Ashland Common Stock shall be made via the Ashland Common Stock Fund and the Ashland Restricted Stock Fund. Trust investments in the common stock of Arch Coal, Inc. shall be made via the Arch Coal Stock Fund and the Arch Coal Stock Fund shall be administered consistent with the applicable provisions of the Plan, this Trust and any administrative procedural guidelines agreed to by and between Ashland and the Trustee. Individually and collectively the Ashland Common Stock, the Ashland Restricted Stock and the Arch Coal Stock shall be know as "Stock". Individually and collectively, the Ashland Common Stock Fund, the Ashland Restricted Stock Fund, and the Arch Coal Stock Fund shall be know as the "Stock Funds". The Stock Funds shall consist primarily of shares of Ashland Common Stock (in the Ashland Common Stock Fund and the Ashland Restricted Stock Fund) and shares of the common stock of Arch Coal, Inc. (in the Arch Coal Stock Fund). The Stock Funds shall also include cash or short-term liquid investments, in accordance with this paragraph, in amounts designed to satisfy daily participant exchange or withdrawal requests. Such holdings will include Colchester Street Trust: Money Market Portfolio: Class I or such other Mutual Fund or commingled money market pool as agreed to in writing by Ashland and Trustee. Ashland shall, after consultation with the Trustee, establish and communicate to the Trustee in writing a target percentage and drift allowance for such short-term liquid investments. Subject to its ability to execute open-market trades in Stock or to otherwise trade with Ashland, the Trustee shall be responsible for ensuring that the short-term investments held in the Stock Funds falls within the agreed-upon range over time. Each participant's proportional interest in the Stock Funds shall be measured in units of participation, rather than shares of Stock. Such units shall represent a proportionate interest in all of the assets of the Stock Fund, which includes shares of Stock, short-term investments and at times, receivables and payables (such as receivables and payables arising out of unsettled stock trades). The Trustee shall determine a daily net asset value ("NAV") for each unit outstanding of the Stock Funds. Valuation of the Stock Funds shall be based upon: (a) the New York Stock Exchange ("NYSE") closing price of the stock; or (b) if unavailable, the latest available price as reported by the principal national securities exchange on which the Stock is traded (the "Closing Price"); or (c) if neither is available, the price determined in good faith by the Trustee. The NAV shall be adjusted for gains or losses realized on sales of Stock, appreciation or depreciation in the value of those shares owned, and interest on the short-term investments held by the Stock Funds, payables and receivables for pending stock trades, and payables for other expenses of the Stock Funds, including principal obligations, if any, and expenses that, pursuant to Sponsor direction, the Trustee accrues or pays from the Stock Funds. At the direction of the Sponsor, the NAV may also be adjusted for commissions on purchases and sales of Stock. Dividends received by the Ashland Common Stock Fund shall be reinvested in additional shares of the common stock of Ashland Inc. Dividends received by the Ashland Restricted Stock Fund shall be passed through to Plan participants invested in the Ashland Restricted Stock Fund pursuant to the procedures set forth on Schedule "J" attached hereto. Dividends received by the Arch Coal Stock Fund shall be reinvested in shares of the common stock of Arch Coal, Inc.

(i) Acquisition Limit. Pursuant to the Plan, the Trust may be invested in Ashland Common Stock, Ashland Restricted Stock and Arch Coal Stock to the extent necessary to comply with investment directions in accordance with this Agreement. Ashland shall be responsible for providing specific direction on any acquisition limits required by the Plan or applicable law.

(ii) Fiduciary Duty.

(A) The Trustee shall have no duty to monitor the suitability under the fiduciary duty rules of section 404(a)(1) of ERISA (as modified by section 404(a)(2) of ERISA) of acquiring and holding Stock. The Trustee shall not be liable for any loss or expense which arises from the directions of the Named Fiduciary with respect to the acquisition and holding of Stock, unless it is clear on their face that the actions to be taken under those directions would be prohibited by the foregoing fiduciary duty rules or would be contrary to the terms of this Agreement.

(B) Each participant with an interest in Stock (or, in the event of the participant's death, his beneficiary) is, for purposes of this Section 4(e)(ii), hereby designated as a "named fiduciary" (within the meaning of Section 403(a)(1) of ERISA), with respect to a pro rata portion of allocated shares not purchased at the direction of participants, and such participant (or beneficiary) shall have the right to direct the Trustee as to the manner in which the Trustee is to vote or tender such shares.

(iii) Purchases and Sales of Stock. Unless otherwise directed by Ashland in writing pursuant to directions that the Trustee can administratively implement, the following provisions shall govern purchases and sales of Stock.

(A) Open Market Purchases and Sales. Purchase and sales of Stock shall be made on the open market in accordance with the Trustee's standard trading guidelines, as they may be amended by the Trustee from time to time, as necessary to honor exchange and withdrawal activity and to maintain the target cash percentage and drift allowance for the Stock Funds, provided that:

(1) If the Trustee is unable to purchase or sell the total number of shares required to be purchased or sold on such day as a result of market conditions; or

(2) If the Trustee is prohibited by the Securities and Exchange Commission, the New York Stock Exchange or principal exchange on which the Stock is traded, or any other regulatory body from purchasing or selling any or all of the shares required to be purchased or sold on such day, then the Trustee shall purchase or sell such shares as soon thereafter as administratively feasible.

(B) Purchases and Sales from or to Ashland. If directed by Ashland in writing prior to the trading date, the Trustee may purchase or sell Stock from or to Ashland if the purchase or sale is for adequate consideration (within the meaning of section 3(18) of ERISA) and no commission is charged. If Ashland contributions (employer) or contributions made by Ashland on behalf of the participants (employee) under the Plan are to be invested in Stock, Ashland may transfer Stock in lieu of cash to the Trust. In either case, the number of shares to be transferred will be determined by dividing the total amount of Stock to be purchased or sold by the Closing Price of the Stock on the trading date.

(C) Use of an Affiliated Broker. Ashland hereby directs the Trustee to use Fidelity Capital Markets, a division of National Financial Services LLC ("Capital Markets") to provide brokerage services in connection with any purchase or sale of Stock on the open market, except in circumstances where the Trustee has determined, in accordance with its standard trading guidelines or pursuant to Sponsor direction, to seek expedited settlement of the trades. Capital Markets shall execute such directions directly or through its affiliates. The provision of brokerage services shall be subject to the following:

(1) As consideration for such brokerage services, Ashland agrees that Capital Markets shall be entitled to remuneration under this direction provision in an amount of no more than three and one-fifth cents ($.032) commission on each share of Stock. Any change in such remuneration may be made only by written agreement between Ashland and Trustee.

(2) Any successor organization of Capital Markets, through reorganization, consolidation, merger or similar transactions, shall, upon consummation of such transaction, become the successor broker in accordance with the terms of this direction provision.

(3) The Trustee and Capital Markets shall continue to rely on this direction provision until notified to the contrary. Ashland reserves the right to terminate this direction upon written notice to Capital Markets (or its successor) and the Trustee, in accordance with Section 11 of this Agreement.

(iv) Execution of Purchases and Sales of Units. Unless otherwise directed in writing pursuant to directions that the Trustee can administratively implement, purchases and sales of units shall be made as follows:

(A) Subject to subparagraphs (B) and (C) below, purchases and sales of units in the Stock Fund (other than for exchanges) shall be made on the date on which the Trustee receives from the Administrator in good order all information, documentation, and wire transfers of funds (if applicable), necessary to accurately effect such transactions. Exchanges of units in the Stock Fund shall be made in accordance with the Exchange Guidelines attached hereto as Schedule "G.

(B) Aggregate sales of units in the Stock Fund on any day shall be limited to the Stock Fund's Available Liquidity for that day. For these purposes, Available Liquidity shall mean the amount of short-term investments held in the fund decreased by any outgoing cash for expenses then due, payables for loan principal, and obligations for pending stock purchases, and increased by incoming cash (such as contributions, exchanges in, loan repayments) and to the extent credit is available and allocable to the Stock Fund, receivables for pending stock sales. In the event that the requested sales exceed the Available Liquidity, then transactions shall be processed giving precedence to distributions, loans and withdrawals, and otherwise on a first-in first-out (FIFO) basis, as provided in Schedule "K" (the "Specified Hierarchy"). So long as the Stock Fund is open for such transactions, sales of units that are requested but not processed on a given day due to insufficient Available Liquidity shall be suspended until Available Liquidity is sufficient to honor such transactions in accordance with the Specified Hierarchy.

(C) The Trustee shall close the Stock Fund to sales or purchases of units, as applicable, on any date on which trading in the Stock has been suspended or substantial purchase or sale orders are outstanding and cannot be executed.

(v) Securities Law Reports. Ashland shall be responsible for filing all reports required under Federal or state securities laws with respect to the Trust's ownership of Stock, including, without limitation, any reports required under section 13 or 16 of the Securities Exchange Act of 1934, and shall immediately notify the Trustee in writing of any requirement to stop purchases or sales of Stock pending the filing of any report. The Trustee shall provide to the Named Fiduciary such information on the Trust's ownership of Stock as the Named Fiduciary may reasonably request in order to comply with Federal or state securities laws.

(vi) Voting and Tender Offers. Notwithstanding any other provision of this Agreement the provisions of this Section shall govern the voting and tendering of Stock. The Sponsor shall provide and pay for all printing, mailing, tabulation and other costs associated with the voting and tendering of Stock. The Trustee, after consultation with Ashland, shall prepare the necessary documents associated with the voting and tendering of Stock.

(A) Voting.

(1) Before each annual or special meeting of the shareholders of Stock, the Trustee shall send to each Plan participant with an interest in Stock through his participation in the Stock Funds, a copy of the notice of the meeting and the proxy solicitation materials for the meeting together with a voting instruction form to be returned to the Trustee or its designee requesting confidential written instructions on how Stock allocable to such participant's interest in the Stock Funds is to be voted by the Trustee. The materials furnished to participants shall include a notice explaining each participant's right to instruct the Trustee with respect to the voting of shares of Stock allocable to his interest in the Stock Funds, and shall state the method by which the Trustee shall vote shares for which it receives no instruction. Except to the extent required by law, these instructions will be held in confidence by the Trustee and its designee, and will not be divulged to Ashland, any Ashland officer or employee, or any other person except in the aggregate, unless otherwise required by law.

(2) Upon timely receipt of such instructions, the Trustee (after combining votes of allocable fractional shares to give effect to the greatest extent to participants' instructions) shall vote shares of Stock as instructed by the participants. Except as otherwise required by law, the Trustee shall vote shares of Stock for which it has received no instructions in the same proportion on each issue as it votes those shares allocable to a participant's proportional interest in the Stock Fund for which it has received voting instructions from participants.

(3) Ashland shall provide the Trustee with copies of the notice of any annual or special meeting of the shareholders of Stock and the proxy solicitation materials in sufficient time and number to allow timely distribution to participants as set out above.

(B) Tender Offers.

(1) Instructions to Trustee. In the event a tender offer shall be received by the Trustee for any shares of Stock held by the Trustee, the Trustee shall as soon as practicable distribute to each participant: (a) the materials distributed to Stock shareholders in connection with the tender offer; (b) a notice explaining a participant's rights to instruct the Trustee with respect to the tender of Stock allocable to his interest in the Stock Funds and stating the method by which the Trustee shall tender shares for which it receives no instruction; and (c) a form by which such participant may instruct the Trustee in writing whether or not to tender or exchange shares of Stock allocable to his interest in the Stock Funds. Ashland and the Trustee may also provide participants with such other material concerning the tender or exchange offer as the Trustee and Ashland in their discretion determine to be appropriate. Ashland shall cooperate with the Trustee to insure that participants receive the requisite information in a timely manner.

(2) Trustee Action on Participant Instructions. Each participant who has an interest in the Stock Funds shall be entitled to give written direction to the Trustee to tender or not tender some or all of the shares of Stock allocable to his interest in the Stock Funds (including fractional shares). The Trustee shall tender or not tender shares of Stock in accordance with written instructions received in a timely manner from participants. The Trustee shall not tender shares of Stock allocable to a participant's interest in the Stock Funds for which the Trustee has received no instructions

(3) Confidentiality. The instructions received by the Trustee from a participant shall be held in confidence by the Trustee and any contractor retained by the Trustee to assist in tabulation of tenders and shall not be divulged or released to Ashland, any Ashland officer or employee, or any person except in the aggregate, unless otherwise required by law.

(4) Withdrawal of Shares. A participant who has directed the Trustee to tender some or all of the shares of The Stock allocable to his interest in the Stock Funds may, at any time prior to the deadline, direct the Trustee in writing to withdraw some or all of the tendered shares allocable to such participant's interest in the Stock Funds, and upon timely receipt of such instructions, the Trustee shall withdraw the directed number of shares from the tender offer prior to the deadline. A participant shall not be limited as to the number of directions to tender or withdraw that the participant may give to the Trustee.

(5) Partial Offers. In the event that an offer for fewer than all of the shares of Stock held by the Trustee shall be received, the total number of shares of Stock that the Trustee tenders pursuant to such offer shall be allocated among participants' interest in the Stock Fund on a pro rata basis in accordance with the directions received from participants with respect to the shares of Stock allocable to their interest in the Stock Funds.

(6) Multiple Offers. In the event that, prior to the termination of a tender offer for shares of Stock held by the Trustee, another offer is received by the Trustee for the shares of the Stock subject to the first offer, the Trustee shall use its best efforts under the circumstances to solicit written instructions from the participants with respect to the shares of The Stock allocable to each participant's interest in the Stock Funds as to: (a) whether to withdraw shares previously tendered in response to the first offer, and whether to tender pursuant to the second offer any such shares so withdrawn; and (b) whether or not to tender pursuant to the second offer shares not previously tendered. The Trustee shall follow all such written instructions received in a timely manner from participants, in accordance with the provisions of this Section 4(e)(v)(B). With respect to any further offer received by the Trustee (including successive offers from one or more existing offerors) for Stock subject to any earlier offer, the Trustee shall act in the same manner as described in this subsection.

(7) No Impact on Account. A participant's instructions to the Trustee to tender or exchange shares of Stock shall not be deemed a written election by the Plan to withdraw, or have distributed, any or all of his withdrawal shares, nor shall such instructions give rise to a suspension from the Plan or a forfeiture of any portion of the participant's account. The Trustee shall credit to each proportional interest of the participant

from which the tendered shares of Stock were taken the proceeds received by the Trustee in exchange for the shares of The Stock tendered from that interest. Pending receipt of directions from the participant, funds received by the Trustee in exchange for tendered shares of Stock shall be invested by the Trustee in the fund described in Schedule "C".

(vii) General. With respect to all rights other than the right to vote, the right to tender, and the right to withdraw shares previously tendered, in the case of Stock credited to a participant's proportional interest in the Stock Fund, the Trustee shall follow the directions of the participant and if no such directions are received, the directions of the Named Fiduciary. The Trustee shall have no duty to solicit directions from participants. With respect to all rights other than the right to vote and the right to tender, in the case of Stock not credited to participants' accounts, the Trustee shall follow the directions of the Named Fiduciary.

(viii) Conversion. All provisions in this Section 4(g) shall also apply to any securities received as a result of a conversion of Ashland Common Stock, Ashland Restricted Stock and Arch Coal Stock.

(8) Restating Schedule "G" in its entirety as attached hereto.

(9) Adding Schedule "K" as attached hereto.

IN WITNESS WHEREOF, the Trustee and the Sponsor have caused this Amendment to be executed by their duly authorized officers effective as of the day and year first signed below.

ASHLAND INC.	FIDELITY MANAGEMENT TRUST COMPANY
By: Philip W Block 4/30/01 Date	By: [signature] 6/11/01 Vice President Date

CWB

SCHEDULE "G"

EXCHANGE GUIDELINES

The following exchange guidelines are currently employed by Fidelity Investments Institutional Operations Company, Inc. (FIIOC).

Exchange hours, via a Fidelity participant service representative, are 8:30 a.m. (ET) to 8:00 p.m. (ET) on each business day. A "business day" is any day on which the New York Stock Exchange (NYSE) is open.

Exchanges via Voice Response System ("VRS") and the internet (Netbenefits) may be made virtually 24 hours a day.

FIIOC reserves the right to change these exchange guidelines at its discretion.

Note: The NYSE's normal closing time is 4:00 p.m. (ET); in the event the NYSE alters its closing time, all references below to 4:00 p.m. (ET) shall mean the NYSE closing time as altered.

Mutual Funds

Exchanges Between Mutual Funds

Participants may contact Fidelity on any day to exchange between mutual funds. If the request is confirmed before the close of the market (generally, 4:00 p.m. ET) on a business day, it will receive that day's trade date. Requests confirmed after the close of the market on a business day (or on any day other than a business day) will be processed on a next business day basis.

Stock Funds

Provided that the Stock Funds are open for purchases and sales of units, the following rules will govern exchanges:

Exchanges From Mutual Funds to Stock Funds

Participants may contact Fidelity on any day to exchange from mutual funds into the Stock Funds. If the request is confirmed before the close of the market (generally, 4:00 p.m. ET) on a business day, it will receive that day's trade date. Requests confirmed after the close of the market on a business day (or on any day other than a business day) will be processed on a next business day basis.

Exchanges From Stock Funds to Mutual Funds

Participants may contact Fidelity on any day to exchange from the Stock Funds to mutual funds. If Fidelity accepts the request conditionally before the close of the market (generally 4:00 p.m. ET) on any business day and Available Liquidity is sufficient to honor the trade after

Specified Hierarchy rules are applied, it will receive that day's trade date. Requests accepted conditionally after the close of the market on any business day (or on any day other than a business day) will be processed on a next business day basis, subject to Available Liquidity for such day after application of Specified Hierarchy rules. If Available Liquidity on any day is insufficient to honor the trade after application of Specified Hierarchy rules, it will be suspended until Available Liquidity is sufficient, after application of specified hierarchy rules, to honor such trade, and it will receive the trade date and Closing Price of the date on which it was processed.

Exchange Restrictions

Participants shall not be permitted to make contributions or exchanges into the Arch Coal Stock Fund.

ASHLAND INC.	FIDELITY MANAGEMENT TRUST COMPANY
By: Philip W Block 4/30/01	By: Carolyn Fedder 6/11/01
Date	Vice President / Date

SCHEDULE "K"

AVAILABLE LIQUIDITY PROCEDURES FOR UNITIZED SPONSOR STOCK FUND

The following procedures shall govern sales of the Sponsor Stock Fund requested for a day on which Available Liquidity is insufficient:

1. Loans, withdrawals and distributions will be aggregated and placed first in the hierarchy. If Available Liquidity is sufficient for the aggregate of such transactions, all such loans, withdrawals and distributions will be honored.

2. If Available Liquidity has not been exhausted by the aggregate of loans, withdrawals and distributions, then all remaining transactions involving a sale of units in the Sponsor Stock Fund shall be grouped on the basis of when such requests were received, in accordance with standard procedures maintained by the Trustee for such grouping as they may be amended from time to time. To the extent of Available Liquidity, all transactions in a group shall be honored, on a FIFO basis. If Available Liquidity is insufficient to honor all transactions within a group, then none of such transactions in the group shall be honored.

3. Transactions not honored on a particular day due to insufficient Available Liquidity shall be honored, using the hierarchy specified above, on the next business day on which there is Available Liquidity.

SIXTEENTH AMENDMENT TO TRUST AGREEMENT BETWEEN FIDELITY MANAGEMENT TRUST COMPANY AND ASHLAND INC.

THIS SIXTEENTH AMENDMENT, dated as of the first day of May, 2002, by and between Fidelity Management Trust Company (the "Trustee") and Ashland Inc. (the "Sponsor");

WITNESSETH:

WHEREAS, the Trustee and the Sponsor heretofore entered into a Trust Agreement dated October 1, 1995, with regard to the Ashland Inc. Employee Savings Plan (the "Plan"); and

WHEREAS, the Trustee and the Sponsor now desire to amend said Trust Agreement as provided for in Section 13 thereof;

NOW THEREFORE, in consideration of the above premises, the Trustee and the Sponsor hereby amend the Trust Agreement by:

(1) Amending Schedules "A" and "C" by restating the "investment options" in their entirety as attached hereto:

(2) Amending and restating Schedule "H", in its entirety, as follows.

IN WITNESS WHEREOF, the Trustee and the Sponsor have caused this Sixteenth Amendment to be executed by their duly authorized officers effective as of the day and year first above written.

ASHLAND INC.	FIDELITY MANAGEMENT TRUST COMPANY
By: ______ 4/11/02 Date	By: ______ 6/20/02 FMTC Authorized Signatory Date

AIM Blue Chip Fund A
AIM Constellation Fund A
AIM Global Aggressive Growth Fund A
AIM Value Fund A
AIM Weingarten Fund A

Alger Capital Appreciation Retirement Portfolio
Alger Mid Cap Growth Retirement Portfolio
Alger Small Cap Institutional Portfolio

Ariel Fund
Ariel Appreciation Fund
Ariel Premier Bond Fund – Investor Class

Baron Asset Fund
Baron Growth Fund

Calvert Capital Accumulation Fund A
Calvert New Vision Small Cap Fund A
Calvert Social Investment Balanced Fund A
Calvert World Values Fund, Inc. International Equities Fund A

Credit Suisse Capital Appreciation Fund - Common
Credit Suisse Emerging Growth Fund – Common
Credit Suisse Global Fixed Income Fund – Common
Credit Suisse International Equity Fund – Common
Credit Suisse Strategic Value - Common

Domini Social Equity Fund

Dreyfus Founders Balanced Fund F
Dreyfus Founders Growth & Income Fund F
Dreyfus Founders Discovery Fund F
Dreyfus Founders Growth Fund F
Dreyfus Founders Mid Cap Growth Fund F
Dreyfus Founders Passport Fund F
Dreyfus Founders Worldwide Fund F

Fidelity Fund
Fidelity Aggressive Growth Fund
Fidelity Aggressive International Fund
Fidelity Balanced Fund
Fidelity Blue Chip Growth Fund
Fidelity Canada Fund

Fidelity Capital & Income Fund
Fidelity Capital Appreciation Fund
Fidelity China Region Fund
Fidelity Contrafund
Fidelity Contrafund II
Fidelity Convertible Securities Fund
Fidelity Disciplined Equity Fund
Fidelity Diversified International Fund
Fidelity Dividend Growth Fund
Fidelity Emerging Markets Fund
Fidelity Equity-Income Fund
Fidelity Equity-Income Fund II
Fidelity Europe Fund
Fidelity Europe Capital Appreciation Fund
Fidelity Export & Multinational Fund
Fidelity Fifty Fund
Fidelity Focused Stock Fund
Fidelity Four-in-One Index Fund
Fidelity Freedom 2010 Fund
Fidelity Freedom 2020 Fund
Fidelity Freedom 2030 Fund
Fidelity Freedom 2040 Fund
Fidelity Global Balanced Fund
Fidelity Government Income Fund
Fidelity Growth & Income Fund
Fidelity Growth & Income Fund II
Fidelity Growth Company Fund
Fidelity High-Income Fund
Fidelity Independence Fund
Fidelity Intl Growth & Income Fund
Fidelity Investment Grade Bond Fund
Fidelity Japan Fund
Fidelity Japan Smaller Company Fund
Fidelity Large Cap Stock Fund
Fidelity Latin America Fund
Fidelity Low-Priced Stock Fund
Fidelity Mid-Cap Stock Fund
Fidelity New Markets Income Fund
Fidelity Nordic Fund
Fidelity OTC Fund
Fidelity Overseas Fund
Fidelity Pacific Basin Fund
Fidelity Puritan Fund
Fidelity Real Estate Investment Fund
Fidelity Small Cap Retirement Fund
Fidelity Small Cap Independent Fund

Fidelity Small Cap Stock Fund
Fidelity Southeast Asia Fund
Fidelity Spartan Ext Market Index Fund
Fidelity Spartan Intl Index Fund
Fidelity Spartan Tot Market Index Fund
Fidelity Spartan U.S. Equity Index Fund
Fidelity Stock Selector Fund
Fidelity Strategic Income Fund
Fidelity Structured Large Cap Growth Fund
Fidelity Structured Large Cap Value Fund
Fidelity Structured Mid Cap Growth Fund
Fidelity Structured Mid Cap Value Fund
Fidelity Trend Fund
Fidelity U.S. Bond Index Fund
Fidelity Utilities Fund
Fidelity Value Fund
Fidelity Worldwide Fund
Franklin Small-Mid Cap Growth Fund A

Gartmore Millennium Growth Fund A
Gartmore Value Opportunities Fund A

INVESCO Dynamics Fund - Investor
INVESCO Equity Income Fund - Investor
INVESCO Growth Fund - Investor
INVESCO High-Yield Fund - Investor
INVESCO Select Income Fund - Investor
INVESCO Small Company Growth Fund - Investor
INVESCO Total Return Fund - Investor
INVESCO Value Equity Fund - Investor

Janus Adviser Aggressive Growth Fund
Janus Adviser Balanced Fund
Janus Adviser Capital Appreciation Fund
Janus Adviser Flexible Income Fund
Janus Adviser Growth Fund
Janus Adviser International Fund
Janus Adviser Worldwide Fund

Legg Mason Value Trust - FI

Managers Bond Fund
Managers Capital Appreciation Fund
Managers Special Equity Fund
Managers Value Fund

Morgan Stan Institutional Fund, Inc. Active International Fund B
Morgan Stan Institutional Fund, Inc. Balanced Fund – Advisor
Morgan Stan Institutional Fund, Inc. Emerging Markets Fund B
Morgan Stan Institutional Fund, Inc. Equity Growth Fund B
Morgan Stan Institutional Fund, Inc. Global Value Equity Fund B
Morgan Stan Institutional Fund, Inc. High Yield Fund - Advisor
Morgan Stan Institutional Fund, Inc. International Equity Fund B
Morgan Stan Institutional Fund, Inc. International Magnum Fund B
Morgan Stan Institutional Fund, Inc. Mid Cap Growth Fund - Advisor
Morgan Stan Institutional Fund, Inc. Small Company Growth Fund B
Morgan Stan Institutional Fund, Inc. Value Fund - Advisor
Morgan Stan Institutional Fund, Inc. Value Equity Fund B

Mutual Discovery Fund A
Mutual Shares Fund A

Neuberger Berman Focus Fund – Trust
Neuberger Berman Genesis Fund – Trust
Neuberger Berman Guardian Fund – Trust
Neuberger Berman Manhattan Fund - Trust
Neuberger Berman Part Fund – Trust
Neuberger Berman Soc Responsive Fund – Trust

Oakmark Equity & Income Fund I
Oakmark Select Fund I

PBHG Emerging Growth Fund
PBHG Growth Fund
PBHG Large Cap Value Fund
PBHG Mid Cap Value Fund
PBHG Strategic Small Co Fund

PIMCO Capital Appreciation Fund – Administrative
PIMCO Global Bond Fund – Administrative
PIMCO High-Yield Fund – Administrative
PIMCO Long-Term US Government Fund – Administrative
PIMCO Mid Cap Fund – Administration
PIMCO Total Return Fund – Administration

RS Emerging Growth Fund
RS Smaller Company Growth Fund

Scudder 21st Century Growth Fund S
Scudder Global Discovery Fund S
Scudder Growth & Income Fund S
Scudder International Fund S

Strong Ultra Short Term Income Fund
Strong Advisor Common Sock Fund Z
Strong Advisor Small Cap Val Fund Z
Strong Government Securities Inv Fund
Strong Growth Inv Fund
Strong Large Cap Growth Fund
Strong Multi-Cap Value Fund
Strong Opportunity Inv Fund

TCW Galileo Aggressive Growth Equities Fund N
TCW Galileo Select Equities Fund N
TCW Galileo Small Cap Growth Fund N

Templeton Developing Markets Fund A
Templeton Foreign Fund A
Templeton Foreign Small Companies Fund A
Templeton Global Bond Fund A
Templeton Growth Fund A
Templeton World Fund A

UAM FMA Small Company Portfolio - Institutional

Ashland Common Stock Fund
Arch Coal Stock Fund
The Package Investment Funds: Conservative, Moderate and Aggressive
Fidelity U.S. Equity Index Commingled Pool

Schedule "H"

OPERATING PROCEDURES FOR THE LOW VOLATILITY FUND & THE PACKAGED INVESTMENT FUNDS

I. Establishment of Fund Accounts

Fidelity Management Trust Company (the "Trustee") shall establish and administer the Low Volatility Fund and the Packaged Investment Funds (the Low Volatility Fund, the Conservative Strategy Fund and the Moderate Strategy Fund) (the "Fund(s)") pursuant to the operational guidelines set forth below.

II. Investment of the Funds

The Funds shall be invested in: PRIMCO Managed Fund, the FMTC Short Duration Commingled Pool, the Low-Volatility Fund, the Fidelity Government Securities Fund, the Fidelity Equity-Income II Fund, the Contrafund and the Fidelity Overseas Fund, the Components of the Funds.

The Sponsor hereby directs the Trustee to invest the Funds to the Target Allocation as follows:

	Low Volatility Fund	Conservative Strategy Fund	Moderate Strategy Fund	Aggressive Strategy Fund
PRIMCO Managed Fund	75%	0%	0%	0%
FMTC Short Duration Commingled Pool	25%	0%	0%	0%
Low Volatility Fund	-	50%	30%	15%
Fidelity Government Securities Fund	0%	20%	20%	15%
Fidelity Equity-Income II Fund	0%	20%	30%	40%
Contrafund	0%	10%	15%	20%
Fidelity Overseas Fund	0%	0%	5%	10%
Total	100%	100%	100%	100%

III. Re-Balancing of Assets

The Sponsor understands that the actual allocation of assets in one or more of the Funds may rise above or fall below the Target Allocation set forth above due to market fluctuations and daily participant activity. Accordingly, the Trustee shall review and compare the actual allocation of the assets in the Funds to the Target Allocation daily. If the actual asset allocation of the assets in any of the Components in any of the Funds rises above or falls below the Target Allocation set forth above by more than 5%, the Trustee shall buy and/or sell shares of the Component(s) to re-balance the Fund(s) to the Target Allocation.

IV. Administering the Asset Allocation Funds

Administrative services to be performed by the Trustee shall include the "unitization" of the Funds. Each participant's interest in the Funds shall be measured in units of participation. Such units shall represent a proportionate interest in the assets of the Funds. A Net Asset Value ("NAV") per unit shall be determined daily for each unit outstanding of the Funds. The NAV shall be calculated by adjusting the market value of the shares or units held in the Components for any accrued dividends, interest, payables and receivables and expenses, as defined below, and dividing this value by the total number of participant Fund units outstanding. All capital gains shall be reinvested and reflected in the unit NAV.

Expenses may include, but are not limited to, fees and expenses set forth in the offering circular, declaration of trust, fund prospectus, and Schedule "B" of the Trust Agreement between the Sponsor and Trustee, as applicable. The Sponsor hereby directs the Trustee to accrue such expenses daily in the NAV and deduct as required on a daily, monthly or quarterly basis.

Mutual Fund short term trading fees will be charged to the respective Portfolio.

V. Voting

The Trustee is to vote the shares of any Mutual Fund in which the assets of the Packaged Investment Funds are invested in the same proportion as shares of those Mutual Funds are voted pursuant to participant direction under Section 4(d)(ii) of the Agreement. With respect to all other rights other than the right to vote, the Trustee shall follow the directions of the Sponsor.

With regard to the investment, rebalancing, and administration of the Funds, the Sponsor and Trustee agree that any changes to these directions shall be signed by an authorized signatory of the Sponsor and then agreed to in writing by the Trustee.

ASHLAND INC.	FIDELITY MANAGEMENT TRUST COMPANY
By: [signature] 4/19/02 Date	By: [signature] 6/20/02 FMTC Authorized Signatory Date

SEVENTEENTH AMENDMENT TO TRUST AGREEMENT BETWEEN FIDELITY MANAGEMENT TRUST COMPANY AND ASHLAND INC.

THIS SEVENTEENTH AMENDMENT, dated as of the first day of July, 2002, by and between Fidelity Management Trust Company (the "Trustee") and Ashland Inc. (the "Sponsor");

WITNESSETH:

WHEREAS, the Trustee and the Sponsor heretofore entered into a Trust Agreement dated October 1, 1995, with regard to the Ashland Inc. Employee Savings Plan (the "Plan"); and

WHEREAS, the Trustee and the Sponsor now desire to amend said Trust Agreement as provided for in Section 13 thereof;

NOW THEREFORE, in consideration of the above premises, the Trustee and the Sponsor hereby amend the Trust Agreement by:

(1) Amending Schedule "B" by restating the "Non-Fidelity Mutual Funds" section in its entirety as follows:

Non-Fidelity Mutual Funds: Non-Fidelity Mutual Fund vendors shall pay fees directly to Fidelity Investments Institutional Operations Company, Inc. (FIIOC) or its affiliates equal to such percentage (generally 25 to 50 basis points) of plan assets invested in such Non-Fidelity Mutual Funds as may be disclosed periodically, or, in the case of the following investment options, in the amounts listed below:

- 25 basis points for the Van Kampen Aggressive Growth Fund

Unless otherwise noted, disclosure shall be posted and updated quarterly on Plan Sponsor Webstation at https://psw.fidelity.com or a successor site.

(2) Amending and restating Schedule "H", in its entirety, as follows.

IN WITNESS WHEREOF, the Trustee and the Sponsor have caused this Seventeenth Amendment to be executed by their duly authorized officers effective as of the day and year first above written.

ASHLAND INC.	**FIDELITY MANAGEMENT TRUST COMPANY**
By: [signature] 7/2/02	By: Roberta Coen 8/24/02
Date	FMTC Authorized Signatory Date
	Roberta Coen

Schedule "H"

OPERATING PROCEDURES FOR THE LOW VOLATILITY FUND & THE PACKAGED INVESTMENT FUNDS

I. Establishment of Fund Accounts

Fidelity Management Trust Company (the "Trustee") shall establish and administer the Low Volatility Fund and the Packaged Investment Funds (the Conservative Strategy Fund, the Moderate Strategy Fund and the Aggressive Strategy Fund, [the "Packaged Investment Funds"]) (the "Funds"), pursuant to the operational guidelines set forth below.

II. Investment of the Funds

The Low Volatility Fund shall be managed by Invesco Institutional (N.A.), Inc. (the "Provider") and shall be administered by FMTC in accordance with written Operational Guidelines agreed to by the Trustee and the Provider and as set forth in Section III below.

The Low-Volatility Fund shall be invested in: Invesco's PRIMCO Stable Value Fund, Invesco Group Trust (IGT) Short Term Bond Fund and the Fidelity Institutional Money Market Funds: Money Market Portfolio Class I (the "Liquidity Component").

The Packaged Investment Funds (the Funds) shall be invested in the Low Volatility Fund, the Fidelity Government Securities Fund, the Fidelity Equity-Income II Fund, the Fidelity Contrafund and the Fidelity Overseas Fund , the "Components" of the Funds.

The Sponsor hereby directs the Trustee to invest the Components of the Funds to the Target Allocation as follows:

	Low Volatility Fund	Packaged Investment Funds		
		Conservative Strategy Fund	Moderate Strategy Fund	Aggressive Strategy Fund
Invesco's PRIMCO Stable Value Fund	As directed by Invesco	0%	0%	0%
Invesco IGT Short Term Bond Fund	As directed by Invesco	0%	0%	0%
Fidelity Institutional Money Market Funds: Money Market Portfolio Class I	As directed by Invesco	0%	0%	0%
Low Volatility Fund	-	50%	30%	15%
Fidelity Government Securities Fund	0%	20%	20%	15%
Fidelity Equity-Income II Fund	0%	20%	30%	40%
Fidelity Contrafund	0%	10%	15%	20%
Fidelity Overseas Fund	0%	0%	5%	10%
Total	100%	100%	100%	100%

III. Processing of Daily Participant Activity and Re-Balancing of Assets in the Low Volatility Fund

Unless otherwise directed by the Provider, all daily Plan participant activity in the Low Volatility Fund shall be processed by the Trustee through the Liquidity Component. The Liquidity Component balance shall be reported by the Trustee to the Provider on each Business Day. If on any Business Day, Plan participant activity exceeds the Liquidity Component balance in the Low Volatility Fund, the Trustee shall notify the Provider and the Provider shall immediately direct the Trustee to buy or sell units in the other Components in the Low Volatility Fund to increase the Liquidity Component balance in order to permit the Trustee to process all Plan participant transactions. The Trustee shall execute the buy/sell order for the Liquidity Component as directed by the Provider and shall send/receive settlement to/from the Provider on same Business Day that the buy/sell order is executed by the Trustee.

The Provider shall direct the Trustee to rebalance the Component(s) in the Low Volatility Fund based upon receipt of daily trade information from the Trustee. If rebalancing of the Component(s) is required, the Provider shall direct the Trustee to purchase or redeem units of one or more of the Components in the Low Volatility Fund. The Trustee shall execute purchases and/or redemptions as directed by the Provider and will confirm such transactions to the Provider on the following Business Day.

IV. Re-Balancing of Assets in the Packaged Investment Funds

The Sponsor understands that the actual allocation of assets in one or more of the Packaged Investment Funds may rise above or fall below the Target Allocation set forth above due to market fluctuations and daily participant activity. Accordingly, the Trustee shall review and compare the actual allocation of the assets in the Packaged Investment Funds to the Target Allocation daily. If the actual asset allocation of the assets in any of the Components in any of the Packaged Investment Funds rises above or falls below the Target Allocation set forth above by more than 5%, the Trustee shall buy and/or sell shares of the Component(s) to re-balance the Packaged Investment Fund(s) to the Target Allocation.

V. Administering the Funds

Administrative services to be performed by the Trustee shall include the "unitization" of the Funds. Each participant's interest in the Funds shall be measured in units of participation. Such units shall represent a proportionate interest in the assets of the Funds. The NAV shall be calculated by adjusting the market value of the shares or units held in the Components for any accrued dividends, interest, payables and receivables and expenses, as defined below, and dividing this value by the total number of participant Fund units outstanding. All capital gains shall be reinvested and reflected in the unit NAV.

Expenses may include, but are not limited to, fees and expenses set forth in the offering circular, declaration of trust, fund prospectus, and Schedule "B" of the Trust Agreement between the Sponsor and Trustee, as applicable. The Sponsor hereby directs the Trustee to accrue such expenses daily in the NAV and deduct as required on a daily, monthly or quarterly basis.

Mutual Fund short term trading fees will be charged to the respective Portfolio.

VI. Voting

The Trustee is to vote the shares of any Mutual Fund in which the assets of the Funds are invested in the same proportion as shares of those Mutual Funds are voted pursuant to participant direction under Section 4(d)(ii) of the Agreement. With respect to all other rights other than the right to vote, the Trustee shall follow the directions of the Sponsor.

With regard to the investment, rebalancing, and administration of the Funds, the Sponsor and Trustee agree that any changes to these directions shall be signed by an authorized signatory of the Sponsor and then agreed to in writing by the Trustee.

ASHLAND INC.

By: [signature] 7/2/02
Date

FIDELITY MANAGEMENT TRUST COMPANY

By: [signature] 8/24/00
FMTC Authorized Signatory Date

Roberta Coen

EIGHTEENTH AMENDMENT TO TRUST AGREEMENT BETWEEN FIDELITY MANAGEMENT TRUST COMPANY AND ASHLAND INC.

THIS EIGHTEENTH AMENDMENT, dated as of the thirty-first day of December, 2002, by and between Fidelity Management Trust Company (the "Trustee") and Ashland Inc. ("Ashland");

WITNESSETH:

WHEREAS, the Trustee and Ashland heretofore entered into a Trust Agreement dated October 1, 1995, with regard to Ashland Inc. Employee Savings Plan (the "Plan"); and

WHEREAS, Ashland has directed the Trustee to accept and hold the assets of the Ashland Inc. Leveraged Employee Stock Ownership Plan, effective January 2, 2003, in accordance with the terms of this Agreement; and

WHEREAS, Ashland now desires, and hereby directs the Trustee, in accordance with Section 7(c), on December 31, 2002: to liquidate all participant balances held in the Restricted Ashland Stock Fund at its net asset value on such day, and to invest the proceeds in the Ashland Inc. Common Stock Fund at its net asset value on such day. The parties hereto agree that the Trustee shall have no discretionary authority with respect to this sale and transfer directed by Ashland. Any variation from the procedure described herein may be instituted only at the express written direction of Ashland; and

WHEREAS, the Trustee and Ashland now desire to amend said Trust Agreement as provided for in Section 13 thereof;

NOW THEREFORE, in consideration of the above premises, the Trustee and Ashland hereby amend the Trust Agreement by:

(1) Amending and restating in its entirety, the WHEREAS clause section on Page 1 as follows:

WHEREAS, Ashland is the sponsor of the Ashland Inc. Employee Savings Plan and the Ashland Inc. Leveraged Employee Stock Ownership Plan ("Ashland Inc. LESOP") (collectively referred to herein as "Plan" or "Plans"); and

WHEREAS, certain affiliates and subsidiaries of Ashland maintain, or may in the future maintain, qualified defined contribution plans for the benefit of their eligible employees; and

WHEREAS, Ashland wishes to establish a master trust to hold and invest assets of the Plan or such other tax-qualified defined contribution plans maintained by Ashland, or any of its subsidiaries or affiliates, as are designated by Ashland as being eligible to participate therein; and

WHEREAS, the Trustee is willing to hold the aforesaid Plan assets in trust for the exclusive benefit of Participants and their beneficiaries pursuant to the provisions of this Trust Agreement; and

WHEREAS, such trust shall constitute a continuation, by means of an amendment and restatement, of each of the prior trusts from which Plan assets are transferred to the Trustee; and

WHEREAS, the Trustee shall maintain a separate account reflecting the equitable share of each Plan in the Trust, as defined herein, and in all investments, receipts, disbursements and other transactions hereunder, and shall report the value of such equitable share at such times as may be mutually agreed upon by the Trustee and Ashland. Such equitable share shall be used solely for the payments of benefits, expenses and other charges properly allocable to each such Plan and shall not be used for the payment of benefits, expenses or other charges properly allocable to any other Plan; and

WHEREAS, the Trustee is willing to hold and invest the aforesaid Plan assets in trust among several investment options selected by Ashland; and

WHEREAS, Ashland also wishes to have the Trustee perform certain ministerial recordkeeping and administrative functions under the Plan; and

WHEREAS, the Trustee is willing to perform recordkeeping and administrative services for the Plan if the services are ministerial in nature and are provided within a framework of plan provisions, guidelines and interpretations conveyed in writing to the Trustee by the Administrator (as defined herein); and

(2) Adding the following subsection to Section 4 as follows and relettering all subsequent subsections accordingly:

(f) Ashland Common Stock in the Ashland Inc. LESOP.

Trust investments in Ashland Common Stock in the Ashland Inc. LESOP shall be made via the Ashland LESOP Stock Fund. Dividends received on shares of Ashland Common Stock in the Ashland LESOP Stock Fund shall be either reinvested in additional shares of Ashland Common Stock and allocated to Participants' accounts or paid to Participants in cash. Such dividends shall be passed through and paid to Participants unless Ashland directs otherwise.

The Trustee shall pay out the dividend in accordance with Schedule "J", attached hereto.

(i) Acquisition Limit.

Pursuant to the Plan, the Trust may be invested in Ashland Common Stock to the extent necessary to comply with investment directions under this Agreement. Ashland shall be responsible for providing specific direction on any acquisition limits required by the Plan or applicable law.

(ii) Fiduciary Duty.

(A) Ashland shall continually monitor the suitability of the Trust acquiring and holding Ashland Common Stock, under the fiduciary duty rules of section 404(a)(1) of ERISA (as modified by section 404(a)(2) of ERISA). The Trustee shall not be liable for any loss, or expense, which arises from the directions of Ashland with respect to the acquisition and holding of Ashland Common Stock, unless it is clear on their face that the actions to be taken under those directions would be prohibited by the foregoing fiduciary duty rules or would be contrary to the terms of this Agreement.

(B) Each Participant with an interest in Ashland Common Stock in the Ashland Inc. LESOP (or, in the event of the Participant's death, his beneficiary) is, for purposes of this section 5(e)(ii), hereby designated as a "named fiduciary" (within the meaning of section 403(a)(1) of ERISA), with respect to shares of Ashland Common Stock allocated to his or her account but not purchased at his or her direction, and such Participant shall have the right to direct the Trustee as to the manner in which the Trustee is to vote or tender such shares.

(iii) Sales of Ashland Common Stock in the Ashland Inc. LESOP.

Unless otherwise directed by Ashland in writing, pursuant to directions that the Trustee can administratively implement, the following provisions shall govern sales of Ashland Common Stock in the Ashland LESOP Stock Fund:

(A) Open Market Sales. Sales of Ashland Common Stock (other than for exchanges) shall be made on the open market on the date on which the Trustee receives from the Administrator in good order all information, documentation, and wire transfer of funds (if applicable), necessary to accurately effect such transactions. Exchanges of Ashland Common Stock shall be made in accordance with the exchange guidelines attached hereto as Schedule "G". Such general rules shall not apply in the following circumstances:

(1) If the Trustee is unable to sell the total number of shares required to be purchased or sold on such day as a result of market conditions; or

(2) If the Trustee is prohibited by the Securities and Exchange Commission, the New York Stock Exchange or principal exchange on which the Ashland Common Stock is traded, or any other regulatory body from selling any or all of the shares required to be sold on such day.

In the event of the occurrence of a circumstance described in (1) or (2) above, the Trustee shall sell such shares as soon thereafter as administratively feasible, and shall determine the price of such sales to be the average sales price of all such shares sold, respectively. The Trustee may follow written directions from Ashland to deviate from the above sale procedures.

(B) Use of an Affiliated Broker. Ashland hereby directs the Trustee to use National Financial Services LLC ("NFSLLC") to provide brokerage services in connection with any sale of Ashland Common Stock in accordance with directions from

Plan Participants. NFSLLC shall execute such directions directly or through any of its affiliates. The provision of brokerage services shall be subject to the following:

(1) As consideration for such brokerage services, Ashland agrees that NFSLLC shall be entitled to remuneration under this direction provision in the amount of $0.05 commission on each share of Ashland Common Stock up to 10,000 shares in a singular transaction, $0.04 commission on each share of Ashland Common Stock from 10,001 to 19,999 shares in a singular transaction, and $0.034 commission on each share of Ashland Common Stock in excess of 19,999 shares in a singular transaction. Any increase in such remuneration may be made only by a signed agreement between Ashland and Trustee.

(2) Any successor organization of NFSLLC, through reorganization, consolidation, merger or similar transactions, shall, upon consummation of such transaction, become the successor broker in accordance with the terms of this direction provision.

(3) The Trustee and NFSLLC shall continue to rely on this direction provision until notified to the contrary. Ashland reserves the right to terminate this direction upon prior written notice to NFSLLC (or its successor) and the Trustee, in accordance with Section 8 of this Agreement.

(iv) Securities Law Reports.

Ashland shall be responsible for filing all reports required under Federal or state securities laws with respect to the Trust's ownership of Ashland Common Stock, including, without limitation, any reports required under section 13 or 16 of the Securities Exchange Act of 1934, and shall immediately notify the Trustee in writing of any requirement to stop purchases or sales of Ashland Common Stock pending the filing of any report. The Trustee shall provide to Ashland such information on the Trust's ownership of Ashland Common Stock as Ashland may reasonably request in order to comply with Federal or state securities laws.

(v) Voting and Tender Offers. Notwithstanding any other provision of this Agreement the provisions of this Section shall govern the voting and tendering of Ashland Common Stock. Ashland shall provide and pay for all printing, mailing, tabulation and other costs associated with the voting and tendering of Ashland Common Stock. The Trustee, after consultation with Ashland, shall prepare the necessary documents associated with the voting and tendering of Ashland Common Stock.

(A) Voting.

(1) Before each annual or special meeting of the shareholders of Ashland Common Stock, the Trustee shall send to each Plan participant with an interest in Ashland Common Stock through his participation in the Ashland LESOP Stock Fund, a copy of the notice of the meeting and the proxy solicitation materials for the meeting together with a voting instruction form to be returned to the Trustee or its designee requesting confidential written instructions on how Ashland Common Stock allocable to such participant's interest in the Ashland LESOP Stock Fund is to be voted by the Trustee. The materials furnished to participants shall include

a notice explaining each participant's right to instruct the Trustee with respect to the voting of shares of Ashland Common Stock allocable to his interest in the Ashland LESOP Stock Fund, and shall state the method by which the Trustee shall vote shares for which it receives no instruction. Except to the extent required by law, these instructions will be held in confidence by the Trustee and its designee, and will not be divulged to Ashland, any Ashland officer or employee, or any other person except in the aggregate, unless otherwise required by law.

(2) Upon timely receipt of such instructions, the Trustee (after combining votes of allocable fractional shares to give effect to the greatest extent to participants' instructions) shall vote shares of Ashland Common Stock as instructed by the participants. Except as otherwise required by law, the Trustee shall vote shares of Ashland Common Stock for which it has received no instructions in the same proportion on each issue as it votes those shares allocable to a participant's proportional interest in the Ashland LESOP Stock Fund for which it has received voting instructions from participants.

(3) Ashland shall provide the Trustee with copies of the notice of any annual or special meeting of the shareholders of Ashland Common Stock and the proxy solicitation materials in sufficient time and number to allow timely distribution to participants as set out above.

(B) Tender Offers.

(1) Instructions to Trustee. In the event a tender offer shall be received by the Trustee for any shares of Ashland Common Stock held by the Trustee, the Trustee shall as soon as practicable distribute to each participant: (a) the materials distributed to Ashland Common Stock shareholders in connection with the tender offer; (b) a notice explaining a participant's rights to instruct the Trustee with respect to the tender of Ashland Common Stock allocable to his interest in the Ashland LESOP Stock Fund and stating the method by which the Trustee shall tender shares for which it receives no instruction; and (c) a form by which such participant may instruct the Trustee in writing whether or not to tender or exchange shares of Ashland Common Stock allocable to his interest in the Ashland LESOP Stock Fund. Ashland and the Trustee may also provide participants with such other material concerning the tender or exchange offer as the Trustee and Ashland in their discretion determine to be appropriate. Ashland shall cooperate with the Trustee to insure that participants receive the requisite information in a timely manner.

(2) Trustee Action on Participant Instructions. Each participant who has an interest in the Ashland LESOP Stock Fund shall be entitled to give written direction to the Trustee to tender or not tender some or all of the shares of Ashland Common Stock allocable to his interest in the Ashland LESOP Stock Fund (including fractional shares). The Trustee shall tender or not tender shares of Ashland Common Stock in accordance with written instructions received in a timely manner from participants. The Trustee shall not tender shares of Ashland Common Stock allocable to a participant's interest in the Ashland LESOP Stock Fund for which the Trustee has received no instructions

(3) Confidentiality. The instructions received by the Trustee from a participant shall be held in confidence by the Trustee and any contractor

retained by the Trustee to assist in tabulation of tenders and shall not be divulged or released to Ashland, any Ashland officer or employee, or any person except in the aggregate, unless otherwise required by law.

(4) Withdrawal of Shares. A participant who has directed the Trustee to tender some or all of the shares of Ashland Common Stock allocable to his interest in the Ashland LESOP Stock Fund may, at any time prior to the deadline, direct the Trustee in writing to withdraw some or all of the tendered shares allocable to such participant's interest in the Ashland LESOP Stock Fund, and upon timely receipt of such instructions, the Trustee shall withdraw the directed number of shares from the tender offer prior to the deadline. A participant shall not be limited as to the number of directions to tender or withdraw that the participant may give to the Trustee.

(5) Partial Offers. In the event that an offer for fewer than all of the shares of Ashland Common Stock held by the Trustee shall be received, the total number of shares of Ashland Common Stock that the Trustee tenders pursuant to such offer shall be allocated among participants' interest in the Ashland LESOP Stock Fund on a pro rata basis in accordance with the directions received from participants with respect to the shares of Ashland Common Stock allocable to their interest in the Ashland LESOP Stock Fund.

(6) Multiple Offers. In the event that, prior to the termination of a tender offer for shares of Ashland Common Stock held by the Trustee, another offer is received by the Trustee for the shares of the Ashland Common Stock subject to the first offer, the Trustee shall use its best efforts under the circumstances to solicit written instructions from the participants with respect to the shares of Ashland Common Stock allocable to each participant's interest in the Ashland LESOP Stock Fund as to: (a) whether to withdraw shares previously tendered in response to the first offer, and whether to tender pursuant to the second offer any such shares so withdrawn; and (b) whether or not to tender pursuant to the second offer shares not previously tendered. The Trustee shall follow all such written instructions received in a timely manner from participants, in accordance with the provisions of this Section 4(f)(v)(B). With respect to any further offer received by the Trustee (including successive offers from one or more existing offerors) for Ashland Common Stock subject to any earlier offer, the Trustee shall act in the same manner as described in this subsection.

(7) No Impact on Account. A participant's instructions to the Trustee to tender or exchange shares of Ashland Common Stock shall not be deemed a written election by the Plan to withdraw, or have distributed, any or all of his withdrawal shares, nor shall such instructions give rise to a suspension from the Plan or a forfeiture of any portion of the participant's account. The Trustee shall credit to each proportional interest of the participant from which the tendered shares of Ashland Common Stock were taken the proceeds received by the Trustee in exchange for the shares of Ashland Common Stock tendered from that interest. Pending receipt of directions from the participant, funds received by the Trustee in exchange for tendered shares of Ashland Common Stock shall be invested by the Trustee in the fund described in Schedule "C".

(vi) General.

With respect to all shareholder rights other than the right to vote, the right to tender, and the right to withdraw shares previously tendered, in the case of Ashland Common Stock, the Trustee shall follow the procedures set forth in subsection (A), above.

(vii) Conversion.

All provisions in this Section 4(f) shall also apply to any securities received as a result of a conversion of Ashland Common Stock.

(3) Amending and restating in its entirety, the first sentence of Section 4(g) as follows:

For the Ashland Inc. Employee Savings Plan only, Ashland shall act as the Trustee's agent for participant loan notes and as such shall (i) to the extent practicable through payroll withholding, collect and remit all principal and interest payments to the Trustee and (ii) to the extent required by law, keep the proceeds of such loans separate from the other assets of Ashland and clearly identify such assets as Plan assets.

(4) Amending and restating in its entirety Section 6 as follows:

Section 6. Compensation And Expenses.

Fees for services for the Ashland Inc. Employee Savings Plan are specifically outlined in Schedule "B" and are based on all of the assumptions identified therein. Fees for services for the Ashland Inc. LESOP are specifically outlined in Schedule "B-1" and are based on all of the assumptions identified therein. In the event that the Plan characteristics referenced in the assumptions outlined in Schedules "B" and/or "B-1" change significantly by either falling below or exceeding current or projected levels, such fees shall be subject to revision. To reflect increased operating costs, Trustee may once each calendar year amend Schedules "B" and/or "B-1" without Ashland's consent upon ninety (90) days prior notice to Ashland.

All reasonable expenses of plan administration as shown on Schedules "B" and "B-1" attached hereto, as amended from time to time, shall be a charge against and paid from the appropriate Participants' accounts, except to the extent such amounts are paid by Ashland in a timely manner.

All expenses of the Trustee relating directly to the acquisition and disposition of investments constituting part of the Trust, all taxes of any kind whatsoever that may be levied or assessed under existing or future laws upon or in respect of the Trust or the income thereof, and any other reasonable expenses of Plan administration as determined and directed by the Administrator, shall be a charge against and paid from the appropriate Participants' accounts.

(5) Amending the "investment options" section of Schedules "A" and "C" to add the following section:

Maintenance of two (2) investment options for the Ashland Inc. Leveraged Employee Stock Ownership Plan:

- Ashland LESOP Stock Fund (frozen to new contributions and exchanges in)
- Fidelity Money Market Trust: Retirement Money Market Portfolio

(6) Amending the "investment options" section of Schedules "A" and "C" to delete the following:

- Ashland Restricted Stock Fund

(7) Amending Schedule "G", to add the following:

Ashland LESOP Stock Fund

I. Exchanges from Mutual Funds into Ashland LESOP Stock Fund

Exchanges from Mutual Funds into Ashland Common Stock in the Ashland LESOP Stock Fund are not permitted.

II. Exchanges from Ashland LESOP Stock Fund into Mutual Funds

Participants with accounts in New PAYSOP, PAYSOP, and Non-Offset shares and who have reached age fifty-five (55) may elect to transfer twenty-five (25) percent and Participants who have reached age sixty (60) may elect to transfer fifty (50) percent of their vested ESOP account to their account in the Ashland Inc. Employee Savings Plan, as soon as administratively feasible after the last business day of the first calendar quarter.

Participants with accounts in New Non-Offset shares and who have reached age fifty-five (55) may elect to transfer fifty (50) percent and Participants who have reached age sixty (60) may elect to transfer one hundred (100) percent of their vested ESOP account to their account in the Ashland Inc. Employee Savings Plan, as soon as administratively feasible after the last business day of the first calendar quarter.

Participants with accounts in Pension Offset and New Pension Offset may not elect to exchange out of Ashland Common Stock.

Participants may not exchange out of Ashland Common Stock held in the ESOP source until the calendar year in which they reach the age of fifty-five (55).

Participants who wish to diversify out of the Ashland LESOP Stock Fund will be provided with a window each year.

(8) Adding Schedule "B-1" attached hereto.

(9) Adding Schedule "J" attached hereto.

IN WITNESS WHEREOF, the Trustee and Ashland have caused this Eighteenth Amendment to be executed by their duly authorized officers effective as of the day and year first above written.

ASHLAND INC.

By: _____________ 1/6/03
Date

FIDELITY MANAGEMENT TRUST COMPANY

By: _____________ 2/5/03
FMTC Authorized Signatory Date

SCHEDULE "B-1" – ***Fee Schedule for the Ashland Inc. LESOP***

Annual Fee:	$60,000 per year, billed and payable quarterly.
Check	$5.00 per check.
EFT Fee:	$3.00 per EFT.
Plan Sponsor Webstation (PSW):	Two User I.D.'s provided free of charge. Additional User I.D.'s available upon request.

- Other Fees: Separate charges may apply for optional non-discrimination testing, extraordinary expenses resulting from large numbers of simultaneous manual transactions, from errors not caused by Fidelity, reports not contemplated in this Agreement, corporate actions, or the provision of communications materials in hard copy which are also accessible to Participants via electronic services in the event that the provision of such material in hard copy would result in an additional expense deemed to be material. Fees for corporate actions will be negotiated separately, based on the characteristics of the project as well as the overall relationship at the time of the project.

* This fee will be imposed pro rata for each calendar quarter, or any part thereof, that it remains necessary to keep a Participant's account(s) as part of the Plan's records, e.g., vested, deferred, forfeiture, top-heavy and terminated Participants who must remain on file through calendar year-end for 1099-R reporting purposes.

Stock Administration Fee:

- Zero fee.

Note: These fees have been negotiated and accepted based on the following Plan characteristics: 2 plans, current plan assets of $917.3 million, current participation of 19,497 Participants, current assets in investment contracts of $ 204.2 million, current stock assets of $ 345.6 million, total Fidelity actively managed Mutual Fund assets of $325.3 million, total Fidelity non-actively managed Mutual Fund assets of $0.5 million, total Non-Fidelity Mutual Fund assets of $ 31.1 million, and projected net cash flows of $0 million per year. Dividends will be distributed quarterly. The default option for receiving dividends will be reinvestment into the Ashland LESOP Stock Fund. Fees will be subject to revision if these Plan characteristics change significantly by either falling below or exceeding current or projected levels. Fees also have been based on the use of up to 187 investment options, and such fees will be subject to revision if additional investment options are added.

ASHLAND INC.

By: ____________________ 1/6/03
Date

FIDELITY MANAGEMENT TRUST COMPANY

By: ____________________ 2/5/03
FMTC Authorized Signatory Date

SCHEDULE "J"

CASH DIVIDEND OPERATING PROCEDURES

Ashland, Inc. (the Sponsor") and Fidelity Investments Institutional Operations Company, Inc. ("Fidelity") hereby agree that the cash dividend pass-through program with respect to the Ashland, Inc. LESOP (the "Stock Fund") shall be administered in accordance with the following procedures.

Definitions:

"Business Day" shall mean any day the New York Stock Exchange is open for business.

"Dividend Payable Date" shall mean the business day Fidelity receives funding for the Stock Fund dividends from the transfer agent.

Procedures:

1. The Sponsor shall, as soon as practicable, inform Fidelity of the expected dividend dates (record date, ex-dividend date and payment date) and the anticipated amount of the dividend.

2. Fidelity shall determine the amount of dividends attributable to each participant eligible for the dividend pass-through, and who is invested in the Stock Fund on ex-dividend date, as follows: Fidelity shall calculate the dividend per share in the Stock Fund by dividing the total dividend received for shares held within the Stock Fund by the total number of shares outstanding on ex-dividend date. The amount of dividend attributable to each eligible participant shall be determined by multiplying the dividend per share by the amount of shares held by each eligible participant on ex-dividend date.

3. On the day following the Dividend Payable Date, the transfer agent shall wire to Fidelity the funding for the dividends paid to the Ashland, Inc. Leveraged Employee Stock Ownership Plan as calculated under Section 2 above.

4. Each Dividend Payout Date, for eligible participants who have elected to receive their dividends in cash, Fidelity shall begin the processing of participant checks and EFT's. All amounts should be paid out regardless of amount and participants do not have the option of making an election to reinvest, must be pass thru.

5. Fidelity shall issue IRS Form 1099-DIV to participants no later than January 31 of the year following the year in which participants received dividends in cash.

NINETEENTH AMENDMENT TO TRUST AGREEMENT BETWEEN FIDELITY MANAGEMENT TRUST COMPANY AND ASHLAND INC.

THIS NINETEENTH AMENDMENT, dated as of the first day of April, 2003, by and between Fidelity Management Trust Company (the "Trustee") and Ashland Inc. ("Ashland");

WITNESSETH:

WHEREAS, the Trustee and Ashland heretofore entered into a Trust Agreement dated October 1, 1995, with regard to the Ashland Inc. Employee Savings Plan and the Ashland Inc. Leveraged Employee Stock Ownership Plan ("Ashland Inc. LESOP") (collectively referred to herein as "Plan" or "Plans"); and; and

WHEREAS, the Trustee and Ashland now desire to amend said Trust Agreement as provided for in Section 13 thereof;

NOW THEREFORE, in consideration of the above premises, the Trustee and Ashland hereby amend the Trust Agreement by:

(1) Restating the "investment options" section of Schedules "A" and "C" in their entirety as follows:

*Maintenance of the following investment options for the Ashland Inc. Employee Savings Plan":

AIM Basic Value Fund - Class A
AIM Blue Chip Fund - Class A
AIM Constellation Fund - Class A
AIM Global Aggressive Growth Fund - Class A
AIM Value Fund - Class A
AIM Weingarten Fund - Class A
Alger Capital Appreciation Retirement Portfolio
Alger Mid Cap Growth Retirement Portfolio
Alger Small Cap Institutional Portfolio
Ariel Fund
Ariel Appreciation Fund
Ariel Premier Bond Fund - Investor Class
Berger Mid Cap Value Fund
Baron Asset Fund
Baron Growth Fund
Calvert Capital Accumulation Fund A
Calvert New Vision Small Cap Fund A
Calvert Social Investment Balanced Fund A
Calvert World Values Fund, Inc. International Equities Fund A
Credit Suisse Capital Appreciation Fund - Common
Credit Suisse Emerging Growth Fund - Common

Credit Suisse Global Fixed Income Fund – Common
Credit Suisse International Equity Fund – Common
Credit Suisse Strategic Value - Common
Domini Social Equity Fund
Dreyfus Founders Balanced Fund F
Dreyfus Founders Growth & Income Fund F
Dreyfus Founders Discovery Fund F
Dreyfus Founders Growth Fund F
Dreyfus Founders Mid Cap Growth Fund F
Dreyfus Founders Passport Fund F
Dreyfus Founders Worldwide Fund F
Fidelity Fund
Fidelity Aggressive Growth Fund
Fidelity Aggressive International Fund
Fidelity Balanced Fund
Fidelity Blue Chip Growth Fund
Fidelity Canada Fund
Fidelity Capital & Income Fund
Fidelity Capital Appreciation Fund
Fidelity China Region Fund
Fidelity Contrafund
Fidelity Contrafund II
Fidelity Convertible Securities Fund
Fidelity Disciplined Equity Fund
Fidelity Diversified International Fund
Fidelity Dividend Growth Fund
Fidelity Emerging Markets Fund
Fidelity Equity-Income Fund
Fidelity Equity-Income Fund II
Fidelity Europe Fund
Fidelity Europe Capital Appreciation Fund
Fidelity Export & Multinational Fund
Fidelity Fifty Fund
Fidelity Focused Stock Fund
Fidelity Four-in-One Index Fund
Fidelity Freedom 2010 Fund
Fidelity Freedom 2020 Fund
Fidelity Freedom 2030 Fund
Fidelity Freedom 2040 Fund
Fidelity Global Balanced Fund
Fidelity Government Income Fund
Fidelity Growth & Income Fund
Fidelity Growth & Income Fund II
Fidelity Growth Company Fund
Fidelity High-Income Fund
Fidelity Independence Fund
Fidelity Inflation Protected Bond Fund
Fidelity International Growth & Income Fund

Fidelity International Small Cap Fund
Fidelity Investment Grade Bond Fund
Fidelity Japan Fund
Fidelity Japan Smaller Company Fund
Fidelity Large Cap Stock Fund
Fidelity Latin America Fund
Fidelity Low-Priced Stock Fund
Fidelity Mid-Cap Stock Fund
Fidelity New Markets Income Fund
Fidelity Nordic Fund
Fidelity OTC Fund
Fidelity Overseas Fund
Fidelity Pacific Basin Fund
Fidelity Puritan Fund
Fidelity Real Estate Investment Fund
Fidelity Small Cap Retirement Fund
Fidelity Small Cap Independent Fund
Fidelity Small Cap Stock Fund
Fidelity Southeast Asia Fund
Fidelity Spartan Ext Market Index Fund
Fidelity Spartan Intl Index Fund
Fidelity Spartan Tot Market Index Fund
Fidelity Spartan U.S. Equity Index Fund
Fidelity Stock Selector Fund
Fidelity Strategic Income Fund
Fidelity Structured Large Cap Growth Fund
Fidelity Structured Large Cap Value Fund
Fidelity Structured Mid Cap Growth Fund
Fidelity Structured Mid Cap Value Fund
Fidelity Trend Fund
Fidelity Total Bond Fund
Fidelity U.S. Bond Index Fund
Fidelity Utilities Fund
Fidelity Value Discovery Fund
Fidelity Value Fund
Fidelity Worldwide Fund
Franklin Small-Mid Cap Growth Fund A
Gartmore Millennium Growth Fund A
Gartmore Value Opportunities Fund A
INVESCO Dynamics Fund - Investor
INVESCO Equity Income Fund - Investor
INVESCO Growth Fund - Investor
INVESCO High-Yield Fund - Investor
INVESCO Select Income Fund - Investor
INVESCO Small Company Growth Fund - Investor
INVESCO Total Return Fund - Investor
INVESCO Value Equity Fund - Investor
Janus Adviser Aggressive Growth Fund

Janus Adviser Balanced Fund
Janus Adviser Capital Appreciation Fund
Janus Adviser Flexible Income Fund
Janus Adviser Growth Fund
Janus Adviser International Fund
Janus Adviser Worldwide Fund
Legg Mason Value Trust - FI
Managers Bond Fund
Managers Capital Appreciation Fund
Managers Special Equity Fund
Managers Value Fund
Morgan Stan Institutional Fund, Inc. Active International Fund B
Morgan Stan Institutional Fund, Inc. Balanced Fund - Advisor
Morgan Stan Institutional Fund, Inc. Emerging Markets Fund B
Morgan Stan Institutional Fund, Inc. Equity Growth Fund B
Morgan Stan Institutional Fund, Inc. Global Value Equity Fund B
Morgan Stan Institutional Fund, Inc. High Yield Fund - Advisor
Morgan Stan Institutional Fund, Inc. International Equity Fund B
Morgan Stan Institutional Fund, Inc. International Magnum Fund B
Morgan Stan Institutional Fund, Inc. Mid Cap Growth Fund - Advisor
Morgan Stan Institutional Fund, Inc. Small Company Growth Fund B
Morgan Stan Institutional Fund, Inc. Value Fund - Advisor
Morgan Stan Institutional Fund, Inc. Value Equity Fund B
Mutual Discovery Fund A
Mutual Shares Fund A
Neuberger Berman Focus Fund - Trust
Neuberger Berman Genesis Fund - Trust
Neuberger Berman Guardian Fund - Trust
Neuberger Berman Manhattan Fund - Trust
Neuberger Berman Part Fund - Trust
Neuberger Berman Soc Responsive Fund - Trust
Oakmark Equity & Income Fund I
Oakmark Select Fund I
PBHG Emerging Growth Fund
PBHG Growth Fund
PBHG Large Cap Value Fund
PBHG Mid Cap Value Fund
PBHG Strategic Small Co Fund
PIMCO Capital Appreciation Fund - Administrative
PIMCO Global Bond Fund - Administrative
PIMCO High-Yield Fund - Administrative
PIMCO Long-Term US Government Fund - Administrative
PIMCO Mid Cap Fund - Administration
PIMCO Total Return Fund - Administration
Royce Low-Priced Stock Fund
RS Emerging Growth Fund
RS Smaller Company Growth Fund
Scudder 21st Century Growth Fund S

Scudder Global Discovery Fund S
Scudder Growth & Income Fund S
Scudder International Fund S
Strong Ultra Short Term Income Fund
Strong Advisor Common Sock Fund Z
Strong Advisor Small Cap Val Fund Z
Strong Government Securities Inv Fund
Strong Growth Inv Fund
Strong Large Cap Growth Fund
Strong Multi-Cap Value Fund
Strong Opportunity Inv Fund
TCW Galileo Aggressive Growth Equities Fund N
TCW Galileo Select Equities Fund N
TCW Galileo Small Cap Growth Fund N
Templeton Developing Markets Fund A
Templeton Foreign Fund A
Templeton Foreign Small Companies Fund A
Templeton Global Bond Fund A
Templeton Growth Fund A
Templeton World Fund A
UAM FMA Small Company Portfolio - Institutional
Western Asset Core Portfolio - FI Class
Ashland Common Stock Fund
Arch Coal Stock Fund
The Package Investment Funds: Conservative, Moderate and Aggressive
Fidelity U.S. Equity Index Commingled Pool

*Maintenance of the following investment options for the Ashland Inc. Leveraged Employee Stock Ownership Plan:

Ashland LESOP Stock Fund (frozen to new contributions and exchanges in)
Fidelity Money Market Trust: Retirement Money Market Portfolio

IN WITNESS WHEREOF, the Trustee and Ashland have caused this Nineteenth Amendment to be executed by their duly authorized officers effective as of the day and year first above written.

ASHLAND INC.	**FIDELITY MANAGEMENT TRUST COMPANY**
By: ______________ Date	By: ______________ 4/1/03
	FMTC Authorized Signatory Date

TWENTIETH AMENDMENT TO TRUST AGREEMENT BETWEEN FIDELITY MANAGEMENT TRUST COMPANY AND ASHLAND INC.

THIS TWENTIETH AMENDMENT, dated as of the thirty-first day of May, 2003, by and between Fidelity Management Trust Company (the "Trustee") and Ashland Inc. ("Ashland");

WITNESSETH:

WHEREAS, the Trustee and Ashland heretofore entered into a Trust Agreement dated October 1, 1995, with regard to the Ashland Inc. Employee Savings Plan and the Ashland Inc. Leveraged Employee Stock Ownership Plan ("Ashland Inc. LESOP") (collectively referred to herein as "Plan" or "Plans"); and

WHEREAS, Ashland has directed the Trustee to accept and hold the assets of the APAC Hourly Savings Plan effective May 31, 2003, in accordance with the terms of the Trust Agreement; and

WHEREAS, the Trustee and Ashland now desire to amend said Trust Agreement as provided for in Section 13 thereof;

NOW THEREFORE, in consideration of the above premises, the Trustee and Ashland hereby amend the Trust Agreement by:

(1) Restating the first WHEREAS clause, in its entirety, as follows:

WHEREAS, Ashland is the sponsor of the Ashland Inc. Employee Savings Plan, the Ashland Inc. Leveraged Employee Stock Ownership Plan ("Ashland Inc. LESOP") and the APAC Hourly Savings Plan (individually and collectively referred to herein as "Plan" or "Plans"); and

(2) Restating the first sentence of Section 1, Trust, in its entirety, as follows:

Ashland hereby establishes the Ashland Inc. Employee Savings Plan, the Ashland Inc. Leveraged Employee Stock Ownership Plan ("Ashland Inc. LESOP") and the APAC Hourly Savings Plan Trust (the "Trust") with the Trustee.

(3) Amending the "investment options" section of Schedules "A" and "C" to add the following:

* Maintenance of the following investment options for the APAC Hourly Savings Plan:

Fidelity Government Income Fund
Fidelity Overseas Fund
Fidelity Blue Chip Growth Fund
Fidelity Low Priced Stock Fund
Fidelity Equity-Income II Fund
Fidelity Freedom Income Fund®
Fidelity Freedom 2000 Fund®
Fidelity Freedom 2010 Fund®
Fidelity Freedom 2020 Fund®
Fidelity Freedom 2030 Fund®
Fidelity Freedom 2040 Fund®
Fidelity Money Market Trust: Retirement Money Market Portfolio
Spartan® U. S. Equity Index Fund

(4) Amending Schedule "B" to add the following:

One Time Cash Balance Statement Set-up Fee:	$15,000.
Cash Balance Statement Production Fee:	$0.90 per statement.

(5) Adding Schedule "B-2", as attached hereto.

(6) Adding Schedules "D-1" and "E-1", as attached hereto.

IN WITNESS WHEREOF, the Trustee and Ashland have caused this Twentieth Amendment to be executed by their duly authorized officers effective as of the day and year first above written.

ASHLAND INC.

By: [signature] 5/7/03
Date

FIDELITY MANAGEMENT TRUST COMPANY

By: [signature] 6/6/03
FMTC Authorized Signatory Date

SCHEDULE "B-2" – *Fee Schedule for APAC Hourly Savings Plan*

Annual Participant Fee:	$80 per Participant*, billed and payable quarterly.
Minimum Required Distribution:	$25.00 per Participant per MRD Withdrawal.
In-Service Withdrawals:	$20.00 per withdrawal.
Plan Sponsor Webstation (PSW):	Two User I.D.'s provided free of charge. Additional User I.D.'s available upon request.
Return of Excess Contribution Fee:	$25.00 per Participant, one-time charge per calculation and check generation.
One Time Conversion Fee:	$35,000.
Limited First PERSON Program Fee:	$13.00 per Participant.
One Time Cash Balance Statement Set-up Fee:	$15,000.
Cash Balance Statement Production Fee:	$1.10 per statement.

- Other Fees: Separate charges may apply for optional non-discrimination testing, extraordinary expenses resulting from large numbers of simultaneous manual transactions, from errors not caused by Fidelity, reports not contemplated in this Agreement, corporate actions, or the provision of communications materials in hard copy which are also accessible to Participants via electronic services in the event that the provision of such material in hard copy would result in an additional expense deemed to be material. Fees for corporate actions will be negotiated separately, based on the characteristics of the project as well as the overall relationship at the time of the project.

* This fee will be imposed pro rata for each calendar quarter, or any part thereof, that it remains necessary to keep a Participant's account(s) as part of the Plan's records, e.g., vested, deferred, forfeiture, top-heavy and terminated Participants who must remain on file through calendar year-end for 1099-R reporting purposes.

Note: These fees have been negotiated and accepted based on the following Plan characteristics: 3 plans in the relationship, current plan assets of $852.3 million, current participation of 19,449 Participants, current assets in investment contracts of $168.7 million, current stock assets of $266.6 million, total Fidelity actively managed Mutual Fund assets of $267.0 million, total Fidelity non-actively managed Mutual Fund assets of $1.7 million, total Non-Fidelity Mutual Fund assets of $38.8 million, other FMTC product assets of $109.5 million, and projected net cash flows of $5.0 million per year. Fees will be subject to revision if these Plan characteristics change significantly by either falling below or exceeding current or projected levels. Fees also have been based on the use of up to 13 investment options, and such fees will be subject to revision if additional investment options are added.

ASHLAND INC.

CWW3 By: [signature] 5/7/03
Date

FIDELITY MANAGEMENT TRUST COMPANY

By: [signature] 6/6/03
FMTC Authorized Signatory Date

TWENTY-FIRST AMENDMENT TO TRUST AGREEMENT BETWEEN FIDELITY MANAGEMENT TRUST COMPANY AND ASHLAND INC.

THIS TWENTY-FIRST AMENDMENT, dated as of the twenty-second day of September, 2003, by and between Fidelity Management Trust Company (the "Trustee") and Ashland Inc. ("Ashland");

WITNESSETH:

WHEREAS, the Trustee and Ashland heretofore entered into a Trust Agreement dated October 1, 1995, with regard to the Ashland Inc. Employee Savings Plan, the Ashland Inc. Leveraged Employee Stock Ownership Plan ("Ashland Inc. LESOP") and the APAC Hourly Savings Plan (collectively referred to herein as "Plan" or "Plans"); and

WHEREAS, the Sponsor now desires, and hereby directs the Trustee, in accordance with Section 8(c) of the Trust Agreement, to commence liquidating all participant balances held in the Arch Coal Stock Fund on September 22, 2003, in accordance with Fidelity's best practices in the marketplace, as acknowledged and understood by the Sponsor. The Sponsor is fully aware that market conditions may dictate that the trading occur over several days, and that such transactions are subject to certain uncontrollable market conditions that may make it difficult or impossible to complete the necessary stock trading in one business day. The Sponsor further directs that, although the completion of the liquidation and settlement of the last order may occur sooner, the Trustee shall invest the proceeds of such liquidation in the Low Volatility Fund on September 30, 2003, at its net asset value on such day. The parties hereto agree that the Trustee shall have no discretionary authority with respect to this sale and transfer directed by the Sponsor. Any variation from the procedure described herein may be instituted only at the express written directions of the Sponsor; and

WHEREAS, the Low Volatility Fund was inadvertently omitted from the list of investment options for the Ashland Inc. Employee Savings Plan in the Nineteenth Amendment as of the first day of April, 2003 and the Sponsor and the Trustee desire to correct this omission; and

WHEREAS, the Trustee and Ashland now desire to amend said Trust Agreement as provided for in Section 13 thereof;

NOW THEREFORE, in consideration of the above premises, the Trustee and Ashland hereby amend the Trust Agreement by:

(1) Amending by restating in their entirety, the first two paragraphs of Section 4(e) and Section 4(e)(i) as follows:

(e) <u>Ashland Stock</u>. Trust investments in Ashland Common Stock shall be made via the Ashland Common Stock Fund which shall be known as the "Stock Fund". Ashland Common Stock, the common stock of the Sponsor, or such other publicly traded stock of the Sponsor, or such other publicly-traded stock of the Sponsor's affiliates as meets the requirements of section 407(d)(5) of ERISA with respect to the Plan shall be known as "Stock". Investments in the Stock Fund shall consist primarily of shares of Stock. The Stock Fund shall also include cash or short-term liquid investments, in accordance with this paragraph, in amounts designed to satisfy daily participant exchange or withdrawal requests. Such holdings will include Colchester Street Trust: Money Market Portfolio: Class I or such other Mutual Fund or commingled money market pool as agreed to in writing by Ashland and Trustee. Ashland shall, after consultation with the Trustee, establish and communicate to the Trustee in writing a target percentage and drift allowance for such short-term liquid investments. Subject to its ability to execute open-market trades in Stock or to otherwise trade with Ashland, the Trustee shall be responsible for ensuring that the short-term investments held in the Stock Fund falls within the agreed-upon range over time. Each participant's proportional interest in the Stock Fund shall be measured in units of participation, rather than shares of Stock. Such units shall represent a proportionate interest in all of the assets of the Stock Fund, which includes shares of Stock, short-term investments and at times, receivables and payables (such as receivables and payables arising out of unsettled stock trades). The Trustee shall determine a daily net asset value ("NAV") for each unit outstanding of the Stock Fund. Valuation of the Stock Fund shall be based upon: (a) the New York Stock Exchange ("NYSE") closing price of the stock; or (b) if unavailable, the latest available price as reported by the principal national securities exchange on which the Stock is traded (the "Closing Price"); or (c) if neither is available, the price determined in good faith by the Trustee. The NAV shall be adjusted for gains or losses realized on sales of Stock, appreciation or depreciation in the value of those shares owned, and interest on the short-term investments held by the Stock Fund, payables and receivables for pending stock trades, and payables for other expenses of the Stock Fund, including principal obligations, if any, and expenses that, pursuant to Sponsor direction, the Trustee accrues or pays from the Stock Fund. At the direction of the Sponsor, the NAV may also be adjusted for commissions on purchases and sales of Stock. Dividends received by the Ashland Common Stock Fund shall be reinvested in additional shares of the common stock of Ashland Inc.

Notwithstanding the foregoing paragraph, no participant shall receive a cash dividend where the dividends attributable to such participant with respect to the Ashland Common Stock Fund exceed $10.00 for any given dividend payment. In the event dividends attributable to any participant are $10.00 or less, the dividends shall be reinvested in the Ashland Common Stock Fund as if the participant had so elected.

(i) Acquisition Limit. Pursuant to the Plan, the Trust may be invested in Ashland Common Stock to the extent necessary to comply with investment directions in accordance with this Agreement. Ashland shall be responsible for providing specific direction on any acquisition limits required by the Plan or applicable law.

(2) Amending by restating in its entirety, Section 4(e)(viii) as follows:

(viii) Conversion.

All provisions in this Section 4(e) shall also apply to any securities received as a result of a conversion of Stock.

(3) Removing all references to "Stock Funds" and replacing them with "Stock Fund".

(4) *Effective April 1, 2003,* amending the "investment options for the Ashland Inc. Employee Savings Plan" section of Schedules "A" and "C" to add the following:

Low Volatility Fund

(5) *Effective September 30, 2003*, amending the "investment options for the Ashland Inc. Employee Savings Plan" section of Schedules "A" and "C" to delete the following:

Arch Coal Stock Fund

(6) Amending Schedule "G" to delete the "Exchange Restrictions" section.

IN WITNESS WHEREOF, the Trustee and Ashland have caused this Twenty-first Amendment to be executed by their duly authorized officers effective as of the day and year first above written.

ASHLAND INC.	FIDELITY MANAGEMENT TRUST COMPANY
By: [signature] 9/27/03	By: [signature] 10/20/03
Date	FMTC Authorized Signatory Date

TWENTY-SECOND AMENDMENT TO TRUST AGREEMENT BETWEEN FIDELITY MANAGEMENT TRUST COMPANY AND ASHLAND INC.

THIS TWENTY-SECOND AMENDMENT, dated as of the thirty-first day of October, 2003, except as otherwise specified herein, by and between Fidelity Management Trust Company (the "Trustee") and Ashland Inc. ("Ashland");

WITNESSETH:

WHEREAS, the Trustee and Ashland heretofore entered into a Trust Agreement dated October 1, 1995, with regard to the Ashland Inc. Employee Savings Plan, the Ashland Inc. Leveraged Employee Stock Ownership Plan ("Ashland Inc. LESOP") and the APAC Hourly Savings Plan (collectively referred to herein as "Plan" or "Plans"); and

WHEREAS, the Trustee has been informed that *effective October 31, 2003*, the INVESCO Growth Fund - Investor Class is merging with and into the AIM Large Cap Growth Fund - Investor Class; and

WHEREAS, the Trustee has been informed that *effective October 31, 2003*, the INVESCO High Yield Fund - Investor Class is merging with and into the AIM High Yield Fund - Investor Class; and

WHEREAS, the Trustee has been informed that *effective October 31, 2003*, the INVESCO Select Income Fund - Investor Class is merging with and into the AIM Income Fund - Investor Class; and

WHEREAS, the Trustee has been informed that *effective October 31, 2003*, the INVESCO Value Equity Fund - Investor Class is merging with and into the AIM Large Cap Basic Value Fund - Investor Class; and

WHEREAS, the Trustee has been informed that *effective November 7, 2003,* the Strong Multi-Cap Value Fund is merging with and into the Strong Advisor Small Cap Value Fund - Class Z; and

WHEREAS, Ashland now desires, and hereby directs the Trustee, in accordance with Section 7(b), on October 31, 2003: to liquidate all participant balances held in the INVESCO Growth Fund - Investor Class at its net asset value on such day, and to invest the proceeds in the AIM Large Cap Growth Fund - Investor Class at its net asset value on such day; and

WHEREAS, Ashland now desires, and hereby directs the Trustee, in accordance with Section 7(b), on October 31, 2003: to liquidate all participant balances held in the INVESCO High Yield Fund - Investor Class at its net asset value on such day, and to invest the proceeds in the AIM High Yield Fund - Investor Class at its net asset value on such day; and

WHEREAS, Ashland now desires, and hereby directs the Trustee, in accordance with Section 7(b), on October 31, 2003: to liquidate all participant balances held in the INVESCO Select Income Fund - Investor Class at its net asset value on such day, and to invest the proceeds in the AIM Income Fund - Investor Class at its net asset value on such day; and

WHEREAS, Ashland now desires, and hereby directs the Trustee, in accordance with Section 7(b), on October 31, 2003: to liquidate all participant balances held in the INVESCO Value Equity Fund - Investor Class at its net asset value on such day, and to invest the proceeds in the AIM Large Cap Basic Value Fund - Investor Class at its net asset value on such day; and

WHEREAS, Ashland now desires, and hereby directs the Trustee, in accordance with Section 7(b), on November 7, 2003: to liquidate all participant balances held in the Strong Multi-Cap Value Fund at its net asset value on such day, and to invest the proceeds in the Strong Advisor Small Cap Value Fund - Class Z at its net asset value on such day; and

The parties hereto agree that the Trustee shall have no discretionary authority with respect to the above listed sales and transfers directed by Ashland. Any variation from the procedure described herein may be instituted only at the express written direction of Ashland; and

WHEREAS, the Trustee and Ashland now desire to amend said Trust Agreement as provided for in Section 13 thereof;

NOW THEREFORE, in consideration of the above premises, the Trustee and Ashland hereby amend the Trust Agreement by:

(1) Amending the "investment options for the Ashland Inc. Employee Savings Plan" section of Schedules "A" and "C" to add the following:

AIM Large Cap Growth Fund - Investor Class
AIM High Yield Fund - Investor Class
AIM Income Fund - Investor Class
AIM Large Cap Basic Value Fund - Investor Class

(2) Amending the "investment options for the Ashland Inc. Employee Savings Plan" section of Schedules "A" and "C" to remove the following:

INVESCO Growth Fund – Investor Class
INVESCO High Yield Fund - Investor Class
INVESCO Select Income Fund - Investor Class
INVESCO Value Equity Fund - Investor Class

(3) *Effective November 7, 2003*, amending the "investment options for the Ashland Inc. Employee Savings Plan" section of Schedules "A" and "C" to remove the following:

Strong Multi-Cap Value Fund

(4) Restating the "Non-Fidelity Mutual Funds" portion of Schedule "B", in its entirety, as follows:

Non-Fidelity Mutual Funds:	Fees paid directly to Fidelity Investments Institutional Operations Company, Inc. (FIIOC) or its affiliates by Non-Fidelity Mutual Fund vendors shall be posted and updated quarterly on Plan Sponsor Webstation at https://psw.fidelity.com or a successor site.

IN WITNESS WHEREOF, the Trustee and Ashland have caused this Twenty-second Amendment to be executed by their duly authorized officers effective as of the day and year first above written.

ASHLAND INC.

By: [signature] 10/29/03
Date

FIDELITY MANAGEMENT TRUST COMPANY

By: [signature] 11/21/03
FMTC Authorized Signatory Date

TWENTY-THIRD AMENDMENT TO TRUST AGREEMENT BETWEEN FIDELITY MANAGEMENT TRUST COMPANY AND ASHLAND INC.

THIS TWENTY-THIRD AMENDMENT, dated as of the twenty-eighth day of November, 2003, except as otherwise specified herein, by and between Fidelity Management Trust Company (the "Trustee") and Ashland Inc. ("Ashland");

WITNESSETH:

WHEREAS, the Trustee and Ashland heretofore entered into a Trust Agreement dated October 1, 1995, with regard to the Ashland Inc. Employee Savings Plan, the Ashland Inc. Leveraged Employee Stock Ownership Plan ("Ashland Inc. LESOP") and the APAC Hourly Savings Plan (collectively referred to herein as "Plan" or "Plans"); and

WHEREAS, Ashland now desires, and hereby directs the Trustee, in accordance with Section 7(b), at the close of business (1 p.m. ET) on November 28, 2003: to liquidate all participant balances held in the Janus Adviser Flexible Income Fund – Class I at its net asset value on such day, and to invest the proceeds in the Low Volatility Fund at its net asset value on such day; and

WHEREAS, Ashland now desires, and hereby directs the Trustee, in accordance with Section 7(b), at the close of business (1 p.m. ET) on November 28, 2003: to liquidate all participant balances held in the Janus Adviser Balanced Fund – Class I at its net asset value on such day, and to invest the proceeds in the Low Volatility Fund at its net asset value on such day; and

WHEREAS, Ashland now desires, and hereby directs the Trustee, in accordance with Section 7(b), at the close of business (1 p.m. ET) on November 28, 2003: to liquidate all participant balances held in the Janus Adviser Capital Appreciation Fund – Class I at its net asset value on such day, and to invest the proceeds in the Low Volatility Fund at its net asset value on such day; and

WHEREAS, Ashland now desires, and hereby directs the Trustee, in accordance with Section 7(b), at the close of business (1 p.m. ET) on November 28, 2003: to liquidate all participant balances held in the Janus Adviser Growth Fund – Class I at its net asset value on such day, and to invest the proceeds in the Low Volatility Fund at its net asset value on such day; and

WHEREAS, Ashland now desires, and hereby directs the Trustee, in accordance with Section 7(b), at the close of business (1 p.m. ET) on November 28, 2003: to liquidate all participant balances held in the Janus Adviser International Growth Fund – Class I (f/k/a Janus Adviser International Fund – Class I) at its net asset value on such day, and to invest the proceeds in the Low Volatility Fund at its net asset value on such day; and

WHEREAS, Ashland now desires, and hereby directs the Trustee, in accordance with Section 7(b), at the close of business (1 p.m. ET) on November 28, 2003: to liquidate all participant balances held in the Janus Adviser Worldwide Fund – Class I at its net asset value on such day, and to invest the proceeds in the Low Volatility Fund at its net asset value on such day; and

WHEREAS, Ashland now desires, and hereby directs the Trustee, in accordance with Section 7(b), at the close of business (1 p.m. ET) on November 28, 2003: to liquidate all participant balances held in the Janus Adviser Mid Cap Growth Fund – Class I (f/k/a Janus Adviser Aggressive Growth Fund – Class I) at its net asset value on such day, and to invest the proceeds in the Low Volatility Fund at its net asset value on such day; and

WHEREAS, Ashland now desires, and hereby directs the Trustee, in accordance with Section 7(b), at the close of business (1 p.m. ET) on November 28, 2003: to liquidate all participant balances in the Janus Mid Cap Value Fund at its net asset value on such day, and to invest the proceeds in the Low Volatility Fund at its net asset value on such day; and

The parties hereto agree that the Trustee shall have no discretionary authority with respect to the above listed sales and transfers directed by Ashland. Any variation from the procedure described herein may be instituted only at the express written direction of Ashland; and

WHEREAS, the Trustee and Ashland now desire to amend said Trust Agreement as provided for in Section 13 thereof;

NOW THEREFORE, in consideration of the above premises, the Trustee and Ashland hereby amend the Trust Agreement by:

(1) *Effective April 1, 2003,* amending the "investment options for the Ashland Inc. Employee Savings Plan" section of Schedules "A" and "C" to add the following:

- Low Volatility Fund

(2) *Effective April 21, 2003*, amending the "investment options for the Ashland Inc. Employee Savings Plan" section of Schedules "A" and "C" to add the following:

- Janus Mid Cap Value Fund

(3) *Effective December 1, 2003*, amending the "investment options for the Ashland Inc. Employee Savings Plan" section of Schedules "A" and "C" to remove the following:

- Janus Adviser Flexible Income Fund
- Janus Adviser Balanced Fund
- Janus Adviser Capital Appreciation Fund
- Janus Adviser Growth Fund
- Janus Adviser International Fund
- Janus Adviser Worldwide Fund
- Janus Adviser Aggressive Growth Fund
- Janus Mid Cap Value Fund

IN WITNESS WHEREOF, the Trustee and Ashland have caused this Twenty-third Amendment to be executed by their duly authorized officers effective as of the day and year first above written.

ASHLAND INC.

By: [signature] 12/1/03
Date

FIDELITY MANAGEMENT TRUST COMPANY

By: [signature] 12/19/03
FMTC Authorized Signatory Date

TWENTY-FOURTH AMENDMENT TO TRUST AGREEMENT BETWEEN FIDELITY MANAGEMENT TRUST COMPANY AND ASHLAND INC.

THIS TWENTY-FOURTH AMENDMENT, dated as of the first day of March, 2004, except as otherwise specified herein, by and between Fidelity Management Trust Company (the "Trustee") and Ashland Inc. ("Ashland");

WITNESSETH:

WHEREAS, the Trustee and Ashland heretofore entered into a Trust Agreement dated October 1, 1995, with regard to the Ashland Inc. Employee Savings Plan, the Ashland Inc. Leveraged Employee Stock Ownership Plan ("Ashland Inc. LESOP") and the APAC Hourly Savings Plan (collectively referred to herein as "Plan" or "Plans"); and

WHEREAS, Ashland has informed the Trustee that *effective at the close of business (4 p.m. ET) on March 1, 2004*, the assets of the AIM Premier Equity Fund, AIM Weingarten Fund – Class A, Alger Capital Appreciation Retirement Portfolio, Alger Mid Cap Growth Retirement Portfolio, Alger Small Cap Institutional Portfolio, Credit Suisse International Focus Fund, Dreyfus Founders Growth & Income Fund F, Dreyfus Founders Mid Cap Growth Fund F, Dreyfus Founders Passport Fund F, Dreyfus Founders Worldwide Growth Fund F, Morgan Stanley Institutional Fund, Inc. Active International Allocation Fund B, Morgan Stanley Institutional Fund, Inc. International Magnum Fund B, Neuberger Berman Manhattan Fund - Trust, PBHG Emerging Growth Fund, Scudder 21st Century Fund S, Scudder Growth & Income Fund S, Strong Advisor Common Stock Fund Z, Strong Advisor Small Cap Value Fund Z, Strong Government Securities Fund – Investor Class, Strong Growth Fund – Investor Class, Strong Large Cap Growth Fund, Strong Opportunity Fund – Investor Class and Strong Ultra Short Term Income Fund are frozen to incoming contributions and exchanges in; and

WHEREAS, Ashland now desires, and hereby directs the Trustee, in accordance with Section 7(b), *effective at the close of business (4 p.m. ET) on March 1, 2004*, to redirect all participant contributions directed to the AIM Premier Equity Fund – Class A, AIM Weingarten Fund – Class A, Alger Capital Appreciation Retirement Portfolio, Alger Mid Cap Growth Retirement Portfolio, Alger Small Cap Institutional Portfolio, Credit Suisse International Focus Fund, Dreyfus Founders Growth & Income Fund F, Dreyfus Founders Mid Cap Growth Fund F, Dreyfus Founders Passport Fund F, Dreyfus Founders Worldwide Growth Fund F, Morgan Stanley Institutional Fund, Inc. Active International Allocation Fund B, Morgan Stanley Institutional Fund, Inc. International Magnum Fund B, Neuberger Berman Manhattan Fund - Trust, PBHG Emerging Growth Fund, Scudder 21st Century Fund S, Scudder Growth & Income Fund S, Strong Advisor Common Stock Fund Z, Strong Advisor Small Cap Value Fund Z, Strong Government Securities Fund – Investor Class, Strong Growth Fund – Investor Class, Strong Large Cap Growth Fund, Strong Opportunity Fund – Investor Class and Strong Ultra Short Term Income Fund to be invested in the Low Volatility Fund. The parties hereto agree that the Trustee shall have no discretionary authority with respect to this redirection directed by Ashland. Any variation from the procedure described herein may be instituted only at the express written directions of Ashland; and

WHEREAS, Ashland now desires, and hereby directs the Trustee, in accordance with Section 7(b), *at the close of business (4 p.m. ET) on March 31, 2003*: to liquidate all participant balances held in the AIM Premier Equity Fund – Class A, AIM Weingarten Fund – Class A, Alger Capital Appreciation Retirement Portfolio, Alger Mid Cap Growth Retirement Portfolio, Alger Small Cap Institutional Portfolio, Credit Suisse International Focus Fund, Dreyfus Founders Growth & Income Fund F, Dreyfus Founders Mid Cap Growth Fund F, Dreyfus Founders Passport Fund F, Dreyfus Founders Worldwide Growth Fund F, Morgan Stanley Institutional Fund, Inc. Active International Allocation Fund B, Morgan Stanley Institutional Fund, Inc. International Magnum Fund B, Neuberger Berman Manhattan Fund - Trust, PBHG Emerging Growth Fund, Scudder 21st Century Fund S, Scudder Growth & Income Fund S, Strong Advisor Common Stock Fund Z, Strong Advisor Small Cap Value Fund Z, Strong Government Securities Fund –

Investor Class, Strong Growth Fund – Investor Class, Strong Large Cap Growth Fund, Strong Opportunity Fund – Investor Class and Strong Ultra Short Term Income Fund at their respective net asset values on such day, and to invest the proceeds in the Low Volatility Fund at its net asset value on such day. The parties hereto agree that the Trustee shall have no discretionary authority with respect to the above listed sales and transfers directed by Ashland. Any variation from the procedure described herein may be instituted only at the express written direction of Ashland; and

WHEREAS, the Trustee and Ashland now desire to amend said Trust Agreement as provided for in Section 13 thereof;

NOW THEREFORE, in consideration of the above premises, the Trustee and Ashland hereby amend the Trust Agreement by:

(1) *Effective at the close of business (4 p.m. ET) on March 1, 2004*, amending the "investment options for the Ashland Inc. Employee Savings Plan" section of Schedules "A" and "C" to replace the references to AIM Value Fund – Class A, AIM Weingarten Fund – Class A, Alger Capital Appreciation Retirement Portfolio, Alger Mid Cap Growth Retirement Portfolio, Alger Small Cap Institutional Portfolio, Credit Suisse International Equity Fund – Common, Dreyfus Founders Growth & Income Fund F, Dreyfus Founders Mid Cap Growth Fund F, Dreyfus Founders Passport Fund F, Dreyfus Founders Worldwide Fund F, Morgan Stan Institutional Fund, Inc. Active International Fund B, Morgan Stan Institutional Fund, Inc. International Magnum Fund B, Neuberger Berman Manhattan Fund - Trust, PBHG Emerging Growth Fund, Scudder 21st Century Fund S, Scudder Growth & Income Fund S, Strong Advisor Common Stock Fund Z, Strong Advisor Small Cap Value Fund Z, Strong Government Securities Inv Fund, Strong Growth Inv Fund, Strong Large Cap Growth Fund, Strong Opportunity Inv Fund and Strong Ultra Short Term Income Fund with the following:

- AIM Premier Equity Fund – Class A **(frozen to incoming contributions and exchanges in)**
- AIM Weingarten Fund – Class A **(frozen to incoming contributions and exchanges in)**
- Alger Capital Appreciation Institutional Portfolio – Institutional Class **(frozen to incoming contributions and exchanges in)**
- Alger Mid Cap Growth Institutional Portfolio – Institutional Class **(frozen to incoming contributions and exchanges in)**
- Alger Small Cap Institutional Portfolio – Institutional Class **(frozen to incoming contributions and exchanges in)**
- Credit Suisse International Focus Fund – Common Class **(frozen to incoming contributions and exchanges in)**
- Dreyfus Founders Growth & Income Fund F **(frozen to incoming contributions and exchanges in)**
- Dreyfus Founders Mid Cap Growth Fund F **(frozen to incoming contributions and exchanges in)**
- Dreyfus Founders Passport Fund F **(frozen to incoming contributions and exchanges in)**
- Dreyfus Founders Worldwide Growth Fund F **(frozen to incoming contributions and exchanges in)**
- Morgan Stanley Institutional Fund, Inc. Active International Allocation Portfolio - Class B **(frozen to incoming contributions and exchanges in)**
- Morgan Stanley Institutional Fund, Inc. International Magnum Portfolio - Class B **(frozen to incoming contributions and exchanges in)**
- Neuberger Berman Manhattan Fund® - Trust Class **(frozen to incoming contributions and exchanges in)**
- PBHG Emerging Growth Fund **(frozen to incoming contributions and exchanges in)**

- Scudder 21st Century Fund S **(frozen to incoming contributions and exchanges in)**
- Scudder Growth & Income Fund S **(frozen to incoming contributions and exchanges in)**
- Strong Advisor Common Stock Fund Z **(frozen to incoming contributions and exchanges in)**
- Strong Advisor Small Cap Value Fund Z **(frozen to incoming contributions and exchanges in)**
- Strong Government Securities Fund –Investor Class **(frozen to incoming contributions and exchanges in)**
- Strong Growth Fund – Investor Class **(frozen to incoming contributions and exchanges in)**
- Strong Large Cap Growth Fund **(frozen to incoming contributions and exchanges in)**
- Strong Opportunity Fund – Investor Class **(frozen to incoming contributions and exchanges in)**
- Strong Ultra Short Term Income Fund **(frozen to incoming contributions and exchanges in)**

(2) *Effective at the close of business (4 p.m. ET) on March 31, 2004*, amending the "investment options for the Ashland Inc. Employee Savings Plan" section of Schedules "A" and "C" to remove the following:

- AIM Premier Equity Fund – Class A **(frozen to incoming contributions and exchanges in)**
- AIM Weingarten Fund – Class A **(frozen to incoming contributions and exchanges in)**
- Alger Capital Appreciation Institutional Portfolio – Institutional Class **(frozen to incoming contributions and exchanges in)**
- Alger Mid Cap Growth Institutional Portfolio – Institutional Class **(frozen to incoming contributions and exchanges in)**
- Alger Small Cap Institutional Portfolio – Institutional Class **(frozen to incoming contributions and exchanges in)**
- Credit Suisse International Focus Fund – Common Class **(frozen to incoming contributions and exchanges in)**
- Dreyfus Founders Growth & Income Fund F **(frozen to incoming contributions and exchanges in)**
- Dreyfus Founders Mid Cap Growth Fund F **(frozen to incoming contributions and exchanges in)**
- Dreyfus Founders Passport Fund F **(frozen to incoming contributions and exchanges in)**
- Dreyfus Founders Worldwide Growth Fund F **(frozen to incoming contributions and exchanges in)**
- Morgan Stanley Institutional Fund, Inc. Active International Allocation Portfolio - Class B **(frozen to incoming contributions and exchanges in)**
- Morgan Stanley Institutional Fund, Inc. International Magnum Portfolio - Class B **(frozen to incoming contributions and exchanges in)**
- Neuberger Berman Manhattan Fund® - Trust Class **(frozen to incoming contributions and exchanges in)**
- PBHG Emerging Growth Fund **(frozen to incoming contributions and exchanges in)**
- Scudder 21st Century Fund S **(frozen to incoming contributions and exchanges in)**
- Scudder Growth & Income Fund S **(frozen to incoming contributions and exchanges in)**
- Strong Advisor Common Stock Fund Z **(frozen to incoming contributions and exchanges in)**

- Strong Advisor Small Cap Value Fund Z **(frozen to incoming contributions and exchanges in)**
- Strong Government Securities Fund –Investor Class **(frozen to incoming contributions and exchanges in)**
- Strong Growth Fund – Investor Class **(frozen to incoming contributions and exchanges in)**
- Strong Large Cap Growth Fund **(frozen to incoming contributions and exchanges in)**
- Strong Opportunity Fund – Investor Class **(frozen to incoming contributions and exchanges in)**
- Strong Ultra Short Term Income Fund **(frozen to incoming contributions and exchanges in)**

(3) *Effective April 1, 2004,* amending the "investment options for the Ashland Inc. Employee Savings Plan" section of Schedules "A" and "C" to add the following:

- AIM Mid Cap Core Equity Fund – Class A
- Artisan International Fund
- Artisan Mid Cap Fund
- Calvert Social Investment Fund – Equity Portfolio – Class A
- Columbia Acorn Select Fund – Z
- Columbia Acorn USA Fund – Class Z
- Columbia High Yield Fund – Z
- CRM Mid Cap Value Fund – Investor Class
- Lord Abbett Mid Cap Value Fund – Class P
- PIMCO NFJ Small-Cap Value Fund – Administrative Class
- Scudder-Dreman High Return Equity Fund – Class A
- The Oakmark Fund – Class I
- Van Kampen Growth and Income Fund – Class A
- Fidelity Blue Chip Value Fund
- Fidelity Freedom 2005 Fund℠
- Fidelity Freedom 2015 Fund℠
- Fidelity Freedom 2025 Fund℠
- Fidelity Freedom 2035 Fund℠

IN WITNESS WHEREOF, the Trustee and Ashland have caused this Twenty-fourth Amendment to be executed by their duly authorized officers effective as of the day and year first above written.

ASHLAND INC.	**FIDELITY MANAGEMENT TRUST COMPANY**
CMB By: [signature] 3/24/04	By: [signature] 3/29/04
Date	FMTC Authorized Signatory Date